UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

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FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citizens Community Bancorp, Inc.
Exact name of registrant as specified in charter

0001367859
Registrant CIK Number

06045224

Pre-Effective Amendment No. Two to Registration Statement on Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-135527
SEC file number, if available

S-
(Series Identifier(s) and names(s), if applicable; add more lines if needed)

C-
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Report Period (If applicable)

Beth A. Freedman
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check one only):

___ Rule 201 (Temporary Hardship Exemption)

X Rule 202 (Continuing Hardship Exemption)

___ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereto duly authorized, in the City of **Washington, District of Columbia, 2006**.

Citizens Community Bancorp, Inc.
(Registrant)

By: James G. Cooley, President and Chief Executive Officer
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on August 1, 2006, that the information set forth in this statement is true and complete.

By: Beth A. Freedman
Beth A. Freedman
Counsel

SEC 2082 (06-06)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONVERSION APPRAISAL REPORT

CITIZENS COMMUNITY BANCORP, INC.
PROPOSED HOLDING COMPANY FOR
CITIZENS COMMUNITY FEDERAL
Eau Claire, Wisconsin
Dated As Of:
June 16, 2006

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

June 16, 2006

Board of Directors
Citizens Community MHC
Citizens Community Bancorp, Inc.
Citizens Community Federal
2174 EastRidge Center
Eau Claire, Wisconsin 54701

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock to be issued by Citizens Community Bancorp, Inc., Eau Claire, Wisconsin ("Citizens Community Bancorp" or the "Company") in connection with the mutual-to-stock conversion of Citizens Community, MHC (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 74.33% of the common stock of Citizens Community Bancorp (the "MHC Shares"), the mid-tier holding company for Citizens Community Bank, Eau Claire, Wisconsin (the "Bank"). The remaining 25.67% of Citizens Community Bancorp's common stock is owned by public stockholders. Citizens Community Bancorp, which commenced operations on March 29, 2004, owns 100% of the common stock of the Bank. It is our understanding that Citizens Community Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, The Employee Plan, Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering and/or a syndicated community offering to members of the local communities served and the public at large.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC").

Plan of Conversion

On April 20, 2006, the respective Boards of Directors of the MHC, Citizens Community Bancorp and the Bank adopted the plan of conversion, pursuant to which the MHC will be merged into the Bank and the MHC will no longer exist. Pursuant to the plan of conversion, Citizens Community Bancorp, which owns 100% of the Bank, will be succeeded by a new

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

Maryland corporation named Citizens Community Bancorp, Inc. As part of the conversion, the Company will sell shares of common stock in an offering that will represent the ownership interest in Citizens Community Bancorp currently owned by the MHC. The Company will also issue shares of its common stock to the public stockholders of Citizens Community Bancorp pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Citizens Community Bancorp common stock as owned immediately prior to the conversion.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of Citizens Community Bancorp, the Bank and the MHC, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of Citizens Community Bancorp, the Bank and the MHC that has included a review of audited financial information for fiscal years ended September 30, 2001 through 2005 and interim financial results through March 31, 2006, a review of various unaudited information and internal financial reports through March 31, 2006, and due diligence related discussions with Citizens Community Bancorp's management; Wipfli LLP, Citizens Community Bancorp's independent auditor; Silver, Freedman & Taff, L.L.P., Citizens Community Bancorp's conversion counsel; and Keefe, Bruyette & Woods, Inc., Citizens Community Bancorp's marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Citizens Community Bancorp operates and have assessed Citizens Community Bancorp's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Citizens Community Bancorp and the industry as a whole. We have analyzed the potential effects of the stock conversion on Citizens Community Bancorp's operating characteristics and financial performance as they relate to the pro forma market value of Citizens Community Bancorp. We have analyzed the assets held by the MHC, which will be consolidated with Citizens Community Bancorp's assets and equity pursuant to the completion of conversion. We have reviewed the economic and demographic characteristics of the Company's primary market area. We have compared Citizens Community Bancorp's financial performance and condition with selected publicly-traded thrifts in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second-step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Citizens Community Bancorp's representation that the information contained in the regulatory applications and additional information furnished to us by Citizens Community Bancorp and its independent auditor, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Citizens Community Bancorp, or its independent auditor, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Citizens Community Bancorp. The valuation considers Citizens Community Bancorp only as a going concern and should not be considered as an indication of Citizens Community Bancorp's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Citizens Community Bancorp and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Citizens Community Bancorp's stock alone. It is our understanding that there are no current plans for selling control of Citizens Community Bancorp following completion of the second-step stock offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Citizens Community Bancorp's common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of June 16, 2006, the estimated aggregate pro forma valuation of the shares to be issued in the conversion of the MHC, including: (1) newly-issued shares representing the MHC's ownership interest in Citizens Community Bancorp, and (2) exchange shares issued to existing public shareholders of Citizens Community Bancorp, was $53,811,100 at the midpoint, equal to 5,381,110 shares at a per share value of $10.00. Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range is $40,000,000, equal to 4,000,000 shares at $10.00 per share. The offering range includes a minimum value of $34,000,000, equal to 3,400,000 shares at $10.00 per share (85.0% of the midpoint) and a maximum value of $46,000,000, equal to 4,600,000 shares at $10.00 per share (115.0% of the midpoint). In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $52,900,000, equal to 5,290,000 shares at $10.00 per share, without requiring a resolicitation.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of Citizens Community Bancorp stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in Citizens Community Bancorp equal to 25.67% as of March 31, 2006. The exchange ratio to be received by the existing minority shareholders of Citizens Community Bancorp will be determined at the end of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon this calculation, and the valuation conclusion and offering range concluded above, the exchange ratio would be 1.22803 shares, 1.44474 shares, 1.66145 shares and 1.91067 shares of newly issued shares of Citizens Community Bancorp stock for each share of stock held by the public shareholders at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Citizens Community Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market following the completion of the second-step offering.

RP Financial's valuation was based on the financial condition, operations and shares outstanding of Citizens Community Bancorp as of March 31, 2006, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public stockholders of Citizens Community Bancorp and the exchange of the public shares for newly issued shares of Citizens Community Bancorp common stock as a full public company was determined independently by the Boards of Directors of the MHC, Citizens Community Bancorp and the Bank. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Citizens Community Bancorp, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Citizens Community Bancorp's stock offering.

Respectfully submitted,
RP FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer

James J. Oren
Senior Vice President

TABLE OF CONTENTS
CITIZENS COMMUNITY FEDERAL
Eau Claire, Wisconsin

TABLE OF CONTENTS
CITIZENS COMMUNITY FEDERAL
Eau Claire, Wisconsin
(continued)

LIST OF TABLES
CITIZENS COMMUNITY FEDERAL
Eau Claire, Wisconsin

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Citizens Community is a federally chartered stock savings bank headquartered in Eau Claire, Wisconsin. In addition to the headquarters office location, the Bank maintains eight branch offices in northwestern and central Wisconsin, two offices in suburban Detroit, Michigan, and two offices in Minnesota. A map of the Bank's office locations is provided in Exhibit I-1. The Bank's primary regulators are the Office of Thrift Supervision and the Federal Deposit Insurance Corporation ("FDIC"). Citizens Community is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Deposit Insurance Fund ("DIF") of the FDIC. At March 31, 2006, Citizens Community had $256.6 million in assets, $188.3 million in deposits and total equity of $29.8 million or 11.62% of total assets.

Citizens Community Bancorp is a Delaware corporation that commenced operations on March 29, 2004 in connection with the regulatory restructuring of the Bank into the mutual holding company form of ownership. Pursuant to the restructuring, the Bank converted from a federal mutual savings bank to a federal mutual holding company structure whereby the Bank became a wholly-owned subsidiary of the Company, a majority owned subsidiary of Citizens Community MHC. As part of the restructuring, the Company sold 978,650 shares of common stock to the public and issued 2,063,100 shares to the MHC. The shares were sold and issued at a per share value of $10.00. On July 1, 2005, the Company acquired a mutual savings bank, Community Plus Savings Bank, Rochester Hills, Michigan in a tax-free merger. Pursuant to the merger, the Company issued an additional 705,569 shares to the MHC. The merger was accounted for as a purchase, with a purchase price of $9.76 million, resulting in goodwill of $5,466,000 and a core deposit intangible of $1,877,000.

Plan of Reorganization

On April 20, 2006, the respective Boards of Directors of the MHC, Citizens Community Bancorp and the Bank adopted the plan of conversion, pursuant to which the MHC will be merged into the Bank and the MHC will no longer exist. Pursuant to the plan of conversion,

Citizens Community Bancorp, which owns 100% of the Bank, will be succeeded by a new Maryland corporation named Citizens Community Bancorp, Inc. As part of the conversion, the Company will sell shares of common stock in an offering that will represent the ownership interest in Citizens Community Bancorp currently owned by the MHC (74.33%). The Company will also issue shares of its common stock to the public stockholders of Citizens Community Bancorp pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Citizens Community Bancorp common stock as owned immediately prior to the conversion.

Strategic Overview

Citizens Community maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of its local customer base. Citizens Community's recent operating strategy has focused on expanding the branch office network in order to gain access to a larger potential customer base. The lending function has followed two primary business lines; loans secured by 1-4 family residential property and consumer loans secured by various consumer property. The residential loans have included both first mortgage loans and second mortgage loans. Beyond 1-4 family permanent mortgage loans, the Bank's loan portfolio includes a balance of consumer loans, with such loans secured by various consumer property such as automobiles, motorcycles and recreational vehicles, along with balances of secured and unsecured personal loans. Such lending provides both an attractive yield for interest income, and provides a wider customer base for potential origination of residential loans. Pursuant to the Bank's current strategic plan, Citizens Community will remain primarily a residential real estate lender and a consumer lender, with little emphasis on commercial real estate or commercial business lending. Citizens Community's emphasis on residential property secured lending, and a detailed approach to loan portfolio monitoring of the consumer loan portfolio, has acted to limit the credit risk associated with the overall loan portfolio. Due to a historically ample supply of local lending sources, Citizens Community has historically maintained only a minimal level of investment of earning assets in various types of investment securities, such as U.S. government treasury securities, agency securities, or mortgage-backed securities.

Retail deposits and to a much lesser extent, borrowings, have served as the primary interest-bearing funding sources for the Bank. Deposits have generally been adequate enough to fund the Bank's assets, however Citizens Community has utilized increasing levels of borrowings, consisting solely of FHLB advances, over the past several years. The most recent use of borrowed funds has consisted primarily of short-term, overnight FHLB advances. Growth in deposits has included a mixture of CDs and transaction and savings accounts.

The Bank has maintained a net interest margin above industry averages, reflecting Citizens Community's overall higher level of loans receivable as a percent of assets, and the higher rates earned on the fixed rate residential loan and consumer loan components of the loan portfolio. The balance of low cost core deposit accounts held in the deposit portfolio have also assisted in strengthening the net interest margin. Interest rate risk has been managed by the "payable on demand" feature of the fixed rate loan portfolio, which are treated as balloon loans by the OTS. Operating expenses have been maintained at a level above industry averages in recent years, when viewed as a percent of average assets. The operating expense ratio reflects primarily the impact of the relatively large branch office network and the operations of the consumer loan department, which require additional personnel for loan originations and servicing.

The Bank's Board of Directors has elected to pursue the second step stock offering in order to improve the competitive position of Citizens Community. The additional capital realized from the stock offering will increase the operating flexibility and overall financial strength of Citizens Community as well as support the expansion of the Bank's strategic focus of providing competitive community banking services in its local market area. Citizens Community's higher equity-to-assets ratio will also better position the Bank to take advantage of expansion opportunities as they arise. Citizens Community's higher capital position resulting from the infusion of conversion proceeds will also serve to reduce interest rate risk, through enhancing the Bank's interest-earning-assets-to-interest-bearing-liabilities ("IEA/IBL") ratio. The Bank's projected internal use of proceeds are highlighted below.

- o Citizens Community Bancorp. The Holding Company is expected to retain up to 50% of the net conversion proceeds. At present, funds at the Holding Company level are expected to be utilized to fund the ESOP. Citizens Community Bancorp may also continue paying cash dividends after completing the second step conversion. The remaining funds held at the Holding Company are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock and the continued payment of regular cash dividends.

- Citizens Community. Approximately 50% of the net conversion proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth.

Balance Sheet Trends

From September 30, 2001 through March 31, 2006, Citizens Community exhibited annual asset growth of 21.2% (see Table 1.1), with the most significant growth occurring in fiscal 2005 due to the acquisition of Community Plus Savings Bank, which added approximately $45 million of assets to the Bank's balance sheet. During this period, the Bank's interest-earning asset composition experienced an increase in the proportion of loans receivable from 86.6% of assets at fiscal year end 2001 to 91.3% of assets at March 31, 2006. Until fiscal 2002, asset growth was funded with deposits and retained earnings, while borrowed funds have become an increasing proportion of funding liabilities since 2003. The Bank's audited financial statements are incorporated by reference in Exhibit I-2, and a summary of Citizens Community's key operating ratios for the past five fiscal years are presented in Exhibit I-3.

Citizens Community's loans receivable portfolio increased at a 22.6% annual rate from fiscal year end 2001 through March 31, 2006, with the portfolio exhibiting positive growth each year. The most notable loan growth occurred during fiscal 2005, again due to the acquisition of Community Plus Savings Bank. Loan growth has been sustained by the Bank's emphasis on residential and consumer lending in the local community, along with the larger branch office network that has provided access to a larger potential customer base. As the Bank does not sell loans into the secondary market, the Bank did not maintain a portfolio of loans serviced for others as of March 31, 2006.

Citizens Community's historical emphasis on 1-4 family and consumer lending is reflected in its loan portfolio composition, as 65.5% of total loans receivable consisted of 1-4 family mortgage loans at March 31, 2006, while consumer loans comprised 34.4% of loans

Table 1.1
Citizens Community Bancorp
Historical Balance Sheets

	As of September 30,										As of March 31,		9/30/01-3/31/06 Annualized Growth Rate
	2001		2002		2003		2004		2005		2006		
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:													
Assets	$108,083	100.00%	$115,257	100.00%	$130,400	100.00%	$161,980	100.00%	$245,707	100.00%	$256,625	100.00%	21.19%
Loans Receivable (net)	93,618	86.62%	104,091	90.31%	123,107	94.41%	152,376	94.07%	217,931	88.70%	234,324	91.31%	22.62%
Cash and Equivalents	11,455	10.60%	7,420	6.44%	3,074	2.36%	4,768	2.94%	10,710	4.36%	5,449	2.12%	-15.22%
Investment Securities	0	0.00%	553	0.48%	671	0.51%	828	0.51%	4,183	1.70%	3,666	1.43%	NM
Fixed Assets	2,291	2.12%	2,235	1.94%	2,343	1.80%	2,199	1.36%	2,923	1.19%	3,612	1.41%	10.64%
Intangibles	0	0.00%	0	0.00%	156	0.12%	348	0.22%	2,131	0.87%	1,980	0.77%	NM
Goodwill	0	0.00%	0	0.00%	0	0.00%	0	0.00%	5,466	2.22%	5,466	2.13%	NM
Other Assets	719	0.67%	958	0.83%	1,049	0.80%	1,460	0.90%	2,364	0.96%	2,129	0.83%	27.29%
Deposits	98,128	90.79%	104,429	90.61%	114,963	88.16%	127,976	79.01%	177,469	72.23%	188,298	73.37%	15.58%
FHLB Advances/Note Payable	0	0.00%	0	0.00%	3,700	2.84%	13,500	8.33%	36,200	14.73%	36,200	14.11%	NM
Other Liabilities	226	0.21%	435	0.38%	746	0.57%	898	0.55%	2,485	1.01%	2,313	0.90%	67.66%
Stockholders Equity	9,729	9.00%	10,393	9.02%	10,991	8.43%	19,606	12.10%	29,553	12.03%	29,814	11.62%	28.26%
Tangible Stockholders Equity	9,729	9.00%	10,393	9.02%	10,835	8.31%	19,257	11.89%	21,957	8.94%	22,368	8.72%	20.32%
AFS Adjustment	0	0.00%	0	0.00%	0	0.00%	0	0.00%	(4)	0.00%	(22)	-0.01%	---------
Offices Open	6		7		8		10		12		12		---

(1) Ratios are as a percent of ending assets.

Source: Citizens Community's draft prospectus and audited financial reports.

receivable as of the same date. Recent growth trends in the Bank's loan portfolio show increased concentration by the Bank into the lower risk residential loans and to a lesser extent, second mortgage loans. Specifically, consumer loans decreased from 52.5% of total loans receivable at September 30, 2001 to the current 34.4% of total loans receivable at March 31, 2006. As the result of this decline, the Bank's 1-4 family loans, including second mortgage loans, increased from 47.5% to 62.1% of total loans outstanding at September 30, 2001 and March 31, 2006, respectively. Over the same time period, Citizens Community has not engaged in construction lending, commercial business lending, and only minimal balances of commercial real estate loans.

The intent of the Bank's investment policy is to provide adequate liquidity within the context of supporting Citizens Community's overall profitability, credit, reinvestment, liquidity and interest rate risk objectives. As such, the Bank's cash and investment securities portfolio has historically been limited to cash and cash equivalents, including funds on overnight deposit with other financial institutions, certificates of deposit with other financial institutions, and Federal Home Loan Bank stock. Citizens Community has not historically invested in other types of investment securities such as U.S. government and agency securities or mortgage backed securities, however with the acquisition of Community Plus Savings Bank, the Bank obtained relatively small balances of mortgage-backed securities, corporate notes and mutual funds. There is no intention of increasing the level of investment in these types of securities. Over the past five years, the Bank's level of cash and investment securities (inclusive of FHLB stock) ranged from a low of 2.9% of assets at fiscal year end 2003 to a high of 10.6% of assets at September 30, 2001. The general decline in cash and investment reflects the effects of the overall increase in the loan portfolio as a percent of the asset base. As of March 31, 2006, the investment portfolio was comprised primarily of cash and cash equivalents ($5.4 million), securities available for sale ($1.8 million) and FHLB stock ($1.8 million). Exhibit I-4 provides detail of the Bank's investment portfolio. It is anticipated that conversion proceeds retained at the Holding Company level will primarily be invested into investments with short-term maturities.

Table 1.1 also presents trends in the level of fixed assets since September 30, 2001, and illustrates that the Bank has operated with relatively moderate levels of investment in fixed assets. The dollar amount of such assets has increased since 2001, although as a percent of assets the investment in fixed assets has declined. Most of the office facilities added since 2001 have been originally leased facilities with little upfront investment required, while during the six month period ended March 31, 2006 the Bank underwent a data processing conversion which added approximately $800,000 of investment in fixed assets to the books. As of March 31, 2006, fixed assets totaled $3.6 million, or 1.41% of assets, approximating industry averages. The relative investment in fixed assets positively impacts the Bank's reported income, as the Bank experiences lower depreciation expense and lower losses of interest income.

Over the past five years, Citizens Community's funding needs have been substantially met through retail deposits, borrowings, internal cash flows and retained earnings. From fiscal year end 2001 through March 31, 2006, the Bank's deposits increased at an annual rate of 15.6%, as Citizens Community gained deposits through the additional branch offices and the Community Plus Savings Bank acquisition. As of March 31, 2006, CDs and transaction and savings accounts represented 60.5% and 39.5% of the Bank's total deposits, respectively. Since fiscal 2003, Citizens Community's transaction and savings accounts have increased by $32.9 million, or 79%, to a total of $74.4 million. During this time, savings, NOW and money market deposit accounts all increased in balance. As of March 31, 2006, the Bank had a small amount of brokered CDs.

Borrowings serve as an alternative funding source for the Bank to support control of deposit costs and to aid in interest rate risk management. The Bank has used borrowings in increasing amounts over the past several years, and as of March 31, 2006, borrowings held by Citizens Community totaled $36.2 million, or 16.1% of total deposits and borrowings. Essentially all of the borrowings held by Citizens Community at March 31, 2006 consisted of overnight FHLB advances. Anticipated deposit growth, the offering proceeds, and internal cash flows are expected to adequately address most of the Bank's funding needs in the foreseeable future. To the extent additional borrowings may be utilized by the Bank, such borrowings would likely consist of FHLB advances.

Since fiscal year end 2001, the original MHC offering, positive earnings and the impact of the Community Plus Savings Bank acquisition translated into an annual capital growth rate of 28.3% for the Bank. In recent periods, capital growth has lagged the Bank's asset growth rate, as

Citizens Community' equity-to-assets ratio has decreased from 12.1% at fiscal year end 2004 to 11.62% at March 31, 2006. The Bank maintains goodwill in the amount of $5.466 million, created as a result of the Community Plus Savings Bank acquisition, and a core deposit intangible equal to $1.980 million, resulting from the Community Plus acquisition and two other small branch purchases. Thus the level of tangible capital is noticeably lower, at 8.72% of assets. The Bank maintained capital surpluses relative to all of its regulatory capital requirements at March 31, 2006. The addition of conversion proceeds will serve to strengthen Citizens Community's capital position and competitive posture within its primary market area, as well as possibly support expansion into other nearby markets if favorable growth opportunities are presented. At the same time, as the result of the Bank's increased pro forma capital position, Citizens Community's ROE can be expected to be below industry averages following its conversion.

Income and Expense Trends

Table 1.2 shows the Bank's historical income statements from fiscal year 2001 through the twelve months ended March 31, 2006. The Bank reported positive earnings over this time period, ranging from a low of 0.32% of average assets for the twelve months ended March 31, 2006 to a high of 0.60% of average assets during fiscal 2002. Net income as a percent of average assets has been impacted by the payment of income taxes, primarily from fiscal 2003 onward, following the conversion to the mutual thrift charter. Consistent with the Bank's thrift operating strategy, net interest income, non-interest income and operating expenses have been the dominant factors in Citizens Community's income statement. Loan loss provisions have been a moderate factor in the Bank's earnings. Citizens Community has reported minimal levels of non-operating items (gains or losses) in the past five years, again indicative of the traditional operations of the Bank.

Citizens Community maintained a net interest margin between 3.81% and 4.68% of average assets throughout the period shown in Table 1.2. During the most recent period examined, the net interest margin has decreased due to the level yield curve which increased short term funding costs (both deposits and borrowings), while balances of longer term, higher yielding loans continued to decline and be replaced with lower yielding loans. In the most recent

Table 1.2
Citizens Community Bancorp
Historical Income Statements

	For the Fiscal Year Ended September 30, 2001		2002		2003		2004		2005		12 Mths Ended, March 31, 2006	
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$8,822	8.52%	$8,493	7.67%	$8,880	7.28%	$9,619	6.55%	$11,926	6.35%	$14,053	6.25%
Interest Expense	(4,844)	-4.68%	(3,859)	-3.48%	(3,178)	-2.61%	(2,889)	-1.97%	(3,992)	-2.13%	(5,484)	-2.44%
Net Interest Income	$3,978	3.84%	$4,634	4.18%	$5,703	4.68%	$6,730	4.59%	$7,934	4.23%	$8,569	3.81%
Provision for Loan Losses	(230)	-0.22%	(375)	-0.34%	(406)	-0.33%	(396)	-0.27%	(414)	-0.22%	(320)	-0.14%
Net Interest Income after Provisions	$3,748	3.62%	$4,258	3.84%	$5,297	4.34%	$6,334	4.32%	$7,520	4.01%	$8,249	3.67%
Other Income	$823	0.79%	$839	0.76%	$1,054	0.86%	$1,110	0.76%	$1,560	0.83%	$1,353	0.60%
Insurance Commissions	$177	0.17%	$269	0.24%	$279	0.23%	$259	0.18%	$397	0.21%	$366	0.16%
CDI Amortization Expense	0	0.00%	0	0.00%	(10)	-0.01%	(24)	-0.02%	(95)	-0.05%	(233)	-0.10%
Operating Expense	(4,189)	-4.04%	(4,675)	-4.22%	(5,632)	-4.62%	(6,299)	-4.29%	(7,711)	-4.11%	(8,562)	-3.81%
Net Operating Income	$559	0.54%	$691	0.62%	$988	0.81%	$1,380	0.94%	$1,672	0.89%	$1,173	0.52%
Gain(Loss) on Sale of ATM Network Invest.	$0	0.00%	$0	0.00%	$0	0.00%	$0	0.00%	$64	0.03%	$64	0.03%
Data Processing Conversion Expenses	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	(58)	-0.03%
Net Non-Operating Income/(Expense)	$0	0.00%	$0	0.00%	$0	0.00%	$0	0.00%	$64	0.03%	$6	0.00%
Net Income Before Tax	$559	0.54%	$691	0.62%	$988	0.81%	$1,380	0.94%	$1,735	0.92%	$1,179	0.52%
Income Taxes	0	0.00%	(27)	-0.02%	(390)	-0.32%	(543)	-0.37%	(684)	-0.36%	(462)	-0.21%
Net Income (Loss)	$559	0.54%	$665	0.60%	$597	0.49%	$837	0.57%	$1,051	0.56%	$717	0.32%
Adjusted Earnings:												
Net Income	$559	0.54%	$665	0.60%	$597	0.49%	$837	0.57%	$1,051	0.56%	$717	0.32%
Add(Deduct): Non-Operating (Inc)/Exp	0	0.00%	0	0.00%	0	0.00%	0	0.00%	(64)	-0.03%	(6)	0.00%
Tax Effect	0	0.00%	0	0.00%	0	0.00%	0	0.00%	25	0.01%	2	0.00%
Adjusted Earnings:	$559	0.54%	$665	0.60%	$597	0.49%	$837	0.57%	$1,013	0.54%	$713	0.32%

(1) Ratios are as a percent of average assets.
Source: Citizens Community's draft prospectus and audited financial statements.

period, the overall level of interest income has increased due to the higher balances of interest earning assets and the continued high proportion of assets that are held in loans receivable. Deposit costs are favorably affected by the balance of core deposits held in portfolio. The Bank's historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

Sources of non-interest operating income have been a noticeable contributor to the Bank's earnings in recent years, as Citizens Community has historically generated a level of income from the customer base. Since fiscal 2001, non-interest operating income has ranged from 0.76% of average assets to 1.09% of average assets, and consisted of fees and charges on the deposit base, lending operations, and sales of insurance products. The relative level of such income declined in the most recent twelve month period, as the non-interest income generated from the Community Plus deposit base was lower than that from the Citizens Community deposit base. Citizens Community has recently implemented a mortgage banking operation, primarily in the Minnesota and Michigan markets, utilizing internal marketing efforts to originate residential real estate loans in these areas. These loans will be sold to third parties, such as Countrywide Mortgage, providing additional non-interest income in the form of gains on the sale of loans and other fee income.

Operating expenses represent the other major component of the Bank's earnings, ranging from a low of 3.81% of average assets for the twelve months ended March 31, 2006 to a high of 4.62% of average assets in fiscal 2003. Such expenses as a percent of average assets have decreased in relative amount since fiscal 2003, as the Bank has been able to successfully increase the asset size of the Bank while holding growth in operating expenses to a lower rate. The operating expense ratio for the Bank reflects the operating posture of Citizens Community, including costs related to the branch office network, personnel costs, and costs associated with the consumer lending department, which requires additional personnel for origination and servicing of these loans. Upward pressure will be placed on the Bank's operating expense ratio following the second step stock offering, including expenses related to the stock benefit plans. At the same time, the increase in capital realized from the stock offering will increase the Bank capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

Overall, the general trends in the Bank's net interest margin and operating expense ratio since 2001 reflect a steady level of core earnings, as indicated by the Bank's expense coverage ratio (net interest income divided by operating expenses). Citizens Community's expense coverage ratio equaled 0.95 times in fiscal 2001, versus a comparable ratio of 1.01 times during the twelve months ended March 31, 2006. Similarly, Citizens Community's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 83% for twelve months ended March 31, 2006 was similar to the 84% efficiency ratio maintained in fiscal 2001.

Loan loss provisions have also remained relatively stable in dollar amount over the time period shown in Table 1.1. The level of loss provisions established reflects the need to build reserves as the Bank's loan portfolio has grown in balance, while also replacing reserves utilized for loan chargeoffs, along with the Bank's assessment of the loan portfolio quality and other factors related to the collectibility of the loan portfolio. As of March 31, 2006, the Bank maintained allowance for loan losses of $808,000, equal to 72.7% of non-performing assets and accruing loans more than 90 days past due and 0.34% of net loans receivable. Exhibit I-6 sets forth the Bank's allowance for loan loss activity during the past two years.

As stated previously, the Bank's traditional operating strategy, lack of income or expense from sales of real estate owned, or gains on the sale of loans into the secondary market has resulted in minimal non-operating income or expense items since fiscal 2001. During fiscal 2005, Citizens Community realized a gain on the sale of shares the Bank owned in an ATM network, while during the most recent twelve month period, Citizens Community also incurred one-time expenses related to a data processing conversion. The Bank's effective tax rate has approximated 40% since fiscal 2003.

Interest Rate Risk Management

Certain interest rate risk calculations provided by the OTS indicate that Citizens Community is subject to a moderate level of interest rate risk. As of March 31, 2006, the Net Portfolio Value ("NPV") analysis provided by the OTS indicated that a 2% instantaneous and sustained increase in interest rates would result in an 18% decline in the Bank's NPV (see Exhibit I-7).

The Bank manages interest rate risk from both the asset and liability sides of the balance sheet. On the asset side of the balance sheet, Citizens Community maintains a loan portfolio with payable on demand features at the Bank's option, which significantly reduces the interest rate risk of the fixed rate loans. The Bank also originates short term to maturity consumer loans and prime-based home equity lines of credit. The Bank also maintains a balance of short-term liquid funds. On the liability and equity side of the balance sheet, management of interest rate risk has been pursued through maintaining an adequate capital position and through emphasizing less interest rate sensitive and lower costing transaction and savings accounts. Exhibit I-8 reveals the characteristics of the Bank's loan portfolio.

The infusion of stock proceeds will serve to further limit the Bank's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase to capital will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Citizens Community's lending activities have traditionally emphasized 1-4 family permanent mortgage loans and consumer loans, and these loan types continue to comprise the largest concentration of the loan portfolio. Beyond 1-4 family and consumer loans, lending diversification by the Bank includes a balance of second mortgage loans and a small balance of commercial real estate loans. Exhibit I-9 provides historical detail of Citizens Community's loan portfolio composition over the past five years and Exhibit I-10 provides the contractual maturity of the Bank's loan portfolio by loan type as of March 31, 2006.

At March 31, 2006, the Bank's loan portfolio was concentrated in 1-4 family residential mortgage loans totaling \$146.1 million, or 62.1% of loans receivable. The Bank originates permanent fixed rate first mortgage loans for portfolio, and has not historically sold loans into the secondary market, although Citizens Community has recently implemented a mortgage banking operation, primarily in the Minnesota and Michigan markets, utilizing internal marketing efforts, to originate residential real estate loans in these areas. These loans will be sold to third parties, such as Countrywide Mortgage. The Bank does not offer or originate adjustable rate mortgage ("ARM") loans. First mortgage fixed rate residential loans originated by Citizens Community for the purpose of purchasing an owner-occupied home include terms of 15 to 30-years, with loan-to-value ("LTV") ratios of more than 80% requiring private mortgage insurance. The first mortgage residential real estate loans contain a "payable on demand" provision, whereby the Bank has the option of calling the loan due upon reaching the date of the payable on demand feature. The Bank can call the loan due at anytime thereafter up until maturity of the loan, after giving a 90-day notice to the borrower. These loans are thus classified as balloon loans on the OTS Schedule CMR, and assist in the Bank's management of interest rate risk.

Citizens Community also originates residential second mortgage loans, and home equity loans or lines of credit loans, consisting of loans with 15 year amortization schedules that carry 3-, 5-, or 10-year balloon features. Such loans totaled $8.0 million, or 3.4% of loans receivable as of March 31, 2006. Citizens Community originates first mortgage home equity loans in amounts up to 90% of the appraised value without private mortgage insurance, and originates loans with LTV's between 90% and 100% of the LTV, as long as these loans follow applicable regulatory guidelines. LTV's on second mortgage loans are restricted to 80%, in accordance with Bank policy, unless the Bank holds the first mortgage on the loan, in which case the LTV can go over 80%. These loan products are reflective of the Bank's recent business strategy of lending on residential property and providing a broader range of products and services to the customer base. These types of lending will continue to be emphasized over the course of this plan, due to the acceptable yields and credit risk associated with these loans.

As of March 31, 2006, the $80.8 million of consumer loans consisted mostly of automobile loans, secured and unsecured signature loans, credit card loans, recreational vehicle/boat/motorcycle loans and loans on secured deposits. Given the Bank's strong experience in these types of lending, the Bank intends to continue emphasizing such lending as a full-service institution, and will continue to comply with the applicable consumer loan limitation as a percent of assets. The Bank's loan sources for consumer loans include an indirect dealer network of approximately 279 active dealers with businesses located throughout the market area served. At March 31, 2006, Citizens Community had secured direct loans totaling $32.2 million, of which $17.6 million was for automobiles. At the same date, the indirect loan portfolio totaled $44.2 million, or which $7.6 million was for automobiles. Citizens Community follows its internal underwriting guidelines in evaluating loans obtained through the indirect dealer program including using credit scoring, to approve loans.

Automobile/recreational vehicle loans, which totaled $25.2 million, or 31.2% of total consumer loans as of March 31, 2006, generally are made with LTV ratios of up to 100%, although a certain proportion of the portfolio is made with downpayments of up to 20%. Such loans are generally limited to 4-5 year terms, with used automobile/recreational vehicle loans having shorter terms. The automobile/recreational vehicle loan portfolio contains approximately 30% new and 70% used vehicles. Signature loans are limited to $20,000, and have an average term of 3 years. Such loans are generally made based on income ratios and the knowledge of the borrower, and a portion of such loans is unsecured. Recreational vehicle loans are originated on both new and used security, with terms of up to 5 years.

In the past, Citizens Community has not originated material amounts of other types of real estate secured loans such as construction loans, commercial real estate loans or commercial business loans, and does not intend to pursue such lending in the near term future.

Exhibit I-11 provides a summary of the Bank's lending activities over the past three fiscal years and for the period ending March 31, 2006, which shows that originations of 1-4 family permanent mortgage loans accounted for $172.7 million, or 50.2% of the Bank's total lending volume. Originations of 1-4 family loans have been relatively stable in the range of $45-$50 million on an annual basis since fiscal 2003. The stronger demand for loan refinancings also translated in higher repayments over the same time period. Consumer lending constituted the Bank's other most active area of lending during the past three years, with such originations totaling $55.0 million during fiscal 2005 and $31.0 million during the six month period ending March 31, 2006.

Asset Quality

The Bank's balance of non-performing assets and accruing loans that are more than 90 days past due has shown a relatively moderate balance over the past five fiscal years, equaling 0.37% and 0.43% of assets as of September 30, 2001 and March 31, 2006, respectively. The consistently strong credit quality has been realized through aggressive oversight of the loan portfolio and selective underwriting. As shown in Exhibit I-12, the Bank's balance of problem assets at March 31, 2006 consisted of $1,063,000 of non-accruing loans and $49,000 of foreclosed assets. The non-accruing loan balance consisted of both consumer loans and 1-4 family residential loans.

The Bank reviews and classifies assets on a quarterly basis and establishes loan loss provisions based on the overall quality, size and composition of the loan portfolio, as well other factors such as historical loss experience, industry trends and local real estate market and economic conditions. The Bank maintained valuation allowances of $808,000 at March 31, 2006, equal to 0.34% of net loans receivable and 72.7% of non-performing assets and accruing loans more than 90 days past due.

Funding Composition and Strategy

Deposits have consistently accounted for the Bank's primary source of funds and at March 31, 2006 deposits equaled 84% of Citizens Community's interest-bearing funding composition. Exhibits I-13 and I-14 provide the interest rate and maturity composition of the CD portfolio at March 31, 2006. CDs represent the largest component of the Bank's deposit composition, with Citizens Community's current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of March 31, 2006, the CD portfolio totaled $113.9 million or 60.5% of total deposits and 55% of the CDs were scheduled to mature in 18 months or less. Citizens Community holds a minor balance of brokered CDs in portfolio, equal to $3.4 million as of March 31, 2006. Deposit rates offered by the Bank are generally in the middle of the range of rates offered by local competitors.

Lower cost savings and transaction accounts comprise the balance of the Bank's deposit composition, with such deposits amounting to $74.4 million or 39.5% of total deposits at March 31, 2006. Over the past year, the Bank's concentration of transaction and savings accounts comprising total deposits has decreased, as transaction and savings account deposits equaled 43.3% of Citizens Community' total deposits at fiscal year end 2005. The decrease in core deposits as a percent of total deposits was occurred through slight declines in savings and money market accounts.

Borrowings, consisting entirely of FHLB advances, have been utilized by the Citizens Community in the most recent fiscal years, primarily to assist in interest rate risk management and to support expansion of operations. The Bank maintained $36.2 million of borrowings at March 31, 2006, versus a zero balance as of September 30, 2002. Exhibit I-15 provides further detail of Citizens Community' borrowing activities during the past three fiscal years. The advances are primarily short-term advances with daily repricing. Citizens Community's deposit growth, internal funding and stock proceeds are expected to be adequate enough to fund the substantial portion of the Bank's lending and investment activities for the intermediate-term. To the extent additional borrowings are utilized by the Bank, such borrowings would most likely consist of FHLB advances.

Subsidiary Operations

As of March 31, 2006, Citizens Community did not have any operating subsidiaries.

Legal Proceedings

Citizens Community is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

II- MARKET AREA

Introduction

The Bank conducts operations in the northwestern and central portions of the state of Wisconsin, the northern suburbs of Detroit, Michigan, the Minneapolis, Minnesota metropolitan area, and central Minnesota through its headquarters office in Eau Claire, Wisconsin and a network of twelve branch offices. Details of the Citizens Community's office network are shown in Exhibit II-1. The Wisconsin counties of Eau Claire, Buffalo, Chippewa, Barron, Jackson and Sauk represent the Bank's primary market area in Wisconsin, while additional markets are served with two branches in Oakland County, Michigan and one office each in Washington County and Blue Earth County in Minnesota. The combined nine counties in which the Bank has a presence had a population of approximately 1.8 million as of the year 2005, representing an increase from 1.7 million as of the 2000 census. Most of the market area counties are primarily rural in nature, with a single population center in the county operating as the economic and demographic center, as only Oakland County, Michigan (1.2 million) and Washington County, Minnesota (227,000), had populations in excess of 100,000. The major cities and population centers within the Bank's market area include Eau Claire, Rochester Hills, MI, Chippewa Falls, Black River Falls, Mankato, Faribault, Owatonna, Rice Lake and Baraboo.

The Bank holds a moderate market share of deposits in Eau Claire County (approximately 8.8%), and market shares of less than 3% in all other market area counties, and thus has potential for additional growth if additional marketing or other customer generation efforts are pursued. Citizens Community competes with a number of national, regional and locally-based financial institutions. The primary larger financial institution competitors include the Royal Credit Union, Charter Bank, Wells Fargo Bank and U.S. Bank, NA Citizens Community also competes with a larger number of locally headquartered commercial banks, savings institutions and credit unions, with a number operating only in one market area county. In addition, the Bank faces competition from mortgage banking companies, consumer finance companies, investment houses, mutual funds, insurance companies and other financial intermediaries. Over the past couple of years, the competitive factors have intensified with the growth of electronic delivery systems (particularly the Internet).

Future growth opportunities for the Bank depend on future growth and stability of the regional economy (in particular the areas surrounding the Bank's office locations), demographic growth trends and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Bank and the relative economic health of the Bank's market area, and the relative impact on value.

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. Trends in the national economy, such as employment and gross national product growth, vastly improved during the first quarter of 2006, although there remains uncertainty about the near term future, particularly in the areas of the unknown resolution of the war in Iraq, the impact of the hurricanes that hit the Gulf Coast region, the current unstable prices of oil and gasoline, and the ability of the current presidential administration to push forward agenda items, including a modification to the social security program, all of which have the potential to impact future economic growth. The current and projected size of government spending and deficits also, has the ability to impact the longer-term economic performance of the country. The major stock exchange indices increased modestly during the most recent twelve month period, with market concerns consisting primarily of fears over world events, corporate earnings performance and future growth prospects. Various other indicators show the economy is off to a strong start in 2006, such as consumer spending and improving industrial capacity utilization.

As an indication of the changes in the nation's stock markets over the last twelve months, as of March 31, 2006, the Dow Jones Industrial Average closed at 11109.32, an increase of 5.8% from March 31, 2005, while the NASDAQ Composite Index stood at 2339.79, an increase of 17.0% over the same time period. The Standard & Poors 500 Index totaled 1294.87 as of March 31, 2006, an increase of 9.7%.

Regarding factors that most directly impact the banking and financial services industries, in general, the housing market has remained relatively strong in relation to general economic performance, as housing starts, housing prices and land values have continued to increase at rates far above the inflation rate. While currently there is more uncertainty about the future volumes of financial institution lending activity, due primarily to the recent pattern of rising short-term interest rates, specific regions of the country remain quite strong in terms of both residential and commercial development. This represents a key positive factor for Citizens Community's business strategy, as the Bank would expect to benefit from strong residential and consumer lending activity in the market area.

Economic and Interest Rate Environment

The future success of Citizens Community's operations is partially dependent upon various national and local economic trends. Trends in the national economy improved during 2005, representing a more positive trend over the slow pace of growth experienced by the nation during the 2000-2004 time period. Overall business sentiment indicated that corporate growth would be higher in comparison to previous periods. The inflation rate increased during 2005, in part because of the effect of energy costs, at a rate of 3.4% for all of 2005, up from 2.7% for 2004. For the first calendar year quarter of 2006, the annual inflation rate was 3.4%. Actions by the federal government have eliminated the previous Federal budget surpluses and have caused a record budget deficit for fiscal 2004 and 2005, leading to certain fears about increases in interest rates. The economic recovery has also kept unemployment rates at relatively low levels, which declined to 4.7% as of March 2006, matching January's rate, the lowest in four and a half years. The growth in employment led to fears that wages could increase if shortfalls of available labor appear. The GDP increased by 4.8% in the first quarter of 2006, a vast improvement from the weak 1.7% annual rate from the fourth quarter of 2005, indicating strength to the economy.

Short term U.S. Treasury interest rates have increased over the past year. Following a period of time at which the Federal Reserve kept key market interest rates at historical lows not seen since the 1950s, the Fed has begun slowly, but steadily increasing the federal funds and overnight interest rates in order to ward off any possibility of inflation. As of the latest Fed rate increase, effective in March 2006, the Fed Funds rate was 4.75%, up from 1.00% in early 2004, but down from 6.50% at the beginning of 2001, while the Discount Rate stood at 5.75%, up from 2.00% in early 2004, but down from 6.00% at January 1, 2001. Current indication from the Fed leads many analysts to predict that the future direction for interest rates will still be relatively stable, with a potential for upward movement. The effect of these interest rate cuts has been most evident in short term rates, which have increased more than longer term rates, resulting in a flat treasury yield curve. As of March 31, 2006, one- and ten-year U.S. government bonds were yielding 4.82% and 4.86%, respectively, compared to 3.35% and 4.50%, respectively, as of March 31, 2005. Exhibit II-2 presents historical interest rate and index trends.

Market Area Demographics

Table 2.1 presents information regarding the demographic and economic trends for the Bank's market area counties from 2000 to 2005 and projected through 2010, with additional data provided in Exhibit II-3. Data for the nation, the State of Wisconsin, and the Detroit, MI and Minneapolis, MN metropolitan areas is included for comparative purposes. The Bank's nine county market area contained a total population of 1,835,000 as of 2005, with Oakland County, MI, the location of the two former Community Plus Savings Bank branches, containing 68% of the total population base. The Washington County, MN branch is located adjacent to the city of St. Paul, Minnesota, and contains over 225,000 residents, or 12% of the population base served. These branches have been opened or acquired in the recent past as the Bank has attempted to gain access to a larger population base to serve. Eau Claire County, the location of the Bank's administrative office and largest branch operations, has the third largest population base, 98,000. The remaining market area counties of have more moderate population bases of 60,000 residents or less, with Buffalo and Jackson Counties having the smallest populations. All counties reported population growth from 2000 to 2005, with the smaller counties of Buffalo and Jackson reporting growth at rates lower than the statewide rate of 0.9% annually. Eau Claire County reported population growth in line with the statewide average. Oakland County reported a relatively moderate population growth rate, in line with the slow growth Detroit, MI MSA, while Washington County, MN, as a suburb of St. Paul, MN, reported the strongest growth rate, in

Table 2.1
Citizens Community Federal
Summary Demographic/Economic Information

	Year 2000	Year 2005	Year 2010	Growth Rate 2000-05 (%)	Growth Rate 2005-2010 (%)
Population(000)					
United States	281,422	298,728	317,431	1.2%	1.2%
Wisconsin	5,364	5,601	5,851	0.9%	0.9%
Detroit MI MSA	4,453	4,592	4,766	0.6%	0.7%
Minneapolis, MN MSA	2,969	3,226	3,511	1.7%	1.7%
CZWI Total Market Area	**1,733**	**1,835**	**1,952**	**1.2%**	**1.3%**
Eau Claire County	93	98	103	1.0%	1.0%
Oakland County, MI	1,194	1,249	1,316	0.9%	1.1%
Blue Earth County, MN	56	60	64	1.3%	1.3%
Buffalo County	14	14	15	0.7%	1.0%
Chippewa County	55	59	64	1.5%	1.4%
Barron County	45	48	51	1.3%	1.4%
Washington County, MN	201	227	253	2.4%	2.2%
Jackson County	19	20	21	0.9%	0.9%
Sauk County	55	60	66	1.7%	1.8%
Households(000)					
United States	105,480	112,449	119,777	1.3%	1.3%
Wisconsin	2,085	2,224	2,350	1.3%	1.1%
Detroit MI MSA	1,697	1,769	1,848	0.8%	0.9%
Minneapolis, MN MSA	1,137	1,244	1,359	1.8%	1.8%
CZWI Total Market Area	**673**	**722**	**775**	**1.4%**	**1.4%**
Eau Claire County	36	39	41	1.5%	1.3%
Oakland County, MI	471	498	529	1.1%	1.2%
Blue Earth County, MN	21	23	25	1.8%	1.6%
Buffalo County	6	6	6	1.2%	1.2%
Chippewa County	21	24	26	2.0%	1.6%
Barron County	18	19	21	1.7%	1.6%
Washington County, MN	71	82	93	2.9%	2.4%
Jackson County	7	8	8	1.3%	1.2%
Sauk County	22	24	27	2.1%	2.0%
Median Household Income($)					
United States	$42,164	$49,747	$58,384	3.4%	3.3%
Wisconsin	43,849	50,407	57,584	2.8%	2.7%
Detroit MI MSA	49,762	55,802	63,357	2.3%	2.6%
Minneapolis, MN MSA	54,228	68,545	86,942	4.8%	4.9%
CZWI Total Market Area	**44,311**	**51,224**	**59,395**	**2.9%**	**3.0%**
Eau Claire County	39,281	45,197	51,209	2.8%	2.5%
Oakland County, MI	61,991	69,794	80,835	2.4%	3.0%
Blue Earth County, MN	38,900	47,642	56,945	4.1%	3.6%
Buffalo County	37,302	41,873	46,562	2.3%	2.1%
Chippewa County	39,580	44,413	49,539	2.3%	2.2%
Barron County	37,208	41,713	46,665	2.3%	2.3%
Washington County, MN	65,562	81,432	103,184	4.4%	4.8%
Jackson County	36,905	41,334	46,046	2.3%	2.2%
Sauk County	42,074	47,616	53,573	2.5%	2.4%

Table 2.1
Citizens Community Federal
Summary Demographic/Economic Information

	Year 2000	Year 2005	Year 2010	Growth Rate 2000-05 (%)	Growth Rate 2005-2010 (%)
Per Capita Income($)					
United States	$21,586	$26,228	$32,206	4.0%	4.2%
Wisconsin	21,271	25,474	30,762	3.7%	3.8%
Detroit MI MSA	24,547	28,462	33,734	3.0%	3.5%
Minneapolis, MN MSA	26,219	34,140	45,293	5.4%	5.8%
CZWI Total Market Area	**21,156**	**25,687**	**31,421**	**4.0%**	**4.1%**
Eau Claire County	19,250	23,619	28,622	4.2%	3.9%
Oakland County, MI	32,534	38,069	46,073	3.2%	3.9%
Blue Earth County, MN	18,712	24,296	31,471	5.4%	5.3%
Buffalo County	18,123	21,371	25,363	3.4%	3.5%
Chippewa County	18,243	21,437	25,052	3.3%	3.2%
Barron County	18,091	21,258	25,115	3.3%	3.4%
Washington County, MN	28,148	36,945	48,485	5.6%	5.6%
Jackson County	17,604	20,613	24,508	3.2%	3.5%
Sauk County	19,695	23,575	28,100	3.7%	3.6%

2005 Age Distribution(%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55+ Yrs.
United States	20.7%	27.5%	29.2%	22.6%
Wisconsin	19.7%	27.1%	30.0%	23.1%
Detroit MI MSA	21.8%	25.4%	30.7%	22.2%
Minneapolis, MN MSA	21.8%	27.8%	31.5%	19.0%
CZWI Total Market Area	**19.3%**	**27.2%**	**29.9%**	**23.6%**
Eau Claire County	17.9%	34.1%	26.4%	21.7%
Oakland County, MI	20.8%	24.3%	32.3%	22.6%
Blue Earth County, MN	16.1%	39.1%	24.7%	20.0%
Buffalo County	18.7%	23.2%	30.8%	27.4%
Chippewa County	19.7%	24.7%	30.8%	24.8%
Barron County	18.3%	24.8%	29.7%	27.2%
Washington County, MN	24.0%	23.7%	33.9%	18.4%
Jackson County	18.2%	26.3%	29.8%	25.7%
Sauk County	19.9%	24.8%	30.6%	24.7%

2005 HH Income Dist.(%)	Less Than $25,000	$25,000 to 50,000	$50,000+
United States	23.8%	26.4%	49.8%
Wisconsin	21.2%	28.3%	50.5%
Detroit MI MSA	21.0%	23.7%	55.3%
Minneapolis, MN MSA	13.0%	20.7%	66.3%
CZWI Total Market Area	**21.7%**	**29.0%**	**49.2%**
Eau Claire County	24.3%	31.2%	44.5%
Oakland County, MI	14.1%	20.2%	65.7%
Blue Earth County, MN	22.9%	29.5%	47.6%
Buffalo County	26.4%	33.7%	39.9%
Chippewa County	24.1%	32.7%	43.2%
Barron County	27.4%	32.9%	39.7%
Washington County, MN	7.5%	15.9%	76.6%
Jackson County	27.6%	33.4%	38.9%
Sauk County	21.2%	31.8%	47.0%

Source: ERSI.

excess of 2.5% annually. Other fast growth counties include Sauk County and Chippewa County. These trends are projected to continue over the next five years through 2010.

These population trends represent a moderately positive trend for the Bank as the market area has certain areas of strong growth and certain areas of weaker growth. The overall population base provides a source of business for financial institutions, although the Bank's offices are spread across a relatively large geographical area. As shown in Table 2.1, the number and growth of households performed somewhat better over the same time period, although this reflects a national trend towards a lower average household size and an increase in the number of households overall. In addition, the population and household growth trends described above are forecasted to remain relatively constant over the next five years, indicating that the Bank's business prospects are expected to remain stable in the foreseeable future.

Table 2.1 also details the age distribution of the residents of the Bank's market area counties in all market area counties, and reveals that overall, the market area counties have similar age distribution characteristics as the state and nation, with the exception of Eau Claire and Blue Earth Counties. These counties contain a much lower average age population base in the range from 15-34 years of age, a result of the presence of the University of Wisconsin at Eau Claire and Mankato State University, respectively. This is a positive factor, as typically rural areas contain, on average, older populations. Washington County, MN also has a higher proportion of younger residents, particularly below 14 years of age, as Washington County is a suburban area with a high percentage of families. The smaller, more rural counties generally reported higher average ages, typical of rural areas.

Examination of another characteristic of the Bank's market area, median household income and per capita income, revealed that all market area counties were below statewide and national averages, with the exception of the counties located within the Detroit, MI and Minneapolis, MN metropolitan areas. Oakland County and Washington County both reported income levels well above national averages. Most of the Bank's market area counties are rural and thus reported lower income levels. Historical and projected income growth levels also were less than statewide averages, indicating that the incomes for the residents may lag overall increases in the near term future. These income statistics are also shown in the household income distribution figures of Table 2.1. The relatively low income levels in the rural areas indicate the potential for reduced levels of financial institution deposits, deposit growth and overall need for financial institution services.

Local Economy

The local Eau Claire region was historically based on manufacturing, but similar to many areas of the country, has been transferred into a more services oriented economy in the last couple of decades with employment in most large economic sectors. The area acts as a regional employment and retail center for the west-central Wisconsin area, with many out-of-town residents commuting to the Eau Claire area for work or other needed services. Health care and consumer goods are significant sectors of the local economy. In addition, the University of Wisconsin maintains a large branch campus at Eau Claire. As shown in the table below, the employment base is well diversified, a positive operating factor for financial institutions as there is no dependence on one area of the economy.

The recent additions of the Oakland County, MI and the Blue Earth County and Washington County, MN markets have added a level of diversity to the Bank's market area served. The relatively large population base of Oakland County, MI supports a much more diversified employment base, as shown in Table 2.2 below. Employment in Oakland County is weighted towards automobile industry employment, as is the case of most areas of the Detroit MSA. Beyond the automotive industry, there is a concentration in health care employment and local government services employment. In addition, a large portion of the Oakland County residents commute to other areas of the Detroit MSA for employment.

The Blue Earth County, MN region (the location of the third largest deposit base of the Bank), is home to a broad range of employers and employment sectors, including health care, education, telecommunications, printing and local government. This area has historically had a relatively stable economic environment, a positive factor for financial institutions.

Table 2.2
Major Market Area Employers

# of Employees	Industry/Product
Eau Claire County, WI	
1000+	
Menard, Inc.	Home Centers
Eau Claire Area School District	Education
Luther Hospital	Health Care
University of Wis.-Eau Claire	Education
Sacred Heart Hospital	Health Care
Midelfort Clinic Ltd Mayo	Health Care
Hutchinson Technology, Inc.	Computer Storage
500-999	
D-Mark Group, Inc.	Temporary Help Services
City of Eau Claire	Local Government
Wal-Mart Associates, Inc.	Retailer

Company	Industry/Product	# of Employees
Oakland County, MI		
General Motors	Automotive Manuf.	20,045
William Beaumont Hospital	Health Care	11,745
Chrysler Group	Automotive Manuf.	10,267
EDS Corp.	Information Tech.	7,300
SBC Michigan	Telecommunications	4,000
U.S. Postal Service	Postal Service	3,929
St. John Health	Health Care	3,925
BC/BS of MI	Health Care Insurer	3,925
Oakland County	County Government	3,961

Source: Oakland County Government, as of 2005.

Company	Industry/Product	# of Employees
Blue Earth County, MN		
Taylor Corporation	Printing/Marketing	4,500
Immanuel St. Joseph's Mayo Hlth.	Health Care	1,637
Minnesota State University	Higher Education	1,500
Mankato Rehabilitation Center	Adult Rehabilitation/Employ.	1,435
Mankato Clinic	Health Care	669
Midwest Wireless	Telecommunications	422
The Thro Company	Nursing Care Facilities	400
Blue Earth County	Local Government	380
HickoryTech	Telecommunications	330

Source: Blue Earth County Government, as of 2005.

As shown in Table 2.3 below, the State of Wisconsin and the nine market area counties both reported the largest proportion of employment in services, wholesale/retail trade, manufacturing and government, indicative of a relatively diversified employment base. The market area counties recorded a higher level of agriculture employment, and indication of the rural nature of the market area. In addition, the market area counties reported a lower level of manufacturing employment, while the state of Wisconsin reported a higher level of services employment. Overall, however, with the exception of the farm-based employment, the employment base of the Bank's market area was quite similar to the statewide averages. Construction employment was higher in the market area counties also. The presence of a lower level of manufacturing employment generally is a favorable characteristic, as the manufacturing sector of the economy has been declining for a number of decades. See Exhibit II-4 for additional data and details.

Table 2.3
Primary Market Area Employment Sectors
(Percent of Labor Force)

Employ. Sectors	Wisconsin	Market Area
Services	34.0%	30.7%
Wholesale/Ret. Trade	15.2	14.3
Government	12.5	13.3
Manufacturing	15.3	11.8
Finance, Ins., Real Estate	7.2	6.4
Construction	5.3	5.9
Agriculture	2.9	5.6
Transportation/Public Util.	3.7	2.1
Other	3.9	9.9
	100.0%	100.0%

Source: REIS DataSource.

As shown in Table 2.4, and contrary to national trends, unemployment in the nation and Wisconsin has decreased in the last twelve months, while unemployment in the nine market area counties has increased slightly. The lowest unemployment rates were found in Blue Earth County (the location of Mankato State University) and Washington County (a suburban area located close to the Minneapolis MSA. Five market area counties had unemployment rates below the statewide and national average, a favorable sign as it reflects a certain availability of employment for workforce employers.

Table 2.4
Market Area Unemployment Trends

Region	April 2005 Unemployment	April 2006 Unemployment
United States	4.9%	4.5%
Wisconsin	4.9%	4.5%
Market Area Average	4.7%	4.8%
Eau Claire County	4.1%	4.0%
Oakland County, MI	5.4%	5.5%
Blue Earth County, MN	3.1%	3.3%
Buffalo County	4.5%	4.0%
Chippewa County	5.7%	5.6%
Barron County	5.7%	6.0%
Washington County, MN	3.5%	3.6%
Jackson County	5.8%	6.3%
Sauk County	4.6%	4.8%

Source: U.S. Bureau of Labor Statistics.

Competition

Due to the overall size of the nine county market in which the Bank operates, Citizens Community holds a minimal market share of deposits of 0.4% (see Table 2.5). Within specific counties, the Bank has an 8.8% deposit market share in Eau Claire County and a 2.5% market share in Buffalo County, followed by lower market share percentages in the other counties. With the current market share below 10% in all counties, additional deposit growth in the market area counties is likely achievable, particularly as Citizens Community competes with a number of regional and super-regional competitors, along with a number of locally-based financial institutions.

Table 2.5 displays deposit trends for thrifts and commercial banks in each county in which Citizens Community current has a branch location. Since 2002, deposit growth in Wisconsin has been positive for commercial banks, while savings institutions declined slightly.

Table 2.5
Citizens Community Federal
Deposit Summary

	As of June 30, 2002 Deposits	2002 Market Share	2002 Number of Branches	2005 Deposits	2005 Market Share	2005 No. of Branches	Deposit Growth Rate 2002-2005 (%)
	(Dollars In Thousands)						
State of Wisconsin	$83,601,000	100.0%	2,171	$100,643,000	100.0%	2,298	6.4%
Commercial Banks	68,273,000	81.7%	1,750	85,609,000	85.1%	1,908	7.8%
Savings Institutions	15,328,000	18.3%	421	15,034,000	14.9%	390	-0.6%
Minneapolis MSA	$46,815,000	100.0%	720	$56,361,000	100.0%	788	6.4%
Commercial Banks	46,242,000	98.8%	698	55,442,000	98.4%	754	6.2%
Savings Institutions	573,000	1.2%	22	919,000	1.6%	34	17.1%
Detroit MSA	$70,597,000	100.0%	1,028	$77,033,000	100.0%	1,164	3.0%
Commercial Banks	67,830,000	96.1%	972	69,097,000	89.7%	1,039	0.6%
Savings Institutions	2,767,000	3.9%	56	7,936,000	10.3%	125	42.1%
Total Market Area	$32,921,141	100.0%	556	$41,318,898	100.0%	645	7.9%
Commercial Banks	30,850,304	93.7%	508	34,891,106	84.4%	577	4.2%
Savings Institutions	2,070,837	6.3%	48	6,427,792	15.6%	68	45.9%
Citizens Comm. Fed	145,079	0.4%	11	181,410	0.4%	12	7.7%
Eau Claire County	$1,093,280	100.0%	34	$1,201,315	100.0%	37	3.2%
Commercial Banks	820,757	75.1%	22	1,010,824	84.1%	30	7.2%
Savings Institutions	272,523	24.9%	12	190,491	15.9%	7	-11.3%
Citizens Comm. Fed	96,917	8.9%	3	105,456	8.8%	3	2.9%
Oakland County, MI	$26,549,774	100.0%	346	$33,981,870	100.0%	397	8.6%
Commercial Banks	25,040,041	94.3%	326	28,065,937	82.6%	354	3.9%
Savings Institutions	1,509,733	5.7%	20	5,915,933	17.4%	43	57.7%
Citizens Comm. Fed	39,920	0.2%	4	41,545	0.1%	2	1.3%
Blue Earth County, MN (Mankato)	$953,491	100.0%	27	$992,276	100.0%	29	1.3%
Commercial Banks	905,776	95.0%	25	941,449	94.9%	27	1.3%
Savings Institutions	47,715	5.0%	2	50,827	5.1%	2	2.1%
Citizens Comm. Fed	0	0.0%	0	13,614	1.4%	1	NM
Buffalo County (Mondovi)	$233,152	100.0%	11	$239,951	100.0%	11	1.0%
Commercial Banks	226,797	97.3%	10	233,887	97.5%	10	1.0%
Savings Institutions	6,355	2.7%	1	6,064	2.5%	1	-1.6%
Citizens Comm. Fed	6,355	2.7%	1	6,064	2.5%	1	-1.6%
Chippewa County (Chippewa Falls)	$596,703	100.0%	24	$661,448	100.0%	26	3.5%
Commercial Banks	492,259	82.5%	18	546,701	82.7%	19	3.6%
Savings Institutions	104,444	17.5%	6	114,747	17.3%	7	3.2%
Citizens Comm. Fed	0	0.0%	0	5,872	0.9%	1	NM
Barron County (Rice Lake)	$716,389	100.0%	23	$803,205	100.0%	24	3.9%
Commercial Banks	627,292	87.6%	19	703,876	87.6%	20	3.9%
Savings Institutions	89,097	12.4%	4	99,329	12.4%	4	3.7%
Citizens Comm. Fed	155	0.0%	1	3,767	0.5%	1	189.7%
Washington County, MN (Oakdale)	$1,572,412	100.0%	46	$2,060,763	100.0%	76	9.4%
Commercial Banks	1,533,174	97.5%	45	2,012,453	97.7%	74	9.5%
Savings Institutions	39,238	2.5%	1	48,310	2.3%	2	7.2%
Citizens Comm. Fed	0	0.0%	0	3,001	0.1%	1	NM
Jackson County (Black River Falls)	$176,189	100.0%	10	$224,845	100.0%	10	8.5%
Commercial Banks	175,194	99.4%	9	223,524	99.4%	9	8.5%
Savings Institutions	995	0.6%	1	1,321	0.6%	1	9.9%
Citizens Comm. Fed	995	0.6%	1	1,321	0.6%	1	9.9%
Sauk County (Baraboo)	$1,029,751	100.0%	35	$1,153,225	100.0%	35	3.8%
Commercial Banks	1,029,014	99.9%	34	1,152,455	99.9%	34	3.8%
Savings Institutions	737	0.1%	1	770	0.1%	1	1.5%
Citizens Comm. Fed	737	0.1%	1	770	0.1%	1	1.5%

Source: FDIC; OTS.

Commercial banks continue to maintain the majority of deposit funds in the state of Wisconsin, approximately 85% of all deposits as of the most recent date.

Within Eau Claire County, the location of the Bank's headquarters office and three branch offices, Citizens Community recorded an annualized increase in deposits of 2.9% over the three-year period, while Eau Claire County recorded slightly higher growth of 3.2%. In Eau Claire County, savings institutions deposits decreased at an 11% annual rate, while commercial bank deposits increased at a 4.0% annual rate. Commercial banks have approximately 84% of deposit funds in Eau Claire County. In Oakland County, MI, Citizens Community held a deposit market share of 0.1%, despite the large dollar amount of deposits, reflecting the large overall deposit base in that county. In Blue Earth County, the location of Citizens Community's Mankato branch office and third largest deposit base, the Bank reported a deposit market share of 1.4% as of June 2005. In the remaining market area counties, the Bank has a relatively minimal market share, and thus future gains in deposits, and therefore deposit market share are possible.

With regard to lending competition in the local market area, the Bank anticipates the most significant competition from the same institutions providing deposit services, most of whom have placed an emphasis on real estate lending as a line of business, in addition to competition with other local and regional mortgage companies, independent mortgage brokers and credit unions in originating mortgage and non-mortgage loans. To remain competitive, Citizens Community focuses on providing residential mortgage and consumer loans and retail deposit services to existing customers and the new customers attracted to the Bank. As indicated in the mission statement, the Bank's mission is to position itself to exceed every expectation for providing high quality personal customer service. This strategy is designed to identify a niche in the market where the Bank can compete against other institutions. Citizens Community's approach to reaching the potential customer base is to market to the general public at large through various marketing avenues (radio, newspaper, direct mail and other means).

<u>Summary</u>

The overall condition of the primary market area can be characterized as stable, with moderate growth potential based on regional population and economic projections. The overall total population base within the Bank's market area counties does provide the potential for additional banking customers, particularly in light of the current market share of deposits held by the Bank. Going forward, in view of the local demographic and economic trends and the numbers and types of competitors in the market area, the competition for deposits is expected to remain substantial, which will result in Citizens Community having to pay competitive deposit rates, provide high quality service and consider providing electronic banking capabilities to increase local market share. In addition, the Bank also will have to engage in sufficient levels of marketing activities, such as direct mail, television, radio and newspaper advertising and public relations.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Citizens Community's operations versus a group of comparable companies (the "Peer Group") selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of Citizens Community is provided by these public companies. Since no Peer Group can be exactly comparable to Citizens Community, key areas examined for differences are: financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between Citizens Community and the Peer Group, will then be used as a basis for the valuation of Citizens Community's to-be-issued common stock.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 175 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Citizens Community will be a full public company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of Citizens Community. In the selection process, we applied two "screens" to the universe of all public companies:

- <u>Screen #1. Midwest institutions with assets between $100 million and $250 million and return on equity figures below 8%.</u> Two companies met the criteria for Screen #1 and both were included in the Peer Group: Blue River Bancshares, Inc. of IN and FFD Financial Corp. of Dover, OH. Several other companies that met the asset criteria were not included due to not-meaningful earnings ratios, or those in MHC form. Exhibit III-2 provides financial and public market pricing characteristics of all publicly traded Midwest thrifts with assets below $250 million

- <u>Screen #2. Midwest institutions with assets between $250 million and $450 million.</u> Nine companies met the criteria for Screen #2 and all were included in the Peer Group: American Bancorp of IN, LSB Financial Corp. of Lafayette, IN, First Federal Bancshares, Inc. of IL, River Valley Bancorp of IN, First Franklin Corp. of OH, First Bancorp of Indiana of IN, First Fed of Northern Michigan of MI, Monarch Communit Bancorp of MI, and First BancTrust Corp of IL. Several thrifts were excluded due to being in MHC form, or having not-meaningful earnings ratios. Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded Midwest thrifts with assets between $250 million and $500 million.

Table 3.1 shows the general characteristics of each of the ten Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Citizens Community, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Citizens Community's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.1
Peer Group of Publicly-Traded Thrifts
June 21, 2006(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
ASBI	Ameriana Bancorp of IN	NASDAQ	New Castle, IN	Thrift	443	10	12-31	03/87	13.84	44
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	372	5	12-31	02/95	27.00	42
FFBI	First Federal Bancshares of IL	NASDAQ	Colchester, IL	Thrift	350	8	12-31	09/00	18.05	22
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	323	6	12-31	12/96	18.10	29
FFHS	First Franklin Corp. of OH	NASDAQ	Cincinnati, OH	Thrift	302	8	12-31	01/88	15.75	27
FBEI	First Bancorp of Indiana of IN	NASDAQ	Evansville, IN	Thrift	289	7	06-30	04/99	20.04	31
FFNM	First Fed of N. Michigan of MI	NASDAQ	Alpena, MI	Thrift	287	10	12-31	04/05	10.00	31
MCBF	Monarch Community Bncrp of MI	NASDAQ	Coldwater, MI	Thrift	282	6	12-31	08/02	12.60	34
FBTC	First BancTrust Corp of IL	NASDAQ	Paris, IL	Thrift	275	4	12-31	04/01	11.70	28
FFDF	FFD Financial Corp of Dover OH	NASDAQ	Dover, OH	Thrift	156	3	06-30	04/96	18.08	22

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Date of Last Update: 06/21/06

A summary description of the key characteristics of each of the Peer Group companies is detailed below.

- o Ameriana Bancorp of IN. Selected due to Midwest market area, relatively high loan-to-assets ratio, similar profitability and similar credit quality measures.
- o LSB Financial Corp. of Lafayette, IN. Selected due to the Midwest market area, relatively high investment in loans receivable, similar use of borrowings, lending diversification and similar reserve coverage ratios.
- o First Federal Bancshares, Inc. of IL. Selected due to the Midwest market area, similar profitability, lending diversification and favorable credit quality measures.
- o River Valley Bancorp of IN. Selected due to the Midwest market area, comparable suse of borrowings, similar equity ratio, similar earnings contribution from sources of non-interest operating income, lending diversification away from residential lending and similar reserve coverage ratios.
- o First Franklin corp. of OH. Selected due to the Midwest market area, level of investment in loans receivable, and borrowings, a similar equity/assets ratio, similar profitability, lending diversification and strong asset quality.
- o First Bancorp of Indiana of IN. Selected due to the Midwest market area, comparable asset size, similar interest-bearing funding composition and similar earnings contribution from sources of non-interest operating income.
- o First Fed of Northern Michigan of MI. Selected due to the Midwest and rural market area, similar asset size, recent completion of a second step conversion, similar profitability and operating expense levels, similar sources of non-interest income, and similar reserve coverage ratios.
- o Monarch Community Bancorp, Inc. of MI. Selected due to the rural Midwest market area, similar asset size, use of borrowed funds for operations, relatively strong net interest income ratio, high operating expenses, and similar investment in residential loans.
- o First BancTrust Corp. of IL. Selected due to the Midwest market area, similar asset size, similar equity/assets ratio, strong net interest income ratio, high operating expenses, and favorable asset quality measures.
- o FFD Financial Corp. of Dover, OH. Selected due to the Midwest market area, similar loans-to-assets ratio, similar net interest income ratio, level of loan portfolio diversification.

In aggregate, the Peer Group companies maintain a lower level of capitalization relative to the universe of all public thrifts (9.64% of assets versus 11.10% for the all public average), generate lower core earnings on a return on assets basis (0.50% ROA versus 0.67% average for the all public average), and generate a lower core ROE (5.31% core ROE versus 6.88% for the all public average). Please note that RP Financial has used core earnings in this discussion to eliminate the effects of non-operating items.

	All Publicly-Traded	***Peer Group Reported Basis***
Financial Characteristics (Averages)		
Assets ($Mil)	$408	$308
Equity/Assets (%)	11.10%	9.64%
Core Return on Assets (%)	0.67	0.50
Core Return on Equity (%)	6.88	5.31
Pricing Ratios (Averages)(1)		
Core Price/Earnings (x)	19.79x	23.84x
Price/Book (%)	153.98%	109.07%
Price/Assets (%)	17.00	10.28

(1) Based on market prices as of June 16, 2006.

The following sections present a comparison of Citizens Community's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the figures reported by the Peer Group. The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Citizens Community and the Peer Group. Citizens Community's and the Peer Group's ratios reflect balances as of March 31, 2006, unless otherwise indicated for the Peer Group companies. Citizens Community's net worth base of 11.6% was above the Peer Group's average net worth ratio of 9.6%. The Bank maintained a larger balance of intangible assets, 2.9% of assets, while the Peer Group's capital included intangibles equal to 0.7% of assets, resulting in tangible equity-to-assets ratios of 8.7% for the Bank and 8.9% for the Peer Group. However, this disadvantage will be eliminated with the consummation of the reorganization and infusion of the net conversion proceeds. The increase in Citizens Community's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that may be realized through leverage and

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of March 31, 2006

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Citizens Comm of Eau Claire WI																				
March 31, 2006	2.1	1.4	91.3	73.4	14.1	0.0	11.6	2.9	8.7	0.0	9.08	-62.54	15.61	12.58	0.00	1.77	3.78	7.72	7.72	1.08
All Public Companies																				
Average	3.7	22.2	68.8	67.2	19.8	0.8	11.0	1.1	9.9	0.0	9.95	0.50	13.43	10.18	9.53	4.45	2.69	9.80	9.70	16.83
Medians	2.7	19.3	70.7	68.8	19.1	0.0	9.5	0.3	8.4	0.0	6.19	-3.06	11.15	5.72	7.80	2.40	2.31	8.70	8.70	14.30
State of WI																				
Averages	2.7	17.3	75.8	66.7	19.3	0.0	12.6	0.7	11.9	0.0	7.72	6.30	9.14	1.76	2.89	-1.66	-1.80	11.66	11.66	18.87
Medians	3.1	8.5	84.7	69.3	20.2	0.0	15.0	0.5	13.7	0.0	4.46	-1.53	9.06	3.28	2.89	-1.66	-1.80	11.65	11.65	21.71
Comparable Group																				
Averages	3.6	20.2	70.4	71.8	16.6	0.9	9.6	0.7	8.9	0.0	7.35	3.66	10.70	6.12	31.70	-0.31	-0.66	9.11	9.11	14.84
Medians	3.1	20.9	71.5	71.4	17.5	0.0	9.2	0.3	9.0	0.0	7.76	-1.07	7.45	3.92	33.47	1.44	2.93	8.90	8.90	14.60
Comparable Group																				
ASBI Ameriana Bancorp of IN	3.2	38.7	48.8	76.6	10.9	2.3	8.0	0.2	7.8	0.0	2.69	-8.06	11.84	-1.67	42.49	-8.37	-9.23	7.87	7.87	13.97
FFDF FFD Financial Corp of Dover OH	4.8	4.0	89.4	77.9	9.4	0.0	11.6	0.0	11.6	0.0	11.49	-4.34	13.68	11.06	16.91	5.93	5.93	NA	NA	NA
FBTC First BancTrust Corp of IL	2.8	30.5	59.5	69.7	17.7	2.2	9.5	0.4	9.1	0.0	19.89	-8.00	37.58	19.85	35.52	-4.33	-8.03	11.14	11.14	19.13
FBEI First Bancorp of Indiana of IN	5.3	25.2	61.9	63.6	24.9	0.0	9.9	0.7	9.3	0.0	2.05	11.95	-5.48	-8.92	51.05	-1.91	-1.77	9.09	9.09	12.83
FFNM First Fed of N. Michigan of MI	1.7	21.3	71.3	64.6	21.5	0.0	12.8	1.5	11.3	0.0	8.61	33.46	3.06	4.00	31.42	NM	NM	11.43	11.43	17.91
FFBI First Federal Bancshares of IL	6.3	39.1	52.0	85.6	5.6	2.1	6.0	0.4	5.6	0.0	9.41	-3.99	24.71	6.38	96.71	-9.47	-9.97	7.13	7.13	15.36
FFHS First Franklin Corp. of OH	0.5	11.7	83.3	75.0	16.1	0.0	8.2	0.0	8.2	0.0	10.86	-28.56	20.85	3.14	77.16	4.45	4.45	7.67	7.67	12.18
LSBI LSB Fin. Corp. of Lafayette IN	3.0	4.4	87.8	73.2	17.4	0.0	9.0	0.0	9.0	0.0	1.56	10.33	0.18	2.24	-3.41	6.56	6.56	8.70	8.70	12.10
MCBF Monarch Community Bncrp of MI	6.2	6.6	77.7	65.0	19.2	0.0	14.2	3.9	10.4	0.0	0.06	1.85	0.26	3.84	-13.19	1.44	3.23	9.84	9.84	15.22
RIVR River Valley Bancorp of IN	2.2	20.5	71.8	66.7	23.2	2.2	7.2	0.0	7.2	0.0	6.91	31.95	0.36	21.26	-17.62	2.92	2.93	NA	NA	NA
State of WI																				
ABCW Anchor BanCorp Wisconsin of WI(3)	3.6	8.0	84.7	71.0	20.2	0.0	7.5	0.5	7.0	0.0	4.46	-22.11	9.06	3.28	10.50	2.37	2.58	7.96	7.96	10.48
BKMU Bank Mutual Corp of WI	3.1	35.3	56.8	59.8	23.7	0.0	15.2	1.6	13.7	0.0	2.22	-1.53	4.49	7.72	-4.72	-5.69	-6.19	11.65	11.65	24.41
WAUW Wauwatosa Hlds MHC of WI(31.7)(3)	1.5	8.5	86.0	69.3	14.0	0.0	15.0	0.0	15.0	0.0	16.50	42.54	13.87	-5.74	NM	NM	NM	15.38	15.38	21.71

(1) Financial information is for the quarter ending December 31, 2005.
(3) Growth rates have been annualized from available financial information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

lower funding costs. At the same time, the Company's higher pro forma capitalization will also result in a lower return on equity. Both the Company's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements

Citizens Community maintained a higher proportion of earning assets in loans receivable than the Peer Group, and a correspondingly lower level of cash, cash equivalents and investment securities. The Bank's loans-to-assets ratio of 91.3% exceeded the comparable Peer Group ratio of 70.4%. Comparatively, the Bank's cash and investments-to-assets ratio of 3.5% was lower than comparable ratio for the Peer Group of 23.8%. Overall, Citizens Community's interest-earning assets amounted to 94.8% of assets, which was higher than the comparable Peer Group ratio of 94.2%.

Citizens Community's funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Bank's deposits equaled 73.4% of assets, which was above the Peer Group average of 71.8%. Comparatively, borrowings were utilized to a greater degree by the Peer Group, as indicated by borrowings-to-assets ratios of 17.5% and 14.1% for the Peer Group and the Bank, respectively. Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 87.5% and 89.3%, respectively, with the Bank's lower ratio supported by its maintenance of a higher capital position.

A key measure of balance sheet strength for a thrift institution is its interest-earning assets to interest-bearing liabilities ("IEA/IBL") ratio. Presently, the Bank's IEA/IBL ratio is higher than the Peer Group's ratio, based on respective ratios of 108.3% and 105.5%. The additional capital realized from stock proceeds should serve to increase the Bank's IEA/IBL ratio, as a portion of the interest free capital realized in Citizens Community's stock offering is expected to be deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Citizens Community's growth rates were based on annual growth for the 6 months ended March 31, 2006, while the Peer Group's growth rates were based on annual growth for the 12 months ended March 31, 2006, or the most recent period available for the Peer Group companies. Citizens Community's assets increased at a 9.1% annual rate, versus a 7.4% asset growth rate posted by the Peer Group. The Peer Group's asset growth rate was supported by one Peer Group company that increased assets by more than 15%. Citizens Community's asset growth was realized through loan growth, which was in part funded by a decline in cash and investments. Comparatively, asset growth for the Peer Group consisted of cash and investments, as well as loans, with a lower growth rate indicated for cash and investments. Overall, the Bank's asset growth measures would tend to indicate higher earnings growth potential relative to the Peer Group's asset growth measures. Citizens Community's current advantage with respect to leverage capacity will be strengthened following the increase in capital that will be realized from the stock offering.

A 12.6% increase in deposits funded Citizens Community's asset growth, while borrowings remained stable. Likewise, asset growth for the Peer Group was funded by a 6.1% increase in deposits, while the Peer Group's utilization of borrowings increased at a much higher rate, although the lower overall proportion of borrowings impacts the implied growth rate. Capital growth rates posted by the Bank and the Peer Group equaled 1.77% and a negative 0.31%, respectively. The Peer Group's lower capital growth rate was attributable to dividend payments and stock repurchases, which more than offset the positive effect imposed on Citizens Community's capital growth rate that results from maintaining a lower level of capital. The Bank's tangible capital increased by a higher 3.78%, versus a reduction of 0.66% for the Peer Group. The increase in capital realized from stock proceeds, as well as dividend payments and other capital management actions will potentially further depress the Bank's capital growth rate following the stock offering.

<u>Income and Expense Components</u>

Table 3.3 displays comparable statements of operations for the Bank and the Peer Group, based on earnings for the twelve months ended March 31, 2006, unless otherwise indicated for the Peer Group companies. Citizens Community and the Peer Group reported net income to average assets ratios of 0.32% and 0.51%, respectively. Higher levels of loss provisions, lower non-interest income and higher operating expenses accounted for the Bank's lower return, which was partially offset by the Peer Group's lower level of net interest income.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2006

	Net Income	Net Interest Income: Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Other Income: Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A/Other Exp.: G&A Expense	Goodwill Amort.	Non-Op. Items: Net Gains	Extrao. Items	Yields, Costs, and Spreads: Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Citizens Comm of Eau Claire WI																			
March 31, 2006	0.32	6.25	2.44	3.81	0.14	3.67	0.00	0.00	0.76	0.76	3.81	0.10	0.00	0.00	6.42	2.73	3.69	2,398	39.19
All Public Companies																			
Averages	0.70	5.33	2.42	2.91	0.11	2.80	0.05	0.00	0.71	0.76	2.52	0.03	0.05	0.00	5.61	2.76	2.85	5,560	33.09
Medians	0.70	5.29	2.42	2.92	0.06	2.82	0.00	0.00	0.55	0.58	2.44	0.00	0.00	0.00	5.55	2.76	2.89	4,621	33.91
State of WI																			
Averages	0.77	5.25	2.53	2.72	0.06	2.66	0.06	0.00	0.67	0.73	2.18	0.01	0.05	0.00	5.48	3.01	2.47	5,483	37.45
Medians	0.73	5.34	2.52	2.62	0.09	2.54	0.04	0.00	0.36	0.40	1.99	0.01	0.07	0.00	5.55	2.86	2.14	4,765	36.30
Comparable Group Average																			
Averages	0.51	5.36	2.57	2.78	0.09	2.70	0.05	-0.01	0.81	0.85	2.81	0.04	0.01	0.00	5.68	2.89	2.78	3,633	32.30
Medians	0.48	5.45	2.52	2.82	0.10	2.71	0.02	0.00	0.78	0.78	2.61	0.01	0.08	0.00	5.78	2.91	2.83	3,639	34.09
Comparable Group																			
ASBI Ameriana Bancorp of IN	0.35	4.66	2.47	2.19	-0.17	2.35	0.05	-0.01	0.86	0.90	2.93	0.00	0.01	0.00	5.11	2.75	2.36	3,015	NM
FFDF FFD Financial Corp of Dover OH	0.88	5.87	2.23	3.63	0.08	3.56	0.00	0.00	0.23	0.23	2.81	0.00	0.35	0.00	5.98	2.56	3.42	3,622	34.09
FBTC First BancTrust Corp of IL	0.47	5.51	2.38	3.13	0.18	2.95	0.19	-0.03	1.04	1.21	3.68	0.05	0.14	0.00	5.87	2.69	3.19	2,724	18.10
FBEI First Bancorp of Indiana of IN	0.54	4.95	2.51	2.43	0.02	2.41	0.00	0.00	0.85	0.85	2.42	0.03	-0.24	0.00	5.29	2.86	2.43	3,657	48.13
FFNM First Fed of N. Michigan of MI	0.18	5.62	2.53	3.09	0.13	2.96	0.00	-0.01	1.98	1.97	3.87	0.14	-0.33	0.00	5.97	2.95	3.02	2,456	14.29
FFBI First Federal Bancshares of IL	0.23	4.85	2.66	2.19	0.11	2.09	0.08	0.00	0.23	0.31	2.10	0.01	0.07	0.00	4.99	2.87	2.12	4,117	35.42
FFHS First Franklin Corp. of OH	0.44	5.19	2.92	2.27	0.10	2.17	0.04	0.00	0.57	0.61	2.17	0.00	-0.20	0.00	5.43	3.22	2.21	5,392	46.96
LSBI LSB Fin. Corp. of Lafayette IN	0.92	5.99	2.72	3.26	0.32	2.95	0.00	0.00	0.64	0.64	2.24	0.00	0.09	0.00	6.26	3.00	3.26	4,177	35.74
MCBF Monarch Community Bncrp of MI	0.49	5.56	2.49	3.07	0.00	3.07	0.17	-0.07	1.02	1.12	3.60	0.12	0.16	0.00	6.17	2.96	3.21	3,034	24.57
RIVR River Valley Bancorp of IN	0.63	5.39	2.82	2.57	0.10	2.48	0.00	0.00	0.71	0.71	2.33	0.00	0.08	0.00	5.69	3.06	2.63	4,137	33.42
State of WI																			
ABCW Anchor BanCorp Wisconsin of WI	1.06	5.67	2.52	3.16	0.09	3.06	0.12	0.00	1.40	1.52	2.85	0.01	0.07	0.00	5.90	2.77	3.13	4,729	40.90
BKMU Bank Mutual Corp of WI	0.73	4.75	2.36	2.38	0.01	2.37	0.04	0.00	0.36	0.40	1.71	0.02	0.08	0.00	4.98	2.86	2.12	4,765	35.16
WAUW Wauwatosa Hlds MHC of WI(31.7)	0.52	5.34	2.72	2.62	0.08	2.54	0.02	-0.01	0.26	0.27	1.99	0.00	0.00	0.00	5.55	3.40	2.14	6,954	36.30

(1) Financial information is for the quarter ending December 31, 2005.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Citizens Community maintained a higher level of net interest income, 3.81% of average assets, which was 103 basis points higher than the Peer Group average. Citizens Community benefited from a higher interest income ratio and a lower interest expense ratio than the Peer Group. The Bank's higher interest income ratio was realized through earning a higher yield on interest-earning assets (6.42% versus 5.68% for the Peer Group), with the Bank's higher ratio due to the overall higher ratio of loans-to-assets, and the maintenance of a substantial portfolio of higher yielding consumer loans. Comparatively, the Bank's lower interest expense ratio was supported by maintaining a lower cost of funds (2.73% versus 2.89% for the Peer Group). The Bank's advantage in this area was also assisted by the maintenance of a lower ratio of interest-bearing liabilities as a percent of assets (87.5% versus 89.3% for the Peer Group).

In another key area of core earnings strength, the Bank maintained a substantially higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Bank and the Peer Group reported operating expense to average assets ratios of 3.81% and 2.81%, respectively. Because of this higher operating expense ratio, the Bank compared less favorably to the Peer Group in terms of number of employees maintained relative to asset size. Assets per full time equivalent employee equaled $2.4 million for the Bank, versus a comparable measure of $3.6 million for the Peer Group. On a post-offering basis, the Bank's operating expenses can be expected to increase with the addition of stock benefit plans, with such expenses already impacting the Peer Group's operating expenses. In addition, Citizens Community's capacity to leverage operating expenses will be more favorable than the Peer Group's leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the earnings strength was similar for the Bank and the Peer Group. Expense coverage ratios posted by Citizens Community and the Peer Group equaled 1.00x and 0.99x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

Sources of non-interest operating income provided a larger contribution to the Peer Group's earnings, with such income amounting to 0.76% and 0.85% of Citizens Community's and the Peer Group's average assets, respectively. The Peer Group's relatively higher earnings contribution realized from non-interest operating income is indicative of its more diversified operations, including loan servicing operations, than the Bank, which provide various fees and service charges. Taking non-interest operating income into account in comparing the Bank's and the Peer Group's earnings, Citizens Community's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 83.4% was less favorable than the Peer Group's efficiency ratio of 77.4%. The efficiency ratios indicate that the Bank's higher expense ratio more than offset the Peer Group's lower level of net interest income.

Both the Peer Group and the Bank reported a minor level of intangibles expense, measured at 0.10% of average assets for the Bank and 0.04% of average assets for the Peer Group.

Loan loss provisions had a larger impact on the Bank's earnings, as loss provisions of 0.14% of average assets were established by the Bank during the 12 month period. Comparatively, loss provisions established by the Peer Group equaled 0.09% of average assets. The higher level of loss provisions established by the Bank was consistent with its greater degree of diversification into higher risk types of lending, in particular consumer lending (see Table 3.4).

Net gains realized from the sale of assets were a minor factor in both the Bank's and the Peer Group's earnings, with such gains amounting to 0.00% and 0.01% of average assets for Citizens Community and the Peer Group, respectively. Given the generally non-recurring nature of gains and losses resulting from the sale of loans, investments and other assets, the net gains reflected in the Bank's and the Peer Group's earnings will be discounted in evaluating the relative strengths and weaknesses of their respective earnings. Extraordinary items were not a factor in either the Bank's or the Peer Group's earnings.

Taxes were a larger factor in the Bank's earnings, based on implied effective tax rates of 39.19% and 32.30%, respectively.

Loan Composition

Table 3.4 presents data related to the Bank's and the Peer Group's loan portfolio compositions and investment in mortgage-backed securities. The Bank's loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans than maintained by the Peer Group (60.0% versus 36.5% for the Peer Group). The Bank's higher ratio was primarily attributable to maintaining a higher concentration of 1-4 family loans, as Citizens Community maintained a minimal investment in mortgage-backed securities compared to the Peer Group's investment of 7.0% of assets. Given the Bank's historical philosophy of retaining all loan originations for investment, loans serviced for others necessarily represented a more significant off-balance sheet item for the Peer Group. However, the Peer Group's average balance of loans serviced for others of $109.4 million implies that the Peer Group companies have also emphasized originating loans for investment. The Peer Group's balance of loans serviced for others translated into a modest balance of servicing intangibles, as servicing assets equaled 0.24% of the Peer Group's assets.

Diversification into higher risk types of lending was similar for both the Bank and the Peer Group, on average. Commercial real estate/multi-family loans represented the most significant area of diversification for the Peer Group (18.6% of assets), followed by commercial business loans (5.0% of assets). The Bank's lending diversification consisted primarily of consumer loans, with that portfolio equaling 31.5% of assets. The relatively similar loan portfolio diversification translated into similar risk-weighted assets-to-assets ratios (64.2% for the Bank versus 66.3% for the Peer Group).

Credit Risk

The Bank's credit risk exposure appears to be similar to the Peer Group's, on average, based on the ratios of non-performing assets and reserves as a percent of non-performing assets. As shown in Table 3.5, the Bank's ratio of non-performing assets and accruing loans that are more than 90 days past due equaled 0.43% of assets, which was lower than the comparable Peer Group ratio of 1.15%. The Bank maintained a significantly lower non-performing loans/loans ratio than the Peer Group (0.45% versus 0.98% for the Peer Group). Alternatively, the Bank maintained a similar level of loss reserves as a percent of non-performing assets and accruing

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of March 31, 2006

Institution	Portfolio Composition as a Percent Assets: MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
Citizens Comm of Eau Claire WI	0.34	60.02	0.00	0.11	0.00	31.50	64.15	0	0
All Public Companies									
Averages	11.54	36.23	6.41	17.82	3.05	3.89	61.99	1,067,145	12,100
Medians	9.54	34.57	4.03	15.41	0.92	2.64	62.36	44,940	154
State of WI									
Averages	14.19	37.23	6.61	25.63	3.16	2.01	65.74	1,189,329	3,756
Medians	6.02	39.56	6.89	30.88	2.88	1.62	71.26	657,290	4,771
Comparable Group Average									
Averages	6.98	36.46	4.20	18.56	5.00	4.68	66.33	109,353	729
Medians	2.38	34.65	3.45	17.17	2.23	3.04	65.58	86,579	725
Comparable Group									
ASBI Ameriana Bancorp of IN	10.31	22.09	9.57	15.49	0.93	0.42	61.00	161,463	1,091
FFDF FFD Financial Corp of Dover OH	0.41	37.42	3.25	31.95	3.54	10.21	77.20	74,766	698
FBTC First BancTrust Corp of IL	19.56	18.91	0.88	19.94	9.60	2.87	61.05	82,610	457
FBEI First Bancorp of Indiana of IN	14.76	28.96	1.63	5.29	23.94	2.32	72.70	84,504	381
FFNM First Fed of N. Michigan of MI	2.18	41.56	4.03	13.72	1.70	9.51	65.77	139,132	751
FFBI First Federal Bancshares of IL	19.28	31.88	0.86	13.82	2.59	2.15	47.12	56,142	0
FFHS First Franklin Corp. of OH	2.58	57.10	0.83	18.85	1.30	2.47	65.38	64,341	387
LSBI LSB Fin. Corp. of Lafayette IN	0.21	42.01	8.22	33.33	0.76	5.43	77.74	157,551	1,323
MCBF Monarch Community Bncrp of MI	0.47	54.67	3.65	11.24	3.82	3.22	64.42	184,370	1,358
RIVR River Valley Bancorp of IN	0.03	30.05	9.07	22.01	1.86	8.26	70.96	88,654	839
State of WI									
ABCW Anchor BanCorp Wisconsin of WI	6.02	25.78	9.49	36.94	6.60	4.42	77.19	2,910,696	6,448
BKMU Bank Mutual Corp of WI	30.68	39.56	3.44	9.06	2.88	1.61	48.77	657,290	4,771
WAUW Wauwatosa Hlds MHC of WI(31.7)	5.88	46.35	6.89	30.88	0.01	0.00	71.26	0	48

(1) Financial information is for the quarter ending December 31, 2005.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of March 31, 2006 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Citizens Comm of Eau Claire WI	0.02	0.43	0.45	0.34	76.01	72.66	207	0.09
All Public Companies								
Averages	0.06	0.48	0.54	0.91	296.36	210.67	252	0.08
Medians	0.01	0.30	0.33	0.85	220.73	151.90	55	0.03
State of WI								
Averages	0.04	0.60	0.69	0.48	126.99	100.50	440	0.06
Medians	0.04	0.41	0.41	0.43	115.09	87.97	139	0.04
Comparable Group Average								
Averages	0.25	1.15	0.98	0.88	136.84	78.21	123	0.12
Medians	0.08	1.03	0.94	0.76	90.86	68.86	58	0.10
Comparable Group								
ASBI Ameriana Bancorp of IN	0.33	0.92	1.18	1.33	90.86	68.86	39	0.00
FFDF FFD Financial Corp of Dover OH	0.00	NA	NA	0.52	NA	NA	61	0.18
FBTC First BancTrust Corp of IL	0.07	0.65	0.94	1.61	180.31	149.55	34	0.08
FBEI First Bancorp of Indiana of IN	0.00	0.16	0.26	0.48	192.00	177.63	27	0.06
FFNM First Fed of N. Michigan of MI	0.18	1.57	0.67	0.69	85.74	31.88	55	0.11
FFBI First Federal Bancshares of IL	0.00	0.40	0.02	0.52	NA	70.98	70	0.15
FFHS First Franklin Corp. of OH	0.09	1.47	1.46	0.53	33.37	29.26	536	0.00
LSBI LSB Fin. Corp. of Lafayette IN	0.98	2.83	2.53	0.83	40.32	27.00	276	0.33
MCBF Monarch Community Bncrp of MI	0.88	1.31	0.38	1.26	335.29	79.93	102	0.19
RIVR River Valley Bancorp of IN	0.00	1.03	1.34	1.01	NA	68.84	31	0.05
State of WI								
ABCW Anchor BanCorp Wisconsin of WI	0.05	0.41	0.41	0.43	115.09	87.97	1,132	0.13
BKMU Bank Mutual Corp of WI	0.02	0.19	0.27	0.60	215.93	184.81	50	0.01
WAUW Wauwatosa Hlds MHC of WI(31.7)	0.04	1.21	1.38	0.40	49.95	28.72	139	0.04

(1) Financial information is for the quarter ending December 31, 2005.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

loans that are more than 90 days past due (72.66% versus 78.21% for the Peer Group), and a lower level of reserves as a percent of non-performing loans (76.01% versus 136.48% for the Peer Group). The Bank's credit risk exposure was also considered to be similar to the Peer Group with respect to the impact of net charge-offs recorded for the 12 month period, as net loan charge-offs equaled 0.09% and 0.12% of net loans receivable for the Bank and the Peer Group, respectively.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group companies. In terms of balance sheet composition, Citizens Community's interest rate risk characteristics were considered to be comparable to the Peer Group's, as implied by the Bank's slightly lower equity-to-assets and higher IEA/IBL ratios, and a lower level of non-interest earning assets. On a pro forma basis, the infusion of stock proceeds should serve to improve the Bank's position in comparison to the Peer Group's balance sheet interest rate risk characteristics, particularly with respect to the increases that will be realized in Bank's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Citizens Community and the Peer Group. In general, the recent relative fluctuations in the Bank's net interest income to average assets ratios were considered to be more than the Peer Group, and thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, Citizens Community was viewed as maintaining a higher degree of interest rate risk exposure in the net interest margin. The stability of the Bank's net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level interest rate sensitive liabilities funding Citizens Community' assets.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Citizens Community. Such general characteristics as asset size, capital position, interest-earning asset composition, funding

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of March 31, 2006 or Most Recent Date Available

Institution	Balance Sheet Measures: Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	Quarterly Change in Net Interest Income (change in net interest income is annualized in basis points): 03/31/06	12/31/05	09/30/05	06/30/05	03/31/05	12/31/04
Citizens Comm of Eau Claire WI	8.7	108.3	5.2	-22	-60	9	-23	-12	-21
All Public Companies	9.9	108.3	5.3	-2	-0	-4	-3	-2	4
State of WI	11.9	111.6	4.2	-8	-0	-5	-13	-23	15
Comparable Group Average	8.9	105.5	5.9	-6	-5	-5	3	-3	6
Comparable Group									
ASBI Ameriana Bancorp of IN	7.8	101.0	9.3	-10	-20	2	5	-13	-8
FFDF FFD Financial Corp of Dover OH	11.6	112.4	1.8	19	15	6	1	27	15
FBTC First BancTrust Corp of IL	9.1	103.5	7.2	-26	6	-15	10	-31	41
FBEI First Bancorp of Indiana of IN	9.3	104.5	7.5	-11	-4	-47	8	-1	1
FFNM First Fed of N. Michigan of MI	11.3	109.5	5.7	-12	-10	13	18	8	NA
FFBI First Federal Bancshares of IL	5.6	104.4	2.6	-3	-16	-7	-11	-11	-5
FFHS First Franklin Corp. of OH	8.2	105.0	4.4	-12	-2	3	1	9	-2
LSBI LSB Fin. Corp. of Lafayette IN	9.0	105.1	4.8	13	-2	2	3	4	5
MCBF Monarch Community Bncrp of MI	10.4	107.4	9.5	-5	-4	1	-8	9	-2
RIVR River Valley Bancorp of IN	7.2	102.5	5.6	-15	-7	-11	4	-28	4
State of WI									
ABCW Anchor BanCorp Wisconsin of WI	7.0	105.6	3.8	-8	1	10	NA	NA	20
BKMU Bank Mutual Corp of WI	13.7	113.9	4.9	-11	-8	-13	-13	-23	10
WAUW Wauwatosa Hlds MHC of WI(31.7)	15.0	115.2	3.9	-5	6	-13	NA	NA	NA

NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Blue Earth, Minnesota [27013]

Item	2001	2002	2003
Employment by place of work			
Total employment	45,186	46,362	46,603
By type			
Wage and salary employment	36,193	37,084	37,077
Proprietors employment	8,993	9,278	9,526
Farm proprietors employment	1,150	1,167	1,154
Nonfarm proprietors employment 2/	7,843	8,111	8,372
By industry			
Farm employment	1,417	1,426	1,400
Nonfarm employment	43,769	44,936	45,203
Private employment	38,365	39,493	39,745
Forestry, fishing, related activities, and other 3/	(D)	(D)	(D)
Mining	(D)	(D)	(D)
Utilities	198	201	195
Construction	2,708	2,820	2,848
Manufacturing	3,912	3,760	3,704
Wholesale trade	1,844	1,706	1,667
Retail Trade	6,750	6,969	7,075
Transportation and warehousing	1,108	1,117	1,088
Information	1,354	1,383	1,369
Finance and insurance	1,701	1,787	1,817
Real estate and rental and leasing	1,049	1,081	1,112
Professional and technical services	1,757	1,664	1,606
Management of companies and enterprises	219	204	229
Administrative and waste services	1,779	1,939	1,964
Educational services	945	961	1,002
Health care and social assistance	5,716	6,405	6,742
Arts, entertainment, and recreation	798	833	798
Accommodation and food services	3,292	3,293	3,123
Other services, except public administration	2,934	3,042	3,086
Government and government enterprises	5,404	5,443	5,458
Federal, civilian	388	373	365
Military	221	224	228
State and local	4,795	4,846	4,865
State government	2,388	2,395	2,395
Local government	2,407	2,451	2,470

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Buffalo, Wisconsin [55011]

Item	2001	2002	2003
Employment by place of work			
Total employment	9,755	9,777	10,008
By type			
Wage and salary employment	5,665	5,579	5,724
Proprietors employment	4,090	4,198	4,284
Farm proprietors employment	1,242	1,263	1,254
Nonfarm proprietors employment 2/	2,848	2,935	3,030
By industry			
Farm employment	1,554	1,557	1,542
Nonfarm employment	8,201	8,220	8,466
Private employment	7,197	7,226	7,484
Forestry, fishing, related activities, and other 3/	212	226	223
Mining	10	(L)	(L)
Utilities	(D)	(D)	(D)
Construction	604	591	606
Manufacturing	392	354	373
Wholesale trade	302	293	276
Retail Trade	696	703	704
Transportation and warehousing	(D)	(D)	(D)
Information	61	58	55
Finance and insurance	293	301	301
Real estate and rental and leasing	202	207	213
Professional and technical services	229	226	233
Management of companies and enterprises	0	0	0
Administrative and waste services	178	185	192
Educational services	58	61	65
Health care and social assistance	784	763	777
Arts, entertainment, and recreation	125	141	141
Accommodation and food services	498	514	504
Other services, except public administration	483	512	536
Government and government enterprises	1,004	994	982
Federal, civilian	167	164	165
Military	48	47	46
State and local	789	783	771
State government	44	44	44
Local government	745	739	727

See footnotes at end of table.
Table CA25N

April 2005

REGIONAL ECONOMIC INFORMATION SYSTE
BUREAU OF ECONOMIC ANALYSI

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Chippewa, Wisconsin [55017]

Item	2001	2002	2003
Employment by place of work			
Total employment	31,253	30,603	30,684
By type			
Wage and salary employment	23,717	22,853	22,743
Proprietors employment	7,536	7,750	7,941
Farm proprietors employment	1,754	1,781	1,770
Nonfarm proprietors employment 2/	5,782	5,969	6,171
By industry			
Farm employment	2,268	2,267	2,246
Nonfarm employment	28,985	28,336	28,438
Private employment	25,223	24,586	24,719
Forestry, fishing, related activities, and other 3/	348	353	373
Mining	10	(L)	(L)
Utilities	(D)	(D)	(D)
Construction	2,091	2,033	2,082
Manufacturing	6,896	6,226	5,985
Wholesale trade	(D)	(D)	(D)
Retail Trade	3,741	3,647	3,738
Transportation and warehousing	1,198	1,243	1,283
Information	385	389	393
Finance and insurance	681	708	720
Real estate and rental and leasing	512	524	540
Professional and technical services	833	758	791
Management of companies and enterprises	35	68	68
Administrative and waste services	524	542	609
Educational services	241	247	260
Health care and social assistance	3,048	3,038	3,079
Arts, entertainment, and recreation	502	515	447
Accommodation and food services	1,862	1,878	1,917
Other services, except public administration	1,591	1,695	1,766
Government and government enterprises	3,762	3,750	3,719
Federal, civilian	215	216	207
Military	195	192	190
State and local	3,352	3,342	3,322
State government	(D)	634	631
Local government	(D)	2,708	2,691

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Barron, Wisconsin [55005]

Item	2001	2002	2003
Employment by place of work			
Total employment	29,886	30,263	30,259
By type			
Wage and salary employment	22,701	22,875	22,683
Proprietors employment	7,185	7,388	7,576
Farm proprietors employment	1,592	1,618	1,608
Nonfarm proprietors employment 2/	5,593	5,770	5,968
By industry			
Farm employment	2,051	2,052	2,033
Nonfarm employment	27,835	28,211	28,226
Private employment	23,192	23,536	23,523
Forestry, fishing, related activities, and other 3/	(D)	(D)	(D)
Mining	(D)	(D)	(D)
Utilities	(D)	(D)	(D)
Construction	1,727	1,662	1,675
Manufacturing	6,829	6,724	6,480
Wholesale trade	611	623	659
Retail Trade	3,926	3,968	3,903
Transportation and warehousing	(D)	(D)	(D)
Information	283	280	277
Finance and insurance	626	697	750
Real estate and rental and leasing	567	593	619
Professional and technical services	641	683	695
Management of companies and enterprises	40	52	65
Administrative and waste services	662	693	709
Educational services	117	120	131
Health care and social assistance	2,358	2,398	2,461
Arts, entertainment, and recreation	458	482	521
Accommodation and food services	1,773	1,841	1,763
Other services, except public administration	1,441	1,543	1,579
Government and government enterprises	4,643	4,675	4,703
Federal, civilian	155	151	140
Military	158	155	153
State and local	4,330	4,369	4,410
State government	213	212	216
Local government	4,117	4,157	4,194

See footnotes at end of table.
Table CA25N

April 2005

REGIONAL ECONOMIC INFORMATION SYSTE
BUREAU OF ECONOMIC ANALYSI

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Washington, Minnesota [27163]

Item	2001	2002	2003
Employment by place of work			
Total employment	88,983	89,376	91,507
By type			
Wage and salary employment	74,315	74,258	75,936
Proprietors employment	14,668	15,118	15,571
Farm proprietors employment	701	711	703
Nonfarm proprietors employment 2/	13,967	14,407	14,868
By industry			
Farm employment	912	915	897
Nonfarm employment	88,071	88,461	90,610
Private employment	78,054	78,351	80,575
Forestry, fishing, related activities, and other 3/	302	319	338
Mining	139	129	120
Utilities	(D)	(D)	(D)
Construction	5,383	5,330	5,483
Manufacturing	11,986	11,480	11,832
Wholesale trade	2,042	2,159	2,202
Retail Trade	13,614	13,399	13,566
Transportation and warehousing	(D)	(D)	(D)
Information	941	928	906
Finance and insurance	5,648	5,878	6,185
Real estate and rental and leasing	2,661	2,738	2,878
Professional and technical services	3,951	4,110	4,409
Management of companies and enterprises	1,558	1,328	947
Administrative and waste services	3,326	3,438	3,688
Educational services	1,178	1,268	1,401
Health care and social assistance	7,390	7,888	8,260
Arts, entertainment, and recreation	2,932	3,147	3,274
Accommodation and food services	7,625	7,543	7,662
Other services, except public administration	5,630	5,728	5,835
Government and government enterprises	10,017	10,110	10,035
Federal, civilian	248	245	243
Military	799	816	828
State and local	8,970	9,049	8,964
State government	1,355	1,241	1,268
Local government	7,615	7,808	7,696

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Jackson, Wisconsin [55053]

Item	2001	2002	2003
Employment by place of work			
Total employment	12,644	12,646	12,895
By type			
Wage and salary employment	9,764	9,683	9,864
Proprietors employment	2,880	2,963	3,031
Farm proprietors employment	916	931	925
Nonfarm proprietors employment 2/	1,964	2,032	2,106
By industry			
Farm employment	1,332	1,324	1,309
Nonfarm employment	11,312	11,322	11,586
Private employment	7,460	7,622	7,844
Forestry, fishing, related activities, and other 3/	(D)	(D)	(D)
Mining	(D)	(D)	(D)
Utilities	(D)	(D)	(D)
Construction	1,066	1,112	1,129
Manufacturing	833	860	937
Wholesale trade	(D)	(D)	(D)
Retail Trade	1,169	1,161	1,159
Transportation and warehousing	887	915	943
Information	79	73	81
Finance and insurance	342	345	347
Real estate and rental and leasing	167	174	176
Professional and technical services	265	237	239
Management of companies and enterprises	(D)	(D)	(D)
Administrative and waste services	(D)	(D)	(D)
Educational services	27	31	(D)
Health care and social assistance	672	689	(D)
Arts, entertainment, and recreation	82	64	61
Accommodation and food services	804	843	849
Other services, except public administration	457	501	510
Government and government enterprises	3,852	3,700	3,742
Federal, civilian	57	56	58
Military	67	66	65
State and local	3,728	3,578	3,619
State government	(D)	(D)	(D)
Local government	(D)	(D)	(D)

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Sauk, Wisconsin [55111]

Item	2001	2002	2003
Employment by place of work			
Total employment	43,865	44,175	44,076
By type			
Wage and salary employment	37,705	37,850	37,617
Proprietors employment	6,160	6,325	6,459
Farm proprietors employment	1,709	1,737	1,725
Nonfarm proprietors employment 2/	4,451	4,588	4,734
By industry			
Farm employment	2,219	2,219	2,197
Nonfarm employment	41,646	41,956	41,879
Private employment	36,915	37,162	37,091
Forestry, fishing, related activities, and other 3/	(D)	(D)	(D)
Mining	(D)	(D)	(D)
Utilities	(D)	(D)	(D)
Construction	2,575	2,564	2,633
Manufacturing	6,951	6,728	6,757
Wholesale trade	1,631	1,593	1,282
Retail Trade	6,080	6,331	6,513
Transportation and warehousing	(D)	(D)	(D)
Information	623	614	233
Finance and insurance	1,229	1,201	1,251
Real estate and rental and leasing	855	965	989
Professional and technical services	(D)	1,247	1,287
Management of companies and enterprises	(D)	335	346
Administrative and waste services	(D)	1,347	1,323
Educational services	189	198	206
Health care and social assistance	3,509	3,523	3,628
Arts, entertainment, and recreation	1,620	1,620	1,601
Accommodation and food services	5,496	5,661	6,207
Other services, except public administration	1,491	1,534	1,577
Government and government enterprises	4,731	4,794	4,788
Federal, civilian	150	151	144
Military	194	191	190
State and local	4,387	4,452	4,454
State government	289	284	298
Local government	4,098	4,168	4,156

See footnotes at end of table.
Table CA25N

Footnotes for Table CA25 (NAICS)
Full-time and Part-time Employment by Industry

1/ The estimates of employment for 2001-2003 are based on the 2002 North American Industry Classification System (NAICS).

2/ Excludes limited partners.

3/ "Other" consists of the number of jobs held by U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

4/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than 10 jobs, but the estimates for this item are included in the totals.

(N) Data not available for this year.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Wisconsin state total [55000]

Item	2001	2002	2003
Income by place of residence ($000)			
Personal income	158,888,404	162,866,342	167,978,994
Population (persons) 2/	5,405,905	5,440,367	5,474,290
Per capita personal income (dollars)	29,392	29,937	30,685
Derivation of personal income ($000)			
Earnings by place of work	118,830,012	123,101,012	128,775,416
less: Contributions for government social insurance 3/	13,522,361	13,976,595	14,466,729
Employee & self-employed contrib. for govt. soc. ins.	6,919,556	7,194,445	7,434,705
Employer contributions for govt. social insurance	6,602,805	6,782,150	7,032,024
plus: Adjustment for residence 4/	2,868,407	2,957,283	3,028,265
equals: Net earnings by place of residence	108,176,058	112,081,700	117,336,952
plus: Dividends, interest, and rent 5/	29,303,232	27,800,686	27,202,635
plus: Personal current transfer receipts	21,409,114	22,983,956	23,439,407
Earnings by place of work ($000)			
Components of earnings			
Wage and salary disbursements	89,670,760	91,547,779	94,256,980
Supplements to wages and salaries	18,863,613	20,850,071	22,724,478
Employer contrib. for employee pension & insur. funds	12,260,808	14,067,921	15,692,454
Employer contributions for govt. social insurance	6,602,805	6,782,150	7,032,024
Proprietors' income 6/	10,295,639	10,703,162	11,793,958
Farm proprietors' income	213,156	113,428	485,933
Nonfarm proprietors' income	10,082,483	10,589,734	11,308,025
Earnings by industry			
Farm earnings	922,790	804,922	1,118,815
Nonfarm earnings	117,907,222	122,296,090	127,656,601
Private earnings	100,736,539	104,372,268	108,776,090
Forestry, fishing, related activities, and other 7/	409,138	424,663	429,821
Forestry and logging	168,716	180,067	180,813
Fishing, hunting, and trapping	8,525	8,639	8,266
Agriculture and forestry support activities	231,897	235,957	240,742
Other 8/	0	0	0
Mining	211,558	213,425	221,532
Oil and gas extraction	(D)	(D)	(D)
Mining (except oil and gas)	182,139	189,223	195,862
Support activities for mining	(D)	(D)	(D)
Utilities	975,829	1,000,292	1,033,980
Construction	7,518,178	7,646,805	7,984,488
Construction of buildings	2,160,067	2,227,351	2,350,272
Heavy and civil engineering construction	942,210	944,915	979,424
Specialty trade contractors	4,415,901	4,474,539	4,654,792
Manufacturing	28,312,444	28,705,145	29,566,512
Durable goods manufacturing	18,032,342	18,009,363	18,913,818
Wood product manufacturing	967,819	966,269	999,619
Nonmetallic mineral product manufacturing	521,256	538,702	557,367
Primary metal manufacturing	1,076,055	1,096,393	1,098,003
Fabricated metal product manufacturing	3,514,646	3,485,926	3,570,906
Machinery manufacturing	4,679,612	4,430,897	4,521,357
Computer and electronic product manufacturing	1,547,583	1,507,707	1,576,925
Electrical equipment and appliance manufacturing	1,564,952	1,504,252	1,547,572
Motor vehicle manufacturing	1,797,169	(D)	(D)
Transportation equipment mfg. excl. motor vehicles	806,131	(D)	(D)
Furniture and related product manufacturing	702,957	725,409	739,836
Miscellaneous manufacturing	854,162	922,210	930,639
Nondurable goods manufacturing	10,280,102	10,695,782	10,652,694
Food manufacturing	2,718,838	2,821,646	2,800,091
Beverage and tobacco product manufacturing	153,006	186,262	185,963
Textile mills	59,516	66,114	80,936
Textile product mills	93,119	93,495	86,292
Apparel manufacturing	101,332	102,226	101,450
Leather and allied product manufacturing	113,589	87,851	88,888
Paper manufacturing	2,744,872	2,891,495	2,770,168
Printing and related support activities	1,730,567	1,666,388	1,677,569
Petroleum and coal products manufacturing	34,329	37,875	50,826
Chemical manufacturing	1,058,171	1,231,873	1,300,449
Plastics and rubber products manufacturing	1,472,763	1,510,557	1,510,062
Wholesale trade	6,093,800	6,338,965	6,491,707
Retail Trade	8,215,411	8,588,966	8,726,834

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Wisconsin state total [55000]

Item	2001	2002	2003
Motor vehicle and parts dealers	1,633,104	1,693,519	1,729,045
Furniture and home furnishings stores	322,618	335,977	346,091
Electronics and appliance stores	280,146	294,209	295,980
Building material and garden supply stores	840,590	816,295	851,461
Food and beverage stores	1,181,180	1,249,100	1,219,356
Health and personal care stores	488,040	507,119	531,486
Gasoline stations	499,325	506,901	524,141
Clothing and clothing accessories stores	336,052	346,092	356,955
Sporting goods, hobby, book and music stores	249,188	254,016	266,083
General merchandise stores	1,050,722	1,141,578	1,237,003
Miscellaneous store retailers	490,921	478,972	477,604
Nonstore retailers	843,525	965,188	891,629
Transportation and warehousing	4,382,422	4,418,168	4,577,516
Air transportation	246,800	242,850	231,031
Rail transportation	278,396	276,727	273,056
Water transportation	(D)	(D)	(D)
Truck transportation	2,439,385	2,450,580	2,529,490
Transit and ground passenger transportation	341,747	341,966	356,006
Pipeline transportation	34,272	20,464	24,008
Scenic and sightseeing transportation	11,736	(D)	12,008
Support activities for transportation	294,087	286,558	298,520
Couriers and messengers	(D)	(D)	(D)
Warehousing and storage	397,112	441,545	478,301
Information	2,779,149	2,822,705	2,887,224
Publishing industries, except Internet	782,914	779,089	788,470
Motion picture and sound recording industries	103,835	103,419	103,914
Broadcasting, except Internet	492,546	571,140	640,736
Internet publishing and broadcasts	10,391	11,026	11,999
Telecommunications	843,490	826,151	808,455
ISPs, search portals, and data processing	542,177	527,579	529,010
Other information services	3,796	4,301	4,640
Finance and insurance	7,418,971	7,863,806	8,430,176
Monetary authorities - central bank	(D)	(D)	(D)
Credit intermediation and related activities	2,051,196	2,293,029	2,558,503
Securities, commodity contracts, investments	1,818,935	1,807,471	1,813,712
Insurance carriers and related activities	3,415,875	3,651,496	3,945,803
Funds, trusts, and other financial vehicles	(D)	(D)	(D)
Real estate and rental and leasing	1,555,377	1,605,842	1,792,428
Real estate	1,196,895	1,244,961	1,406,902
Rental and leasing services	293,164	290,251	303,472
Lessors of nonfinancial intangible assets	65,318	70,630	82,054
Professional and technical services	6,759,780	6,870,438	7,063,437
Management of companies and enterprises	2,710,583	2,832,851	3,208,400
Administrative and waste services	3,070,399	3,189,515	3,217,262
Administrative and support services	2,848,484	2,965,362	2,985,918
Waste management and remediation services	221,915	224,153	231,344
Educational services	1,231,448	1,328,943	1,420,978
Health care and social assistance	12,155,505	13,223,830	14,110,583
Amubulatory health care services	5,952,936	6,507,700	6,918,303
Hospitals	3,456,044	3,822,800	4,155,404
Nursing and residential care facilities	1,601,381	1,673,830	1,755,042
Social assistance	1,145,144	1,219,500	1,281,834
Arts, entertainment, and recreation	943,693	993,707	1,032,305
Performing arts and spectator sports	419,600	437,930	451,588
Museums, historical sites, zoos, and parks	50,079	57,947	58,704
Amusement, gambling, and recreation	474,014	497,830	522,013
Accommodation and food services	2,660,026	2,771,261	2,915,987
Accommodation	567,483	572,761	599,517
Food services and drinking places	2,092,543	2,198,500	2,316,470
Other services, except public administration	3,332,828	3,532,941	3,664,920
Repair and maintenance	1,013,438	1,033,353	1,038,697
Personal and laundry services	734,153	750,378	777,480
Membership associations and organizations	1,377,450	1,540,749	1,623,811
Private households	207,787	208,461	224,932
Government and government enterprises	17,170,683	17,923,822	18,880,511
Federal, civilian	1,925,891	1,984,155	2,024,026
Military	374,335	460,601	653,814

See footnotes at end of table.

(thousands of dollars)

Wisconsin state total [55000]

Item	2001	2002	2003
State and local	14,870,457	15,479,066	16,202,671
State government	4,005,576	4,182,934	4,452,914
Local government	10,864,881	11,296,132	11,749,757

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Eau Claire, Wisconsin [55035]

Item	2001	2002	2003
Income by place of residence ($000)			
Personal income	2,477,017	2,527,924	2,585,921
Population (persons) 2/	93,645	94,104	94,139
Per capita personal income (dollars)	26,451	26,863	27,469
Derivation of personal income ($000)			
Earnings by place of work	2,014,760	2,122,002	2,202,367
less: Contributions for government social insurance 3/	229,191	241,552	248,827
Employee & self-employed contrib. for govt. soc. ins.	118,331	125,136	128,750
Employer contributions for govt. social insurance	110,860	116,416	120,077
plus: Adjustment for residence 4/	-161,713	-189,800	-199,981
equals: Net earnings by place of residence	1,623,856	1,690,650	1,753,559
plus: Dividends, interest, and rent 5/	503,328	463,044	451,259
plus: Personal current transfer receipts	349,833	374,230	381,103
Earnings by place of work ($000)			
Components of earnings			
Wage and salary disbursements	1,531,530	1,600,109	1,640,502
Supplements to wages and salaries	307,933	344,327	368,006
Employer contrib. for employee pension & insur. funds	197,073	227,911	247,929
Employer contributions for govt. social insurance	110,860	116,416	120,077
Proprietors' income 6/	175,297	177,566	193,859
Farm proprietors' income	3,330	1,837	5,055
Nonfarm proprietors' income	171,967	175,729	188,804
Earnings by industry			
Farm earnings	11,266	9,592	12,094
Nonfarm earnings	2,003,494	2,112,410	2,190,273
Private earnings	1,668,812	1,764,873	1,830,384
Forestry, fishing, related activities, and other 7/	(D)	6,136	6,217
Forestry and logging	3,760	(D)	(D)
Fishing, hunting, and trapping	235	236	238
Agriculture and forestry support activities	(D)	(D)	(D)
Other 8/	0	0	0
Mining	127	109	119
Oil and gas extraction	127	109	119
Mining (except oil and gas)	0	0	0
Support activities for mining	0	0	0
Utilities	(D)	(D)	(D)
Construction	124,753	117,671	129,521
Construction of buildings	32,035	29,091	30,902
Heavy and civil engineering construction	5,280	2,963	4,651
Specialty trade contractors	87,438	85,617	93,968
Manufacturing	199,323	230,175	240,899
Durable goods manufacturing	113,849	137,179	148,203
Wood product manufacturing	(D)	(D)	(D)
Nonmetallic mineral product manufacturing	9,814	9,940	10,887
Primary metal manufacturing	(D)	(D)	(D)
Fabricated metal product manufacturing	15,398	38,631	44,204
Machinery manufacturing	12,819	10,822	9,366
Computer and electronic product manufacturing	(D)	(D)	(D)
Electrical equipment and appliance manufacturing	6,236	8,140	8,697
Motor vehicle manufacturing	(D)	6,434	(D)
Transportation equipment mfg. excl. motor vehicles	370	386	393
Furniture and related product manufacturing	7,000	7,764	5,771
Miscellaneous manufacturing	9,490	9,228	9,068
Nondurable goods manufacturing	85,474	92,996	92,696
Food manufacturing	31,295	36,712	37,814
Beverage and tobacco product manufacturing	(D)	(D)	(D)
Textile mills	0	0	0
Textile product mills	(D)	72	(D)
Apparel manufacturing	(D)	(L)	(L)
Leather and allied product manufacturing	(D)	(L)	(L)
Paper manufacturing	(D)	(D)	(D)
Printing and related support activities	4,640	7,355	8,072
Petroleum and coal products manufacturing	(D)	(D)	(D)
Chemical manufacturing	(D)	4,107	4,608
Plastics and rubber products manufacturing	25,200	25,147	22,416
Wholesale trade	95,972	(D)	(D)
Retail Trade	205,431	176,335	180,646

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Eau Claire, Wisconsin [55035]

Item	2001	2002	2003
Motor vehicle and parts dealers	24,185	25,024	23,859
Furniture and home furnishings stores	6,973	7,356	7,649
Electronics and appliance stores	6,293	6,199	5,691
Building material and garden supply stores	52,105	17,994	20,754
Food and beverage stores	26,494	27,789	27,936
Health and personal care stores	9,565	9,937	10,410
Gasoline stations	13,020	12,396	12,719
Clothing and clothing accessories stores	7,329	7,704	8,188
Sporting goods, hobby, book and music stores	8,928	9,855	10,241
General merchandise stores	35,327	37,103	38,738
Miscellaneous store retailers	11,279	11,881	11,702
Nonstore retailers	3,933	3,097	2,759
Transportation and warehousing	(D)	77,077	81,292
Air transportation	(D)	(D)	(D)
Rail transportation	5,563	5,259	5,179
Water transportation	0	0	0
Truck transportation	24,944	28,612	29,071
Transit and ground passenger transportation	3,933	3,916	3,826
Pipeline transportation	109	(L)	(L)
Scenic and sightseeing transportation	0	0	0
Support activities for transportation	(D)	735	731
Couriers and messengers	8,132	8,642	9,415
Warehousing and storage	1,607	(D)	(D)
Information	43,780	46,147	45,532
Publishing industries, except Internet	12,459	12,985	11,894
Motion picture and sound recording industries	(D)	1,588	1,839
Broadcasting, except Internet	11,124	14,072	15,410
Internet publishing and broadcasts	0	0	0
Telecommunications	18,175	16,828	15,367
ISPs, search portals, and data processing	(D)	662	1,005
Other information services	(L)	(L)	(L)
Finance and insurance	118,263	121,666	127,795
Monetary authorities - central bank	0	0	0
Credit intermediation and related activities	30,804	37,695	39,061
Securities, commodity contracts, investments	(D)	(D)	(D)
Insurance carriers and related activities	64,944	65,095	70,428
Funds, trusts, and other financial vehicles	(D)	(D)	(D)
Real estate and rental and leasing	24,745	27,221	30,164
Real estate	17,962	20,010	22,120
Rental and leasing services	(D)	(D)	(D)
Lessors of nonfinancial intangible assets	(D)	(D)	(D)
Professional and technical services	116,490	118,406	119,373
Management of companies and enterprises	139,040	161,485	144,517
Administrative and waste services	60,395	60,281	67,170
Administrative and support services	48,763	49,685	56,331
Waste management and remediation services	11,632	10,596	10,839
Educational services	29,066	28,256	30,402
Health care and social assistance	315,353	340,457	367,909
Ambulatory health care services	176,115	186,609	202,157
Hospitals	(D)	(D)	(D)
Nursing and residential care facilities	39,470	41,720	44,433
Social assistance	(D)	(D)	(D)
Arts, entertainment, and recreation	7,408	8,165	8,064
Performing arts and spectator sports	(D)	(D)	(D)
Museums, historical sites, zoos, and parks	(D)	(D)	(D)
Amusement, gambling, and recreation	5,337	5,963	5,765
Accommodation and food services	56,372	60,438	62,599
Accommodation	10,340	10,253	11,003
Food services and drinking places	46,032	50,185	51,596
Other services, except public administration	77,895	85,981	86,915
Repair and maintenance	33,126	36,047	35,507
Personal and laundry services	16,539	17,914	17,873
Membership associations and organizations	24,145	27,387	28,596
Private households	4,085	4,633	4,939
Government and government enterprises	334,682	347,537	359,889
Federal, civilian	26,821	27,456	27,987
Military	5,457	6,870	10,079

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Eau Claire, Wisconsin [55035]

Item	2001	2002	2003
State and local	302,404	313,211	321,823
State government	117,086	120,679	127,178
Local government	185,318	192,532	194,645

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Oakland, Michigan [26125]

Item	2001	2002	2003
Income by place of residence ($000)			
Personal income	57,026,820	56,927,933	59,265,844
Population (persons) 2/	1,202,441	1,203,287	1,208,313
Per capita personal income (dollars)	47,426	47,310	49,048
Derivation of personal income ($000)			
Earnings by place of work	50,185,618	50,620,740	52,588,457
less: Contributions for government social insurance 3/	5,486,779	5,540,552	5,648,447
Employee & self-employed contrib. for govt. soc. ins.	2,752,677	2,803,562	2,845,186
Employer contributions for govt. social insurance	2,734,102	2,736,990	2,803,261
plus: Adjustment for residence 4/	-2,129,461	-2,574,587	-2,098,217
equals: Net earnings by place of residence	42,569,378	42,505,601	44,841,793
plus: Dividends, interest, and rent 5/	10,055,106	9,847,218	9,674,902
plus: Personal current transfer receipts	4,402,336	4,575,114	4,749,149
Earnings by place of work ($000)			
Components of earnings			
Wage and salary disbursements	36,594,344	36,562,695	36,985,133
Supplements to wages and salaries	7,108,607	7,855,448	9,010,179
Employer contrib. for employee pension & insur. funds	4,374,505	5,118,458	6,206,918
Employer contributions for govt. social insurance	2,734,102	2,736,990	2,803,261
Proprietors' income 6/	6,482,667	6,202,597	6,593,145
Farm proprietors' income	-5,534	-3,682	-4,606
Nonfarm proprietors' income	6,488,201	6,206,279	6,597,751
Earnings by industry			
Farm earnings	11,848	13,290	14,374
Nonfarm earnings	50,173,770	50,607,450	52,574,083
Private earnings	47,334,118	47,597,213	49,508,383
Forestry, fishing, related activities, and other 7/	6,797	(D)	6,114
Forestry and logging	(D)	894	881
Fishing, hunting, and trapping	226	248	244
Agriculture and forestry support activities	(D)	(D)	4,989
Other 8/	0	0	0
Mining	48,612	(D)	40,522
Oil and gas extraction	(D)	(D)	19,485
Mining (except oil and gas)	20,474	18,887	19,150
Support activities for mining	(D)	(D)	1,887
Utilities	174,004	203,313	209,846
Construction	2,942,763	2,885,103	2,920,936
Construction of buildings	936,899	974,652	1,062,338
Heavy and civil engineering construction	250,112	231,005	226,745
Specialty trade contractors	1,755,752	1,679,446	1,631,853
Manufacturing	8,201,873	8,475,904	9,494,138
Durable goods manufacturing	6,943,669	7,273,190	8,225,234
Wood product manufacturing	59,316	51,654	48,304
Nonmetallic mineral product manufacturing	121,756	134,186	145,281
Primary metal manufacturing	110,644	105,346	106,817
Fabricated metal product manufacturing	755,633	761,023	730,589
Machinery manufacturing	1,218,583	1,156,196	1,171,133
Computer and electronic product manufacturing	323,602	289,925	273,170
Electrical equipment and appliance manufacturing	89,612	90,227	99,531
Motor vehicle manufacturing	(D)	(D)	(D)
Transportation equipment mfg. excl. motor vehicles	(D)	(D)	(D)
Furniture and related product manufacturing	41,317	37,192	36,342
Miscellaneous manufacturing	389,005	415,271	400,394
Nondurable goods manufacturing	1,258,204	1,202,714	1,268,904
Food manufacturing	50,587	63,456	65,040
Beverage and tobacco product manufacturing	30,851	31,016	31,197
Textile mills	5,455	5,779	7,089
Textile product mills	41,453	51,517	54,286
Apparel manufacturing	6,107	5,706	5,225
Leather and allied product manufacturing	(D)	(D)	(D)
Paper manufacturing	59,454	60,389	59,373
Printing and related support activities	162,099	150,763	148,834
Petroleum and coal products manufacturing	(D)	(D)	(D)
Chemical manufacturing	325,338	368,235	402,117
Plastics and rubber products manufacturing	337,630	323,922	353,689
Wholesale trade	3,766,744	3,677,369	3,813,557
Retail Trade	2,813,820	2,817,725	2,790,812

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Oakland, Michigan [26125]

Item	2001	2002	2003
Motor vehicle and parts dealers	619,003	636,963	615,264
Furniture and home furnishings stores	157,546	151,994	149,196
Electronics and appliance stores	279,353	237,925	196,280
Building material and garden supply stores	213,780	223,499	239,410
Food and beverage stores	310,691	321,173	335,727
Health and personal care stores	186,015	197,578	205,514
Gasoline stations	60,081	70,191	63,173
Clothing and clothing accessories stores	214,598	218,927	222,841
Sporting goods, hobby, book and music stores	115,800	108,278	109,489
General merchandise stores	392,558	380,768	377,453
Miscellaneous store retailers	167,384	166,532	169,791
Nonstore retailers	97,011	103,897	106,674
Transportation and warehousing	574,816	535,609	549,859
Air transportation	(D)	(D)	22,800
Rail transportation	44,972	(D)	(D)
Water transportation	892	1,266	2,086
Truck transportation	176,874	172,283	164,333
Transit and ground passenger transportation	13,051	17,477	20,211
Pipeline transportation	63,795	23,888	26,630
Scenic and sightseeing transportation	294	387	(D)
Support activities for transportation	97,499	92,224	93,215
Couriers and messengers	(D)	83,001	81,965
Warehousing and storage	76,629	78,810	93,102
Information	1,743,362	1,660,748	1,456,877
Publishing industries, except Internet	797,003	789,717	594,820
Motion picture and sound recording industries	122,129	119,623	116,175
Broadcasting, except Internet	170,450	179,863	194,370
Internet publishing and broadcasts	9,343	10,148	10,663
Telecommunications	513,369	445,398	431,436
ISPs, search portals, and data processing	127,937	112,656	106,065
Other information services	3,131	3,343	3,348
Finance and insurance	3,665,122	3,888,629	4,158,669
Monetary authorities - central bank	(D)	(D)	0
Credit intermediation and related activities	1,473,438	1,727,732	1,961,195
Securities, commodity contracts, investments	814,892	735,958	(D)
Insurance carriers and related activities	1,242,732	1,299,090	1,341,923
Funds, trusts, and other financial vehicles	(D)	(D)	(D)
Real estate and rental and leasing	2,535,242	2,199,552	2,403,107
Real estate	2,342,866	2,022,686	2,231,266
Rental and leasing services	170,163	151,542	143,636
Lessors of nonfinancial intangible assets	22,213	25,324	28,205
Professional and technical services	9,602,102	9,725,284	9,662,991
Management of companies and enterprises	1,845,917	1,742,887	1,867,511
Administrative and waste services	2,897,087	2,766,601	2,938,536
Administrative and support services	2,844,755	2,714,615	2,894,510
Waste management and remediation services	52,332	51,986	44,026
Educational services	251,812	273,914	291,832
Health care and social assistance	3,834,097	4,184,924	4,331,285
Amubulatory health care services	1,969,463	2,119,291	2,263,687
Hospitals	1,362,750	1,547,173	1,542,746
Nursing and residential care facilities	317,765	320,379	318,652
Social assistance	184,119	198,081	206,200
Arts, entertainment, and recreation	469,159	495,662	499,304
Performing arts and spectator sports	252,663	278,889	271,730
Museums, historical sites, zoos, and parks	2,275	2,403	2,793
Amusement, gambling, and recreation	214,221	214,370	224,781
Accommodation and food services	807,735	881,215	920,257
Accommodation	106,294	110,105	115,469
Food services and drinking places	701,441	771,110	804,788
Other services, except public administration	1,153,054	1,138,334	1,152,230
Repair and maintenance	332,167	336,052	341,283
Personal and laundry services	369,945	311,726	325,047
Membership associations and organizations	351,255	385,009	374,403
Private households	99,687	105,547	111,497
Government and government enterprises	2,839,652	3,010,237	3,065,700
Federal, civilian	337,669	348,536	338,407
Military	44,100	56,244	80,123

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Oakland, Michigan [26125]

Item	2001	2002	2003
State and local	2,457,883	2,605,457	2,647,170
State government	(D)	(D)	(D)
Local government	(D)	(D)	(D)

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Blue Earth, Minnesota [27013]

Item	2001	2002	2003
Income by place of residence ($000)			
Personal income	1,509,942	1,564,542	1,630,511
Population (persons) 2/	56,277	56,682	57,229
Per capita personal income (dollars)	26,831	27,602	28,491
Derivation of personal income ($000)			
Earnings by place of work	1,279,164	1,361,470	1,435,675
less: Contributions for government social insurance 3/	150,671	160,334	168,681
Employee & self-employed contrib. for govt. soc. ins.	78,760	83,824	87,138
Employer contributions for govt. social insurance	71,911	76,510	81,543
plus: Adjustment for residence 4/	-169,289	-187,559	-194,206
equals: Net earnings by place of residence	959,204	1,013,577	1,072,788
plus: Dividends, interest, and rent 5/	350,456	336,359	329,590
plus: Personal current transfer receipts	200,282	214,606	228,133
Earnings by place of work ($000)			
Components of earnings			
Wage and salary disbursements	961,747	1,015,344	1,055,736
Supplements to wages and salaries	189,840	213,672	234,100
Employer contrib. for employee pension & insur. funds	117,929	137,162	152,557
Employer contributions for govt. social insurance	71,911	76,510	81,543
Proprietors' income 6/	127,577	132,454	145,839
Farm proprietors' income	18,122	20,200	25,269
Nonfarm proprietors' income	109,455	112,254	120,570
Earnings by industry			
Farm earnings	28,260	30,274	34,544
Nonfarm earnings	1,250,904	1,331,196	1,401,131
Private earnings	1,029,701	1,095,257	1,156,825
Forestry, fishing, related activities, and other 7/	(D)	(D)	(D)
Forestry and logging	201	237	239
Fishing, hunting, and trapping	52	60	60
Agriculture and forestry support activities	(D)	(D)	(D)
Other 8/	0	0	0
Mining	(D)	(D)	(D)
Oil and gas extraction	0	0	0
Mining (except oil and gas)	(D)	(D)	(D)
Support activities for mining	0	0	0
Utilities	12,357	13,708	14,654
Construction	111,024	119,534	126,208
Construction of buildings	13,777	15,042	16,748
Heavy and civil engineering construction	18,634	20,276	20,917
Specialty trade contractors	78,613	84,216	88,543
Manufacturing	160,824	166,543	175,280
Durable goods manufacturing	96,340	94,126	99,723
Wood product manufacturing	(D)	(D)	(D)
Nonmetallic mineral product manufacturing	5,625	6,469	6,834
Primary metal manufacturing	(D)	(D)	(D)
Fabricated metal product manufacturing	21,709	20,325	21,270
Machinery manufacturing	15,030	12,382	11,920
Computer and electronic product manufacturing	(D)	(D)	(D)
Electrical equipment and appliance manufacturing	17,664	15,690	15,697
Motor vehicle manufacturing	(D)	(D)	(D)
Transportation equipment mfg. excl. motor vehicles	0	(L)	(L)
Furniture and related product manufacturing	735	735	908
Miscellaneous manufacturing	(D)	(D)	(D)
Nondurable goods manufacturing	64,484	72,417	75,557
Food manufacturing	37,685	44,472	49,146
Beverage and tobacco product manufacturing	(D)	(D)	(D)
Textile mills	0	0	0
Textile product mills	403	295	194
Apparel manufacturing	0	0	(D)
Leather and allied product manufacturing	0	0	0
Paper manufacturing	(D)	(D)	(D)
Printing and related support activities	6,304	6,796	6,770
Petroleum and coal products manufacturing	0	0	0
Chemical manufacturing	(D)	(D)	(D)
Plastics and rubber products manufacturing	17,715	18,742	18,207
Wholesale trade	74,102	70,624	68,501
Retail Trade	116,535	124,124	130,137

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Blue Earth, Minnesota [27013]

Item	2001	2002	2003
Motor vehicle and parts dealers	22,035	22,841	24,004
Furniture and home furnishings stores	4,373	4,592	4,598
Electronics and appliance stores	5,631	6,293	6,496
Building material and garden supply stores	11,050	13,135	12,188
Food and beverage stores	17,027	16,954	16,152
Health and personal care stores	4,197	4,641	5,280
Gasoline stations	7,237	7,139	7,315
Clothing and clothing accessories stores	6,896	8,101	8,512
Sporting goods, hobby, book and music stores	6,236	6,492	6,993
General merchandise stores	24,044	26,229	30,753
Miscellaneous store retailers	6,560	6,488	6,645
Nonstore retailers	1,249	1,219	1,201
Transportation and warehousing	36,693	38,431	37,973
Air transportation	590	737	918
Rail transportation	910	985	983
Water transportation	0	0	0
Truck transportation	16,340	17,148	16,638
Transit and ground passenger transportation	3,467	3,508	3,202
Pipeline transportation	(D)	(D)	(D)
Scenic and sightseeing transportation	0	0	0
Support activities for transportation	5,922	(D)	6,960
Couriers and messengers	6,367	7,284	7,629
Warehousing and storage	(D)	140	(D)
Information	52,320	59,215	63,290
Publishing industries, except Internet	9,991	12,624	12,808
Motion picture and sound recording industries	543	605	652
Broadcasting, except Internet	7,501	8,528	8,493
Internet publishing and broadcasts	(D)	(D)	(L)
Telecommunications	(D)	(D)	(D)
ISPs, search portals, and data processing	(D)	(D)	(D)
Other information services	(D)	(D)	(D)
Finance and insurance	51,830	60,168	64,365
Monetary authorities - central bank	0	0	0
Credit intermediation and related activities	28,666	34,352	38,404
Securities, commodity contracts, investments	8,009	8,017	7,511
Insurance carriers and related activities	15,155	17,799	18,450
Funds, trusts, and other financial vehicles	0	0	0
Real estate and rental and leasing	13,570	13,812	14,220
Real estate	(D)	8,953	9,324
Rental and leasing services	(D)	4,859	4,896
Lessors of nonfinancial intangible assets	0	0	0
Professional and technical services	65,816	57,904	55,939
Management of companies and enterprises	11,042	11,707	11,856
Administrative and waste services	26,580	31,903	37,397
Administrative and support services	23,475	28,770	33,897
Waste management and remediation services	3,105	3,133	3,500
Educational services	15,854	16,956	18,402
Health care and social assistance	181,700	206,145	235,519
Ambulatory health care services	71,581	(D)	(D)
Hospitals	(D)	(D)	(D)
Nursing and residential care facilities	25,310	28,614	28,157
Social assistance	(D)	37,444	40,428
Arts, entertainment, and recreation	4,855	5,604	5,338
Performing arts and spectator sports	(D)	(D)	(D)
Museums, historical sites, zoos, and parks	(D)	(D)	(D)
Amusement, gambling, and recreation	4,176	4,816	4,529
Accommodation and food services	33,913	35,196	33,086
Accommodation	3,453	3,324	3,374
Food services and drinking places	30,460	31,872	29,712
Other services, except public administration	49,091	51,054	52,817
Repair and maintenance	15,662	15,696	15,903
Personal and laundry services	10,780	10,687	11,012
Membership associations and organizations	19,579	22,029	23,064
Private households	3,070	2,642	2,838
Government and government enterprises	221,203	235,939	244,306
Federal, civilian	24,730	25,273	24,674
Military	3,958	5,064	7,721

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Blue Earth, Minnesota [27013]

Item	2001	2002	2003
State and local	192,515	205,602	211,911
State government	100,831	109,086	112,627
Local government	91,684	96,516	99,284

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Buffalo, Wisconsin [55011]

Item	2001	2002	2003
Income by place of residence ($000)			
Personal income	391,354	387,281	403,417
Population (persons) 2/	13,867	13,823	13,871
Per capita personal income (dollars)	28,222	28,017	29,083
Derivation of personal income ($000)			
Earnings by place of work	245,163	245,002	266,625
less: Contributions for government social insurance 3/	26,169	26,513	28,333
Employee & self-employed contrib. for govt. soc. ins.	14,031	14,318	15,260
Employer contributions for govt. social insurance	12,138	12,195	13,073
plus: Adjustment for residence 4/	39,809	45,491	42,328
equals: Net earnings by place of residence	258,803	263,980	280,620
plus: Dividends, interest, and rent 5/	75,227	63,452	62,107
plus: Personal current transfer receipts	57,324	59,849	60,690
Earnings by place of work ($000)			
Components of earnings			
Wage and salary disbursements	163,430	164,521	175,246
Supplements to wages and salaries	40,734	41,950	46,034
Employer contrib. for employee pension & insur. funds	28,596	29,755	32,961
Employer contributions for govt. social insurance	12,138	12,195	13,073
Proprietors' income 6/	40,999	38,531	45,345
Farm proprietors' income	3,365	1,794	6,522
Nonfarm proprietors' income	37,634	36,737	38,823
Earnings by industry			
Farm earnings	11,781	9,970	14,066
Nonfarm earnings	233,382	235,032	252,559
Private earnings	196,764	197,580	214,675
Forestry, fishing, related activities, and other 7/	3,677	3,662	3,367
Forestry and logging	(D)	(D)	(D)
Fishing, hunting, and trapping	(L)	(L)	(L)
Agriculture and forestry support activities	(D)	(D)	(D)
Other 8/	0	0	0
Mining	127	109	119
Oil and gas extraction	127	109	119
Mining (except oil and gas)	0	0	0
Support activities for mining	0	0	0
Utilities	(D)	(D)	(D)
Construction	11,830	11,737	13,242
Construction of buildings	2,882	(D)	(D)
Heavy and civil engineering construction	1,066	(D)	(D)
Specialty trade contractors	7,882	7,961	9,012
Manufacturing	12,424	10,932	11,920
Durable goods manufacturing	4,598	2,878	3,455
Wood product manufacturing	(D)	(D)	(D)
Nonmetallic mineral product manufacturing	0	0	0
Primary metal manufacturing	0	0	0
Fabricated metal product manufacturing	0	0	0
Machinery manufacturing	(D)	(D)	(D)
Computer and electronic product manufacturing	0	0	0
Electrical equipment and appliance manufacturing	0	0	0
Motor vehicle manufacturing	(D)	(D)	(D)
Transportation equipment mfg. excl. motor vehicles	0	0	0
Furniture and related product manufacturing	0	0	0
Miscellaneous manufacturing	(D)	(D)	(D)
Nondurable goods manufacturing	7,826	8,054	8,465
Food manufacturing	7,718	7,939	8,355
Beverage and tobacco product manufacturing	0	0	0
Textile mills	0	0	0
Textile product mills	(D)	(D)	(D)
Apparel manufacturing	(D)	(D)	(D)
Leather and allied product manufacturing	(L)	(L)	(L)
Paper manufacturing	0	0	0
Printing and related support activities	0	0	0
Petroleum and coal products manufacturing	0	0	0
Chemical manufacturing	0	0	0
Plastics and rubber products manufacturing	0	0	0
Wholesale trade	9,811	9,930	9,821
Retail Trade	9,834	9,517	9,942

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Buffalo, Wisconsin [55011]

Item	2001	2002	2003
Motor vehicle and parts dealers	2,348	2,438	2,402
Furniture and home furnishings stores	382	317	(D)
Electronics and appliance stores	(D)	(D)	(D)
Building material and garden supply stores	980	879	916
Food and beverage stores	2,082	2,124	2,201
Health and personal care stores	(D)	(D)	(D)
Gasoline stations	763	801	876
Clothing and clothing accessories stores	374	303	317
Sporting goods, hobby, book and music stores	(D)	106	112
General merchandise stores	(D)	(D)	(D)
Miscellaneous store retailers	766	606	634
Nonstore retailers	1,329	1,313	1,310
Transportation and warehousing	(D)	(D)	(D)
Air transportation	(L)	52	67
Rail transportation	1,084	762	748
Water transportation	0	0	0
Truck transportation	(D)	(D)	(D)
Transit and ground passenger transportation	(L)	(L)	(L)
Pipeline transportation	243	81	93
Scenic and sightseeing transportation	323	329	336
Support activities for transportation	2,099	2,560	2,508
Couriers and messengers	(L)	(L)	(L)
Warehousing and storage	0	0	0
Information	1,214	1,243	1,239
Publishing industries, except Internet	(D)	(D)	(D)
Motion picture and sound recording industries	0	0	0
Broadcasting, except Internet	56	76	88
Internet publishing and broadcasts	0	0	0
Telecommunications	695	713	677
ISPs, search portals, and data processing	(D)	(D)	(D)
Other information services	0	0	0
Finance and insurance	6,463	6,502	6,509
Monetary authorities - central bank	0	0	0
Credit intermediation and related activities	3,289	3,580	3,676
Securities, commodity contracts, investments	(D)	(D)	(D)
Insurance carriers and related activities	(D)	(D)	(D)
Funds, trusts, and other financial vehicles	0	0	0
Real estate and rental and leasing	1,550	1,495	1,667
Real estate	(D)	(D)	(D)
Rental and leasing services	(D)	(D)	(D)
Lessors of nonfinancial intangible assets	0	0	0
Professional and technical services	5,965	5,295	5,552
Management of companies and enterprises	0	0	0
Administrative and waste services	2,178	1,952	2,299
Administrative and support services	(D)	(D)	(D)
Waste management and remediation services	(D)	(D)	(D)
Educational services	551	564	612
Health care and social assistance	14,608	14,959	15,732
Ambulatory health care services	(D)	(D)	(D)
Hospitals	0	0	0
Nursing and residential care facilities	5,363	5,353	5,519
Social assistance	(D)	(D)	(D)
Arts, entertainment, and recreation	917	1,064	1,083
Performing arts and spectator sports	67	(D)	(D)
Museums, historical sites, zoos, and parks	264	382	366
Amusement, gambling, and recreation	586	(D)	(D)
Accommodation and food services	3,678	3,780	3,669
Accommodation	490	465	513
Food services and drinking places	3,188	3,315	3,156
Other services, except public administration	5,831	6,398	6,837
Repair and maintenance	2,821	2,906	3,104
Personal and laundry services	320	351	441
Membership associations and organizations	(D)	(D)	(D)
Private households	(D)	(D)	(D)
Government and government enterprises	36,618	37,452	37,884
Federal, civilian	11,066	11,309	11,720
Military	809	1,008	1,478

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Buffalo, Wisconsin [55011]

Item	2001	2002	2003
State and local	24,743	25,135	24,686
State government	1,495	1,553	1,677
Local government	23,248	23,582	23,009

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Chippewa, Wisconsin [55017]

Item	2001	2002	2003
Income by place of residence ($000)			
Personal income	1,399,576	1,438,493	1,486,546
Population (persons) 2/	55,827	56,279	57,176
Per capita personal income (dollars)	25,070	25,560	25,999
Derivation of personal income ($000)			
Earnings by place of work	877,059	882,241	923,879
less: Contributions for government social insurance 3/	100,505	101,173	104,521
Employee & self-employed contrib. for govt. soc. ins.	52,599	53,399	54,984
Employer contributions for govt. social insurance	47,906	47,774	49,537
plus: Adjustment for residence 4/	128,788	153,774	165,219
equals: Net earnings by place of residence	905,342	934,842	984,577
plus: Dividends, interest, and rent 5/	257,114	249,281	243,494
plus: Personal current transfer receipts	237,120	254,370	258,475
Earnings by place of work ($000)			
Components of earnings			
Wage and salary disbursements	636,075	631,815	645,362
Supplements to wages and salaries	137,726	149,757	162,313
Employer contrib. for employee pension & insur. funds	89,820	101,983	112,776
Employer contributions for govt. social insurance	47,906	47,774	49,537
Proprietors' income 6/	103,258	100,669	116,204
Farm proprietors' income	1,622	-2,341	6,361
Nonfarm proprietors' income	101,636	103,010	109,843
Earnings by industry			
Farm earnings	15,082	10,734	18,444
Nonfarm earnings	861,977	871,507	905,435
Private earnings	722,270	727,519	756,435
Forestry, fishing, related activities, and other 7/	9,516	9,127	9,435
Forestry and logging	(D)	(D)	7,658
Fishing, hunting, and trapping	62	59	59
Agriculture and forestry support activities	(D)	(D)	1,718
Other 8/	0	0	0
Mining	127	109	119
Oil and gas extraction	127	109	119
Mining (except oil and gas)	0	0	0
Support activities for mining	0	0	0
Utilities	(D)	(D)	(D)
Construction	69,445	68,260	75,129
Construction of buildings	9,415	9,618	11,008
Heavy and civil engineering construction	10,217	9,274	10,540
Specialty trade contractors	49,813	49,368	53,581
Manufacturing	305,583	301,540	310,188
Durable goods manufacturing	227,249	217,445	219,320
Wood product manufacturing	9,997	8,920	8,903
Nonmetallic mineral product manufacturing	3,600	3,823	3,981
Primary metal manufacturing	(D)	(D)	(D)
Fabricated metal product manufacturing	21,991	15,539	17,096
Machinery manufacturing	38,838	37,412	39,993
Computer and electronic product manufacturing	140,440	130,714	129,526
Electrical equipment and appliance manufacturing	(D)	(D)	(D)
Motor vehicle manufacturing	(D)	(D)	(D)
Transportation equipment mfg. excl. motor vehicles	(D)	(D)	(D)
Furniture and related product manufacturing	8,290	7,775	7,601
Miscellaneous manufacturing	3,051	2,956	2,914
Nondurable goods manufacturing	78,334	84,095	90,868
Food manufacturing	8,996	9,582	9,917
Beverage and tobacco product manufacturing	(D)	(D)	(D)
Textile mills	0	0	0
Textile product mills	(D)	(D)	(D)
Apparel manufacturing	(D)	(D)	(D)
Leather and allied product manufacturing	(D)	(D)	(D)
Paper manufacturing	11,587	13,167	14,248
Printing and related support activities	1,653	1,548	1,769
Petroleum and coal products manufacturing	0	0	0
Chemical manufacturing	(D)	(D)	(D)
Plastics and rubber products manufacturing	22,197	23,577	26,838
Wholesale trade	(D)	(D)	(D)
Retail Trade	76,765	77,670	80,955

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Chippewa, Wisconsin [55017]

Item	2001	2002	2003
Motor vehicle and parts dealers	30,853	32,877	34,610
Furniture and home furnishings stores	1,986	1,930	2,006
Electronics and appliance stores	1,142	1,098	1,344
Building material and garden supply stores	4,741	4,634	4,674
Food and beverage stores	7,775	8,321	8,596
Health and personal care stores	2,216	2,415	2,453
Gasoline stations	7,995	7,072	7,317
Clothing and clothing accessories stores	1,088	1,029	1,103
Sporting goods, hobby, book and music stores	1,492	1,163	1,173
General merchandise stores	7,543	7,774	8,103
Miscellaneous store retailers	5,444	5,196	5,116
Nonstore retailers	4,490	4,161	4,460
Transportation and warehousing	37,716	40,776	41,862
Air transportation	(D)	(D)	(D)
Rail transportation	2,632	2,535	2,497
Water transportation	0	0	0
Truck transportation	24,752	27,064	27,671
Transit and ground passenger transportation	3,696	3,479	3,703
Pipeline transportation	2,220	2,952	2,198
Scenic and sightseeing transportation	0	0	0
Support activities for transportation	(D)	(D)	(D)
Couriers and messengers	(D)	2,659	3,077
Warehousing and storage	(D)	(D)	(D)
Information	9,235	10,211	10,555
Publishing industries, except Internet	6,414	6,808	7,366
Motion picture and sound recording industries	(L)	(L)	(L)
Broadcasting, except Internet	(D)	(D)	(D)
Internet publishing and broadcasts	0	0	0
Telecommunications	1,614	1,768	1,670
ISPs, search portals, and data processing	(D)	(D)	(D)
Other information services	(L)	(L)	(L)
Finance and insurance	17,106	17,925	18,505
Monetary authorities - central bank	0	0	0
Credit intermediation and related activities	8,219	9,636	9,962
Securities, commodity contracts, investments	(D)	3,039	2,937
Insurance carriers and related activities	(D)	5,250	5,606
Funds, trusts, and other financial vehicles	0	0	0
Real estate and rental and leasing	4,787	4,715	5,049
Real estate	4,034	3,969	4,310
Rental and leasing services	753	746	739
Lessors of nonfinancial intangible assets	0	0	0
Professional and technical services	23,921	19,668	20,484
Management of companies and enterprises	730	1,676	1,613
Administrative and waste services	6,761	5,835	7,306
Administrative and support services	6,429	5,452	(D)
Waste management and remediation services	332	383	(D)
Educational services	3,647	3,794	4,060
Health care and social assistance	80,285	87,333	91,488
Amubulatory health care services	26,608	28,313	29,583
Hospitals	29,877	32,909	34,233
Nursing and residential care facilities	20,391	22,753	23,971
Social assistance	3,409	3,358	3,701
Arts, entertainment, and recreation	5,149	4,328	3,867
Performing arts and spectator sports	(D)	(D)	(D)
Museums, historical sites, zoos, and parks	370	485	464
Amusement, gambling, and recreation	(D)	(D)	(D)
Accommodation and food services	16,189	16,599	17,495
Accommodation	3,673	3,665	3,931
Food services and drinking places	12,516	12,934	13,564
Other services, except public administration	25,159	28,140	30,238
Repair and maintenance	7,437	8,658	9,221
Personal and laundry services	4,204	4,472	4,873
Membership associations and organizations	11,221	12,678	13,636
Private households	2,297	2,332	2,508
Government and government enterprises	139,707	143,988	149,000
Federal, civilian	14,046	14,753	14,103
Military	3,303	4,164	6,100

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Chippewa, Wisconsin [55017]

Item	2001	2002	2003
State and local	122,358	125,071	128,797
State government	(D)	27,060	29,184
Local government	(D)	98,011	99,613

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Barron, Wisconsin [55005]

Item	2001	2002	2003
Income by place of residence ($000)			
Personal income	1,104,447	1,096,839	1,134,505
Population (persons) 2/	45,253	45,481	45,523
Per capita personal income (dollars)	24,406	24,116	24,922
Derivation of personal income ($000)			
Earnings by place of work	793,654	771,881	812,226
less: Contributions for government social insurance 3/	89,171	86,706	89,892
Employee & self-employed contrib. for govt. soc. ins.	46,366	45,675	47,344
Employer contributions for govt. social insurance	42,805	41,031	42,548
plus: Adjustment for residence 4/	-2,787	4,296	4,258
equals: Net earnings by place of residence	701,696	689,471	726,592
plus: Dividends, interest, and rent 5/	204,314	196,315	191,410
plus: Personal current transfer receipts	198,437	211,053	216,503
Earnings by place of work ($000)			
Components of earnings			
Wage and salary disbursements	572,912	550,260	566,237
Supplements to wages and salaries	129,065	133,589	147,610
Employer contrib. for employee pension & insur. funds	86,260	92,558	105,062
Employer contributions for govt. social insurance	42,805	41,031	42,548
Proprietors' income 6/	91,677	88,032	98,379
Farm proprietors' income	14,606	12,115	17,078
Nonfarm proprietors' income	77,071	75,917	81,301
Earnings by industry			
Farm earnings	29,570	26,690	30,436
Nonfarm earnings	764,084	745,191	781,790
Private earnings	614,748	589,874	619,848
Forestry, fishing, related activities, and other 7/	(D)	(D)	(D)
Forestry and logging	4,056	4,187	(D)
Fishing, hunting, and trapping	81	73	73
Agriculture and forestry support activities	(D)	(D)	2,868
Other 8/	0	0	0
Mining	(D)	(D)	(D)
Oil and gas extraction	(L)	(L)	(L)
Mining (except oil and gas)	(D)	(D)	(D)
Support activities for mining	0	0	0
Utilities	(D)	(D)	(D)
Construction	45,519	43,356	46,876
Construction of buildings	19,300	18,215	19,750
Heavy and civil engineering construction	6,520	6,029	6,719
Specialty trade contractors	19,699	19,112	20,407
Manufacturing	273,671	234,063	242,657
Durable goods manufacturing	126,990	128,634	136,951
Wood product manufacturing	13,226	14,060	16,078
Nonmetallic mineral product manufacturing	15,965	15,582	15,490
Primary metal manufacturing	(D)	(D)	(D)
Fabricated metal product manufacturing	37,974	39,363	36,553
Machinery manufacturing	29,139	28,624	28,178
Computer and electronic product manufacturing	(D)	(D)	(D)
Electrical equipment and appliance manufacturing	0	0	0
Motor vehicle manufacturing	(D)	(D)	(D)
Transportation equipment mfg. excl. motor vehicles	(D)	(D)	(D)
Furniture and related product manufacturing	(D)	(D)	10,438
Miscellaneous manufacturing	2,481	2,412	2,483
Nondurable goods manufacturing	146,681	105,429	105,706
Food manufacturing	129,137	86,316	87,688
Beverage and tobacco product manufacturing	(D)	(D)	(D)
Textile mills	(D)	(D)	(D)
Textile product mills	0	0	0
Apparel manufacturing	(D)	(D)	(D)
Leather and allied product manufacturing	(L)	(L)	(L)
Paper manufacturing	0	0	0
Printing and related support activities	919	870	812
Petroleum and coal products manufacturing	0	0	0
Chemical manufacturing	(D)	(D)	(D)
Plastics and rubber products manufacturing	16,123	17,675	16,796
Wholesale trade	18,793	20,274	22,649
Retail Trade	72,785	75,122	76,078

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Barron, Wisconsin [55005]

Item	2001	2002	2003
Motor vehicle and parts dealers	17,555	16,711	16,014
Furniture and home furnishings stores	2,441	2,694	2,745
Electronics and appliance stores	826	742	813
Building material and garden supply stores	7,176	7,783	8,876
Food and beverage stores	10,696	11,905	10,803
Health and personal care stores	2,131	2,248	2,335
Gasoline stations	8,547	8,282	8,127
Clothing and clothing accessories stores	1,341	1,362	1,372
Sporting goods, hobby, book and music stores	2,294	2,302	2,124
General merchandise stores	14,898	15,762	17,140
Miscellaneous store retailers	2,912	2,693	2,986
Nonstore retailers	1,968	2,638	2,743
Transportation and warehousing	(D)	(D)	(D)
Air transportation	(L)	(L)	(L)
Rail transportation	0	0	0
Water transportation	0	0	0
Truck transportation	16,158	16,122	16,392
Transit and ground passenger transportation	1,393	1,476	1,669
Pipeline transportation	121	(L)	(L)
Scenic and sightseeing transportation	79	81	83
Support activities for transportation	(D)	(D)	1,207
Couriers and messengers	(D)	(D)	(D)
Warehousing and storage	(D)	(D)	(D)
Information	8,190	8,406	8,103
Publishing industries, except Internet	2,070	1,991	1,998
Motion picture and sound recording industries	(D)	(D)	(D)
Broadcasting, except Internet	(D)	(D)	(D)
Internet publishing and broadcasts	0	0	0
Telecommunications	(D)	(D)	(D)
ISPs, search portals, and data processing	(D)	(D)	(D)
Other information services	0	0	0
Finance and insurance	14,861	17,690	21,254
Monetary authorities - central bank	0	0	0
Credit intermediation and related activities	7,975	10,525	13,194
Securities, commodity contracts, investments	1,694	1,090	(D)
Insurance carriers and related activities	5,192	6,075	(D)
Funds, trusts, and other financial vehicles	0	0	0
Real estate and rental and leasing	6,056	6,287	7,134
Real estate	4,994	5,111	5,735
Rental and leasing services	1,062	1,176	1,399
Lessors of nonfinancial intangible assets	0	0	0
Professional and technical services	14,852	16,649	17,044
Management of companies and enterprises	1,832	1,719	2,196
Administrative and waste services	10,608	10,637	11,202
Administrative and support services	5,897	5,932	6,006
Waste management and remediation services	4,711	4,705	5,196
Educational services	1,386	1,480	1,709
Health care and social assistance	66,966	70,156	76,028
Ambulatory health care services	27,274	26,970	30,053
Hospitals	27,321	30,538	32,548
Nursing and residential care facilities	9,720	9,684	10,076
Social assistance	2,651	2,964	3,351
Arts, entertainment, and recreation	4,064	4,679	5,008
Performing arts and spectator sports	(D)	(D)	(D)
Museums, historical sites, zoos, and parks	285	526	503
Amusement, gambling, and recreation	(D)	(D)	(D)
Accommodation and food services	15,803	17,242	16,641
Accommodation	3,523	3,000	2,954
Food services and drinking places	12,280	14,242	13,687
Other services, except public administration	23,581	25,719	26,945
Repair and maintenance	8,535	9,268	9,186
Personal and laundry services	3,894	3,969	4,325
Membership associations and organizations	8,925	10,275	11,044
Private households	2,227	2,207	2,390
Government and government enterprises	149,336	155,317	161,942
Federal, civilian	8,457	8,530	7,842
Military	2,702	3,342	4,949

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Barron, Wisconsin (55005)

Item	2001	2002	2003
State and local	138,177	143,445	149,151
State government	8,525	9,233	9,804
Local government	129,652	134,212	139,347

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Washington, Minnesota [27163]

Item	2001	2002	2003
Income by place of residence ($000)			
Personal income	7,761,302	7,978,378	8,302,418
Population (persons) 2/	207,329	210,455	214,054
Per capita personal income (dollars)	37,435	37,910	38,787
Derivation of personal income ($000)			
Earnings by place of work	3,128,619	3,219,419	3,466,551
less: Contributions for government social insurance 3/	372,937	382,255	410,354
Employee & self-employed contrib. for govt. soc. ins.	188,750	193,901	205,580
Employer contributions for govt. social insurance	184,187	188,354	204,774
plus: Adjustment for residence 4/	3,129,992	3,255,371	3,337,102
equals: Net earnings by place of residence	5,885,674	6,092,535	6,393,299
plus: Dividends, interest, and rent 5/	1,388,220	1,335,694	1,317,985
plus: Personal current transfer receipts	487,408	550,149	591,134
Earnings by place of work ($000)			
Components of earnings			
Wage and salary disbursements	2,474,959	2,509,405	2,668,475
Supplements to wages and salaries	480,473	531,232	601,540
Employer contrib. for employee pension & insur. funds	296,286	342,878	396,766
Employer contributions for govt. social insurance	184,187	188,354	204,774
Proprietors' income 6/	173,187	178,782	196,536
Farm proprietors' income	-5,808	-2,173	1,059
Nonfarm proprietors' income	178,995	180,955	195,477
Earnings by industry			
Farm earnings	16,175	19,805	20,569
Nonfarm earnings	3,112,444	3,199,614	3,445,982
Private earnings	2,683,950	2,753,040	2,978,999
Forestry, fishing, related activities, and other 7/	3,896	4,354	4,498
Forestry and logging	(D)	(D)	(D)
Fishing, hunting, and trapping	(L)	(L)	(L)
Agriculture and forestry support activities	(D)	(D)	(D)
Other 8/	0	0	0
Mining	5,569	5,451	6,099
Oil and gas extraction	(L)	0	0
Mining (except oil and gas)	5,559	5,445	6,092
Support activities for mining	(L)	(L)	(L)
Utilities	(D)	(D)	(D)
Construction	249,895	258,869	274,444
Construction of buildings	60,780	65,836	69,445
Heavy and civil engineering construction	20,336	27,512	29,787
Specialty trade contractors	168,779	165,521	175,212
Manufacturing	741,818	743,743	837,653
Durable goods manufacturing	472,214	460,729	523,763
Wood product manufacturing	(D)	(D)	(D)
Nonmetallic mineral product manufacturing	4,088	4,152	4,715
Primary metal manufacturing	(L)	(L)	(L)
Fabricated metal product manufacturing	45,030	47,079	47,055
Machinery manufacturing	81,156	74,028	71,235
Computer and electronic product manufacturing	5,799	(D)	515
Electrical equipment and appliance manufacturing	(D)	(D)	(D)
Motor vehicle manufacturing	(D)	(D)	(D)
Transportation equipment mfg. excl. motor vehicles	(D)	(D)	(D)
Furniture and related product manufacturing	3,810	4,514	5,496
Miscellaneous manufacturing	15,773	16,906	20,679
Nondurable goods manufacturing	269,604	283,014	313,890
Food manufacturing	24,216	26,425	27,814
Beverage and tobacco product manufacturing	(D)	(D)	(D)
Textile mills	(L)	(L)	(L)
Textile product mills	2,626	2,178	2,320
Apparel manufacturing	1,213	1,113	1,274
Leather and allied product manufacturing	(L)	(L)	(L)
Paper manufacturing	(D)	(D)	(D)
Printing and related support activities	26,184	26,065	26,603
Petroleum and coal products manufacturing	(D)	(D)	(D)
Chemical manufacturing	151,802	158,170	157,593
Plastics and rubber products manufacturing	28,923	27,100	27,932
Wholesale trade	113,521	123,039	135,941
Retail Trade	299,336	303,081	317,824

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Washington, Minnesota [27163]

Item	2001	2002	2003
Motor vehicle and parts dealers	66,154	68,769	68,210
Furniture and home furnishings stores	7,471	8,417	11,065
Electronics and appliance stores	8,885	10,246	11,645
Building material and garden supply stores	45,449	45,264	47,006
Food and beverage stores	49,910	47,821	49,411
Health and personal care stores	12,581	13,858	14,822
Gasoline stations	14,525	13,650	12,973
Clothing and clothing accessories stores	12,567	11,645	11,682
Sporting goods, hobby, book and music stores	12,218	12,341	13,127
General merchandise stores	41,482	41,367	45,939
Miscellaneous store retailers	15,581	16,202	17,860
Nonstore retailers	12,513	13,501	14,084
Transportation and warehousing	(D)	(D)	(D)
Air transportation	(L)	(L)	(L)
Rail transportation	884	871	868
Water transportation	(L)	(L)	(L)
Truck transportation	33,488	33,680	33,900
Transit and ground passenger transportation	(D)	(D)	(D)
Pipeline transportation	(D)	(D)	(D)
Scenic and sightseeing transportation	(D)	(D)	3,035
Support activities for transportation	11,153	2,787	2,279
Couriers and messengers	484	423	494
Warehousing and storage	3,530	2,200	(D)
Information	27,003	28,789	28,502
Publishing industries, except Internet	12,750	14,269	15,016
Motion picture and sound recording industries	2,572	2,078	2,195
Broadcasting, except Internet	(D)	2,140	2,401
Internet publishing and broadcasts	(D)	(D)	(D)
Telecommunications	9,391	(D)	(D)
ISPs, search portals, and data processing	508	660	784
Other information services	(L)	(L)	(L)
Finance and insurance	249,842	258,678	299,307
Monetary authorities - central bank	0	0	0
Credit intermediation and related activities	35,626	54,670	66,678
Securities, commodity contracts, investments	15,963	(D)	(D)
Insurance carriers and related activities	182,107	184,775	212,533
Funds, trusts, and other financial vehicles	16,146	(D)	(D)
Real estate and rental and leasing	39,539	41,360	45,357
Real estate	26,391	26,887	30,582
Rental and leasing services	(D)	(D)	13,519
Lessors of nonfinancial intangible assets	(D)	(D)	1,256
Professional and technical services	146,090	153,825	172,091
Management of companies and enterprises	142,682	127,425	94,958
Administrative and waste services	71,647	72,241	79,703
Administrative and support services	55,850	58,348	66,378
Waste management and remediation services	15,797	13,893	13,325
Educational services	18,337	20,497	23,160
Health care and social assistance	249,621	285,245	320,135
Amubulatory health care services	145,451	163,125	186,551
Hospitals	(D)	(D)	(D)
Nursing and residential care facilities	30,098	36,144	37,963
Social assistance	(D)	(D)	(D)
Arts, entertainment, and recreation	39,504	43,266	46,609
Performing arts and spectator sports	(D)	(D)	(D)
Museums, historical sites, zoos, and parks	(D)	(D)	(D)
Amusement, gambling, and recreation	34,004	37,102	41,445
Accommodation and food services	102,385	105,334	108,793
Accommodation	10,629	9,818	9,080
Food services and drinking places	91,756	95,516	99,713
Other services, except public administration	109,044	113,328	118,586
Repair and maintenance	31,010	28,671	29,068
Personal and laundry services	26,464	26,174	28,183
Membership associations and organizations	43,711	51,202	53,411
Private households	7,859	7,281	7,924
Government and government enterprises	428,494	446,574	466,983
Federal, civilian	15,322	15,690	15,020
Military	13,386	17,511	26,446

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Washington, Minnesota (27163)

Item	2001	2002	2003
State and local	399,786	413,373	425,517
State government	71,071	66,844	72,451
Local government	328,715	346,529	353,066

See footnotes at end of table.
Table CA05N

April 2005

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Jackson, Wisconsin [55053]

Item	2001	2002	2003
Income by place of residence ($000)			
Personal income	476,105	481,836	510,801
Population (persons) 2/	19,253	19,313	19,583
Per capita personal income (dollars)	24,729	24,949	26,084
Derivation of personal income ($000)			
Earnings by place of work	336,265	354,916	390,220
less: Contributions for government social insurance 3/	36,615	38,310	41,865
Employee & self-employed contrib. for govt. soc. ins.	18,847	19,801	21,563
Employer contributions for govt. social insurance	17,768	18,509	20,302
plus: Adjustment for residence 4/	7,622	8,781	5,713
equals: Net earnings by place of residence	307,272	325,387	354,068
plus: Dividends, interest, and rent 5/	92,032	74,549	73,350
plus: Personal current transfer receipts	76,801	81,900	83,383
Earnings by place of work ($000)			
Components of earnings			
Wage and salary disbursements	241,545	250,643	273,034
Supplements to wages and salaries	59,280	63,520	71,514
Employer contrib. for employee pension & insur. funds	41,512	45,011	51,212
Employer contributions for govt. social insurance	17,768	18,509	20,302
Proprietors' income 6/	35,440	40,753	45,672
Farm proprietors' income	2,625	7,259	10,399
Nonfarm proprietors' income	32,815	33,494	35,273
Earnings by industry			
Farm earnings	19,203	23,440	25,135
Nonfarm earnings	317,062	331,476	365,085
Private earnings	197,520	212,150	237,557
Forestry, fishing, related activities, and other 7/	(D)	(D)	(D)
Forestry and logging	(D)	(D)	(D)
Fishing, hunting, and trapping	86	79	79
Agriculture and forestry support activities	(D)	(D)	(D)
Other 8/	0	0	0
Mining	(D)	(D)	(D)
Oil and gas extraction	127	109	119
Mining (except oil and gas)	(D)	(D)	(D)
Support activities for mining	0	0	0
Utilities	(D)	(D)	(D)
Construction	47,693	53,979	54,845
Construction of buildings	(D)	(D)	(D)
Heavy and civil engineering construction	(D)	(D)	(D)
Specialty trade contractors	8,758	8,848	9,914
Manufacturing	28,250	31,940	36,725
Durable goods manufacturing	23,811	25,728	29,619
Wood product manufacturing	1,713	1,329	1,577
Nonmetallic mineral product manufacturing	(D)	(D)	(D)
Primary metal manufacturing	0	0	0
Fabricated metal product manufacturing	(D)	(D)	(D)
Machinery manufacturing	(D)	(D)	(D)
Computer and electronic product manufacturing	0	0	0
Electrical equipment and appliance manufacturing	(D)	(D)	(D)
Motor vehicle manufacturing	0	0	0
Transportation equipment mfg. excl. motor vehicles	0	0	0
Furniture and related product manufacturing	(D)	(D)	(D)
Miscellaneous manufacturing	(D)	(D)	203
Nondurable goods manufacturing	4,439	6,212	7,106
Food manufacturing	(D)	4,548	5,266
Beverage and tobacco product manufacturing	(D)	(D)	(D)
Textile mills	(D)	(D)	0
Textile product mills	0	0	0
Apparel manufacturing	(D)	(D)	(D)
Leather and allied product manufacturing	(L)	(L)	(L)
Paper manufacturing	0	0	0
Printing and related support activities	784	920	1,014
Petroleum and coal products manufacturing	0	0	0
Chemical manufacturing	(D)	(D)	(D)
Plastics and rubber products manufacturing	228	247	270
Wholesale trade	(D)	(D)	(D)
Retail Trade	19,781	20,789	21,692

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Jackson, Wisconsin [55053]

Item	2001	2002	2003
Motor vehicle and parts dealers	2,274	2,440	2,641
Furniture and home furnishings stores	340	370	366
Electronics and appliance stores	(D)	(D)	262
Building material and garden supply stores	1,270	1,264	1,298
Food and beverage stores	2,490	2,955	2,801
Health and personal care stores	(D)	(D)	(D)
Gasoline stations	7,801	7,962	8,408
Clothing and clothing accessories stores	213	(D)	(D)
Sporting goods, hobby, book and music stores	196	190	201
General merchandise stores	2,904	(D)	(D)
Miscellaneous store retailers	(D)	(D)	(D)
Nonstore retailers	554	552	549
Transportation and warehousing	33,852	36,332	49,907
Air transportation	56	57	73
Rail transportation	626	615	606
Water transportation	0	0	0
Truck transportation	29,438	32,283	45,723
Transit and ground passenger transportation	(D)	(D)	(D)
Pipeline transportation	264	83	96
Scenic and sightseeing transportation	0	0	0
Support activities for transportation	2,360	2,692	2,637
Couriers and messengers	(L)	(L)	(D)
Warehousing and storage	(D)	(D)	(D)
Information	1,026	1,129	1,356
Publishing industries, except Internet	(D)	(D)	(D)
Motion picture and sound recording industries	(D)	(D)	(D)
Broadcasting, except Internet	(D)	(D)	(D)
Internet publishing and broadcasts	0	0	0
Telecommunications	(D)	(D)	(D)
ISPs, search portals, and data processing	(D)	(D)	(D)
Other information services	(L)	(L)	(L)
Finance and insurance	9,094	9,321	9,640
Monetary authorities - central bank	0	0	0
Credit intermediation and related activities	4,642	5,081	5,289
Securities, commodity contracts, investments	(D)	(D)	(D)
Insurance carriers and related activities	(D)	(D)	(D)
Funds, trusts, and other financial vehicles	0	0	0
Real estate and rental and leasing	1,855	1,610	1,766
Real estate	843	727	(D)
Rental and leasing services	1,012	883	(D)
Lessors of nonfinancial intangible assets	0	0	0
Professional and technical services	5,973	4,756	5,299
Management of companies and enterprises	(D)	(D)	(D)
Administrative and waste services	(D)	(D)	(D)
Administrative and support services	831	667	690
Waste management and remediation services	(D)	(D)	(D)
Educational services	63	80	(D)
Health care and social assistance	20,019	21,268	(D)
Amubulatory health care services	9,630	10,249	11,496
Hospitals	(D)	(D)	(D)
Nursing and residential care facilities	2,632	2,714	2,832
Social assistance	(D)	(D)	1,498
Arts, entertainment, and recreation	644	519	458
Performing arts and spectator sports	(D)	(D)	(L)
Museums, historical sites, zoos, and parks	(D)	(D)	0
Amusement, gambling, and recreation	630	485	456
Accommodation and food services	6,795	7,245	7,364
Accommodation	2,049	1,992	1,957
Food services and drinking places	4,746	5,253	5,407
Other services, except public administration	6,662	7,505	7,795
Repair and maintenance	1,695	1,704	(D)
Personal and laundry services	1,069	1,181	1,283
Membership associations and organizations	3,458	4,175	4,321
Private households	440	445	(D)
Government and government enterprises	119,542	119,326	127,528
Federal, civilian	2,843	2,903	2,879
Military	1,122	1,411	2,091

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Jackson, Wisconsin [55053]

Item	2001	2002	2003
State and local	115,577	115,012	122,558
State government	(D)	(D)	(D)
Local government	(D)	(D)	(D)

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Sauk, Wisconsin [55111]

Item	2001	2002	2003
Income by place of residence ($000)			
Personal income	1,522,638	1,575,115	1,627,439
Population (persons) 2/	55,514	55,940	56,547
Per capita personal income (dollars)	27,428	28,157	28,780
Derivation of personal income ($000)			
Earnings by place of work	1,251,505	1,305,367	1,358,776
less: Contributions for government social insurance 3/	142,887	150,028	154,083
Employee & self-employed contrib. for govt. soc. ins.	73,022	77,047	78,913
Employer contributions for govt. social insurance	69,865	72,981	75,170
plus: Adjustment for residence 4/	-78,429	-79,128	-76,310
equals: Net earnings by place of residence	1,030,189	1,076,211	1,128,383
plus: Dividends, interest, and rent 5/	278,783	270,214	264,113
plus: Personal current transfer receipts	213,666	228,690	234,943
Earnings by place of work ($000)			
Components of earnings			
Wage and salary disbursements	951,723	987,092	999,907
Supplements to wages and salaries	195,135	215,680	232,475
Employer contrib. for employee pension & insur. funds	125,270	142,699	157,305
Employer contributions for govt. social insurance	69,865	72,981	75,170
Proprietors' income 6/	104,647	102,595	126,394
Farm proprietors' income	501	-8,136	4,222
Nonfarm proprietors' income	104,146	110,731	122,172
Earnings by industry			
Farm earnings	16,545	7,485	18,554
Nonfarm earnings	1,234,960	1,297,882	1,340,222
Private earnings	1,074,950	1,128,957	1,163,392
Forestry, fishing, related activities, and other 7/	(D)	(D)	(D)
Forestry and logging	(D)	(D)	(D)
Fishing, hunting, and trapping	(L)	(L)	(L)
Agriculture and forestry support activities	18,490	18,939	5,788
Other 8/	0	0	0
Mining	(D)	(D)	(D)
Oil and gas extraction	127	109	119
Mining (except oil and gas)	(D)	(D)	(D)
Support activities for mining	0	0	0
Utilities	(D)	(D)	(D)
Construction	140,055	148,366	162,261
Construction of buildings	31,641	31,692	33,216
Heavy and civil engineering construction	37,748	38,082	40,900
Specialty trade contractors	70,666	78,592	88,145
Manufacturing	280,187	287,860	301,867
Durable goods manufacturing	184,344	190,281	199,444
Wood product manufacturing	6,469	6,242	5,045
Nonmetallic mineral product manufacturing	(D)	(D)	(D)
Primary metal manufacturing	(D)	(D)	(D)
Fabricated metal product manufacturing	39,767	49,170	54,119
Machinery manufacturing	15,668	13,361	14,519
Computer and electronic product manufacturing	6,381	5,660	3,025
Electrical equipment and appliance manufacturing	10,710	8,319	7,350
Motor vehicle manufacturing	(D)	(D)	(D)
Transportation equipment mfg. excl. motor vehicles	(D)	(D)	(D)
Furniture and related product manufacturing	405	511	570
Miscellaneous manufacturing	781	712	851
Nondurable goods manufacturing	95,843	97,579	102,423
Food manufacturing	11,082	10,975	11,068
Beverage and tobacco product manufacturing	(D)	(D)	(D)
Textile mills	0	0	0
Textile product mills	2,182	(D)	(D)
Apparel manufacturing	(L)	(L)	(L)
Leather and allied product manufacturing	(L)	(L)	(L)
Paper manufacturing	(D)	(D)	0
Printing and related support activities	(D)	(D)	(D)
Petroleum and coal products manufacturing	0	0	0
Chemical manufacturing	7,477	8,347	10,154
Plastics and rubber products manufacturing	50,853	52,340	54,697
Wholesale trade	78,610	82,386	70,044
Retail Trade	114,459	128,996	132,430

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Sauk, Wisconsin [55111]

Item	2001	2002	2003
Motor vehicle and parts dealers	18,160	19,118	19,702
Furniture and home furnishings stores	1,930	2,312	2,835
Electronics and appliance stores	2,131	2,004	2,261
Building material and garden supply stores	10,649	11,014	10,752
Food and beverage stores	12,714	14,675	13,478
Health and personal care stores	4,279	4,247	4,685
Gasoline stations	9,550	10,545	11,321
Clothing and clothing accessories stores	(D)	(D)	(D)
Sporting goods, hobby, book and music stores	1,448	(D)	1,547
General merchandise stores	14,311	19,197	21,519
Miscellaneous store retailers	11,578	12,505	12,859
Nonstore retailers	(D)	(D)	(D)
Transportation and warehousing	(D)	(D)	(D)
Air transportation	(L)	(L)	(L)
Rail transportation	0	0	0
Water transportation	0	0	0
Truck transportation	21,972	21,704	18,599
Transit and ground passenger transportation	1,712	1,777	1,733
Pipeline transportation	(L)	(L)	(L)
Scenic and sightseeing transportation	(D)	(D)	(D)
Support activities for transportation	715	797	750
Couriers and messengers	(D)	(D)	(D)
Warehousing and storage	(D)	(D)	(D)
Information	8,711	9,046	7,394
Publishing industries, except Internet	2,135	2,108	1,912
Motion picture and sound recording industries	(D)	(D)	(D)
Broadcasting, except Internet	(D)	(D)	(D)
Internet publishing and broadcasts	0	0	0
Telecommunications	1,732	1,348	2,113
ISPs, search portals, and data processing	(D)	(D)	(D)
Other information services	(L)	(L)	(L)
Finance and insurance	36,286	41,329	47,298
Monetary authorities - central bank	0	0	0
Credit intermediation and related activities	17,088	21,139	23,590
Securities, commodity contracts, investments	(D)	3,059	2,831
Insurance carriers and related activities	15,235	17,131	20,877
Funds, trusts, and other financial vehicles	(D)	0	0
Real estate and rental and leasing	16,202	17,807	19,961
Real estate	9,265	(D)	10,259
Rental and leasing services	(D)	(D)	(D)
Lessors of nonfinancial intangible assets	(D)	(D)	(D)
Professional and technical services	(D)	43,559	45,461
Management of companies and enterprises	(D)	21,274	22,508
Administrative and waste services	(D)	18,912	17,056
Administrative and support services	12,836	15,785	14,418
Waste management and remediation services	(D)	3,127	2,638
Educational services	2,876	2,946	3,198
Health care and social assistance	115,858	120,259	129,046
Amubulatory health care services	53,443	54,951	59,415
Hospitals	42,884	44,346	46,681
Nursing and residential care facilities	12,878	13,876	14,809
Social assistance	6,653	7,086	8,141
Arts, entertainment, and recreation	31,618	34,068	33,881
Performing arts and spectator sports	751	787	717
Museums, historical sites, zoos, and parks	2,356	2,449	2,028
Amusement, gambling, and recreation	28,511	30,832	31,136
Accommodation and food services	79,856	85,345	98,241
Accommodation	41,161	44,036	52,769
Food services and drinking places	38,695	41,309	45,472
Other services, except public administration	25,778	27,431	29,622
Repair and maintenance	7,439	7,257	7,475
Personal and laundry services	4,377	4,645	5,531
Membership associations and organizations	11,708	13,288	14,193
Private households	2,254	2,241	2,423
Government and government enterprises	160,010	168,925	176,830
Federal, civilian	8,390	8,643	8,370
Military	3,261	4,141	6,119

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Sauk, Wisconsin [55111]

Item	2001	2002	2003
State and local	148,359	156,141	162,341
State government	11,471	11,769	13,041
Local government	136,888	144,372	149,300

See footnotes at end of table.
Table CA05N

Footnotes for Table CA05 (NAICS)
Personal Income by Major Source and Earnings by Industry

1/ The estimates of earnings for 2001-2003 are based on the 2002 North American Industry Classification System (NAICS).

2/ Census Bureau midyear population estimates. Estimates for 2001-2003 reflect county population estimates available as of April 2005.

3/ Contributions for government social insurance are included in earnings by type and industry but they are excluded from personal income.

4/ The adjustment for residence is the net inflow of the earnings of interarea commuters. For the United States, it consists of adjustments for border workers: Wage and salary disbursements to U.S. residents commuting to Canada less wage and salary disbursements to Canadian and Mexican residents commuting into the United States.

5/ Rental income of persons includes the capital consumption adjustment.

6/ Proprietors' income includes the inventory valuation adjustment and capital consumption adjustment.

7/ "Other" consists of wage and salary disbursements to U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

8/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

o All state and local area dollar estimates are in current dollars (not adjusted for inflation).

E The estimate shown here constitutes the major portion of the true estimate.
(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.
(L) Less than $50,000, but the estimates for this item are included in the totals.
(N) Data not available for this year.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 21, 2006(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
NDE	IndyMac Bancorp, Inc. of CA	NYSE	Pasadena, CA	Thrift	24,203	14	12-31	11/86	44.25	2,909
DSL	Downey Financial Corp. of CA	NYSE	Newport Beach CA	Thrift	17,803	172	12-31	01/71	68.49	1,908
FED	FirstFed Financial Corp. of CA	NYSE	Santa Monica, CA	Thrift	10,569	29	12-31	12/83	53.02	880
CCBI	Commercial Capital Bcrp of CA	NASDAQ	Irvine, CA	Thrift	5,744	21	12-31	12/02	15.74	939
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Pomona, CA	Thrift	4,341	30	03-31	03/96	34.23	838
PROV	Provident Fin. Holdings of CA	NASDAQ	Riverside, CA	M.B.	1,563	12	06-30	06/96	28.11	199
HWFG	Harrington West Fncl Grp of CA	NASDAQ	Solvang, CA	Thrift	1,134	15	12-31	11/02	16.00	87
FPTB	First PacTrust Bancorp of CA	NASDAQ	Chula Vista, CA	Thrift	777	9	12-31	08/02	27.90	123
KFED	K-Fed Bancorp MHC of CA (38.5)	NASDAQ	Covina, CA	Thrift	767	5	06-30	03/04	13.96	201
BOFI	Bofi Holding, Inc. Of CA	NASDAQ	San Diego, CA	Thrift	705	1	06-30	03/05	7.76	65
PPBI	Pacific Premier Bncrp of CA	NASDAQ	Costa Mesa, CA	Thrift	685	3	12-31	06/97	11.30	60
BYFC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles, CA	Thrift	286	4	12-31	01/96	10.60	16
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	NASDAQ	Coral Gables, FL	Thrift	12,208	55	09-30	12/85	29.18	1,058
BFCF	BFC Financial Corp. of FL	NASDAQ	FortLauderdaleFL	Thrift	7,384 D	74	12-31	/	6.19	222
BBX	BankAtlantic Bancorp of FL	NYSE	FortLauderdaleFL	M.B.	6,357	75	12-31	11/83	14.38	881
FFFL	Fidelity Bankshares, Inc of FL	NASDAQ	West Palm Bch FL	Thrift	4,240	49	12-31	05/01	31.99	805
HARB	Harbor Florida Bancshrs of FL	NASDAQ	Fort Pierce, FL	Thrift	3,214	36	09-30	03/98	36.55	880
FDT	Federal Trust Corp of FL	AMEX	Sanford, FL	Thrift	745	6	12-31	12/97	11.07	94
FCFL	First Community Bk Corp of FL	NASDAQ	Pinellas Park FL	Thrift	343	4	12-31	05/03	20.20	77
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	Philadelphia, PA	M.B.	65,062	677	12-31	08/86	20.78	7,894
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	Paramus, NJ	Thrift	29,676	86	12-31	06/05	13.13	7,631
NYB	New York Community Bcrp of NY (3)	NYSE	Westbury, NY	Thrift	27,138	143	12-31	11/93	16.79	4,540
AF	Astoria Financial Corp. of NY	NYSE	Lake Success, NY	Thrift	22,238	86	12-31	11/93	30.43	3,130
FNFG	First Niagara Fin. Group of NY (3)	NASDAQ	Lockport, NY	Thrift	8,065 D	122	12-31	01/03	13.98	1,563
NWSB	Northwest Bcrp MHC of PA(40.0) (3)	NASDAQ	Warren, PA	Thrift	6,528	154	06-30	11/94	25.61	1,283
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Jersey City, NJ	Thrift	5,948	79	12-31	01/03	17.92	1,215
ISRC	Investors Bcrp MHC of NJ(45.7) (3)	NASDAQ	Short Hills, NJ	Thrift	5,232	46	06-30	10/05	13.32	1,549
PRTR	Partners Trust Fin. Grp. of NY (3)	NASDAQ	Utica, NY	Thrift	3,853	37	12-31	07/04	11.19	525
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	Brooklyn, NY	Thrift	3,140	20	12-31	06/96	14.05	519
KNBT	KNBT Bancorp, Inc. of PA	NASDAQ	Bethlehem, PA	Thrift	3,082 D	57	12-31	11/03	16.00	466
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington, DE	Div.	2,953	23	12-31	11/86	60.40	399
TRST	TrustCo Bank Corp NY of NY	NASDAQ	Glenville, NY	Thrift	2,932	75	12-31	/	10.86	813
PBNY	Provident NY Bncrp, Inc. of NY	NASDAQ	Montebello, NY	Thrift	2,746	39	09-30	01/04	12.95	549
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	Lake Success, NY	Thrift	2,422	11	12-31	11/95	16.62	324
PFSB	PennFed Fin. Services of NJ	NASDAQ	West Orange, NJ	Thrift	2,237	25	06-30	07/94	18.16	234
KRNY	Kearny Fin Cp MHC of NJ (30.0)	NASDAQ	Fairfield, NJ	Thrift	2,034	25	06-30	02/05	14.15	1,029
OCFC	OceanFirst Fin. Corp of NJ	NASDAQ	Toms River, NJ	Thrift	2,009	17	12-31	07/96	21.65	270
ESBF	ESB Financial Corp. of PA	NASDAQ	Ellwood City, PA	Thrift	1,870	26	12-31	06/90	11.69	153
PVSA	Parkvale Financial Corp of PA	NASDAQ	Monroeville, PA	Thrift	1,852	47	06-30	07/87	29.25	166
WGBC	Willow Grove Bancorp Inc of PA	NASDAQ	Maple Glen, PA	Thrift	1,604	14	06-30	04/02	16.80	249
FMCO	FMS Fin Corp. of Burlington NJ	NASDAQ	Burlington, NJ	Thrift	1,226	41	12-31	12/88	16.30	106
SFFS	Sound Fed Bancorp, Inc. of NY	NASDAQ	White Plains, NY	Thrift	1,170	14	03-31	01/03	20.67	255
SYNF	Synergy Financial Group of NJ	NASDAQ	Cranford, NJ	Thrift	979	18	12-31	01/04	14.63	166
SVBI	Severn Bancorp, Inc. of MD	NASDAQ	Annapolis, MD	Thrift	870	2	12-31	/	19.03	174
ABBC	Abington Com Bcp MHC PA (45.0)	NASDAQ	Jenkintown, PA	Thrift	855	12	12-31	12/04	15.55	244
CSBK	Clifton Svg Bp MHC of NJ(44.0)	NASDAQ	Clifton, NJ	Thrift	835	10	03-31	03/04	10.53	319
BCSB	BCSB Bankcorp MHC of MD (36.4)	NASDAQ	Baltimore, MD	Thrift	809	17	09-30	07/98	12.56	74
HARL	Harleysville Svgs Fin Cp of PA	NASDAQ	Harleysville, PA	Thrift	770	5	09-30	08/87	17.40	67
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Pittsburgh, PA	Thrift	709	13	09-30	06/88	18.83	56
THRD	TF Fin. Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	673	14	12-31	07/94	28.74	82
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	646 D	8	03-31	10/94	17.30	43
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Bayonne, NJ	Thrift	646	9	12-31	11/89	19.15	95
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	NASDAQ	Ocean City, NJ	Thrift	557	6	12-31	12/04	12.53	110

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 21, 2006(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
FKFS	First Keystone Fin., Inc of PA	NASDAQ	Berwick, PA	Thrift	520	8	09-30	01/95	19.37	39
ABNJ	American Bancorp of NJ	NASDAQ	Bloomfield, NJ	Thrift	516	2	09-30	10/05	11.55	164
WSB	Washington SB, FSB of Bowie MD	AMEX	Bowie, MD	Thrift	497 D	5	07-31	08/88	8.64	64
PBIP	Prudential Bncp MHC PA (45.0) (3)	NASDAQ	Philadelphia, PA	Thrift	451	6	09-30	03/05	13.15	163
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh, PA	Thrift	450	6	06-30	11/93	16.75	39
ONFC	Oneida Fincl MHC of NY (44.0) (3)	NASDAQ	Oneida, NY	Thrift	426	10	12-31	12/98	10.17	78
ALLB	Alliance Bank MHC of PA (20.0) (3)	NASDAQ	Broomall, PA	Thrift	391	9	12-31	03/95	25.76	89
MGYR	Magyar Bancorp MHC of NJ(46.0) (3)	NASDAQ	Nw Brunswick, NJ	Thrift	391	3	09-30	01/06	11.59	69
BFSB	Brooklyn Fed MHC of NY (30.0)	NASDAQ	Brooklyn, NY	Thrift	360	4	09-30	04/05	12.00	159
LSBK	Lake Shore Bnp MHC of NY(47.0)	NASDAQ	Dunkirk, NY	Thrift	359 P	0		04/06	9.92	66
COBK	Colonial Banc MHC of NJ (46.0)	NASDAQ	Bridgeton, NJ	Thrift	344	6	12-31	06/05	12.40	56
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	Elmira, NY	Thrift	335	6	12-31	03/85	25.77	34
GAFC	Greater Atlant. Fin Corp of VA	NASDAQ	Reston, VA	Thrift	318	6	09-30	06/99	5.35	16
LARL	Laurel Capital Group Inc of PA	NASDAQ	Allison Park, PA	Thrift	314	8	06-30	02/87	27.72	55
ROME	Rome Bancorp, Inc. of Rome NY (3)	NASDAQ	Rome, NY	Thrift	323	4	12-31	03/05	12.90	125
PBHC	Pathfinder BC MHC of NY (35.7) (3)	NASDAQ	Oswego, NY	Thrift	304	8	12-31	11/95	11.80	29
GCBC	Green Co Bcrp MHC of NY (44.2) (3)	NASDAQ	Catskill, NY	Thrift	299	7	06-30	12/98	14.75	61
FFCO	FedFirst Fin MHC of PA (45.0)	NASDAQ	Monessen, PA	Thrift	272	7	12-31	04/05	10.80	71
ALFC	Atlantic Liberty Fincl of NY	NASDAQ	Brooklyn, NY	Thrift	180	2	03-31	10/02	23.70	40
IFSB	Independence FSB of DC	NASDAQ	Washington, DC	Thrift	170	5	12-31	06/85	9.79	15
GOV	Gouverneur Bcp MHC of NY(42.6)	AMEX	Gouverneur, NY	Thrift	126	2	09-30	03/99	14.00	32
GLK	Great Lakes Bancorp, Inc of NY	NYSE		Thrift	0	0		/	17.76	0
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI	NYSE	Troy, MI	Thrift	15,052	128	12-31	04/97	15.88	1,008
MAFB	MAF Bancorp, Inc. of IL	NASDAQ	Clarendon Hls IL	Thrift	11,534	73	12-31	01/90	42.86	1,451
CFFN	Capitol Fd Fn MHC of KS (29.7)	NASDAQ	Topeka, KS	Thrift	8,252	37	09-30	04/99	33.99	2,520
ABCW	Anchor BanCorp Wisconsin of WI	NASDAQ	Madison, WI	M.B.	4,275	57	03-31	07/92	29.15	637
BKMU	Bank Mutual Corp of WI	NASDAQ	Milwaukee, WI	Thrift	3,545	71	12-31	10/03	11.83	736
TONE	TierOne Corp. of Lincoln NE	NASDAQ	Lincoln, NE	Thrift	3,304	69	12-31	10/02	33.16	602
FPFC	First Place Fin. Corp. of OH	NASDAQ	Warren, OH	Thrift	2,647	27	06-30	01/99	22.89	346
UCFC	United Community Fin. of OH	NASDAQ	Youngstown OH	Thrift	2,596	35	12-31	07/98	11.66	363
CTZN	Citizens First Bancorp of MI	NASDAQ	Port Huron, MI	Thrift	1,711	23	12-31	03/01	27.66	226
BFIN	BankFinancial Corp. of IL	NASDAQ	Burr Ridge, IL	Thrift	1,643	16	12-31	06/05	16.35	400
WAUW	Wauwatosa Hlds MHC of WI(31.7)	NASDAQ	Wauwatosa, WI	Thrift	1,558	7	06-30	10/05	15.72	520
NASB	NASB Fin, Inc. of Grandview MO	NASDAQ	Grandview, MO	Thrift	1,550	8	09-30	09/85	35.92	302
FDEF	First Defiance Fin. Corp of OH	NASDAQ	Defiance, OH	Thrift	1,478	27	12-31	10/95	26.21	188
CITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	Munster, IN	Thrift	1,264	22	12-31	07/98	14.67	175
PCBI	Peoples Community Bcrp. of OH	NASDAQ	West Chester, OH	Thrift	1,060	14	09-30	03/00	19.90	88
HMNF	HMN Financial, Inc. of MN	NASDAQ	Rochester, MN	Thrift	990	13	12-31	06/94	34.45	152
MFSF	MutualFirst Fin. Inc. of IN	NASDAQ	Muncie, IN	Thrift	964	19	12-31	12/99	20.37	92
HFFC	HF Financial Corp. of SD	NASDAQ	Sioux Falls, SD	Thrift	921	34	06-30	04/92	17.30	68
PULB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis, MO	Thrift	907	7	09-30	12/98	16.60	164
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Solon, OH	R.E.	893	16	06-30	12/92	10.15	78
LNCB	Lincoln Bancorp of IN	NASDAQ	Plainfield, IN	Thrift	868	17	12-31	12/98	18.21	98
CASH	Meta Financial Group of IA	NASDAQ	Storm Lake, IA	Thrift	745	16	09-30	09/93	22.21	56
PFSL	Pocahontas Bancorp, Inc. of AR	NASDAQ	Jonesboro, AR	Thrift	738	20	09-30	04/98	12.50	58
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Hopkinsville, KY	Thrift	649	9	12-31	02/98	16.22	59
FFSX	First Federal Bankshares of IA	NASDAQ	Sioux City, IA	Thrift	601	14	06-30	04/99	21.45	72
MFBC	MFB Corp. of Mishawaka IN	NASDAQ	Mishawaka, IN	Thrift	525	11	09-30	03/94	30.09	40
PFDC	Peoples Bancorp of Auburn IN	NASDAQ	Auburn, IN	Thrift	494	15	09-30	07/87	20.11	66
FFFD	North Central Bancshares of IA	NASDAQ	Fort Dodge, IA	Thrift	492	10	12-31	03/96	39.79	57
FCAP	First Capital, Inc. of IN	NASDAQ	Corydon, IN	Thrift	445	12	12-31	01/99	17.53	45
ASBI	Ameriana Bancorp of IN	NASDAQ	New Castle, IN	Thrift	443	10	12-31	03/87	13.84	44
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Wooster, OH	Thrift	398 D	11	03-31	01/03	15.01	50
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	372	5	12-31	02/95	27.00	42
UCBA	United Comm Bncp MHC IN (45.0)	NASDAQ		Thrift	366	0		03/06	10.50	89
FFBI	First Federal Bancshares of IL	NASDAQ	Colchester, IL	Thrift	350	8	12-31	09/00	18.05	22
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	323	6	12-31	12/96	18.10	29
FFHS	First Franklin Corp. of OH	NASDAQ	Cincinnati, OH	Thrift	302	8	12-31	01/88	15.75	27
CHEV	Cheviot Fin Cp MHC of OH(45.0)	NASDAQ	Cincinnati, OH	Thrift	294	5	12-31	01/04	12.00	119

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 21, 2006(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
FBEI	First Bancorp of Indiana of IN	NASDAQ	Evansville, IN	Thrift	289	7	06-30	04/99	20.04	31
FFNM	First Fed of N. Michigan of MI	NASDAQ	Alpena, MI	Thrift	287	10	12-31	04/05	10.00	31
MCBF	Monarch Community Bncrp of MI	NASDAQ	Coldwater, MI	Thrift	282	6	12-31	08/02	12.60	34
FBTC	First BancTrust Corp of IL	NASDAQ	Paris, IL	Thrift	275	4	12-31	04/01	11.70	28
KFFB	KY Fst Fed Bp MHC of KY (45.0)	NASDAQ	Hazard, KY	Thrift	262	1	06-30	03/05	10.80	93
JXSB	Jcksnville Bcp MHC of IL(47.2)	NASDAQ	Jacksonville, IL	Thrift	256	8	12-31	04/95	13.25	26
PFED	Park Bancorp of Chicago IL	NASDAQ	Chicago, IL	Thrift	240	4	12-31	08/96	32.10	36
FBSI	First Bancshares, Inc. of MO	NASDAQ	Mntn Grove, MO	Thrift	238	10	06-30	12/93	17.18	27
BRBI	Blue River Bancshares of IN	NASDAQ	Shelbyville, IN	Thrift	212	5	12-31	06/98	6.66	23
CFBK	Central Federal Corp. of OH	NASDAQ	Fairlawn, OH	Thrift	197	4	12-31	12/98	7.90	36
FFDF	FFD Financial Corp of Dover OH	NASDAQ	Dover, OH	Thrift	156	3	06-30	04/96	18.08	22
HCFC	Home City Fin. Corp. of OH	NASDAQ	Springfield, OH	Thrift	151	2	12-31	12/96	15.29	13
FFFS	First Fed Serv MHC of IL(45.0)	NASDAQ	Edwardsville, IL	Thrift	142	1	12-31	06/04	20.60	81
FNFI	First Niles Fin., Inc. of OH	NASDAQ	Niles, OH	Thrift	99	1	12-31	10/98	14.00	19
New England Companies										
PBCT	Peoples Bank MHC of CT (42.1) (3)	NASDAQ	Bridgeport, CT	Div.	11,081	157	12-31	07/88	33.16	4,699
NAL	NewAlliance Bancshares of CT (3)	NYSE	New Haven, CT	Thrift	6,882	64	12-31	04/04	14.10	1,552
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Brookline, MA	Thrift	2,243	15	12-31	07/02	13.66	841
BHLB	Berkshire Hills Bancorp of MA (3)	NASDAQ	Pittsfield, MA	Thrift	2,056	25	12-31	06/00	34.41	296
RCKB	Rockville Fin MHC of CT (45.0) (3)	NASDAQ	Vrn Rockville CT	Thrift	1,116	16	12-31	05/05	14.26	277
UBNK	United Fin Grp MHC of MA(46.6)	NASDAQ	W Springfield MA	Thrift	948	11	12-31	07/05	11.98	206
BFBC	Benjamin Frkln Bncrp Inc of MA (3)	NASDAQ	Franklin, MA	Thrift	896	9	12-31	04/05	13.94	118
MASB	MassBank Corp. of Reading MA (3)	NASDAQ	Reading, MA	Thrift	891	15	12-31	05/86	32.89	143
NMIL	Newmil Bancorp, Inc. of CT (3)	NASDAQ	New Milford, CT	Thrift	878	20	12-31	02/86	39.96	163
WFD	Westfield Finl MHC of MA(43.0) (3)	AMEX	Westfield, MA	Thrift	823	10	12-31	12/01	24.93	242
LEGC	Legacy Bancorp, Inc. of MA (3)	NASDAQ	Pittsfield, MA	Thrift	793	10	12-31	10/05	14.97	154
SIFI	SI Fin Gp Inc MHC of CT (40.0) (3)	NASDAQ	Willimantic, CT	Thrift	724	16	12-31	10/04	11.05	138
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	642	8	12-31	12/88	39.00	83
NHTB	NH Thrift Bancshares of NH	NASDAQ	Newport, NH	Thrift	637	17	12-31	05/86	16.10	68
LSBX	LSB Corp of No. Andover MA (3)	NASDAQ	North Andover,MA	Thrift	546	7	12-31	05/86	17.54	79
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	537 D	10	03-31	10/86	32.02	51
PSBH	PSB Hldgs Inc MHC of CT (46.3) (3)	NASDAQ	Putnam, CT	Thrift	430	4	06-30	10/04	10.72	72
NVSL	Naug Vlly Fin MHC of CT (45.0)	NASDAQ	Naugatuck, CT	Thrift	366	6	12-31	10/04	11.24	85
NEBS	New England Bnchrs Inc. of CT	NASDAQ	Enfield, CT	Thrift	246 P	8	03-31	12/05	11.49	61
MFLR	Mayflower Co-Op. Bank of MA (3)	NASDAQ	Middleboro, MA	Thrift	239 D	6	04-30	12/87	13.13	27
North-West Companies										
WFSL	Washington Federal, Inc. of WA	NASDAQ	Seattle, WA	Thrift	8,587	121	09-30	11/82	22.73	1,982
FMSB	First Mutual Bncshrs Inc of WA (3)	NASDAQ	Bellevue, WA	Thrift	1,085	12	12-31	12/85	26.03	138
RPFG	Ranier Pacific Fin Group of WA (3)	NASDAQ	Tacoma, WA	Thrift	891	13	12-31	10/03	17.79	118
FBNW	FirstBank NW Corp. of WA	NASDAQ	Clarkston, WA	Thrift	846	22	03-31	07/97	26.05	158
RVSB	Riverview Bancorp, Inc. of WA	NASDAQ	Vancouver, WA	Thrift	764	16	03-31	10/97	26.30	152
TSBK	Timberland Bancorp, Inc. of WA	NASDAQ	Hoquiam, WA	Thrift	557	25	09-30	01/98	31.11	117
South-East Companies										
NTBK	NetBank, Inc. of Alpharetta GA	NASDAQ	Alpharetta, GA	Thrift	4,469	1	12-31	07/97	6.12	283
FFCH	First Fin. Holdings Inc. of SC	NASDAQ	Charleston, SC	Thrift	2,591	47	09-30	11/83	32.08	386
CFCP	Coastal Fin. Corp. of SC	NASDAQ	Myrtle Beach, SC	Thrift	1,644	19	09-30	09/90	13.13	257
SUPR	Banc Corporation of AL (3)	NASDAQ	Birmingham, AL	Thrift	1,432	0		/	11.24	228
CHFN	Charter Fincl MHC of GA (19.1)	NASDAQ	West Point, GA	Thrift	1,101	9	09-30	10/01	38.10	748
FFBH	First Fed. Bancshares of AR	NASDAQ	Harrison, AR	Thrift	877	15	12-31	05/96	22.32	112
ACFC	Atl Cst Fed Cp of GA MHC(39.9)	NASDAQ	Waycross, GA	Thrift	771	12	12-31	10/04	15.92	225
CSBC	Citizens South Banking of NC	NASDAQ	Gastonia, NC	Thrift	702	11	12-31	10/02	12.60	104
TSH	Teche Hlding Cp of N Iberia LA	AMEX	New Iberia, LA	Thrift	696	17	09-30	04/95	44.05	99
CFFC	Community Fin. Corp. of VA	NASDAQ	Staunton, VA	Thrift	418 D	8	03-31	03/88	22.71	48
HBOS	Heritage Fn Gp MHC of GA(30.0)	NASDAQ	Albany, GA	Thrift	363	7	12-31	06/05	13.35	150

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 21, 2006(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
South-East Companies (continued)										
JFBI	Jefferson Bancshares Inc of TN	NASDAQ	Morristown, TN	Thrift	312	1	06-30	07/03	12.97	87
SSFC	South Street Fin. Corp. of NC	NASDAQ	Albemarle, NC	Thrift	256	2	12-31	10/96	9.50	28
PEDE	Great Pee Dee Bancorp of SC	NASDAQ	Cheraw, SC	Thrift	214	3	06-30	12/97	15.75	28
GSLA	GS Financial Corp. of LA	NASDAQ	Metairie, LA	Thrift	177	4	12-31	04/97	18.05	23
South-West Companies										
FBTX	Franklin Bank Corp of TX (3)	NASDAQ	Houston, TX	Thrift	4,768	32	12-31	12/03	19.45	455
FFSW	First Fed Banc of SW Inc of NM	NASDAQ	Roswell, NM	Thrift	553	13	09-30	/	15.50	62
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	NASDAQ	Denver, CO	Thrift	2,146	1	12-31	10/96	22.93	173
HOME	Home Fed Bncp MHC of ID (39.8)	NASDAQ	Nampa, ID	Thrift	747	15	09-30	12/04	15.48	235
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 06/21/06

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of June 16, 2006

Financial Institution	Market Capitalization Price/Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/Assets (%)	NPAs/Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	19.45	408.65	0.94	13.18	19.79	153.98	17.00	173.36	20.98	0.43	2.20	34.18	2,868	11.10	0.48	0.70	7.33	0.67	6.88
All Public Companies	19.45	408.65	0.94	13.18	19.79	153.98	17.00	173.36	20.98	0.43	2.20	34.18	2,868	11.10	0.48	0.70	7.33	0.67	6.88
Special Selection Grouping(8)	15.89	25.11	0.36	14.07	16.11	115.25	13.92	120.36	19.36	0.40	2.55	31.06	184	12.02	1.09	0.20	2.08	0.13	1.68
Comparable Group																			
Special Comparative Group(8)																			
BRBI Blue River Bancshares of IN	6.66	23.36	0.45	5.01	14.48	132.93	11.04	165.67	14.80	0.00	0.00	0.00	212	8.30	1.42	0.75	9.60	0.74	9.39
CFBK Central Federal Corp. of OH	7.90	35.90	-0.72	6.59	NM	119.88	18.25	119.88	NM	0.36	4.56	NM	197	15.23	0.46	-1.91	-15.81	-1.93	-16.04
FFDF FFD Financial Corp of Dover OH	18.08	21.55	0.82	15.14	16.14	119.42	13.84	119.42	22.05	0.48	2.65	58.54	156	11.59	NA	0.88	7.58	0.65	5.55
FBSI First Bancshares, Inc. of MO	17.18	26.68	-0.08	17.28	NM	99.42	11.23	100.76	NM	0.16	0.93	NM	238	11.29	NA	-0.11	-0.98	-0.05	-0.46
FFFS *First Fed Serv MHC of IL(45.0)*(7)	20.60	36.34	0.42	9.65	NM	213.47	56.95	213.47	NM	0.52	2.52	NM	142	26.68	0.01	1.18	4.40	1.18	4.40
FNFI First Niles Fin., Inc. of OH	14.00	19.39	0.49	11.66	18.67	120.07	19.53	120.07	28.57	0.64	4.57	NM	99	16.26	0.95	1.05	6.40	0.68	4.18
HCFC Home City Fin. Corp. of OH	15.29	12.78	1.27	16.27	15.14	93.98	8.49	95.68	12.04	0.44	2.88	34.65	151	9.03	0.59	0.56	6.38	0.70	8.02
PFED Park Bancorp of Chicago IL	32.10	36.11	0.29	26.52	NM	121.04	15.06	121.04	NM	0.72	2.24	NM	240	12.45	2.04	0.17	1.41	0.13	1.08

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-West Companies; Assets less than $250 Million;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of June 16, 2006

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Financial Characteristics(6) Equity/ Assets (%)	Financial Characteristics(6) NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	19.45	408.65	0.94	13.18	19.79	153.98	17.00	173.36	20.98	0.43	2.20	34.18	2,868	11.10	0.48	0.70	7.33	0.67	6.88
All Public Companies	19.45	408.65	0.94	13.18	19.79	153.98	17.00	173.36	20.98	0.43	2.20	34.18	2,868	11.10	0.48	0.70	7.33	0.67	6.88
Special Selection Grouping(8)	16.83	38.48	0.89	14.33	20.16	119.72	14.54	130.38	21.87	0.51	2.97	49.19	349	11.74	0.83	0.50	4.85	0.54	5.16
Comparable Group																			
Special Comparative Group(8)																			
ASBI Ameriana Bancorp of IN	13.84	44.45	0.46	11.08	29.45	124.91	10.03	128.03	30.09	0.64	4.62	NM	443	8.03	0.92	0.34	4.06	0.34	3.98
CHEV Cheviot Fin Cp MHC of OH(45.0)	12.00	53.56	0.20	7.46	NM	160.86	40.54	160.86	NM	0.28	2.33	NM	294	25.20	0.08	0.69	2.59	0.69	2.59
FBTC First BancTrust Corp of IL	11.70	27.69	0.39	11.03	23.40	106.07	10.07	110.38	30.00	0.24	2.05	61.54	275	9.49	0.65	0.47	4.47	0.37	3.49
FBEI First Bancorp of Indiana of IN	20.04	31.14	1.28	18.43	20.24	108.74	10.78	116.44	15.66	0.60	2.99	46.88	289	9.91	0.16	0.54	5.25	0.70	6.79
FCAP First Capital, Inc. of IN	17.53	45.37	1.33	16.37	12.70	107.09	10.20	124.15	13.18	0.68	3.88	51.13	445	9.52	0.90	0.80	8.43	0.77	8.12
FFNM First Fed of N. Michigan of MI	10.00	31.20	0.36	11.76	NM	85.03	10.86	96.34	27.78	0.20	2.00	55.56	287	12.77	1.57	0.18	1.49	0.40	3.35
FFBI First Federal Bancshares of IL	18.05	22.42	0.50	16.99	29.11	106.24	6.41	114.60	36.10	0.48	2.66	NM	350	6.03	0.40	0.23	3.49	0.19	2.82
FFHS First Franklin Corp. of OH	15.75	26.55	0.97	14.77	21.00	106.64	8.79	106.64	16.24	0.36	2.29	37.11	302	8.25	1.47	0.44	5.17	0.57	6.68
JXSB Jcksnville Bcp MHC of IL(47.2)	13.25	12.31	0.48	10.20	25.48	129.90	10.25	151.60	27.60	0.30	2.26	29.29	256	7.89	0.65	0.40	5.10	0.37	4.71
KFFB KY Fst Fed Bp MHC of KY (45.0)	10.80	41.77	0.23	7.52	NM	143.62	35.38	188.15	NM	0.40	3.70	NM	262	24.63	0.49	0.70	2.89	0.73	3.02
LSBI LSB Fin. Corp. of Lafayette IN	27.00	41.58	2.08	21.63	12.22	124.83	11.18	124.83	12.98	0.68	2.52	32.69	372	8.96	2.83	0.92	10.51	0.87	9.89
MCBF Monarch Community Bncrp of MI	12.60	33.57	0.40	15.07	24.71	83.61	11.89	114.75	31.50	0.24	1.90	60.00	282	14.23	1.31	0.49	3.39	0.38	2.66
FFFD North Central Bancshares of IA	39.79	56.90	3.82	29.45	10.99	135.11	11.56	153.22	10.42	1.32	3.32	34.55	492	8.55	0.36	1.07	11.96	1.13	12.62
PFDC Peoples Bancorp of Auburn IN	20.11	66.36	1.20	19.38	17.96	103.77	13.44	108.18	16.76	0.76	3.78	63.33	494	12.95	0.46	0.75	5.69	0.80	6.10
RIVR River Valley Bancorp of IN	18.10	28.98	1.13	14.46	14.72	125.17	8.98	125.35	16.02	0.78	4.31	69.03	323	7.17	1.03	0.63	8.58	0.57	7.88
UCBA United Comm Bncp MHC IN (45.0)	10.50	39.99	-0.01	7.38	NM	142.28	24.26	142.28	NM	0.28	2.67	NM	366	17.05	0.52	-0.12	-0.91	-0.02	-0.18
WAYN Wayne Savings Bancshares of OH	15.01	50.25	0.36	10.62	NM	141.34	12.63	150.70	NM	0.48	3.20	NM	398	8.93	0.24	0.03	0.26	0.30	3.16

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-West Companies; Assets $250-$500 Million;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit III-4
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2005 (000)	Proj. Pop. 2010	2000-2005 % Change	2005-2010 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
Ameriana Bancorp of IN	Henry	49	48	47	-1.8%	-2.3%	$22,019	93.5%	35.0%
FFD Financial Corp of Dover, OH	Tuscarawas	91	92	93	1.2%	0.7%	20,665	79.5%	10.0%
First BancTrust Corp. of IL	Edgar	20	19	19	-1.5%	-1.0%	20,320	75.0%	23.2%
First Bancorp of Indiana of IN	Vanderburgh	172	173	175	0.6%	0.9%	23,604	100.2%	5.6%
First Fed of Northern Michigan of MI	Alpena	31	31	31	-1.1%	-0.6%	19,958	77.9%	29.7%
First Federal Bancshares, Inc. of IL	McDonough	33	34	34	2.3%	0.8%	19,345	71.4%	26.9%
First Franklin Corp. of OH	Hamilton	845	820	798	-3.0%	-2.7%	30,654	117.9%	0.9%
LSB Financial Corp. of Lafayette IN	Tippecanoe	149	160	172	7.4%	7.4%	22,992	97.6%	14.6%
Monarch Community Bancorp of MI	Branch	46	48	49	4.1%	3.3%	19,548	76.3%	18.5%
River Valley Bancorp of IN	Jefferson	32	32	32	1.1%	0.2%	20,320	86.3%	40.8%
	Averages:	**147**	**146**	**145**	**0.9%**	**0.7%**	**$21,943**	**87.5%**	**20.5%**
	Medians:	**47**	**48**	**48**	**0.8%**	**0.4%**	**20,493**	**82.9%**	**20.9%**
Citizens Community Federal	**Eau Claire**	**93**	**98**	**103**	**5.3%**	**5.3%**	**$23,619**	**92.7%**	**8.8%**

(1) Total institution deposits in headquarters county as percent of total county deposits.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of June 16, 2006

	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(134)	20.55	25,467	476.0	22.96	17.74	20.61	-0.45	4.05	2.57	1.20	1.10	14.66	12.99	168.93
SAIF-Insured Thrifts(108)	20.39	17,758	384.8	22.90	17.54	20.49	-0.55	3.43	2.65	1.22	1.08	14.63	13.13	173.16
BIF-Insured Thrifts(26)	21.20	56,920	848.0	23.19	18.58	21.13	-0.03	6.54	2.23	1.14	1.17	14.76	12.39	151.68
NYSE Traded Companies(12)	30.02	108,227	2,432.4	34.81	25.47	30.52	-1.53	-2.96	3.25	2.63	1.82	19.11	16.29	254.55
AMEX Traded Companies(4)	20.27	5,162	75.1	21.38	16.97	20.29	0.13	6.45	3.42	1.29	1.29	14.97	14.53	180.32
NASDAQ Listed OTC Companies(118)	19.63	18,064	298.2	21.85	17.01	19.65	-0.36	4.65	2.47	1.06	1.02	14.21	12.61	160.12
California Companies(11)	28.85	20,589	729.5	33.84	24.57	29.19	-0.75	0.03	0.94	2.75	1.92	19.10	18.19	265.56
Florida Companies(7)	21.37	27,839	573.8	24.34	17.37	21.81	-2.57	1.68	3.35	0.96	0.89	10.15	9.34	160.97
Mid-Atlantic Companies(38)	18.45	57,938	967.0	20.36	16.38	18.56	-0.74	3.45	1.75	1.12	1.08	12.42	10.42	149.55
Mid-West Companies(44)	19.96	9,217	185.1	22.54	17.50	19.97	-0.28	2.03	2.08	1.03	0.98	16.01	14.23	175.10
New England Companies(13)	21.10	18,607	289.5	23.15	18.11	20.89	0.64	11.49	2.94	0.95	1.02	16.04	13.83	149.98
North-West Companies(6)	24.79	21,736	501.5	26.25	20.38	24.54	0.99	13.98	11.16	1.54	1.47	14.97	13.53	143.41
South-East Companies(12)	18.38	10,717	140.4	19.84	15.91	18.47	-0.54	0.29	1.65	0.96	0.90	13.09	12.23	135.29
South-West Companies(2)	17.48	13,691	258.4	18.55	14.33	17.51	-0.02	4.73	5.38	1.19	1.06	13.71	9.64	171.34
Western Companies (Excl CA)(1)	22.93	7,557	173.3	24.60	12.00	22.97	-0.17	77.89	21.90	0.55	0.83	14.16	14.16	283.96
Thrift Strategy(128)	20.22	22,726	416.2	22.54	17.41	20.27	-0.39	4.45	2.69	1.16	1.06	14.60	12.93	166.95
Mortgage Banker Strategy(4)	23.11	117,534	2,403.0	27.27	21.36	23.65	-2.54	-6.58	1.65	1.89	1.66	14.51	12.02	172.78
Real Estate Strategy(1)	10.15	7,716	78.3	13.75	9.70	10.15	0.00	-11.12	-4.61	0.68	0.61	8.85	8.85	115.68
Diversified Strategy(1)	60.40	6,606	399.0	65.00	51.75	60.37	0.05	12.77	-1.39	4.30	4.35	27.91	27.68	447.00
Companies Issuing Dividends(120)	20.98	26,945	505.7	23.34	18.19	21.03	-0.37	3.63	2.39	1.23	1.12	15.00	13.25	167.44
Companies Without Dividends(13)	16.38	11,301	191.8	19.31	13.46	16.64	-1.18	8.07	4.29	0.98	0.84	11.35	10.44	183.26
Equity/Assets <6%(15)	22.22	22,713	546.0	25.72	18.39	22.65	-1.70	6.06	4.32	1.39	1.29	14.33	13.67	267.69
Equity/Assets 6-12%(85)	21.89	15,477	347.7	24.52	19.10	21.92	-0.40	0.89	1.29	1.40	1.24	15.12	13.74	182.97
Equity/Assets >12%(33)	16.44	52,185	776.3	17.82	14.02	16.44	-0.06	11.32	5.14	0.62	0.66	13.59	10.77	92.85
Actively Traded Companies(10)	27.29	53,372	1,220.8	30.06	24.20	27.17	0.19	-0.19	1.98	1.79	1.75	18.28	15.86	206.09
Market Value Below $20 Million(5)	12.42	1,332	16.0	14.98	11.11	12.45	-0.33	-9.96	-9.10	0.56	0.35	11.81	11.74	136.28
Holding Company Structure(128)	20.71	26,541	497.2	23.10	17.86	20.81	-0.57	4.58	2.88	1.21	1.11	14.77	13.02	169.61
Assets Over $1 Billion(56)	23.11	53,409	1,008.5	26.07	19.83	23.28	-0.94	3.56	2.03	1.52	1.29	14.73	12.12	180.38
Assets $500 Million-$1 Billion(40)	20.52	5,345	95.5	22.50	17.53	20.48	-0.06	6.73	4.36	1.10	1.09	15.18	13.85	175.71
Assets $250-$500 Million(24)	17.25	3,070	46.6	19.05	15.69	17.29	-0.25	1.45	1.88	1.05	1.07	14.21	13.48	158.00
Assets less than $250 Million(13)	14.95	2,182	27.6	17.31	12.61	14.91	0.21	2.53	0.64	0.35	0.31	13.48	13.29	115.05
Goodwill Companies(99)	21.86	25,807	524.8	24.34	18.82	21.95	-0.60	4.32	3.21	1.33	1.20	15.40	13.14	176.74
Non-Goodwill Companies(34)	16.82	24,499	337.1	19.01	14.66	16.81	-0.03	3.27	0.75	0.85	0.81	12.55	12.55	146.70
Acquirors of FSLIC Cases(4)	28.71	29,952	987.3	33.44	24.03	28.79	0.12	-6.91	-3.32	2.27	1.47	19.78	19.52	246.33

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 16, 2006

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(37)	15.58	22,072	171.0	16.74	13.21	15.58	0.08	12.40	9.09	0.36	0.38	7.99	7.58	63.57
SAIF-Insured Thrifts(24)	14.81	17,484	105.9	15.55	12.48	14.66	1.01	15.12	10.80	0.31	0.31	7.68	7.43	56.70
BIF-Insured Thrifts(13)	16.94	30,189	286.3	18.84	14.51	17.19	-1.57	7.58	6.06	0.45	0.50	8.52	7.84	75.73
AMEX Traded Companies(2)	19.47	5,991	59.6	19.93	16.48	18.86	3.79	4.18	13.59	0.58	0.58	10.13	10.13	69.94
NASDAQ Listed OTC Companies(35)	15.36	23,018	177.6	16.55	13.02	15.38	-0.14	12.88	8.82	0.35	0.37	7.86	7.43	63.20
California Companies(1)	13.96	14,363	77.4	14.25	11.69	13.97	-0.07	14.33	16.33	0.35	0.35	6.52	6.21	53.39
Mid-Atlantic Companies(18)	13.92	20,502	122.9	15.22	11.62	13.96	-0.16	9.95	9.52	0.34	0.39	7.76	7.28	67.02
Mid-West Companies(7)	16.04	22,693	177.7	17.24	14.19	16.06	-0.29	11.49	6.50	0.32	0.32	8.55	8.01	65.19
New England Companies(7)	16.76	30,697	347.2	17.95	14.78	16.76	0.36	11.49	5.27	0.42	0.43	8.20	7.90	63.63
South-East Companies(3)	22.46	15,004	93.3	23.13	18.24	22.08	1.89	23.77	11.94	0.43	0.33	8.61	8.45	47.62
Western Companies (Excl CA)(1)	15.48	15,154	91.8	15.75	11.50	15.59	-0.71	32.19	27.62	0.43	0.43	6.89	6.89	49.31
Thrift Strategy(36)	15.08	18,654	119.5	16.23	12.79	15.05	0.15	12.36	9.15	0.35	0.36	7.95	7.55	63.15
Diversified Strategy(1)	33.16	141,700	1,975.9	34.50	28.17	33.98	-2.41	13.91	6.76	0.99	0.95	9.22	8.47	78.20
Companies Issuing Dividends(28)	16.61	21,488	182.9	17.93	14.28	16.59	0.13	9.17	6.97	0.40	0.39	8.20	7.66	67.07
Companies Without Dividends(9)	12.50	23,825	135.4	13.16	10.03	12.52	-0.08	22.09	15.43	0.25	0.33	7.35	7.33	53.08
Equity/Assets <6%(1)	12.56	5,912	27.0	14.20	12.10	12.33	1.87	-7.65	-3.38	0.07	0.18	6.72	6.29	136.79
Equity/Assets 6-12%(11)	18.64	28,226	316.6	20.58	16.23	18.84	-0.89	5.76	2.98	0.54	0.53	8.90	8.13	92.69
Equity/Assets >12%(25)	14.31	19,925	110.3	15.08	11.88	14.22	0.45	16.28	12.41	0.30	0.32	7.62	7.38	47.17
Holding Company Structure(33)	15.32	18,621	121.6	16.51	12.99	15.29	0.15	12.28	9.01	0.35	0.37	8.06	7.63	65.40
Assets Over $1 Billion(8)	23.54	65,883	587.6	24.80	19.35	23.53	0.02	23.02	15.07	0.56	0.53	9.39	8.71	69.18
Assets $500 Million-$1 Billion(10)	14.45	14,368	84.5	15.09	12.22	14.29	0.98	15.58	9.58	0.32	0.34	7.39	7.29	63.75
Assets $250-$500 Million(17)	12.60	7,150	35.1	14.07	11.05	12.73	-0.75	6.15	5.14	0.29	0.33	7.65	7.17	61.33
Assets less than $250 Million(2)	14.00	2,292	13.6	14.00	10.85	13.25	5.66	1.82	23.35	0.53	0.53	8.38	8.38	55.00
Goodwill Companies(17)	15.85	24,083	213.3	17.21	13.60	15.87	-0.14	8.64	6.28	0.39	0.38	8.07	7.20	70.54
Non-Goodwill Companies(20)	15.34	20,273	133.2	16.31	12.87	15.31	0.27	15.76	11.60	0.34	0.38	7.91	7.91	57.33
MHC Institutions(37)	15.58	22,072	171.0	16.74	13.21	15.58	0.08	12.40	9.09	0.36	0.38	7.99	7.58	63.57
MHC Converted Last 3 Months(2)	10.21	7,539	35.4	10.90	10.09	10.33	-1.17	2.10	2.10	0.15	0.18	7.69	7.69	48.76

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 16, 2006

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst- anding (000)	Market Capitalization: Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	30.43	102,872	3,130.4	31.95	24.43	30.69	-0.85	8.10	3.50	2.17	2.11	12.73	10.93	216.17
BBX	BankAtlantic Bancorp of FL	14.38	61,294	881.4	19.33	12.67	14.66	-1.91	-19.75	2.71	0.75	0.86	8.51	7.13	103.72
DSL	Downey Financial Corp. of CA	68.49	27,854	1,907.7	80.84	55.06	68.88	-0.57	-9.20	0.15	7.56	5.23	44.86	44.74	639.15
FED	FirstFed Financial Corp. of CA	53.02	16,602	880.2	68.44	49.05	55.71	-4.83	-6.52	-2.75	6.27	6.26	36.34	36.16	636.63
FBC	Flagstar Bancorp. Inc. of MI	15.88	63,488	1,008.2	19.39	12.62	16.12	-1.49	-15.53	10.28	1.24	0.58	12.33	12.33	237.08
GLK	Great Lakes Bancorp, Inc of NY(8)	17.76	0	0.0	21.14	15.23	17.98	-1.22	13.63	-0.22	0.00	0.00	0.00	0.00	0.00
NDE	IndyMac Bancorp, Inc. of CA	44.25	65,748	2,909.3	50.50	34.40	44.48	-0.52	2.91	13.40	4.78	-1.16	25.00	23.77	368.12
NYB	New York Community Bcrp of NY*	16.79	270,375	4,539.6	19.05	15.69	16.63	0.96	-6.36	1.63	0.99	1.07	12.30	4.66	100.37
NAL	NewAlliance Bancshares of CT*	14.10	110,091	1,552.3	15.10	13.62	14.14	-0.28	-1.67	-3.03	0.45	0.47	12.07	7.44	62.51
PFB	PFF Bancorp, Inc. of Pomona CA	34.23	24,493	838.4	35.51	27.01	33.77	1.36	15.84	12.16	2.13	2.10	14.85	14.80	177.23
PFS	Provident Fin. Serv. Inc of NJ*	17.92	67,777	1,214.6	19.16	16.27	18.16	-1.32	1.88	-3.19	0.85	0.84	15.74	9.35	87.76
SOV	Sovereign Bancorp, Inc. of PA	20.78	379,899	7,894.3	23.61	19.39	22.44	-7.40	-2.21	0.92	1.71	1.63	15.53	7.86	171.26
AMEX Traded Companies															
CNY	Carver Bancorp, Inc. of NY	17.30	2,507	43.4	18.06	15.00	16.89	2.43	1.76	12.34	1.24	1.47	19.19	19.19	257.67
FDT	Federal Trust Corp of FL	11.07	8,465	93.7	12.45	9.66	11.25	-1.60	1.37	-10.58	0.52	0.49	5.33	5.33	87.98
GOV	Gouverneur Bcp MHC of NY(42.6)	14.00	2,292	13.6	14.00	10.85	13.25	5.66	1.82	23.35	0.53	0.53	8.38	8.38	55.00
TSH	Teche Hlding Cp of N Iberia LA	44.05	2,256	99.4	44.99	35.51	44.40	-0.79	22.19	12.63	2.57	2.62	27.50	25.75	308.70
WSB	Washington SB, FSB of Bowie MD	8.64	7,418	64.1	10.00	7.70	8.60	0.47	0.47	-0.69	0.84	0.58	7.86	7.86	66.94
WFD	Westfield Finl MHC of MA(43.0)*	24.93	9,690	105.5	25.85	22.10	24.46	1.92	6.54	3.83	0.62	0.62	11.87	11.87	84.89
NASDAQ Listed OTC Companies															
ABBC	Abington Com Bcp MHC PA (45.0)	15.55	15,671	111.1	15.72	11.20	14.59	6.58	36.52	19.89	0.42	0.43	7.36	7.36	54.59
ALLB	Alliance Bank MHC of PA (20.0)*	25.76	3,441	17.7	28.95	21.61	26.90	-4.24	10.80	-2.39	0.34	0.38	9.77	9.77	113.67
ASBI	Ameriana Bancorp of IN	13.84	3,212	44.5	15.00	11.75	13.40	3.28	-4.55	6.87	0.47	0.46	11.08	10.81	138.00
ABNJ	American Bancorp of NJ	11.55	14,169	163.7	11.70	8.82	11.51	0.35	33.99	16.43	0.16	0.16	9.08	9.08	36.44
ABCW	Anchor BanCorp Wisconsin of WI	29.15	21,854	637.0	32.98	28.34	29.11	0.14	-1.82	-3.92	2.04	1.95	14.69	13.78	195.62
ACFC	Atl Cst Fed Cp of GA MHC(39.9)	15.92	14,141	92.2	15.98	11.77	15.68	1.53	31.35	13.23	0.35	0.36	6.65	6.44	54.49
ALFC	Atlantic Liberty Fincl of NY(8)	23.70	1,701	40.3	30.00	20.80	24.00	-1.25	-7.06	5.80	0.16	0.99	16.77	16.77	105.87
BCSB	BCSB Bankcorp MHC of MD (36.4)	12.56	5,912	27.0	14.20	12.10	12.33	1.87	-7.65	-3.38	0.07	0.18	6.72	6.29	136.79
BFCF	BFC Financial Corp. of FL	6.19	35,816	221.7	9.00	4.90	6.75	-8.30	-26.31	12.14	0.38	0.03	4.69	2.28	206.17
SUPR	Banc Corporation of AL*	11.24	20,287	228.0	12.00	10.05	11.15	0.81	4.85	-1.49	0.17	0.11	5.22	4.62	70.59
BKMU	Bank Mutual Corp of WI	11.83	62,219	736.1	12.11	10.00	11.88	-0.42	9.54	11.60	0.41	0.38	8.69	7.78	56.98
BFIN	BankFinancial Corp. of IL	16.35	24,466	400.0	16.41	12.99	15.88	2.96	63.50	11.38	0.51	0.51	13.62	12.85	67.16
BKUNA	BankUnited Fin. Corp. of FL	29.18	36,247	1,057.7	32.00	20.18	30.65	-4.80	12.84	9.82	0.96	0.87	18.85	18.07	336.81
BFBC	Benjamin Frkln Bncrp Inc of MA*	13.94	8,489	118.3	14.80	10.33	13.99	-0.36	33.78	-0.92	0.16	0.38	12.81	8.38	105.56
BHLB	Berkshire Hills Bancorp of MA*	34.41	8,601	296.0	36.08	31.65	34.77	-1.04	-1.12	2.72	1.14	1.69	28.79	17.26	239.08
BRBI	Blue River Bancshares of IN	6.66	3,507	23.4	6.97	4.91	6.91	-3.62	26.86	28.08	0.46	0.45	5.01	4.02	60.33
BOFI	Bofi Holding, Inc. Of CA	7.76	8,385	65.1	9.95	6.27	7.75	0.13	-16.29	-3.00	0.34	0.31	7.73	7.73	84.04
BYFC	Broadway Financial Corp. of CA	10.60	1,555	16.5	12.40	10.02	10.65	-0.47	-4.50	-3.20	1.05	1.04	10.06	10.06	183.61
BRKL	Brookline Bancorp, Inc. of MA*	13.66	61,584	841.2	16.71	13.38	13.98	-2.29	-14.30	-3.60	0.36	0.36	9.59	8.87	36.42
BFSB	Brooklyn Fed MHC of NY (30.0)	12.00	13,225	47.6	12.30	9.95	11.95	0.42	12.78	8.50	0.31	0.31	5.86	5.86	27.25
CITZ	CFS Bancorp, Inc of Munster IN	14.67	11,904	174.6	15.00	12.91	14.79	-0.81	11.47	2.59	0.51	0.55	11.78	11.66	106.22
CFFN	Capitol Fd Fn MHC of KS (29.7)	33.99	74,144	751.0	36.79	31.46	33.82	0.50	0.83	3.19	0.75	0.75	11.62	11.62	111.30
CEBK	Central Bncrp of Somerville MA*	32.02	1,590	50.9	36.20	25.20	31.77	0.79	24.59	14.56	1.85	1.73	24.63	23.22	337.65
CFBK	Central Federal Corp. of OH	7.90	4,544	35.9	10.49	7.07	7.70	2.60	-18.72	0.77	-0.71	-0.72	6.59	6.59	43.28
CHFN	Charter Fincl MHC of GA (19.1)	38.10	19,631	142.6	40.05	32.68	37.56	1.44	6.45	6.69	0.71	0.40	13.02	12.73	56.08
CHEV	Cheviot Fin Cp MHC of OH(45.0)	12.00	9,919	53.6	12.25	11.02	12.00	0.00	7.82	2.65	0.20	0.20	7.46	7.46	29.60
CTZN	Citizens First Bancorp of MI	27.66	8,161	225.7	32.43	19.90	27.81	-0.54	37.20	17.35	1.11	1.22	20.95	19.37	209.64
CSBC	Citizens South Banking of NC	12.60	8,279	104.3	12.80	11.41	12.75	-1.18	3.96	5.44	0.37	0.45	10.23	6.34	84.83
CSBK	Clifton Svg Bp MHC of NJ(44.0)	10.53	30,284	138.8	11.05	10.01	10.53	0.00	1.74	4.67	0.12	0.12	6.53	6.53	27.57
CFCP	Coastal Fin. Corp. of SC	13.13	19,583	257.1	14.92	12.23	12.69	3.47	-3.74	2.10	0.92	0.92	5.12	5.12	83.95
COBK	Colonial Banc MHC of NJ (46.0)	12.40	4,522	25.8	12.86	9.31	12.09	2.56	24.00	17.54	0.39	0.38	7.88	7.88	76.05
CCBI	Commercial Capital Bcrp of CA	15.74	59,655	939.0	20.07	13.24	15.76	-0.13	-5.18	-8.06	1.09	1.11	12.66	5.46	96.29
CFFC	Community Fin. Corp. of VA	22.71	2,105	47.8	24.00	19.14	22.79	-0.35	2.57	6.87	2.00	2.06	16.30	16.29	198.35
DCOM	Dime Community Bancshars of NY*	14.05	36,959	519.3	16.66	13.21	14.20	-1.06	-8.88	-3.83	0.91	0.99	7.92	6.41	84.95
ESBF	ESB Financial Corp. of PA	11.69	13,117	153.3	13.55	10.81	12.49	-6.41	-9.87	4.19	0.69	0.84	9.32	5.87	142.54
ESBK	Elmira Svgs Bank, FSB of NY*	25.77	1,324	34.1	26.64	23.16	24.95	3.29	1.86	4.25	2.12	2.34	17.34	17.10	252.76
FFDF	FFD Financial Corp of Dover OH	18.08	1,192	21.6	22.46	14.36	18.37	-1.58	5.42	-7.61	1.12	0.82	15.14	15.14	130.67
FMCO	FMS Fin Corp. of Burlington NJ	16.30	6,515	106.2	19.96	15.50	16.65	-2.10	-8.58	-7.18	0.97	0.97	11.53	11.27	188.22
FFCO	FedFirst Fin MHC of PA (45.0)	10.80	6,613	32.1	10.80	8.35	10.39	3.95	21.62	21.48	-0.01	0.10	6.86	6.70	41.11

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 16, 2006

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
FSBI	Fidelity Bancorp, Inc. of PA	18.83	2,968	55.9	21.45	17.74	18.72	0.59	-7.38	-0.21	1.30	1.20	14.18	13.24	239.03
FFFL	Fidelity Bankshares, Inc of FL	31.99	25,172	805.3	35.05	25.10	33.06	-3.24	23.32	-2.17	1.32	1.30	11.58	10.76	168.44
FBTC	First BancTrust Corp of IL	11.70	2,367	27.7	13.49	10.95	12.00	-2.50	-6.17	-4.49	0.50	0.39	11.03	10.60	116.23
FBEI	First Bancorp of Indiana of IN	20.04	1,554	31.1	22.79	19.20	19.59	2.30	-0.05	-10.09	0.99	1.28	18.43	17.21	185.89
FBSI	First Bancshares, Inc. of MO	17.18	1,553	26.7	20.23	15.95	16.90	1.66	-11.03	-3.65	-0.17	-0.08	17.28	17.05	153.00
FCAP	First Capital, Inc. of IN	17.53	2,588	45.4	20.65	16.67	17.75	-1.24	-8.36	-2.07	1.38	1.33	16.37	14.12	171.87
FCFL	First Community Bk Corp of FL	20.20	3,797	76.7	22.25	16.36	19.90	1.51	20.02	12.91	0.81	0.78	8.02	7.91	90.21
FDEF	First Defiance Fin. Corp of OH	26.21	7,175	188.1	31.44	25.09	25.91	1.16	-11.45	-3.25	1.81	1.81	21.47	16.03	206.02
FFSW	First Fed Banc of SW Inc of NM	15.50	3,979	61.7	16.75	14.00	15.29	1.37	4.73	2.65	1.26	1.17	12.93	11.49	138.91
FFFS	First Fed Serv MHC of IL(45.0)(8)	20.60	3,920	36.3	20.65	12.65	19.94	3.31	52.59	55.47	0.42	0.42	9.65	9.65	36.17
FFNM	First Fed of N. Michigan of MI	10.00	3,120	31.2	10.02	8.65	9.97	0.30	13.51	14.29	0.16	0.36	11.76	10.38	92.10
FFBH	First Fed. Bancshares of AR	22.32	5,024	112.1	25.95	21.16	23.30	-4.21	-7.00	-8.15	1.57	1.53	15.42	15.42	174.49
FFBI	First Federal Bancshares of IL	18.05	1,242	22.4	22.65	17.02	18.84	-4.19	-13.64	-2.43	0.62	0.50	16.99	15.75	281.74
FFSX	First Federal Bankshares of IA	21.45	3,374	72.4	22.90	17.30	21.75	-1.38	4.28	10.28	0.82	0.64	20.13	14.63	178.05
FFCH	First Fin. Holdings Inc. of SC	32.08	12,025	385.8	33.87	27.45	31.81	0.85	8.97	4.43	2.23	2.13	14.46	12.57	215.48
FFHS	First Franklin Corp. of OH	15.75	1,686	26.6	17.93	15.40	16.51	-4.60	3.28	-1.62	0.75	0.97	14.77	14.77	179.08
FKFS	First Keystone Fin., Inc of PA	19.37	2,024	39.2	22.00	17.19	19.00	1.95	12.68	-0.36	-0.04	-0.17	13.50	13.50	256.80
FMSB	First Mutual Bncshrs Inc of WA*	26.03	5,315	138.3	27.10	24.03	26.06	-0.12	3.91	0.39	1.97	1.76	11.68	11.68	204.19
FNFG	First Niagara Fin. Group of NY*	13.98	111,769	1,562.5	15.16	13.35	14.11	-0.92	1.45	-3.39	0.84	0.84	12.30	5.49	72.16
FNFI	First Niles Fin., Inc. of OH	14.00	1,385	19.4	18.00	12.00	14.00	0.00	-18.84	-11.11	0.75	0.49	11.66	11.66	71.70
FPTB	First PacTrust Bancorp of CA	27.90	4,410	123.0	30.51	25.00	28.22	-1.13	9.41	2.54	1.08	1.08	17.82	17.82	176.28
FPFC	First Place Fin. Corp. of OH	22.89	15,136	346.5	25.94	19.19	22.89	0.00	13.09	-4.82	1.62	1.39	16.65	12.11	174.89
FBNW	FirstBank NW Corp. of WA(8)	26.05	6,053	157.7	26.27	13.22	25.93	0.46	95.42	62.81	1.41	1.21	13.07	9.97	139.77
FFIC	Flushing Fin. Corp. of NY*	16.62	19,503	324.1	19.65	13.95	16.86	-1.42	-5.30	6.74	1.20	1.22	9.23	9.03	124.21
FBTX	Franklin Bank Corp of TX*	19.45	23,402	455.2	20.35	14.66	19.73	-1.42	4.74	8.12	1.11	0.94	14.48	7.78	203.76
GSLA	GS Financial Corp. of LA	18.05	1,280	23.1	18.45	12.86	17.99	0.33	0.28	20.33	0.12	0.71	19.86	19.86	138.09
PEDE	Great Pee Dee Bancorp of SC	15.75	1,791	28.2	17.00	14.25	15.75	0.00	3.28	-2.17	0.78	0.78	14.70	14.29	119.35
GAFC	Greater Atlant. Fin Corp of VA(8)	5.35	3,021	16.2	6.14	4.60	5.37	-0.37	3.88	1.71	-1.79	-2.36	4.03	3.71	105.32
GCBC	Green Co Bcrp MHC of NY (44.2)*	14.75	4,145	27.0	19.00	13.84	15.04	-1.93	-18.06	-2.32	0.58	0.59	8.12	8.12	72.19
HFFC	HF Financial Corp. of SD	17.30	3,941	68.2	20.07	15.45	17.56	-1.48	-7.34	0.17	1.09	1.52	14.13	12.87	233.76
HMNF	HMN Financial, Inc. of MN	34.45	4,413	152.0	34.99	28.14	33.95	1.47	11.34	16.78	2.49	2.24	20.99	20.09	224.33
HARB	Harbor Florida Bancshrs of FL	36.55	24,080	880.1	40.30	32.71	36.43	0.33	0.25	-1.35	2.01	1.93	14.04	13.88	133.46
HARL	Harleysville Svgs Fin Cp of PA	17.40	3,865	67.3	18.44	17.00	17.24	0.93	-3.33	-3.23	1.23	1.22	12.41	12.41	199.20
HWFG	Harrington West Fncl Grp of CA	16.00	5,419	86.7	17.59	15.05	16.25	-1.54	5.96	-3.56	1.51	1.54	11.51	10.29	209.27
HBOS	Heritage Fn Gp MHC of GA(30.0)	13.35	11,241	45.0	13.35	10.26	13.00	2.69	33.50	15.89	0.24	0.24	6.17	6.17	32.29
HIFS	Hingham Inst. for Sav. of MA*	39.00	2,116	82.5	43.00	34.55	36.28	7.50	-9.30	0.52	2.81	2.82	23.40	23.40	303.45
HCFC	Home City Fin. Corp. of OH	15.29	836	12.8	16.65	14.22	15.25	0.26	-4.44	-2.92	1.01	1.27	16.27	15.98	180.12
HOMX	Home Fed Bncp MHC of ID (39.8)	15.48	15,154	91.8	15.75	11.50	15.59	-0.71	32.19	27.62	0.43	0.43	6.89	6.89	49.31
HFBC	HopFed Bancorp, Inc. of KY	16.22	3,649	59.2	17.10	14.91	16.27	-0.31	1.44	2.33	1.19	1.09	13.64	12.28	177.94
HCBK	Hudson City Bancorp, Inc of NJ*	13.13	581,200	7,631.2	14.07	11.02	13.68	-4.02	18.61	8.33	0.50	0.50	8.80	8.80	51.06
IFSB	Independence FSB of DC	9.79	1,552	15.2	12.85	8.20	9.90	-1.11	-12.04	-19.16	-0.58	-1.42	9.24	9.24	109.67
ISBC	Investors Bcrp MHC of NJ(45.7)*	13.32	116,276	708.3	14.49	9.89	13.51	-1.41	33.20	20.76	0.14	0.25	7.68	7.68	45.00
JXSB	Jcksnville Bcp MHC of IL(47.2)	13.25	1,982	12.3	15.80	12.75	13.25	0.00	1.22	-13.11	0.52	0.48	10.20	8.74	129.33
JFBI	Jefferson Bancshares Inc of TN	12.97	6,695	86.8	14.12	12.58	13.20	-1.74	-0.69	-4.91	0.41	0.41	11.28	11.28	46.66
KFED	K-Fed Bancorp MHC of CA (38.5)	13.96	14,363	77.4	14.25	11.69	13.97	-0.07	14.33	16.33	0.35	0.35	6.52	6.21	53.39
KNBT	KNBT Bancorp, Inc. of PA	16.00	29,127	466.0	17.02	14.15	16.24	-1.48	6.81	-1.78	0.71	0.78	12.93	8.47	105.81
KFFB	KY Fst Fed Bp MHC of KY (45.0)	10.80	8,590	41.8	11.60	9.30	10.94	-1.28	-3.14	3.85	0.22	0.23	7.52	5.74	30.53
KRNY	Kearny Fin Cp MHC of NJ (30.0)	14.15	72,738	308.8	14.35	10.70	14.02	0.93	28.05	15.98	0.22	0.14	6.92	5.77	27.97
LSBX	LSB Corp of No. Andover MA*	17.54	4,528	79.4	19.24	15.96	17.25	1.68	6.17	1.10	0.79	1.11	12.36	12.36	120.55
LSBI	LSB Fin. Corp. of Lafayette IN*	27.00	1,540	41.6	31.27	24.95	27.25	-0.92	8.22	-2.17	2.21	2.08	21.63	21.63	241.41
LSBK	Lake Shore Bnp MHC of NY(47.0)	9.92	6,613	30.8	10.80	9.92	10.06	-1.39	-0.80	-0.80	0.35	0.36	8.00	8.00	54.23
LARL	Laurel Capital Group Inc of PA(8)	27.72	1,991	55.2	27.72	19.82	27.68	0.14	26.23	33.27	1.00	0.99	13.97	12.42	157.86
LEGC	Legacy Bancorp, Inc. of MA*	14.97	10,309	154.3	15.47	12.55	15.07	-0.66	49.70	12.13	-0.20	-0.16	14.24	13.94	76.97
LNCB	Lincoln Bancorp of IN	18.21	5,399	98.3	19.00	15.02	18.38	-0.92	5.63	10.70	0.19	0.35	18.46	13.45	160.75
MAFB	MAF Bancorp, Inc. of IL	42.86	33,854	1,451.0	45.00	39.14	43.04	-0.42	-2.03	3.58	3.08	2.88	31.50	19.37	340.70
MFBC	MFB Corp. of Mishawaka IN	30.09	1,344	40.4	32.00	24.50	29.28	2.77	17.17	8.82	1.66	1.36	28.50	25.61	390.86
MGYR	Magyar Bancorp MHC of NJ(46.0)*	11.59	5,924	31.6	12.39	10.35	11.74	-1.28	15.90	15.90	0.21	0.64	7.94	7.94	65.99
MASB	MassBank Corp. of Reading MA*	32.89	4,334	142.5	35.58	28.45	32.87	0.06	-6.83	-0.33	1.72	1.61	24.02	23.77	205.47
MTXC	Matrix Bancorp, Inc. of CO	22.93	7,557	173.3	24.60	12.00	22.97	-0.17	77.89	21.90	0.55	0.83	14.16	14.16	283.96
MFLR	Mayflower Co-Op. Bank of MA*	13.13	2,074	27.2	17.50	12.70	12.90	1.78	-5.54	-4.44	0.78	0.79	9.03	8.99	115.22
CASH	Meta Financial Group of IA	22.21	2,513	55.8	28.10	16.51	22.65	-1.94	4.17	9.68	-0.39	-0.37	16.73	15.37	296.63
MCBF	Monarch Community Bncrp of MI	12.60	2,664	33.6	13.75	10.50	12.59	0.08	5.79	11.50	0.51	0.40	15.07	10.98	105.93
MFSF	MutualFirst Fin. Inc. of IN	20.37	4,513	91.9	23.20	19.80	21.30	-4.37	-7.45	-7.41	1.42	1.39	19.69	16.61	213.53
NASB	NASB Fin, Inc. of Grandview MO	35.92	8,417	302.3	45.38	28.50	33.63	6.81	-6.94	-8.74	2.70	1.33	18.05	17.70	184.19
NHTB	NH Thrift Bancshares of NH	16.10	4,227	68.1	16.50	12.50	16.30	-1.23	1.51	9.23	1.22	1.16	11.11	8.24	150.79

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 16, 2006

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
NVSL	Naug Vlly Fin MHC of CT (45.0)	11.24	7,604	38.5	13.09	10.20	11.10	1.26	8.08	9.66	0.26	0.26	6.73	6.70	48.15
NTBK	NetBank, Inc. of Alpharetta GA	6.12	46,320	283.5	9.93	5.90	6.58	-6.99	-29.41	-15.24	-0.20	-1.46	8.30	6.47	96.48
NEBS	New England Bnchrs Inc. of CT	11.49	5,346	61.4	11.66	6.44	11.30	1.68	60.92	7.38	0.30	0.30	10.42	10.08	46.08
NMIL	Newmil Bancorp, Inc. of CT(8)*	39.96	4,073	162.8	40.31	27.62	39.83	0.33	33.20	32.01	2.19	2.22	12.83	10.85	215.51
FFFD	North Central Bancshares of IA	39.79	1,430	56.9	40.12	36.50	39.50	0.73	5.82	4.55	3.62	3.82	29.45	25.97	344.29
NWSB	Northwest Bcrp MHC of PA(40.0)*	25.61	50,083	521.9	26.46	19.77	25.33	1.11	24.68	20.46	1.17	1.11	11.77	8.55	130.35
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	12.53	8,763	50.1	13.00	10.42	13.00	-3.62	15.06	8.77	0.35	0.35	7.00	7.00	63.54
OCFC	OceanFirst Fin. Corp of NJ	21.65	12,494	270.5	25.30	21.16	21.61	0.19	-4.84	-4.88	1.51	0.90	10.87	10.77	160.76
ONFC	Oneida Fincl MHC of NY (44.0)*	10.17	7,702	34.4	14.00	9.75	11.40	-10.79	-22.66	1.70	0.49	0.46	7.05	5.11	55.34
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	10.72	6,741	34.4	11.31	9.85	10.78	-0.56	6.35	2.58	0.33	0.30	7.41	6.17	63.75
PVFC	PVF Capital Corp. of Solon OH	10.15	7,716	78.3	13.75	9.70	10.15	0.00	-11.12	-4.61	0.68	0.61	8.85	8.85	115.68
PPBI	Pacific Premier Bncrp of CA	11.30	5,266	59.5	13.25	10.18	11.25	0.44	10.46	-4.24	1.39	1.37	9.99	9.99	130.06
PBCI	Pamrapo Bancorp, Inc. of NJ	19.15	4,976	95.3	24.00	19.02	19.80	-3.28	-14.89	-10.72	1.57	1.55	11.91	11.91	129.80
PFED	Park Bancorp of Chicago IL	32.10	1,125	36.1	35.50	28.36	31.95	0.47	4.22	2.23	0.38	0.29	26.52	26.52	213.09
PVSA	Parkvale Financial Corp of PA	29.25	5,668	165.8	30.10	26.35	28.65	2.09	4.46	3.72	2.30	2.22	21.24	15.52	326.75
PRTR	Partners Trust Fin. Grp. of NY*	11.19	46,896	524.8	12.79	10.20	11.37	-1.58	8.01	-7.14	0.69	0.68	11.06	5.53	82.15
PBHC	Pathfinder BC MHC of NY (35.7)*	11.80	2,463	10.4	15.25	11.00	12.00	-1.67	-21.33	-9.65	0.22	0.30	8.47	6.77	123.33
PFSB	PennFed Fin. Services of NJ	18.16	12,891	234.1	20.28	15.29	18.18	-0.11	13.50	-1.41	1.13	1.14	9.59	9.59	173.56
PFDC	Peoples Bancorp of Auburn IN	20.11	3,300	66.4	22.25	19.21	20.00	0.55	-2.38	-4.60	1.12	1.20	19.38	18.59	149.68
PBCT	Peoples Bank MHC of CT (42.1)*	33.16	141,700	1,975.9	34.50	28.17	33.98	-2.41	13.91	6.76	0.99	0.95	9.22	8.47	78.20
PCBI	Peoples Community Bcrp. of OH	19.90	4,426	88.1	22.36	19.01	19.97	-0.35	-8.51	-1.49	0.58	0.79	19.56	13.86	239.39
PFSL	Pocahontas Bancorp, Inc. of AR	12.50	4,642	58.0	15.45	11.70	12.75	-1.96	-15.25	-3.47	0.69	0.43	11.14	8.19	158.91
PROV	Provident Fin. Holdings of CA	28.11	7,089	199.3	33.15	25.04	28.39	-0.99	-2.53	6.88	3.04	2.19	29.31	19.30	220.52
PBNY	Provident NY Bncrp. Inc. of NY	12.95	42,424	549.4	13.40	10.47	12.68	2.13	9.28	17.62	0.49	0.49	9.13	5.13	64.72
PBIP	Prudential Bncp MHC PA (45.0)*	13.15	12,363	74.4	14.40	10.20	13.10	0.38	23.47	10.97	0.31	0.31	7.30	7.30	36.45
PULB	Pulaski Fin Cp of St. Louis MO	16.60	9,880	164.0	19.24	15.05	16.70	-0.60	0.42	-7.57	0.84	0.99	7.30	6.84	91.84
RPFG	Ranier Pacific Fin Group of WA*	17.79	6,631	118.0	18.30	14.26	17.76	0.17	8.61	11.12	0.39	0.36	12.74	12.72	134.36
RIVR	River Valley Bancorp of IN	18.10	1,601	29.0	22.06	17.90	19.00	-4.74	-14.22	-4.99	1.23	1.13	14.46	14.44	201.57
RVSB	Riverview Bancorp, Inc. of WA	26.30	5,773	151.8	28.11	20.25	24.86	5.79	20.98	12.83	1.69	1.69	15.88	11.30	132.31
RCKB	Rockville Fin MHC of CT (45.0)*	14.26	19,435	124.7	15.79	11.75	14.26	0.00	19.83	9.27	0.23	0.35	7.83	7.78	57.42
ROME	Rome Bancorp, Inc. of Rome NY*	12.90	9,704	125.2	12.95	9.65	12.95	-0.39	33.68	19.00	0.37	0.35	9.67	9.67	32.28
SIFI	SI Fin Gp Inc MHC of CT (40.0)*	11.05	12,500	55.5	12.49	10.35	11.00	0.45	5.94	0.91	0.26	0.26	6.39	6.33	57.90
SVBI	Severn Bancorp, Inc. of MD	19.03	9,150	174.1	20.65	15.45	19.50	-2.41	8.43	7.70	1.68	1.63	8.32	8.29	95.05
SFFS	Sound Fed Bancorp, Inc. of NY(8)	20.67	12,336	255.0	20.75	15.26	20.65	0.10	23.85	8.22	0.34	0.38	10.43	9.30	94.81
SSFC	South Street Fin. Corp. of NC	9.50	2,955	28.1	10.10	8.42	9.20	3.26	-1.76	0.00	0.55	0.56	8.70	8.70	86.48
SYNF	Synergy Financial Group of NJ	14.63	11,360	166.2	15.40	11.32	14.78	-1.01	23.04	16.76	0.39	0.39	8.27	8.20	86.19
THRD	TF Fin. Corp. of Newtown PA	28.74	2,870	82.5	30.99	27.00	28.74	0.00	1.70	1.02	2.07	2.03	21.62	20.02	234.49
TONE	TierOne Corp. of Lincoln NE	33.16	18,155	602.0	35.60	24.50	32.93	0.70	30.04	12.75	1.92	1.85	17.59	14.73	181.98
TSBK	Timberland Bancorp, Inc. of WA	31.11	3,774	117.4	32.68	22.25	31.03	0.26	38.27	32.61	2.02	1.94	20.59	18.65	147.69
TRST	TrustCo Bank Corp NY of NY	10.86	74,823	812.6	13.66	10.64	11.01	-1.36	-17.35	-12.56	0.75	0.74	2.96	2.96	39.19
UCBA	United Comm Bncp MHC IN (45.0)	10.50	8,464	40.0	11.00	10.25	10.60	-0.94	5.00	5.00	-0.05	-0.01	7.38	7.38	43.28
UCFC	United Community Fin. of OH	11.66	31,093	362.5	13.33	10.28	11.67	-0.09	4.01	-1.27	0.79	0.73	8.65	7.50	83.48
UBNK	United Fin Grp MHC of MA(46.6)	11.98	17,206	96.0	12.61	11.06	11.76	1.87	19.80	3.90	0.25	0.25	7.98	7.96	55.07
WSFS	WSFS Financial Corp. of DE*	60.40	6,606	399.0	65.00	51.75	60.37	0.05	12.77	-1.39	4.30	4.35	27.91	27.68	447.00
WVFC	WVS Financial Corp. of PA	16.75	2,345	39.3	18.08	15.66	16.75	0.00	0.36	3.33	1.25	1.24	12.42	12.42	192.00
WFSL	Washington Federal, Inc. of WA	22.73	87,188	1,981.8	25.07	21.11	22.99	-1.13	-1.86	-1.13	1.62	1.62	13.94	13.29	98.49
WAUW	Wauwatosa Hlds MHC of WI(31.7)	15.72	33,057	167.8	16.00	10.35	15.72	0.00	57.20	37.41	0.25	0.25	7.09	7.09	47.12
WAYN	Wayne Savings Bancshares of OH	15.01	3,348	50.3	16.50	13.83	15.02	-0.07	-7.35	-0.92	0.03	0.36	10.62	9.96	118.87
WGBC	Willow Grove Bancorp Inc of PA	16.80	14,808	248.8	18.36	14.16	17.06	-1.52	12.00	11.26	0.70	0.79	13.64	6.54	108.30

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of June 16, 2006

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages, All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(108)	9.55	8.56	0.72	8.31	5.37	0.65	7.45	0.60	173.24	0.96	17.99	143.27	13.23	163.08	19.35	0.46	2.29	35.86
BIF-Insured Thrifts(26)	12.38	10.11	0.76	7.37	4.85	0.79	7.53	0.26	333.20	0.94	19.97	144.84	16.94	183.68	20.21	0.44	2.21	40.45
NYSE Traded Companies(12)	9.61	6.95	1.01	12.50	7.46	0.79	9.16	0.27	255.95	0.70	15.49	158.53	14.26	211.99	17.62	0.60	2.37	30.63
AMEX Traded Companies(4)	8.54	8.40	0.79	9.40	6.86	0.71	8.74	0.47	149.47	1.15	15.67	141.99	11.62	144.71	16.52	0.41	1.55	26.96
NASDAQ Listed OTC Companies(118)	10.21	9.07	0.70	7.65	5.00	0.67	7.26	0.56	193.97	0.97	18.81	142.16	14.01	163.53	19.84	0.45	2.29	37.91
California Companies(11)	7.98	7.21	1.02	13.69	8.87	0.77	10.30	0.17	199.18	0.63	13.09	144.58	11.51	162.00	14.46	0.47	1.64	21.14
Florida Companies(7)	6.92	6.42	0.76	10.35	4.71	0.72	9.13	0.17	406.93	0.76	22.07	207.41	15.27	236.91	23.72	0.26	0.99	19.93
Mid-Atlantic Companies(38)	10.42	8.57	0.84	9.25	5.65	0.80	8.80	0.24	261.55	0.96	17.31	153.81	15.18	190.93	17.52	0.44	2.46	39.72
Mid-West Companies(44)	9.91	8.92	0.57	6.23	4.71	0.54	5.92	0.92	106.04	0.94	18.91	125.72	12.30	141.36	20.93	0.52	2.66	42.03
New England Companies(13)	13.59	11.76	0.61	5.57	3.98	0.67	6.03	0.08	429.13	1.00	24.03	130.74	17.25	154.74	23.85	0.46	2.12	48.42
North-West Companies(6)	11.06	9.97	1.16	10.64	5.96	1.12	10.16	0.17	450.95	1.02	14.55	168.45	18.00	186.66	15.10	0.55	2.21	40.63
South-East Companies(12)	10.65	9.89	0.66	7.27	4.28	0.59	6.25	0.79	155.40	1.38	19.39	146.42	14.27	160.73	19.40	0.45	2.31	37.41
South-West Companies(2)	8.21	6.04	0.78	9.41	6.92	0.70	8.41	0.69	43.13	0.61	14.91	127.10	10.35	192.45	16.97	0.14	0.90	11.11
Western Companies (Excl CA)(1)	4.99	4.99	0.21	3.59	2.40	0.31	5.41	1.03	46.67	0.83	NM	161.94	8.08	161.94	27.63	0.00	0.00	0.00
Thrift Strategy(128)	10.22	8.97	0.71	7.91	5.16	0.67	7.27	0.53	194.17	0.96	18.62	142.61	14.02	165.87	19.80	0.46	2.31	37.60
Mortgage Banker Strategy(4)	8.38	6.82	1.03	12.79	7.81	0.94	11.65	0.25	249.82	0.77	13.72	161.70	13.41	205.81	14.31	0.42	1.70	22.16
Real Estate Strategy(1)	7.65	7.65	0.62	7.83	6.70	0.55	7.03	1.71	29.01	0.62	14.93	114.69	8.77	114.69	16.64	0.30	2.96	44.12
Diversified Strategy(1)	6.24	6.19	1.03	15.37	7.12	1.04	15.55	0.14	658.39	1.37	14.05	216.41	13.51	218.21	13.89	0.32	0.53	7.44
Companies Issuing Dividends(120)	10.41	9.10	0.75	8.21	5.31	0.71	7.67	0.52	203.59	0.96	18.60	143.36	14.32	166.60	19.62	0.51	2.52	40.76
Companies Without Dividends(13)	7.25	6.66	0.52	7.33	4.90	0.39	5.50	0.60	144.14	0.90	15.37	145.59	10.47	172.27	18.21	0.00	0.00	0.00
Equity/Assets <6%(15)	5.29	5.00	0.51	9.55	5.90	0.47	8.38	0.45	169.06	0.76	14.64	156.01	8.34	173.23	17.84	0.31	1.57	21.37
Equity/Assets 6-12%(85)	8.50	7.77	0.78	9.39	5.90	0.70	8.46	0.57	171.33	0.91	16.85	150.11	12.57	165.78	17.71	0.51	2.32	35.84
Equity/Assets >12%(33)	16.20	13.26	0.68	4.30	3.40	0.71	4.55	0.46	266.79	1.14	24.41	121.77	19.80	168.15	24.91	0.40	2.44	49.19
Actively Traded Companies(10)	9.33	8.30	0.94	10.01	6.38	0.94	9.95	0.25	206.81	0.83	16.86	151.60	14.04	178.55	16.77	0.78	3.05	44.68
Market Value Below $20 Million(5)	9.80	9.76	0.40	4.56	3.99	0.15	2.32	0.49	100.27	0.94	14.63	106.34	10.68	106.77	16.93	0.32	2.33	31.31
Holding Company Structure(128)	10.18	8.88	0.73	8.17	5.29	0.69	7.56	0.54	199.59	0.95	18.52	144.27	14.11	168.98	19.67	0.47	2.32	37.47
Assets Over $1 Billion(56)	9.77	7.74	0.89	10.17	5.88	0.79	8.76	0.40	241.84	0.89	18.33	161.91	15.01	203.62	19.27	0.47	2.19	33.47
Assets $500 Million-$1 Billion(40)	9.47	8.62	0.67	7.65	5.19	0.67	7.64	0.51	194.68	0.88	17.57	138.33	12.92	152.39	18.65	0.47	2.16	39.33
Assets $250-$500 Million(24)	10.76	10.27	0.68	7.08	5.64	0.69	7.18	0.73	129.56	0.92	19.12	123.00	13.05	128.49	20.41	0.48	2.67	41.93
Assets less than $250 Million(13)	12.48	12.22	0.25	2.20	2.04	0.18	1.53	0.98	119.49	1.55	19.96	113.87	14.08	117.47	22.25	0.36	2.35	35.54
Goodwill Companies(99)	9.95	8.27	0.77	8.54	5.43	0.72	7.85	0.47	222.15	0.94	18.67	145.76	13.97	177.60	19.64	0.49	2.31	36.88
Non-Goodwill Companies(34)	10.57	10.57	0.60	6.94	4.83	0.55	6.39	0.72	116.14	0.99	17.38	137.35	13.91	137.35	19.16	0.37	2.19	36.39
Acquirors of FSLIC Cases(4)	9.41	9.19	0.70	7.11	3.91	0.40	3.62	0.41	135.04	0.63	17.51	136.65	13.19	139.52	19.07	0.46	2.18	27.34

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 16, 2006

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(24)	15.91	15.32	0.62	4.08	2.10	0.61	4.11	0.30	227.69	0.68	33.27	189.08	30.09	195.59	33.42	0.35	1.89	24.73
BIF-Insured Thrifts(13)	12.28	11.48	0.62	5.27	2.63	0.70	6.08	0.32	282.34	0.83	26.81	193.49	23.57	196.61	28.32	0.34	1.93	34.37
AMEX Traded Companies(2)	14.61	14.61	0.88	5.80	3.14	0.88	5.80	0.38	210.23	1.15	26.42	188.54	27.41	188.54	26.42	0.45	2.27	56.60
NASDAQ Listed OTC Companies(35)	14.60	13.90	0.61	4.43	2.24	0.63	4.76	0.30	251.51	0.71	31.31	190.80	27.75	196.39	31.51	0.34	1.88	27.11
California Companies(1)	12.21	11.63	0.72	5.45	2.51	0.72	5.45	0.15	222.40	0.39	39.89	214.11	26.15	224.80	39.89	0.32	2.29	0.00
Mid-Atlantic Companies(18)	14.11	13.43	0.58	4.42	2.41	0.64	5.08	0.30	253.87	0.66	29.57	177.75	25.03	190.48	29.54	0.22	1.50	22.01
Mid-West Companies(7)	16.71	15.55	0.48	3.43	1.82	0.49	3.51	0.52	118.06	0.58	25.48	181.81	29.05	192.85	27.60	0.54	2.81	28.85
New England Companies(7)	12.93	12.48	0.66	5.10	2.42	0.68	5.23	0.18	386.91	0.92	32.99	198.08	25.37	176.65	35.32	0.34	1.79	44.76
South-East Companies(3)	18.18	17.88	0.91	4.93	1.95	0.73	4.19	0.39	218.01	1.25	NM	249.46	46.17	254.29	NM	0.79	2.83	0.00
Western Companies (Excl CA)(1)	13.97	13.97	0.94	6.33	2.78	0.94	6.33	0.03	0.00	0.62	36.00	224.67	31.39	224.67	36.00	0.22	1.42	51.16
Thrift Strategy(36)	14.68	14.02	0.60	4.32	2.27	0.62	4.65	0.31	245.78	0.73	30.77	185.84	27.31	195.94	30.94	0.33	1.87	28.95
Diversified Strategy(1)	11.79	10.83	1.28	11.09	2.99	1.23	10.64	0.20	340.91	0.84	33.49	359.65	42.40	0.00	34.91	1.00	3.02	0.00
Companies Issuing Dividends(28)	14.57	13.71	0.66	4.73	2.39	0.64	4.68	0.32	238.46	0.78	29.89	196.98	28.46	204.12	31.47	0.46	2.54	57.90
Companies Without Dividends(9)	14.68	14.63	0.50	3.84	2.00	0.65	5.24	0.26	284.44	0.62	33.66	171.76	25.55	172.31	30.56	0.00	0.00	0.00
Equity/Assets <6%(1)	4.91	4.60	0.05	1.00	0.56	0.13	2.56	0.09	350.67	0.58	NM	186.90	9.18	199.68	NM	0.50	3.98	0.00
Equity/Assets 6-12%(11)	9.99	9.26	0.61	5.90	2.92	0.61	5.86	0.37	174.47	0.77	29.48	203.48	20.67	204.79	31.76	0.51	2.30	41.11
Equity/Assets >12%(25)	17.11	16.47	0.65	4.02	2.07	0.68	4.43	0.29	271.26	0.73	32.45	184.96	31.74	192.10	30.62	0.27	1.64	21.65
Holding Company Structure(33)	14.31	13.61	0.60	4.37	2.29	0.62	4.73	0.32	252.54	0.77	30.01	185.91	26.74	196.62	30.30	0.34	1.88	27.44
Assets Over $1 Billion(8)	15.62	14.60	0.78	5.81	2.18	0.72	5.71	0.40	188.28	0.72	27.69	243.02	37.36	245.00	28.99	0.71	2.19	13.68
Assets $500 Million-$1 Billion(10)	13.10	12.96	0.59	4.35	2.16	0.60	4.54	0.19	261.35	0.65	37.18	194.97	25.25	198.30	36.96	0.28	1.89	42.46
Assets $250-$500 Million(17)	14.96	14.12	0.55	3.88	2.33	0.61	4.46	0.31	282.71	0.79	29.00	164.90	24.79	176.05	29.64	0.22	1.77	26.00
Assets less than $250 Million(2)	15.24	15.24	1.01	6.48	3.79	1.01	6.48	0.51	137.91	0.86	26.42	167.06	25.45	167.06	26.42	0.30	2.14	56.60
Goodwill Companies(17)	13.63	12.23	0.61	4.60	2.37	0.59	4.64	0.30	296.16	0.82	29.00	190.95	26.52	202.49	31.81	0.42	2.42	49.33
Non-Goodwill Companies(20)	15.46	15.46	0.63	4.43	2.22	0.68	4.98	0.31	198.38	0.66	32.44	190.42	28.82	190.42	30.71	0.28	1.45	19.68
MHC Institutions(37)	14.60	13.94	0.62	4.51	2.29	0.64	4.82	0.31	248.85	0.74	30.96	190.67	27.73	195.94	31.19	0.35	1.91	28.95
MHC Converted Last 3 Months(2)	15.90	15.90	0.26	1.73	1.53	0.32	2.16	0.48	107.32	0.73	28.34	133.14	21.28	133.14	27.56	0.14	1.33	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 16, 2006

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
Financial Institution		(%)	(%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NYSE Traded Companies																			
AP	Astoria Financial Corp. of NY	5.89	5.06	0.98	16.40	7.13	0.96	15.95	0.30	119.89	0.56	14.02	239.04	14.08	278.41	14.42	0.96	3.15	44.24
BBX	BankAtlantic Bancorp of FL	8.20	6.87	0.71	9.00	5.22	0.82	10.32	0.13	500.33	0.92	19.17	168.98	13.86	201.68	16.72	0.15	1.04	20.00
DSL	Downey Financial Corp. of CA	7.02	7.00	1.24	18.16	11.04	0.86	12.56	0.21	98.24	0.27	9.06	152.67	10.72	153.08	13.10	0.40	0.58	5.29
FED	FirstFed Financial Corp. of CA	5.71	5.68	1.07	19.10	11.83	1.07	19.07	0.05	NA	1.03	8.46	145.90	8.33	146.63	8.47	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.20	5.20	0.53	10.34	7.81	0.25	4.84	0.97	26.63	0.32	12.81	128.79	6.70	128.79	27.38	0.60	3.78	48.39
GLK	Great Lakes Bancorp, Inc of NY(8)	0.00	0.00	NM	NM	0.00	NM	NM	NA	NA	NA	NM	NM	0.00	NM	NM	0.00	0.00	NM
NDE	IndyMac Bancorp, Inc. of CA	6.79	6.46	1.53	21.28	10.80	-0.37	-5.16	0.34	75.55	0.35	9.26	177.00	12.02	186.16	NM	1.84	4.16	38.49
NYB	New York Community Bcrp of NY*	12.25	4.64	1.04	8.19	5.90	1.13	8.85	0.11	276.21	0.44	16.96	136.50	16.73	360.30	15.69	1.00	5.96	NM
NAL	NewAlliance Bancshares of CT*	19.31	11.90	0.75	3.61	3.19	0.78	3.77	0.11	481.02	1.08	31.33	116.82	22.56	189.52	30.00	0.24	1.70	53.33
PFB	PFF Bancorp, Inc. of Pomona CA	8.38	8.35	1.29	15.01	6.22	1.27	14.80	0.24	341.36	0.96	16.07	230.51	19.31	231.28	16.30	0.68	1.99	31.92
PFS	Provident Fin. Serv. Inc of NJ*	17.94	10.65	0.93	5.30	4.74	0.92	5.24	0.11	479.10	0.86	21.08	113.85	20.42	191.66	21.33	0.40	2.23	47.06
SOV	Sovereign Bancorp, Inc. of PA	9.07	4.59	1.01	11.10	8.23	0.96	10.58	0.41	161.16	0.93	12.15	133.81	12.13	264.38	12.75	0.30	1.44	17.54
AMEX Traded Companies																			
CNY	Carver Bancorp, Inc. of NY	7.45	7.45	0.49	6.64	7.17	0.58	7.87	0.34	182.44	0.81	13.95	90.15	6.71	90.15	11.77	0.32	1.85	25.81
FDT	Federal Trust Corp of FL	6.06	6.06	0.63	10.26	4.70	0.59	9.66	0.36	167.43	0.71	21.29	207.69	12.58	207.69	22.59	0.20	1.81	38.46
GOV	Gouverneur Bcp MHC of NY(42.6)	15.24	15.24	1.01	6.48	3.79	1.01	6.48	0.51	137.91	0.86	26.42	167.06	25.45	167.06	26.42	0.30	2.14	56.60
TSH	Teche Hlding Cp of N Iberia LA	8.91	8.34	0.85	9.47	5.83	0.86	9.65	0.71	98.54	0.95	17.14	160.18	14.27	171.07	16.81	1.12	2.54	43.58
WSB	Washington SB, FSB of Bowie MD	11.74	11.74	1.18	11.24	9.72	0.82	7.76	NA	NA	2.14	10.29	109.92	12.91	109.92	14.90	0.00	0.00	0.00
WFD	Westfield Finl MHC of MA(43.0)*	13.98	13.98	0.74	5.12	2.49	0.74	5.12	0.24	282.54	1.43	NM	210.03	29.37	210.03	NM	0.60	2.41	NM
NASDAQ Listed OTC Companies																			
ABBC	Abington Com Bcp MHC PA (45.0)	13.48	13.48	0.81	5.60	2.70	0.83	5.73	0.34	50.29	0.27	37.02	211.28	28.49	211.28	36.16	0.24	1.54	57.14
ALLB	Alliance Bank MHC of PA (20.0)*	8.60	8.60	0.30	3.42	1.32	0.34	3.82	0.96	71.49	1.18	NM	263.66	22.66	263.66	NM	0.36	1.40	NM
ASBI	Ameriana Bancorp of IN	8.03	7.83	0.34	4.06	3.40	0.34	3.98	0.92	68.86	1.33	29.45	124.91	10.03	128.03	30.09	0.64	4.62	NM
ABNJ	American Bancorp of NJ	24.92	24.92	0.45	2.69	1.39	0.45	2.69	NA	NA	0.51	NM	127.20	31.70	127.20	NM	0.16	1.39	NM
ABCW	Anchor BanCorp Wisconsin of WI	7.51	7.04	1.06	14.11	7.00	1.01	13.49	0.41	87.97	0.43	14.29	198.43	14.90	211.54	14.95	0.64	2.20	31.37
ACFC	Atl Cst Fed Cp of GA MHC(39.9)	12.20	11.82	0.68	5.12	2.20	0.70	5.26	0.39	156.77	0.75	NM	239.40	29.22	247.20	NM	0.36	2.26	NM
ALFC	Atlantic Liberty Fincl of NY(8)	15.84	15.84	0.15	0.96	0.68	0.93	5.94	0.04	965.38	0.60	NM	141.32	22.39	141.32	23.94	0.36	1.52	NM
BCSB	BCSB Bankcorp MHC of MD (36.4)	4.91	4.60	0.05	1.00	0.56	0.13	2.56	0.09	350.67	0.58	NM	186.90	9.18	199.68	NM	0.50	3.98	NM
BFCF	BFC Financial Corp. of FL	2.27	1.11	0.18	8.10	6.14	0.01	0.64	0.11	533.21	0.93	16.29	131.98	3.00	271.49	NM	0.00	0.00	0.00
SUPR	Banc Corporation of AL*	7.39	6.54	0.24	3.27	1.51	0.16	2.12	0.47	182.15	1.19	NM	215.33	15.92	243.29	NM	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI	15.25	13.65	0.73	4.60	3.47	0.68	4.26	0.19	184.81	0.60	28.85	136.13	20.76	152.06	31.13	0.28	2.37	68.29
BFIN	BankFinancial Corp. of IL	20.28	19.13	0.77	4.43	3.12	0.77	4.43	0.36	195.95	0.92	32.06	120.04	24.34	127.24	32.06	0.24	1.47	47.06
BKUNA	BankUnited Fin. Corp. of FL	5.60	5.37	0.33	6.47	3.29	0.30	5.86	0.09	292.31	0.31	30.40	154.80	8.66	161.48	33.54	0.02	0.07	2.08
BFBC	Benjamin Frkln Bncrp Inc of MA*	12.14	7.94	0.16	1.25	1.15	0.37	2.97	0.05	NA	0.91	NM	108.82	13.21	166.35	36.68	0.12	0.86	NM
BHLB	Berkshire Hills Bancorp of MA*	12.04	7.22	0.52	4.41	3.31	0.77	6.54	0.12	513.87	0.90	30.18	119.52	14.39	199.36	20.36	0.56	1.63	49.12
BRBI	Blue River Bancshares of IN	8.30	6.66	0.75	9.60	6.91	0.74	9.39	1.42	50.24	0.96	14.48	132.93	11.04	165.67	14.80	0.00	0.00	0.00
BOFI	Bofi Holding, Inc. Of CA	9.20	9.20	0.45	4.56	4.38	0.41	4.16	NA	NA	0.28	22.82	100.39	9.23	100.39	25.03	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.48	5.48	0.55	11.16	9.91	0.55	11.05	0.01	NA	0.64	10.10	105.37	5.77	105.37	10.19	0.20	1.89	19.05
BRKL	Brookline Bancorp, Inc. of MA*	26.33	24.35	1.00	3.67	2.64	1.00	3.67	0.04	NA	1.34	37.94	142.44	37.51	154.00	37.94	0.34	2.49	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	21.50	21.50	1.16	6.00	2.58	1.16	6.00	0.05	688.42	0.66	38.71	204.78	44.04	204.78	38.71	0.00	0.00	0.00
CITZ	CFS Bancorp, Inc of Munster IN	11.09	10.98	0.48	4.23	3.48	0.52	4.56	1.74	59.96	1.52	28.76	124.53	13.81	125.81	26.67	0.48	3.27	NM
CFFN	Capitol Fd Fn MHC of KS (29.7)	10.44	10.44	0.66	6.45	2.21	0.66	6.45	0.14	43.00	0.08	NM	292.51	30.54	292.51	NM	2.00	5.88	NM
CEBK	Central Bncrp of Somerville MA*	7.29	6.88	0.56	7.57	5.78	0.52	7.08	0.02	NA	0.91	17.31	130.00	9.48	137.90	18.51	0.72	2.25	38.92
CFBK	Central Federal Corp. of OH	15.23	15.23	-1.91	-15.81	-8.99	-1.93	-16.04	0.46	186.88	1.19	NM	119.88	18.25	119.88	NM	0.36	4.56	NM
CHFN	Charter Fincl MHC of GA (19.1)	23.22	22.70	1.29	5.39	1.86	0.73	3.04	0.53	106.56	1.57	NM	292.63	67.94	299.29	NM	1.80	4.72	NM
CHEV	Cheviot Fin Cp MHC of OH(45.0)	25.20	25.20	0.69	2.59	1.67	0.69	2.59	0.08	339.50	0.35	NM	160.86	40.54	160.86	NM	0.28	2.33	NM
CTZN	Citizens First Bancorp of MI	9.99	9.24	0.57	5.41	4.01	0.62	5.95	1.38	59.30	0.92	24.92	132.03	13.19	142.80	22.67	0.36	1.30	32.43
CSBC	Citizens South Banking of NC	12.06	7.47	0.44	3.62	2.94	0.53	4.40	0.53	137.65	1.07	34.05	123.17	14.85	198.74	28.00	0.30	2.38	NM
CSBK	Clifton Svg Bp MHC of NJ(44.0)	23.69	23.69	0.43	1.81	1.14	0.43	1.81	NA	NA	0.31	NM	161.26	38.19	161.26	NM	0.20	1.90	NM
CFCP	Coastal Fin. Corp. of SC	6.10	6.10	1.17	18.70	7.01	1.17	18.70	0.31	248.24	1.20	14.27	256.45	15.64	256.45	14.27	0.20	1.52	21.74
COBK	Colonial Banc MHC of NJ (46.0)	10.36	10.36	0.54	5.51	3.15	0.53	5.37	0.02	NA	0.75	31.79	157.36	16.31	157.36	32.63	0.00	0.00	0.00
CCBI	Commercial Capital Bcrp of CA	13.15	5.67	1.21	9.41	6.93	1.23	9.59	0.16	320.05	0.64	14.44	124.33	16.35	288.28	14.18	0.30	1.91	27.52
CFFC	Community Fin. Corp. of VA	8.22	8.21	1.05	12.96	8.81	1.08	13.35	0.21	340.57	0.85	11.36	139.33	11.45	139.41	11.02	0.48	2.11	24.00
DCOM	Dime Community Bancshars of NY*	9.32	7.55	1.04	11.65	6.48	1.13	12.68	0.03	NA	0.59	15.44	177.40	16.54	219.19	14.19	0.56	3.99	61.54
ESBF	ESB Financial Corp. of PA	6.54	4.12	0.49	7.01	5.90	0.60	8.54	0.27	95.99	0.85	26.94	125.43	8.20	199.15	13.92	0.40	3.42	57.97
ESBK	Elmira Svgs Bank, FSB of NY*	6.86	6.77	0.86	12.40	8.23	0.95	13.69	0.24	257.37	1.00	12.16	148.62	10.20	150.70	11.01	0.76	2.95	35.85
FFDF	FFD Financial Corp of Dover OH	11.59	11.59	0.88	7.58	6.19	0.65	5.55	NA	NA	0.52	16.14	119.42	13.84	119.42	22.05	0.48	2.65	42.86
FMCO	FMS Fin Corp. of Burlington NJ	6.13	5.99	0.52	8.56	5.95	0.52	8.56	0.18	227.24	1.13	16.80	141.37	8.66	144.63	16.80	0.12	0.74	12.37
FFCO	FedFirst Fin MHC of PA (45.0)	16.69	16.30	-0.02	-0.16	-0.09	0.23	1.63	0.11	273.97	0.48	NM	157.43	26.27	161.19	NM	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA	5.93	5.54	0.57	9.21	6.90	0.52	8.50	NA	NA	0.66	14.48	232.79	7.88	142.22	15.69	0.56	2.97	43.08

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 16, 2006

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
FFFL	Fidelity Bankshares, Inc of FL	6.87	6.39	0.85	12.01	4.13	0.84	11.83	0.22	176.94	0.51	24.23	276.25	18.99	297.30	24.61	0.32	1.00	24.24
FBTC	First BancTrust Corp of IL	9.49	9.12	0.47	4.47	4.27	0.37	3.49	0.65	149.55	1.61	23.40	106.07	10.07	110.38	30.00	0.24	2.05	48.00
FBEI	First Bancorp of Indiana of IN	9.91	9.26	0.54	5.25	4.94	0.70	6.79	0.16	177.63	0.48	20.24	108.74	10.78	116.44	15.66	0.60	2.99	60.61
FBSI	First Bancshares, Inc. of MO	11.29	11.14	-0.11	-0.98	-0.99	-0.05	-0.46	NA	NA	1.49	NM	99.42	11.23	100.76	NM	0.16	0.93	NM
FCAP	First Capital, Inc. of IN	9.52	8.22	0.80	8.43	7.87	0.77	8.12	0.90	53.29	0.67	12.70	107.09	10.20	124.15	13.18	0.68	3.88	49.28
FCFL	First Community Bk Corp of FL	8.89	8.77	1.02	11.49	4.01	0.98	11.06	NA	NA	1.15	24.94	251.87	22.39	255.37	25.90	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	10.42	7.78	0.92	8.68	6.91	0.92	8.68	0.37	255.28	1.15	14.48	122.08	12.72	163.51	14.48	0.96	3.66	53.04
FFSW	First Fed Banc of SW Inc of NM	9.31	8.27	0.97	10.69	8.13	0.90	9.92	NA	NA	0.88	12.30	119.88	11.16	134.90	13.25	0.28	1.81	22.22
FFFS	First Fed Serv MHC of IL(45.0)(8)	26.68	26.68	1.18	4.40	2.04	1.18	4.40	0.01	NA	0.37	NM	213.47	56.95	213.47	NM	0.52	2.52	NM
FFNM	First Fed of N. Michigan of MI	12.77	11.27	0.18	1.49	1.60	0.40	3.35	1.57	31.88	0.69	NM	85.03	10.86	96.34	27.78	0.20	2.00	NM
FFBH	First Fed. Bancshares of AR	8.84	8.84	0.95	10.26	7.03	0.92	10.00	1.65	15.03	0.31	14.22	144.75	12.79	144.75	14.59	0.56	2.51	35.67
FFBI	First Federal Bancshares of IL	6.03	5.59	0.23	3.49	3.43	0.19	2.82	0.40	70.98	0.52	29.11	106.24	6.41	114.60	36.10	0.48	2.66	NM
FFSX	First Federal Bankshares of IA	11.31	8.22	0.47	3.96	3.82	0.37	3.09	1.30	72.99	1.18	26.16	106.56	12.05	146.62	33.52	0.40	1.86	48.78
FFCH	First Fin. Holdings Inc. of SC	6.71	5.83	1.06	15.61	6.95	1.01	14.91	0.33	169.06	0.71	14.39	221.85	14.89	255.21	15.06	0.96	2.99	43.05
FFHS	First Franklin Corp. of OH	8.25	8.25	0.44	5.17	4.76	0.57	6.68	1.47	29.26	0.53	21.00	106.64	8.79	106.64	16.24	0.36	2.29	48.00
FKFS	First Keystone Fin., Inc of PA	5.26	5.26	-0.01	-0.29	-0.21	-0.06	-1.21	0.97	70.85	0.94	NM	143.48	7.54	143.48	NM	0.00	0.00	NM
FMSB	First Mutual Bncshrs Inc of WA*	5.72	5.72	0.99	16.67	7.57	0.88	14.89	0.08	NA	1.13	13.21	222.86	12.75	222.86	14.79	0.40	1.54	20.30
FNFG	First Niagara Fin. Group of NY*	17.05	7.61	1.16	6.83	6.01	1.16	6.83	0.28	317.66	1.34	16.64	113.66	19.37	254.64	16.64	0.44	3.15	52.38
FNFI	First Niles Fin., Inc. of OH	16.26	16.26	1.05	6.40	5.36	0.68	4.18	0.95	79.04	1.53	18.67	120.07	19.53	120.07	28.57	0.64	4.57	NM
FPTB	First PacTrust Bancorp of CA	10.11	10.11	0.64	6.07	3.87	0.64	6.07	NA	NA	0.67	25.83	156.57	15.83	156.57	25.83	0.62	2.22	57.41
FPFC	First Place Fin. Corp. of OH	9.52	6.92	0.96	10.16	7.08	0.82	8.72	0.62	120.39	0.95	14.13	137.48	13.09	189.02	16.47	0.56	2.45	34.57
FBNW	FirstBank NW Corp. of WA(8)	9.35	7.13	1.03	11.28	5.41	0.89	9.68	0.30	343.51	1.26	18.48	199.31	18.64	261.28	21.53	0.40	1.54	28.37
FFIC	Flushing Fin. Corp. of NY*	7.43	7.27	1.02	13.65	7.22	1.04	13.88	0.10	260.40	0.33	13.85	180.07	13.38	184.05	13.62	0.44	2.65	36.67
FBTX	Franklin Bank Corp of TX*	7.11	3.82	0.59	8.14	5.71	0.50	6.89	0.69	43.13	0.34	17.52	134.32	9.55	250.00	20.69	0.00	0.00	0.00
GSLA	GS Financial Corp. of LA	14.38	14.38	0.09	0.60	0.66	0.51	3.58	2.02	159.49	7.10	NM	90.89	13.07	90.89	25.42	0.40	2.22	NM
PBDB	Great Pee Dee Bancorp of SC	12.32	11.97	0.68	5.32	4.95	0.68	5.32	0.61	133.54	1.02	20.19	107.14	13.20	110.22	20.19	0.64	4.06	NM
GAFC	Greater Atlant. Fin Corp of VA(8)	3.83	3.52	-1.55	-35.59	NM	-2.04	-46.92	0.59	62.25	0.63	NM	132.75	5.08	144.20	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (44.2)*	11.25	11.25	0.82	7.31	3.93	0.83	7.44	0.37	114.89	0.70	25.43	181.65	20.43	181.65	25.00	0.46	3.12	NM
HFFC	HF Financial Corp. of SD	6.04	5.51	0.47	7.88	6.30	0.66	10.98	0.50	111.85	0.76	15.87	122.43	7.40	134.42	11.38	0.41	2.37	37.61
HMNF	HMN Financial, Inc. of MN	9.36	8.96	1.11	12.42	7.23	1.00	11.17	0.39	226.06	1.18	13.84	164.13	15.36	171.48	15.38	0.96	2.79	38.55
HARB	Harbor Florida Bancshrs of FL	10.52	10.40	1.60	15.10	5.50	1.54	14.50	0.09	771.35	0.81	18.18	260.33	27.39	263.33	18.94	1.10	3.01	54.73
HARL	Harleysville Svgs Fin Cp of PA	6.23	6.23	0.62	10.05	7.07	0.62	9.97	0.02	NA	0.53	14.15	140.21	8.73	140.21	14.26	0.64	3.68	52.03
HWFG	Harrington West Fncl Grp of CA	5.50	4.92	0.73	14.01	9.44	0.75	14.29	NA	NA	0.84	10.60	139.01	7.65	155.49	10.39	0.50	3.13	33.11
HBOS	Heritage Fn Gp MHC of GA(30.0)	19.11	19.11	0.75	4.28	1.80	0.75	4.28	0.25	390.71	1.42	NM	216.37	41.34	216.37	NM	0.20	1.50	NM
HIFS	Hingham Inst. for Sav. of MA*	7.71	7.71	0.98	12.53	7.21	0.99	12.57	0.03	NA	0.67	13.88	166.67	12.85	166.67	13.83	0.80	2.05	28.47
HCFC	Home City Fin. Corp. of OH	9.03	8.87	0.56	6.38	6.61	0.70	8.02	0.59	155.59	1.07	15.14	93.98	8.49	95.68	12.04	0.44	2.88	43.56
HOME	Home Fed Bncp MHC of ID (39.8)	13.97	13.97	0.94	6.33	2.78	0.94	6.33	0.03	NA	0.62	36.00	224.67	31.39	224.67	36.00	0.22	1.42	51.16
HFBC	HopFed Bancorp, Inc. of KY	7.67	6.90	0.71	8.73	7.34	0.65	8.00	0.19	327.12	0.94	13.63	118.91	9.12	132.08	14.88	0.48	2.96	40.34
HCBK	Hudson City Bancorp. Inc of NJ*	17.23	17.23	1.11	6.45	3.81	1.11	6.45	0.07	134.60	0.17	26.26	149.20	25.71	149.20	26.26	0.30	2.28	60.00
IFSB	Independence FSB of DC	8.43	8.43	-0.54	-5.71	-5.92	-1.32	-13.99	0.40	66.17	0.53	NM	105.95	8.93	105.95	NM	0.00	0.00	NM
ISBC	Investors Bcrp MHC of NJ(45.7)*	17.07	17.07	0.31	2.50	1.05	0.55	4.47	0.09	125.40	0.24	NM	173.44	29.60	173.44	NM	0.00	0.00	0.00
JXSB	Jcksnville Bcp MHC of IL(47.2)	7.89	6.76	0.40	5.10	3.92	0.37	4.71	0.65	111.95	1.29	25.48	129.90	10.25	151.60	27.60	0.30	2.26	57.69
JFBI	Jefferson Bancshares Inc of TN	24.17	24.17	0.91	3.42	3.16	0.91	3.42	0.25	289.38	0.90	31.63	114.98	27.80	114.98	31.63	0.24	1.85	58.54
KFED	K-Fed Bancorp MHC of CA (38.5)	12.21	11.63	0.72	5.45	2.51	0.72	5.45	0.15	222.40	0.39	39.89	214.11	26.15	224.80	39.89	0.32	2.29	NM
KNBT	KNBT Bancorp, Inc. of PA	12.22	8.00	0.73	5.40	4.44	0.80	5.94	0.30	174.13	1.07	22.54	123.74	15.12	188.90	20.51	0.32	2.00	45.07
KFFB	KY Fst Fed Bp MHC of KY (45.0)	24.63	18.80	0.70	2.89	2.04	0.73	3.02	0.49	56.17	0.47	NM	143.62	35.38	188.15	NM	0.40	3.70	NM
KRNY	Kearny Fin Cp MHC of NJ (30.0)	24.74	20.63	0.77	3.17	1.55	0.49	2.02	0.07	411.41	0.85	NM	204.48	50.59	245.23	NM	0.20	1.41	NM
LSBX	LSB Corp of No. Andover MA*	10.25	10.25	0.66	6.14	4.50	0.93	8.62	0.01	NA	1.72	22.20	141.91	14.55	141.91	15.80	0.56	3.19	70.89
LSBI	LSB Fin. Corp. of Lafayette IN*	8.96	8.96	0.92	10.51	8.19	0.87	9.89	2.83	27.00	0.83	12.22	124.83	11.18	124.83	12.98	0.68	2.52	30.77
LSBK	Lake Shore Bnp MHC of NY(47.0)	14.75	14.75	0.65	4.38	3.53	0.66	4.50	0.43	85.64	0.57	28.34	124.00	18.29	124.00	27.56	0.00	0.00	0.00
LARL	Laurel Capital Group Inc of PA(8)	8.85	7.87	0.64	7.18	3.61	0.64	7.11	0.22	299.10	0.92	27.72	198.43	17.56	223.19	28.00	0.80	2.89	NM
LEGC	Legacy Bancorp, Inc. of MA*	18.50	18.11	-0.27	-1.98	-1.34	-0.22	-1.59	0.12	467.33	0.79	NM	105.13	19.45	107.39	NM	0.12	0.80	NM
LNCB	Lincoln Bancorp of IN	11.48	8.37	0.12	1.02	1.04	0.23	1.88	0.45	154.25	0.96	NM	98.65	11.33	135.39	NM	0.56	3.08	NM
MAFB	MAF Bancorp, Inc. of IL	9.25	5.69	1.00	10.61	7.19	0.94	9.92	0.30	114.23	0.50	13.92	136.06	12.58	221.27	14.88	1.00	2.33	32.47
MFBC	MFB Corp. of Mishawaka IN	7.29	6.55	0.42	5.89	5.52	0.34	4.82	1.81	87.84	2.17	18.13	105.58	7.70	117.49	22.13	0.54	1.79	32.53
MGYR	Magyar Bancorp MHC of NJ(46.0)*	12.03	12.03	0.31	3.48	1.81	0.96	10.60	0.20	408.46	1.13	NM	145.97	17.56	145.97	18.11	0.00	0.00	0.00
MASB	MassBank Corp. of Reading MA*	11.69	11.57	0.81	7.02	5.23	0.76	6.57	0.03	487.55	0.56	19.12	136.93	16.01	138.37	20.43	1.08	3.28	62.79
MTXC	Matrix Bancorp, Inc. of CO	4.99	4.99	0.21	3.59	2.40	0.31	5.41	1.03	46.67	0.83	NM	161.94	8.08	161.94	27.63	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	7.84	7.80	0.68	8.73	5.94	0.69	8.85	NA	NA	1.21	16.83	145.40	11.40	146.05	16.62	0.40	3.05	51.28
CASH	Meta Financial Group of IA	5.64	5.18	-0.13	-2.28	-1.76	-0.12	-2.16	1.16	82.73	1.39	NM	132.76	7.49	144.50	NM	0.52	2.34	NM
MCBF	Monarch Community Bncrp of MI	14.23	10.37	0.49	3.39	4.05	0.38	2.66	1.31	79.93	1.26	24.71	83.61	11.89	114.75	31.50	0.24	1.90	47.06
MFSF	MutualFirst Fin. Inc. of IN	9.22	7.78	0.70	7.27	6.97	0.68	7.11	1.03	81.15	0.97	14.35	103.45	9.54	122.64	14.65	0.56	2.75	39.44
NASB	NASB Fin, Inc. of Grandview MO	9.80	9.61	1.49	15.44	7.52	0.73	7.60	0.95	49.76	0.55	13.30	199.00	19.50	202.94	27.01	0.90	2.51	33.33
NHTB	NH Thrift Bancshares of NH	7.37	5.46	0.81	10.98	7.58	0.77	10.44	0.04	NA	0.85	13.20	144.91	10.68	195.39	13.88	0.50	3.11	40.98
NVSL	Naug Vlly Fin MHC of CT (45.0)	13.98	13.91	0.60	3.85	2.31	0.60	3.85	0.10	550.73	0.73	NM	167.01	23.34	167.76	NM	0.20	1.78	NM
NTBK	NetBank, Inc. of Alpharetta GA	8.60	6.71	-0.19	-2.32	-3.27	-1.41	-16.92	1.90	30.50	0.89	NM	73.73	6.34	94.59	NM	0.08	1.31	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 16, 2006

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
NEBS	New England Bnchrs Inc. of CT	22.61	21.88	0.65	2.88	2.61	0.65	2.88	0.32	195.90	1.09	38.30	110.27	24.93	113.99	38.30	0.12	1.04	40.00
NMIL	Newmil Bancorp, Inc. of CT(8)*	5.95	5.03	1.06	16.63	5.48	1.07	16.86	0.18	311.26	0.96	18.25	311.46	18.54	368.29	18.00	0.88	2.20	40.18
FFFD	North Central Bancshares of IA	8.55	7.54	1.07	11.96	9.10	1.13	12.62	0.36	192.48	0.76	10.99	135.11	11.56	153.22	10.42	1.32	3.32	36.46
NWSB	Northwest Bcrp MHC of PA(40.0)*	9.03	6.56	0.92	10.05	4.57	0.87	9.54	0.74	69.77	0.81	21.89	217.59	19.65	299.53	23.07	0.64	2.50	54.70
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	11.02	11.02	0.56	5.07	2.79	0.56	5.07	0.02	NA	0.44	35.80	179.00	19.72	179.00	35.80	0.00	0.00	0.00
OCFC	OceanFirst Fin. Corp of NJ	6.76	6.70	0.96	13.85	6.97	0.57	8.26	0.09	558.46	0.61	14.34	199.17	13.47	201.02	24.06	0.80	3.70	52.98
ONFC	Oneida Fincl MHC of NY (44.0)*	12.74	9.23	0.87	7.10	4.82	0.82	6.67	0.05	870.67	0.87	20.76	144.26	18.38	199.02	22.11	0.44	4.33	NM
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	11.62	9.68	0.60	4.27	3.08	0.55	3.89	0.03	NA	0.80	32.48	144.67	16.82	173.74	35.73	0.24	2.24	72.73
PVFC	PVF Capital Corp. of Solon OH	7.65	7.65	0.62	7.83	6.70	0.55	7.03	1.71	29.01	0.62	14.93	114.69	8.77	114.69	16.64	0.30	2.96	44.12
PPBI	Pacific Premier Bncrp of CA	7.68	7.68	1.12	14.90	12.30	1.10	14.68	0.27	160.70	0.49	8.13	113.11	8.69	113.11	8.25	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	9.18	9.18	1.21	13.55	8.20	1.20	13.37	0.30	139.92	0.61	12.20	160.79	14.75	160.79	12.35	0.92	4.80	58.60
PFED	Park Bancorp of Chicago IL	12.45	12.45	0.17	1.41	1.18	0.13	1.08	2.04	48.56	0.90	NM	121.04	15.06	121.04	NM	0.72	2.24	NM
PVSA	Parkvale Financial Corp of PA	6.50	4.75	0.70	11.31	7.86	0.68	10.91	0.39	209.70	1.21	12.72	137.71	8.95	188.47	13.18	0.80	2.74	34.78
PRTR	Partners Trust Fin. Grp. of NY*	13.46	6.73	0.86	6.03	6.17	0.85	5.94	0.18	538.50	1.68	16.22	101.18	13.62	202.35	16.46	0.28	2.50	40.58
PBHC	Pathfinder BC MHC of NY (35.7)*	6.87	5.49	0.18	2.56	1.86	0.24	3.48	0.82	69.29	0.88	NM	139.32	9.57	174.30	39.33	0.41	3.47	NM
PFSB	PennFed Fin. Services of NJ	5.53	5.53	0.69	11.71	6.22	0.70	11.81	0.15	180.22	0.36	16.07	189.36	10.46	189.36	15.93	0.28	1.54	24.78
PFDC	Peoples Bancorp of Auburn IN	12.95	12.42	0.75	5.69	5.57	0.80	6.10	0.46	86.90	0.53	17.96	103.77	13.44	108.18	16.76	0.76	3.78	67.86
PBCT	Peoples Bank MHC of CT (42.1)*	11.79	10.83	1.28	11.09	2.99	1.23	10.64	0.20	340.91	0.84	33.49	359.65	42.40	NM	34.91	1.00	3.02	NM
PCBI	Peoples Community Bcrp. of OH	8.17	5.79	0.26	3.13	2.91	0.35	4.26	1.82	70.96	1.59	34.31	101.74	8.31	143.58	25.19	0.60	3.02	NM
PFSL	Pocahontas Bancorp, Inc. of AR	7.01	5.15	0.43	6.16	5.52	0.27	3.84	0.53	70.04	0.61	18.12	112.21	7.87	152.63	29.07	0.32	2.56	46.38
PROV	Provident Fin. Holdings of CA	8.76	8.75	1.34	16.94	10.81	0.97	12.20	0.05	NA	0.81	9.25	145.57	12.75	145.65	12.84	0.60	2.13	19.74
PBNY	Provident NY Bncrp, Inc. of NY	14.11	7.93	0.80	5.24	3.78	0.80	5.24	0.20	424.08	1.43	26.43	141.84	20.01	252.44	26.43	0.20	1.54	40.82
PBIP	Prudential Bncp MHC PA (45.0)*	20.03	20.03	0.86	4.22	2.36	0.86	4.22	0.16	79.71	0.29	NM	180.14	36.08	180.14	NM	0.16	1.22	51.61
PULB	Pulaski Fin Cp of St. Louis MO	7.95	7.45	1.04	15.85	5.06	1.23	18.68	0.93	92.00	0.95	19.76	227.40	18.07	242.69	16.77	0.32	1.93	38.10
RPFG	Ranier Pacific Fin Group of WA*	9.48	9.47	0.32	3.00	2.19	0.29	2.77	0.02	NA	1.42	NM	139.64	13.24	139.86	NM	0.24	1.35	61.54
RIVR	River Valley Bancorp of IN	7.17	7.16	0.63	8.58	6.80	0.57	7.88	1.03	68.84	1.01	14.72	125.17	8.98	125.35	16.02	0.78	4.31	63.41
RVSB	Riverview Bancorp, Inc. of WA	12.00	8.54	1.37	11.38	6.43	1.37	11.38	0.11	901.53	1.15	15.56	165.62	19.88	232.74	15.56	0.68	2.59	40.24
RCKB	Rockville Fin MHC of CT (45.0)*	13.64	13.55	0.44	3.33	1.61	0.67	5.07	0.22	380.48	0.93	NM	182.12	24.83	183.29	NM	0.00	0.00	0.00
ROME	Rome Bancorp, Inc. of Rome NY*	29.96	29.96	1.15	3.86	2.87	1.09	3.65	0.31	206.97	0.77	34.86	133.40	39.96	133.40	36.86	0.30	2.33	NM
SIFI	SI Fin Gp Inc MHC of CT (40.0)*	11.04	10.93	0.48	4.04	2.35	0.48	4.04	0.09	574.49	0.72	NM	172.93	19.08	174.57	NM	0.16	1.45	61.54
SVBI	Severn Bancorp, Inc. of MD	8.75	8.72	1.89	22.16	8.83	1.83	21.50	0.20	443.30	0.98	11.33	228.73	20.02	229.55	11.67	0.22	1.16	13.10
SFFS	Sound Fed Bancorp, Inc. of NY(8)	11.00	9.81	0.38	3.27	1.64	0.43	3.66	0.23	120.34	0.44	NM	198.18	21.80	222.26	NM	0.30	1.45	NM
SSFC	South Street Fin. Corp. of NC	10.06	10.06	0.69	6.32	5.79	0.70	6.44	0.46	60.61	0.37	17.27	109.20	10.99	109.20	16.96	0.40	4.21	72.73
SYNF	Synergy Financial Group of NJ	9.60	9.51	0.47	4.53	2.67	0.47	4.53	0.04	NA	0.78	37.51	176.90	16.97	178.41	37.51	0.20	1.37	51.28
THRD	TF Fin. Corp. of Newtown PA	9.22	8.54	0.91	9.57	7.20	0.89	9.39	0.35	115.38	0.53	13.88	132.93	12.26	143.56	14.16	0.76	2.64	36.71
TONE	TierOne Corp. of Lincoln NE	9.67	8.09	1.09	11.64	5.79	1.05	11.22	0.68	140.12	1.07	17.27	188.52	18.22	225.12	17.92	0.28	0.84	14.58
TSBK	Timberland Bancorp, Inc. of WA	13.94	12.63	1.39	10.22	6.49	1.33	9.81	0.52	144.41	1.04	15.40	151.09	21.06	166.81	16.04	0.64	2.06	31.68
TRST	TrustCo Bank Corp NY of NY	7.55	7.55	1.95	24.67	6.91	1.92	24.34	0.11	NA	2.88	14.48	366.89	27.71	366.89	14.68	0.64	5.89	NM
UCBA	United Comm Bncp MHC IN (45.0)	17.05	17.05	-0.12	-0.91	-0.48	-0.02	-0.18	0.52	128.99	0.88	NM	142.28	24.26	142.28	NM	0.28	2.67	NM
UCFC	United Community Fin. of OH	10.36	8.98	0.99	9.40	6.78	0.92	8.69	1.11	55.79	0.73	14.76	134.80	13.97	155.47	15.97	0.36	3.09	45.57
UBNK	United Fin Grp MHC of MA(46.6)	14.49	14.45	0.48	4.00	2.09	0.48	4.00	0.37	192.29	1.02	NM	150.13	21.75	150.50	NM	0.20	1.67	NM
WSFS	WSFS Financial Corp. of DE*	6.24	6.19	1.03	15.37	7.12	1.04	15.55	0.14	658.39	1.37	14.05	216.41	13.51	218.21	13.89	0.32	0.53	7.44
WVFC	WVS Financial Corp. of PA	6.47	6.47	0.68	10.12	7.46	0.67	10.04	NA	NA	1.71	13.40	134.86	8.72	134.86	13.51	0.64	3.82	51.20
WFSL	Washington Federal, Inc. of WA	14.15	13.49	1.74	11.92	7.13	1.74	11.92	0.10	306.90	0.38	14.03	163.06	23.08	171.03	14.03	0.80	3.52	49.38
WAUW	Wauwatosa Hlds MHC of WI(31.7)	15.05	15.05	0.53	4.49	1.59	0.53	4.49	1.21	28.72	0.40	NM	221.72	33.36	221.72	NM	0.00	0.00	0.00
WAYN	Wayne Savings Bancshares of OH	8.93	8.38	0.03	0.26	0.20	0.30	3.16	0.24	140.65	0.59	NM	141.34	12.63	150.70	NM	0.48	3.20	NM
WGBC	Willow Grove Bancorp Inc of PA	12.59	6.04	0.77	6.38	4.17	0.87	7.19	0.37	240.63	1.30	24.00	123.17	15.51	256.88	21.27	0.48	2.86	68.57

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
	Quarter 3	10080.3	1114.6	1,896.8	1495.1	556.0
	Quarter 4	10783.0	1211.9	2,175.4	1605.6	595.1
2005:	Quarter 1	10503.8	1180.6	1,999.2	1516.6	551.0
	Quarter 2	10275.0	1191.3	2,057.0	1577.1	563.3
	Quarter 3	10568.7	1228.8	2,151.7	1527.2	546.3
	Quarter 4	10717.5	1248.3	2,205.3	1616.4	582.8
2006:	Quarter 1	11109.3	1294.8	2,339.8	1661.1	595.5
As of June 16, 2006		11014.6	1251.5	2,130.0	1691.8	596.3

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

EXHIBIT IV-3
Citizens Community Federal
Historical Thrift Stock Indices

	Index Values				Price Appreciation (%)		
	05/31/06	04/28/06	12/31/05	05/31/05	One-Month	YTD	LTM
All Pub. Traded Thrifts	1,717.7	1,714.0	1,616.4	1,546.4	0.22	6.26	11.08
MHC Index	3,165.5	3,159.7	2,912.4	2,735.5	0.18	8.69	15.72
Stock Exchange Indexes							
AMEX Thrifts	632.7	627.8	620.5	572.0	0.78	1.96	10.61
NYSE Thrifts	1,092.1	1,085.7	1,024.4	985.6	0.60	6.61	10.81
OTC Thrifts	2,065.7	2,074.8	1,952.7	1,850.0	-0.44	5.78	11.66
Geographic Indexes							
Mid-Atlantic Thrifts	3,813.1	3,834.2	3,608.0	3,504.1	-0.55	5.68	8.82
Midwestern Thrifts	3,425.7	3,459.7	3,295.6	3,217.4	-0.98	3.95	6.47
New England Thrifts	1,814.1	1,822.9	1,750.8	1,651.8	-0.48	3.62	9.82
Southeastern Thrifts	1,511.3	1,530.2	1,455.6	1,449.4	-1.24	3.83	4.27
Southwestern Thrifts	1,447.1	1,425.4	1,260.7	1,164.8	1.52	14.79	24.24
Western Thrifts	1,658.9	1,642.2	1,544.1	1,460.4	1.02	7.43	13.59
Asset Size Indexes							
Less than $250M	1,367.4	1,386.7	1,273.4	1,310.8	-1.39	7.38	4.32
$250M to $500M	3,399.2	3,397.6	3,235.2	3,199.3	0.05	5.07	6.25
$500M to $1B	1,889.1	1,884.2	1,777.9	1,728.5	0.26	6.26	9.29
$1B to $5B	2,481.4	2,508.1	2,402.3	2,275.3	-1.07	3.29	9.06
Over $5B	1,033.3	1,028.7	967.8	925.2	0.45	6.77	11.68
Pink Indexes							
Pink Thrifts	464.7	463.8	420.9	403.7	0.20	10.41	15.11
Less than $75M	504.9	513.1	479.4	505.2	-1.59	5.32	-0.05
Over $75M	482.3	481.2	436.3	417.6	0.23	10.53	15.49
Comparative Indexes							
Dow Jones Industrial	11,168.3	11,367.1	10,717.5	10,467.5	-1.75	4.21	6.70
S&P 500	1,270.1	1,310.6	1,248.3	1,191.5	-3.09	1.75	6.60

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 close at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Exhibit IV-4
Wisconsin Thrift Acquisitions 2000-Present

Announce Date	Complete Date	Buyer Short Name		Target Name		Target Financials at Announcement: Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Terms and Pricing at Announcement: Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
04/27/2004	10/29/2004	Associated Banc-Corp	WI	First Federal Capital Corp	WI	3,743,097	7.59	0.93	11.49	0.35	146.31	602.9	26.38	208.36	306.36	15.89	16.11	18.82
05/21/2003	12/01/2003	MAF Bancorp Inc.	IL	St. Francis Capital Corporation	WI	2,293,437	8.15	1.10	13.45	0.29	280.70	263.6	26.57	139.03	149.70	11.16	11.49	7.93
08/29/2002	11/01/2002	Universal Savings Banc Hldg	WI	Universal Savings Bank, FA	WI	148,529	29.00	8.85	31.93	1.13	17.89	6.0	NA	NA	NA	NA	NA	NA
06/15/2001	11/09/2001	Anchor BanCorp Wisconsin	WI	Ledger Capital Corp.	WI	507,113	7.07	0.47	6.84	1.34	60.59	41.7	16.35	116.39	116.39	15.57	8.22	4.64
02/22/2000	11/02/2000	Mutual Savings Bank	WI	First Northern Capital Corporation	WI	804,269	9.60	0.99	9.65	0.10	505.28	133.4	15.00	168.35	168.35	18.52	16.59	11.73
02/15/2000	07/31/2000	North Shore Bank, FSB	WI	Marquette Savings Bank (MHC)	WI	82,420	25.40	0.77	3.01	NA	NA	12.7	12.00	140.92	140.92	41.38	34.82	14.61
01/03/2000	05/01/2000	South Milwaukee SB	WI	Mitchell Savings Bank	WI	98,761	8.93	0.19	2.03	0.51	59.06	NA	NA	NA	NA	NA	NA	NA
				Averages:		1,096,804	13.68	1.90	11.20	0.62	178.31	176.7		154.61	176.34	20.50	17.45	11.55
				Medians:		507,113	8.93	0.93	9.65	0.43	103.45	87.6		140.92	149.70	15.89	16.11	11.73

Source: SNL Financial, LC.

EXHIBIT IV-5
Citizens Community Federal
Director and Senior Management Summary Resumes

Brian R. Schilling. Mr. Schilling is the Managing Partner of W.J. Bauman Associates, LTD, a certified public accounting firm.

David B. Westrate. Mr. Westrate currently serves as planning supervisor for Sterling Education Services, Co., a position he has held for three years. Prior to that time, he was not employed.

Adonis E. ("Donna") Talmage. Ms. Talmage is currently retired. Prior to her retirement, she was an accountant and data processor for Consumers Co-Op Association.

James G. Cooley. Mr. Cooley is President and Chief Executive Officer of Citizens Community Federal, a position he has held since 1987.

Richard McHugh. Mr. McHugh is the Owner/President of Choice Products, USA.

Thomas C. Kempen. Mr. Kempen is the owner of T. C. Kempen Landscaping Supplies & Consulting.

John Zettler. Mr. Zettler is currently serving as Chief Financial Officer. In his capacity as Senior Vice President, Mr. Zettler assists the President in all of his duties with primary responsibility for financial information and human resources activity of Citizens Community Federal. Mr. Zettler joined Citizens Community Federal in 1980 and was named Senior Vice President in 1997.

Timothy J. Cruciani. Mr. Cruciani is currently serving as Executive Vice President and Senior Vice President of Operations. He joined Citizens Community Federal in 1989. Mr. Cruciani oversees the branch operations and the indirect paper operations of Citizens Community Federal.

Johnny W. Thompson. Mr. Thompson currently serves as Senior Vice President/Chief Administrative Officer, a position he has held since he joined Citizens Community Federal in 2002. Mr. Thompson's responsibilities include direct marketing and public relations associated with Citizens Community Federal. Prior to joining Citizens Community Federal, Mr. Thompson served as Vice President of Karwoski & Courage, a marketing communications firm.

Rebecca Johnson. Ms. Johnson serves as Vice President MIC/Accounting for Citizens Community Federal, a position she has held since 2002. She directs all computer/data processing and accounting activities associated with Citizens Community Federal. Ms. Johnson joined Citizens Community Federal in 1980.

Brian P. Ashley. Mr. Ashley has served as the Senior Vice President of our Community Plus Division located in our Michigan offices since July 2005. For over five years prior to that, he was President of Community Plus Savings Bank, Rochester Hills, Michigan.

Source: Citizens Community Federal's prospectus.

EXHIBIT IV-6
Citizens Community Federal
Pro Forma Regulatory Capital Ratios

	Actual, at March 31, 2006		$34,000,000 Minimum Offering		$40,000,000 Midpoint Offering		$46,000,000 Maximum Offering		$52,900,000 Maximum, As Adjusted Offering [1]	
	Amount	Percentage of Assets [2]	Amount	Percentage of Assets [2]	Amount	Percentage of Assets [2]	Amount	Percentage of Assets [2]	Amount	Percentage of Assets [2]
	(Dollars in thousands)									
GAAP Capital [3]	$ 26,675	10.39%	$ 39,806	14.76%	$42,187	15.50%	$44,568	16.23%	$47,306	17.06%
Tangible Capital:										
Actual or Pro Forma	$ 19,251	7.72%	$ 32,382	12.33%	$34,763	13.12%	$37,144	13.89%	$39,882	14.77%
Required	3,742	1.50	3,939	1.50	3,975	1.50	4,010	1.50	4,051	1.50
Excess	$ 15,509	6.22%	$ 28,443	10.83%	$30,788	11.62%	$33,133	12.39%	$35,831	13.27%
Core Capital:										
Actual or Pro Forma	$ 19,251	7.72%	$ 32,382	12.33%	$34,763	13.12%	$37,144	13.89%	$39,882	14.77%
Required [4]	9,978	4.00	10,504	4.00	10,599	4.00	10,694	4.00	10,804	4.00
Excess	$ 9,273	3.72%	$ 21,878	8.23%	$24,164	9.12%	$26,450	9.89%	$29,078	10.77%
Risk-Based Capital:										
Actual or Pro Forma [5] [6]	$ 19,879	12.08%	$ 33,010	19.28%	$35,391	20.53%	$37,772	21.76%	$40,510	23.16%
Required	13,170	8.00	13,695	8.00	13,790	8.00	13,886	8.00	13,995	8.00
Excess	$ 6,709	4.08%	$ 19,314	11.28%	$21,600	12.53%	$23,886	13.76%	$26,515	15.16%
Tier 1 Risk-Based Capital:										
Actual or Pro Forma [5][6]	$ 19,251	11.69%	$ 32,382	18.92%	$34,763	20.17%	$37,144	21.40%	$39,882	22.80%
Required	6,585	4.00	6,848	4.00	6,895	4.00	6,943	4.00	6,998	4.00
Excess	$ 12,666	7.69%	$ 25,534	14.92%	$27,867	16.17%	$30,201	17.40%	$32,884	18.80%

(1) As adjusted to give effect to an increase in the number of shares that could occur due to an increase in the offering range of up to 15% as a result of regulatory considerations or changes in market or general financial and economic conditions following the commencement of the Stock Offering.

(2) Tangible and core capital levels are shown as a percentage of total adjusted assets. The risk-based capital level is shown as a percentage of risk-weighted assets.

(3) GAAP capital includes unrealized gain (loss) on available-for-sale securities, net, goodwill, and other intangibles which are not included as regulatory capital.

(4) The current OTS core capital requirement for savings banks is 3% of total adjusted assets for thrifts that receive the highest supervisory rating for safety and soundness and 4% to 5% for all other thrifts. Our required level is 4%. See "Regulation - Regulatory Capital Requirements."

(5) Assumes net proceeds are invested in assets that carry a 50% risk-weighing.

(6) The difference between equity under GAAP and regulatory risk-based capital is attributable to the addition of $22,000 for accumulated other comprehensive loss, $628,000 for the allowance for loan losses, and the subtraction of $7,446,000 for goodwill and other intangibles.

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Citizens Community Bancorp, Eau Claire, Wisconsin
Prices as of June 16, 2006

Valuation Midpoint Pricing Multipl		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Wisconsin Companies Mean	Wisconsin Companies Median	All Public Mean	All Public Median
Price-earnings multiple	=	P/E	45.38 x	21.22x	21.00x	21.57x	21.57x	19.79x	16.96x
Price-core earnings multiple	=	P/CE	45.38 x	23.84x	24.91x	23.04x	23.04x	20.98x	17.44x
Price-book ratio	=	P/B	83.03%	109.07%	107.69%	167.28%	167.28%	153.98%	141.33%
Price-tangible book ratio	=	P/TB	93.81%	115.68%	115.60%	181.80%	181.80%	173.36%	161.19%
Price-assets ratio	=	P/A	18.46%	10.28%	10.42%	17.83%	17.83%	17.00%	14.08%

Valuation Parameters

				Adjusted		Stated	Pro Forma
Pre-Conversion Earnings (Y)(1)	$653,199	(12 Mths 3/06)	ESOP Stock Purchases (E)	6.46%		6.46%	8.00000%
Pre-Conversion Core Earnings (Y	$653,199	(12 Mths 3/06)	Cost of ESOP Borrowings (S)	0.00%			
Pre-Conversion Book Value (B)	$29,909,089		ESOP Amortization (T)	10.00	Years		
Pre-Conv. Tang. Book Value (TB)	$22,463,089		RRP Programs as % of Offering (M)	3.23%		3.23%	4.00000%
Pre-Conversion Assets (A)	$256,625,022		RRP Programs Vesting (N)	5.00	Years		
Reinvest. Rate (3/31/06 1 Yr. T-B	4.82%		Fixed Expenses	**$740,000**			
Tax rate (TAX)	**40.00%**		Variable Expenses	1.35%			
After Tax Reinvest. Rate (R)	2.89%		Percentage Sold (PCT)	74.3341%			
Est. Conversion Expenses (2)(X)	3.08%		MHC Assets	$95,000			
Insider Purchases	**$1,111,000**		Options as % of Offering (O1)	8.07%		8.07%	10.00000%
Price/Share	$10.00		Estimated Option Value (O2)	**28.70%**			
Foundation Cash Contribution (F(	0.00%		Option Vesting Period (O3)	5.00	years		
Foundation Stock Contribution (F:	0.00%	Shares	% of Options taxable (O4)	25.00%			
Foundation Tax Benefit (FT)	$0						

Calculation of Pro Forma Value After Conversion

1. $V = \dfrac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= $53,811,100

2. $V = \dfrac{P/E * (Y)}{- P/Core E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O}$ V= $53,811,100

3. $V = \dfrac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $53,811,100

4. $V = \dfrac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$ V= $53,811,100

5. $V = \dfrac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$ V= $53,811,100

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
Supermaximum	5,290,000	1,826,519	7,116,519	0	7,116,519	1.91067
Maximum	4,600,000	1,588,277	6,188,277	0	6,188,277	1.66145
Midpoint	4,000,000	1,381,110	5,381,110	0	5,381,110	1.44474
Minimum	3,400,000	1,173,944	4,573,944	0	4,573,944	1.22803

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion Value	Foundation Value	Total Market Capitalization
Supermaximum	$52,900,000	$18,265,190	$71,165,190	$0	$71,165,190
Maximum	46,000,000	15,882,770	61,882,770	0	61,882,770
Midpoint	**40,000,000**	13,811,100	53,811,100	0	53,811,100
Minimum	34,000,000	11,739,440	45,739,440	0	45,739,440

(1) Net Income has been reduced by the estimated 2005 Stock Option Plan Expense to be incurred beginning October 1, 2006.
(2) Estimated offering expenses at midpoint of the offering.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Citizens Community Bancorp
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$45,739,440
Exchange Ratio	1.22803
2nd Step Offering Proceeds	$34,000,000
Less: Estimated Offering Expenses	1,154,370
2nd Step Net Conversion Proceeds (Including Foundation)	$32,845,630

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$32,845,630
Less: Cash Contribution to Foundation	0
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(2,194,900)
Less: MRP Stock Purchases (2)	(1,097,452)
Net Proceeds to be Reinvested	$29,553,278
Estimated after-tax net incremental rate of return	2.89%
Earnings Increase	$854,681
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(131,694)
Less: Stock Programs Vesting (3)	(131,694)
Less: Stock Option Plan Vesting (4)	(141,735)
Less: 2005 Stock Option Plan Vesting	0
Net Earnings Increase	$449,557

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2006 (reported)	$653,199	$449,557	$1,102,756
12 Months ended March 31, 2006 (core)	$653,199	$449,557	$1,102,756

4. Pro Forma Net Worth	Before Conversion	Net Addition to Equity	Tax Benefit of Foundation	After Conversion
March 31, 2006	$29,909,089	$29,553,278	$0	$59,462,367
March 31, 2006 (Tangible)	$22,463,089	$29,553,278	$0	$52,016,367

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2006	$256,625,022	$29,553,278	$0	$286,178,300

(1) Includes ESOP purchases of 6.46% of the second step offering.
(2) Includes MRP purchases of 3.23% of the second step offering.
(3) ESOP amortized over 10 years, MRP amortized over 5 years, tax effected at: 40.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Citizens Community Bancorp
At the Midpoint of the Range

1. Fully Converted Value and Exchange Ratio	
Fully Converted Value	$53,811,100
Exchange Ratio	1.44474
2nd Step Offering Proceeds	$40,000,000
Less: Estimated Offering Expenses	1,230,141
2nd Step Net Conversion Proceeds (Including Foundation)	$38,769,859

2. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$38,769,859
Less: Cash Contribution to Foundation	0
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(2,582,240)
Less: MRP Stock Purchases (2)	(1,291,120)
Net Proceeds to be Reinvested	$34,896,499
Estimated after-tax net incremental rate of return	2.89%
Earnings Increase	$1,009,207
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(154,934)
Less: Stock Programs Vesting (3)	(154,934)
Less: Stock Option Plan Vesting (4)	(166,747)
Less: 2005 Stock Option Plan Vesting	0
Net Earnings Increase	$532,591

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2006 (reported)	$653,199	$532,591	$1,185,790
12 Months ended March 31, 2006 (core)	$653,199	$532,591	$1,185,790

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2006	$29,909,089	$34,896,499	$0	$64,805,588
March 31, 2006 (Tangible)	$22,463,089	$34,896,499	$0	$57,359,588

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2006	$256,625,022	$34,896,499	$0	$291,521,521

(1) Includes ESOP purchases of 6.46% of the second step offering.
(2) Includes MRP purchases of 3.23% of the second step offering.
(3) ESOP amortized over 10 years, MRP amortized over 5 years, tax effected at: 40.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Citizens Community Bancorp
At the Maximum of the Range

1. Fully Converted Value and Exchange Ratio	
Fully Converted Value	$61,882,770
Exchange Ratio	1.66145
2nd Step Offering Proceeds	$46,000,000
Less: Estimated Offering Expenses	1,305,912
2nd Step Net Conversion Proceeds (Including Foundation)	$44,694,088
2. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$44,694,088
Less: Cash Contribution to Foundation	0
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(2,969,580)
Less: MRP Stock Purchases (2)	(1,484,788)
Net Proceeds to be Reinvested	$40,239,720
Estimated after-tax net incremental rate of return	2.89%
Earnings Increase	$1,163,733
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(178,175)
Less: Stock Programs Vesting (3)	(178,175)
Less: Stock Option Plan Vesting (4)	(191,759)
Less: 2005 Stock Option Plan Vesting	0
Net Earnings Increase	$615,624

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2006 (reported)	$653,199	$615,624	$1,268,823
12 Months ended March 31, 2006 (core)	$653,199	$615,624	$1,268,823

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2006	$29,909,089	$40,239,720	$0	$70,148,809
March 31, 2006 (Tangible)	$22,463,089	$40,239,720	$0	$62,702,809

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2006	$256,625,022	$40,239,720	$0	$296,864,742

(1) Includes ESOP purchases of 6.46% of the second step offering.
(2) Includes MRP purchases of 3.23% of the second step offering.
(3) ESOP amortized over 10 years, MRP amortized over 5 years, tax effected at: 40.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Citizens Community Bancorp
At the Supermaximum Value

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$71,165,190
Exchange Ratio	1.91067
2nd Step Offering Proceeds	$52,900,000
Less: Estimated Offering Expenses	1,393,049
2nd Step Net Conversion Proceeds (Including Foundation)	$51,506,951

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$51,506,951
Less: Cash Contribution to Foundation	0
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(3,415,010)
Less: MRP Stock Purchases (2)	(1,707,506)
Net Proceeds to be Reinvested	$46,384,435
Estimated after-tax net incremental rate of return	2.89%
Earnings Increase	$1,341,438
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(204,901)
Less: Stock Programs Vesting (3)	(204,901)
Less: Stock Option Plan Vesting (4)	(220,523)
Less: 2005 Stock Option Plan Vesting	0
Net Earnings Increase	$711,113

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2006 (reported)	$653,199	$711,113	$1,364,312
12 Months ended March 31, 2006 (core)	$653,199	$711,113	$1,364,312

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2006	$29,909,089	$46,384,435	$0	$76,293,524
March 31, 2006 (Tangible)	$22,463,089	$46,384,435	$0	$68,847,524

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2006	$256,625,022	$46,384,435	$0	$303,009,457

(1) Includes ESOP purchases of 6.46% of the second step offering.
(2) Includes MRP purchases of 3.23% of the second step offering.
(3) ESOP amortized over 10 years, MRP amortized over 5 years, tax effected at: 40.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

EXHIBIT IV-9
Citizens Community Federal
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2006

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ASBI	Ameriana Bancorp of IN	1,516	-57	19	0	1,478	3,212	0.46
FFDF	FFD Financial Corp of Dover OH	1,332	-535	182	0	979	1,192	0.82
FBTC	First BancTrust Corp of IL	1,172	-361	123	0	934	2,367	0.39
FBEI	First Bancorp of Indiana of IN	1,534	684	-233	0	1,985	1,554	1.28
FFNM	First Fed of N. Michigan of MI	512	903	-307	0	1,108	3,120	0.36
FFBI	First Federal Bancshares of IL	775	-238	81	0	618	1,242	0.50
FFHS	First Franklin Corp. of OH	1,268	560	-190	0	1,638	1,686	0.97
LSBI	LSB Fin. Corp. of Lafayette IN	3,409	-319	108	0	3,198	1,540	2.08
MCBF	Monarch Community Bncrp of MI	1,358	-449	153	0	1,062	2,664	0.40
RIVR	River Valley Bancorp of IN	1,974	-254	86	0	1,806	1,601	1.13

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, valuation, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial service companies.

STRATEGIC & CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings improvement, operational matters and organizational issues. Strategy development typically focuses on: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation models provide the basis for evaluating the financial impact of alternative strategies and assessing their feasibility/compatibility with regulations and/or other guidelines.

MERGER & ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on enhancing shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES & DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and related applications. RP® Financial's consulting services are aided by in-house data bases and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience) & Contact Information

Ronald S. Riggins, Managing Director (26)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (21)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Senior Vice President (23)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Senior Vice President (20)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Senior Vice President (18)	(703) 647-6549	joren@rpfinancial.com

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company's conversion transaction. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC for second step conversions of mutual holding companies, particularly regarding selection of the Peer Group, fundamental analysis on both the Company and the Peer Group, and determination of the Bank's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994, specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Citizens Community's operations and financial conditions; (2) monitor Citizens Community's operations and financial conditions relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Citizens Community's value, or Citizens Community's value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of Citizens Community coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank's and the Peer Group's financial strength are noted as follows:

- Overall A/L Composition. Loans funded by retail deposits were the primary components of both Citizens Community's and the Peer Group's balance sheets. Citizens Community's interest-earning asset composition exhibited a higher concentration of loans as a percent of assets, and a similar degree of diversification into higher risk and higher yielding types of loans (primarily consumer loans). The similar lending diversification translated into similar risk weighted assets-to-assets ratios for both. Citizens Community's funding composition reflected a higher concentration of deposits and a lower concentration of borrowings than the comparable Peer Group ratios, indicating slightly greater future borrowing capacity for the Bank. Overall, as a percent of assets, the Bank maintained a higher level of interest-earning assets and a lower level of interest-bearing liabilities than indicated for the Peer Group, which overall resulted in a higher IEA/IBL ratio for the Bank. The infusion of stock proceeds should serve to increase the Bank's IEA/IBL ratio and, thus, increase the comparative advantage currently maintained by the Bank relative to the Peer Group's IEA/IBL ratio. For valuation purposes, RP Financial concluded that no adjustment was warranted for the Bank's overall asset/liability composition.

- Credit Quality. The Bank maintained a lower ratio of non-performing assets-to-assets than the Peer Group, offset by a lower ratio of reserves as a percent of non-performing loans. The Bank also maintained lower loss reserves as a percent of net loans receivable and the Bank's risk weighted assets-to-assets ratio was similar to the Peer Group's ratio. Citizens Community also reported a lower level of net charge-offs in relation to total loans than the Peer Group. Overall, in comparison to the Peer Group, the Bank's measures tended to imply a similar degree of credit exposure and RP Financial concluded that no adjustment was warranted for the Bank's credit quality.

- Balance Sheet Liquidity. The Bank operated with a lower balance of cash and investment securities relative to the Peer Group (3.5% of assets versus 23.8% for the Peer Group). Following the infusion of stock proceeds, the Bank's cash and investments ratio will initially increase with the deployment of proceeds into investments, however the Bank intends to quickly place such funds into whole loans. Citizens Community's future borrowing capacity was considered to be greater than the Peer Group's, in light of the higher level of borrowings maintained by the Peer Group; however, both the Bank and the Peer Group were considered to have ample borrowing capacities, particularly as the pro forma capital ratio for the Bank is expected to be greater than the Peer Groups'. Overall, balance sheet liquidity for the Bank was viewed as being lower than the Peer Group, and thus, RP Financial concluded that a slight downward adjustment was warranted for the Bank's balance sheet liquidity.

- Funding Liabilities. Retail deposits served as the primary interest-bearing source of funds for the Bank and the Peer Group, with borrowings being utilized to a greater degree by the Peer Group. In light of the Peer Group's greater utilization of borrowings, Citizens Community's overall cost of funds was lower than the Peer Group's. The Bank currently maintains a lower level of interest-bearing liabilities than the Peer Group. Accordingly, following the stock offering, the increase in Citizens Community's capital position should serve to further lower the Bank's level of interest-bearing liabilities relative to the Peer Group's. For purposes of this valuation, RP Financial concluded that no adjustment was warranted for Citizens Community's funding composition.

- Capital. The Bank operates with a higher pre-conversion capital ratio than the Peer Group, 11.6% and 9.6% of assets, respectively. On a tangible capital basis, however, the Bank's ratio of 8.7% is below the Peer Group's average of 8.9% of assets. Following the stock offering, Citizens Community's pro forma capital position is expected to further exceed the Peer Group's equity-to-assets ratio. The Bank's similar pro forma capital position implies greater leverage capacity, lower dependence on interest-bearing liabilities to fund assets and a higher capacity to absorb unanticipated losses. Overall, RP Financial concluded that a slight upward adjustment was warranted for the Bank's pro forma capital position.

On balance, Citizens Community's financial condition was considered to be similar in comparison to the Peer Group's, when examining conditions such as asset/liability composition, credit quality, liquidity, funding composition and pro forma capital position. Any advantages enjoyed by the Bank were small, however, and we concluded that no valuation adjustment was warranted for the Bank's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Bank recorded lower earnings on an ROAA basis (0.32% of average assets versus 0.51% for the Peer Group). A higher level of operating expenses, a higher level of loss provisions, and lower non-interest income largely accounted for the Bank's lower return. The Bank's relatively large portfolio of fixed rate residential loans has supported earnings in the most recent periods. In addition, the Bank has been experiencing increased levels of repayments or prepayments on the fixed rate loan portfolio, further reducing current period interest income. A slightly higher level of non-interest operating income represented an earnings advantage for the Peer Group as this lessens the dependence of earnings on the net interest margin. The higher operating expenses associated with implementation of the additional stock benefit plans (including stock options) following the second step conversion will have a net downward effect on reported net income. Overall, the differences between the Bank's and the Peer Group's reported earnings were considered to be representative of the Bank's lower earnings on a ROAA basis. Thus, Citizens Community's reported earnings warranted a slight downward adjustment for valuation purposes.

- Core Earnings. The Bank's and the Peer Group's earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Bank operated with a higher net interest margin, a higher operating expense ratio and a lower level of non-interest operating income. Citizens Community operates with a level of interest rate risk due to the large balances of fixed rate residential loans held in portfolio, loans that are subject to prepayments and repayments. The Bank's higher net interest income ratio, along with a much higher lower level of operating expenses translated into a similar expense coverage ratio (1.00x versus 0.99x for the Peer Group). After factoring in the Peer Group's higher level of non-interest operating income, the Bank exhibited a less favorable efficiency ratio of 83.4% versus 77.4% for the Peer Group. Loss provisions had a larger impact on the Bank's earnings, which was consistent with Citizens Community's focus on consumer lending which typically exhibits larger levels of loan charge offs. In addition to these measures, following conversion the Bank should experience higher expenses associated with the stock benefit plans and the future risk of a rise in interest rates. This indicates that the Bank's core earnings are somewhat less favorable to the Peer Group's and that a slight downward adjustment is warranted for the Bank's core earnings.

- Interest Rate Risk. Quarterly changes in the Bank's net interest income to average assets ratios indicated a high degree of volatility associated with the Bank's net interest margin, which has been negatively impacted in the most recent quarters by the higher interest rate environment. Other measures of interest rate risk, such as the IEA/IBL ratio and ratio of non-earning assets/assets were moderately more favorable than the Peer Group, thereby indicating a lower dependence on the yield-cost spread to sustain net interest income. The Bank reported a lower level of tangible equity as a percent of assets. On a pro forma basis, the Bank's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and, thus the Bank's ratios are expected to be more favorable than to the Peer Group's balance sheet ratios. However, the Bank's earning asset base remains dependent upon the income generated from the fixed rate residential loan portfolio which is subject to elevated levels of prepayments and repayments. Accordingly, RP Financial concluded that the Bank's interest rate risk exposure on a pro forma basis was similar to the Peer Group's and that no adjustment was warranted for valuation purposes.

- Credit Risk. Loan loss provisions were a larger factor in the Bank's earnings. In terms of future exposure to credit quality related losses, the Bank reported similar levels of reserve coverage ratios, offset by lower levels of non-performing assets. The Bank's overall credit risk is also increased by the higher proportion of higher credit risk loans (primarily consumer loans), which are not real estate secured. Overall, RP Financial concluded that a slight downward adjustment was warranted for this factor.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the infusion of stock proceeds will increase the Bank's earnings growth potential with respect to leverage capacity and provide the Bank with additional liquidity for purposes of funding loan growth. Second, while the Bank's earnings are supported primarily due to the large fixed rate residential loan portfolio, in the recent rising rate environment Citizens Community's net interest income has declined. Third, opportunities for lending and deposit growth in the Bank's market area are considered to be similar to the primary market areas served by the Peer Group companies in general, as implied by the demographic characteristics associated the primary market area served by Citizens Community (i.e. similar population base and per capita income). Exhibit III-4 provides demographic and deposit market share comparisons of Eau Claire County with the primary market area counties served by the Peer Group companies. The Bank's competitive position in the primary market area, as indicated by deposit market share, was viewed as less favorable to the Peer Group's, with Citizens Community's 8.8% deposit market share falling well below the 20.5% average and 20.9% median indicated for the Peer Group, however this low deposit market share provides a greater ability to increase deposits in the future. Overall, the Bank's earnings growth potential appears to be similar to that of the Peer Group's, and, thus, we concluded that no valuation adjustment was warranted for this factor.

- Return on Equity. The Bank's pro forma return on equity is projected to be somewhat below the comparable averages for the Peer Group, owing to Citizens Community's relatively lower earnings position and a higher level of pro forma capital. In view of the lower capital growth rate that will be imposed by Citizens Community's lower ROE, we concluded that a slight downward adjustment was warranted for the Bank's ROE.

Overall, the Bank, in comparison to the Peer Group, indicated lower reported and core earnings, higher credit risk and less favorable pro forma return on equity. Accordingly, RP Financial concluded that a moderate downward adjustment was warranted for the Bank's profitability, growth and viability of earnings.

3. Asset Growth

Citizens Community's asset growth was higher than Peer Group's during the period covered in our comparative analysis (positive 9.1% versus positive 7.4% for the Peer Group). On a pro forma basis, the Company's equity-to-assets ratio will be noticeably higher than the Peer Group's ratio, indicating a greater level of leverage capacity for the Bank. The demographic characteristics of the primary market areas served by the Bank and the Peer Group companies were similar in terms of potential deposit growth, however the Bank does maintain a lower deposit market share, on average. The Bank currently maintains branch offices in the Detroit, MI and Minnesota, MN MSAs, which provides access to a materially larger population base than the rural Wisconsin market area. On balance, we believe that a slight upward adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Operating in the Eau Claire regional population center, the Bank serves a moderately sized urban center and the surrounding rural market area in western Wisconsin as indicated by Eau Claire county population figures and the measures for per capita income. A positive factor, Eau Claire County has experienced population increases in recent years, a trend that is expected to continue through 2008.

Overall, the markets served by the Peer Group companies were viewed as somewhat less favorable with respect to supporting growth opportunities, as they generally operated in smaller sized markets (in terms of median population) with lower levels of per capita income. Four of the ten Peer Group company market areas were projected to experience population declines over the next five years. As noted above, the Bank's competitive position in the primary market area, as indicated by deposit market share, was viewed as less favorable to the Peer Group's, with Citizens Community's 8.8% deposit market share falling below the 20.5% average and 20.9% median indicated for the Peer Group. Summary demographic and deposit market share data for the Bank and the Peer Group companies is provided in Exhibit III-4. As shown in Table 4.1, April 2006 unemployment rates for the markets served by the Peer Group companies were on average higher than the unemployment rate indicated for Eau Claire County. On balance, we concluded that no adjustment was required for the Bank's market area.

Table 4.1
Market Area Unemployment Rates
Citizens Community and the Peer Group Companies(1)

	County	April 2006 Unemployment
Citizens Community Federal- WI	Eau Claire	4.0%
The Peer Group		
Ameriana Bancorp of IN	Henry	5.6%
FFD Financial Corp of Dover, OH	Tuscarawas	5.3
First BancTrust Corp. of IL	Edgar	4.9
First Bancorp of Indiana of IN	Vanderburgh	4.5
First Fed of Northern Michigan of MI	Alpena	7.9
First Federal Bancshares, Inc. of IL	McDonough	4.1
First Franklin Corp. of OH	Hamilton	5.2
LSB Financial Corp. of Lafayette IN	Tippecanoe	3.9
Monarch Community Bancorp of MI	Branch	7.0
River Valley Bancorp of IN	Jefferson	4.5
Average		5.3%

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

After the conversion to full stock form, Citizens Community may pay dividends in an amount such that current minority shareholders of Citizens Community will continue to receive the same total cash dividend payment, with the per share dividend amount adjusted for the exchange ratio. At the current midpoint valuation, the annual dividend payment would equal $0.14 per share and provide a yield of 1.40% based on the $10.00 per share initial offering price.

However, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All 10 of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.9% to 4.6%. The average dividend yield on the stocks of the Peer Group institutions equaled 2.80% as of June 16, 2006 (see Table 4.4). As of June 16, 2006, approximately 90% of all publicly-traded thrifts (non-MHC institutions) had adopted cash dividend policies (see Exhibit IV-1) exhibiting an average yield of 2.52% and an average payout ratio of 40.76%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Company's indicated dividend policy provides for a lower yield as maintained by the Peer Group. While the Company's implied payout ratio of 62.82% of core pro forma core earnings at the midpoint is above the Peer Group's payout ratio, the Company's ability to maintain a higher payout ratio is supported by its higher pro forma tangible equity to-assets ratio equal to 19.7% at the midpoint compared to 9.6% for the Peer Group. Accordingly, on balance, we concluded that no adjustment was warranted for purposes of the Company's dividend policy.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group companies trade on the NASDAQ system. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $21.6 million to $44.5 million as of June 16, 2006, with average and median market values of $30.9 million and $30.1 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.2 million to 3.2 million, with average and median shares outstanding of 2.0 million and 1.7 million, respectively. The Company's pro forma market value and number of shares outstanding will be above the Peer Group's average figures. The Company's stock will be quoted on the NASDAQ National Market System following the conversion. Overall, we anticipate that the Company's stock will have a slightly greater trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

Three separate markets exist for thrift stocks: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the thrift acquisition market. All three of these markets were considered in the valuation of the Bank's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. The broader stock market staged a rally at the start of the third quarter of 2005, as investors reacted favorably to falling oil prices and job growth reflected in the June employment data. Favorable inflation data for June and some positive third quarter earnings reports sustained the rally into the latter part of July. Stocks posted further gains in early-August on optimism about the economy, corporate profits and interest rates. Concerns that rising oil prices would reduce consumer spending and hurt corporate earnings produced a downward trend in the stock market during the second half of August, with the Dow Jones Industrial Average ("DJIA") posting a 1.5% loss for the month of August. The stock market showed resiliency in the aftermath of Hurricane Katrina, as oil prices fell following the Energy Department's decision to release some of the Strategic Petroleum Reserve. Lower oil prices and an upbeat report from the Federal Reserve that showed the economy kept growing in July and August helped to extend the rebound in the stock market heading into mid-September. The rebound in the broader stock market paused in mid-September, as Hurricane Rita, higher oil prices and a quarter point rate increase by the Federal Reserve contributed to the DJIA posting its worst weekly loss in three months for the trading week ending September 23rd. Stocks rebounded mildly at the close of the third quarter, which helped the DJIA to a 2.9% gain for the third quarter.

Inflation fears pushed stocks lower at the start of the fourth quarter of 2005, as comments from the Federal Reserve suggested that the central bank was worried about inflation and was likely to keep raising rates. The DJIA dropped to a five-month low in mid-October, reflecting concerns that high oil prices would depress consumer spending. Mixed results for third quarter earnings and inflation worries translated into an uneven trading market through the end of October. Optimism that a strong economy would produce a year-end rally provided a lift to the broader stock market in early-November. Lower bond yields and oil prices helped to extend the rally through mid-November. The DJIA approached a four and one-half year high in late-November, as the Federal Reserve hinted that the cycle of rate increases could be approaching an end. Stocks fluctuated in first half of December, as strong economic news and higher oil prices renewed concerns about inflation and rising interest rates. Acquisitions in the technology and pharmaceutical industries, along with some positive economic news showing a dip in unemployment claims and strong third quarter GDP growth, provided a boost to the broader stock market heading into late-December. However, the gains were not sustained through the end of the year, as higher oil prices, inflation concerns and the inversion of the yield curve pulled stocks lower in late-December.

The broader stock market rallied higher at the start of 2006 on indications that the Federal Reserve was nearing an end to the current cycle of rate increases. In the second week of January, the DJIA closed above 11000 for the first time since before September 11, 2001. Higher oil prices, some disappointing fourth quarter earnings and worries about Iran pushed stocks lower in mid-January, which was followed by a rebound in the broader stock market in late-January. The late-January gains were supported by some favorable fourth quarter earnings and economic news showing strong December orders for durable goods and lower than expected unemployment. Mixed reaction to some fourth quarter earnings reports and concerns about the housing market cooling off provided for a choppy market during the first half of February. Some favorable economic data, which included a surge in January retail sales and only a slight rise in core consumer prices for January, supported gains in the broader stock market heading into late-February. Major indexes approached multi-year highs in late-February, before faltering at the end of February on economic data showing a decline in consumer confidence and the housing market slowing down. However, in early-March 2006, stocks trended lower on concerns that rising global interest rates would hurt corporate profits. Stocks rebounded in mid-March, as economic data showing steady economic growth and little consumer inflation helped to lift the DJIA to a four and one-half year high. Consumer prices rose just 0.1% in February, while job growth and housing construction were both stronger than expected in February. Stocks trended lower at the close of the first quarter on interest rate worries, as the Federal Reserve lifted rates another quarter point and hinted at more increases to come.

The broader stock market traded up at the start of the second quarter of 2006, reflecting optimism about first quarter earnings and that tame inflation would bring an end to rate increases by the Federal Reserve. Higher oil prices curbed the positive trend in stocks during mid-April, which was followed by the biggest gain of the year for the DJIA. The release of the minutes from the Federal Reserve's March meeting, which signaled that the Federal Reserve was about to stop raising rates served as the catalyst to the rally. Stocks generally edged higher through the end of April, as investors focused on strong first quarter earnings reports by a number of blue chip stocks. However, the positive trend was somewhat subdued by new inflation fears resulting from strong economic reports for March. Lower oil prices and a strong retail sales report for April helped to lift the DJIA to a six year high in early-May. Stocks traded flat on news of another rate increase by the Federal Reserve, which was followed by a sharp sell-off in mid-May as a larger than expected rise in April consumer prices sparked inflation fears. An upward revision to first quarter GDP growth provided a boost to stocks heading into late-May, but the rally was cut short as a drop in consumer-confidence numbers for May and concerns of slower economic growth hurting corporate profits spurred another sell-off in late-

May. Despite closing up on the last day of May, the month of May was the worst monthly performance for the DJIA in eleven months.

The down turn in the broader stock market continued during the first part of June 2006, as stocks tumbled after an inflation warning by the Federal Reserve Chairman stoked fears of future rate increases. Comparatively, stocks surged in mid-June following reassuring inflation comments by the Federal Reserve Chairman. As an indication of the general trends in the nation's stock markets over the past year, as of June 16, 2006, the DJIA closed at 11014.55 an increase of 3.7% from one year ago and an increase of 2.8% year-to-date, and the NASDAQ closed at 2129.95 an increase of 1.9% from one year ago and a decrease of 3.4% year-to-date. The Standard & Poors 500 Index closed at 1251.54 on June 16, 2006, an increase of 2.8% from one year ago and an increase of 0.3% year-to-date.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have outperformed the broader market during the past year. Strength in the broader stock market and some positive second quarter earnings reports in the thrift sector supported a positive trend in thrift stocks at the beginning of the third quarter of 2005. Thrift stocks settled into a narrow trading range in late-July and early-August, as higher short-term interest rates provided for further flattening of the Treasury yield curve. Weakness in the broader market combined with a flatter yield curved pressured thrift stocks lower in mid- and late-August. Similar to the broader market, the market for thrift issues showed mixed results in early-September amid ongoing concerns about the long-term economic impact of Hurricane Katrina. Strength in the broader market and speculation of the Federal Reserve taking a pause in increasing rates supported a mild rally in thrift stocks going into mid-September. Likewise, thrift issues sold off in conjunction with the broader stock market going into late-September, as investors reacted negatively to the Federal Reserve hiking interest rates by another quarter point and the threat of Hurricane Rita hurting energy production. In contrast to the rebound in the broader stock market, thrift issues continued their slide at the end of the third quarter as a sharp decline in September consumer confidence weighed heavily on the thrift sector.

Thrift stocks retreated further at the beginning of the fourth quarter of 2005 on concerns about higher interest rates and inflation. Mixed earnings reports and shareholder activism at Sovereign Bancorp produced a choppy trading market for the thrift sector heading into late-October. Some positive macroeconomic news, which included a rise in consumer spending, helped to initiate a rally in thrift stocks at the end of October. Strength in the broader stock market and merger speculation helped to fuel gains for thrift stocks through much of November. Overall, the SNL Index for all publicly-traded thrifts registered a 3.6% increase during November. Thrift issues generally eased lower during early-December, reflecting concerns about higher interest rates and the strength of the housing market. Signals from the Federal Reserve that it could stop raising rates sometime in 2006 and easing inflation fears on lower than expected revised third quarter GDP growth lifted thrift stocks going into late-December. However, weakness in the broader market and an inverted yield curve pressured thrift stocks lower at year end.

Thrift stocks participated in the broader stock market rally at the beginning of the New Year, as interest rate sensitive issues benefited from news that rate increases by the Federal Reserve may be nearing an end. Thrift stocks continued to parallel the broader market in mid-January, as the sector traded down following some disappointing fourth quarter earnings caused by net interest margin pressure. Short covering and a slight improvement in the yield curve provided for a brief rebound in thrift stocks in late-January 2006, followed by a downward move in the sector at the end of January as investors anticipated another rate hike by the Federal Reserve. The downward trend in thrift stocks continued through mid-February, reflecting concerns that valuations were too high in light of a number of thrift issues experiencing a weaker earnings outlook due to spread compression resulting from the inverted yield curve. Thrift stocks strengthened along with the broader market heading into late-February, as mortgage lenders benefited from inflation data that showed only a small rise in core consumer prices for January and news that housing starts surged in January. Comparatively, reports of declining home sales, lower consumer confidence and higher oil prices depressed thrift stocks at the end of February and the first week of March. Thrifts stocks rebounded in conjunction with the broader market in mid-March 2006, as interest rate sensitive issues benefited from tame inflation data reflected in the February consumer price index. The proposed acquisition of North Fork Bancorp by Capital One helped to further the advance in thrift and bank stocks, particularly in the Northeast. Higher interest rates pushed thrift stocks lower in late-March, particularly after the Federal Reserve increased rates another quarter point and indicated that more rate increases were likely.

Thrift issues traded in a narrow range during the first half of April 2006, in which mixed earnings reports and concerns about interest rates and inflation provided for an uneven trading market. Thrift stocks spiked higher in conjunction with the broader market heading in to the second half of April, as investors reacted favorably to news that the Federal Reserve was contemplating an end to rate increases during its March meeting. The rally in thrift stocks was short-lived, with renewed concerns about interest rates and inflation providing for a modest pull back in thrift stocks during late-April. However, thrift stocks rebounded at the end of April, as comments from the Federal Reserve Chairman fueled speculation that the current cycle of Federal Reserve rate hikes may be nearing an end.

Strength in the broader market and Wachovia Corp.'s announced deal to acquire Golden West Financial Corp. sustained a rally in thrift stocks during early-May. Higher interest rates, weakness in the broader market and a drop in consumer confidence pushed thrift stocks lower in mid-May. Inflation fears continued the slide in thrift stocks into late-May. Thrift stocks closed out May advancing in conjunction with the broader market. Inflation fears, sparked by comments from the Federal Reserve Chairman, pulled thrift stocks lower along with the broader market in early-June. Acquisition speculation helped thrift stocks to stabilize ahead of the broader market heading into mid-June. Interest rate concerns weighed on thrift stocks in mid-June, although thrift stocks moved higher following comments from the Federal Reserve Chairman that eased inflationary concerns. On June 16, 2006, the SNL Index for all publicly-traded thrifts closed at 1,691.8, an increase of 7.6% from one year ago and an increase of 4.7% year-to-date.

B. <u>The New Issue Market</u>

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for converting thrift issues has been relatively stable over the past several quarters, with most converting issues having successful offerings and reflecting modest price appreciation in initial trading activity. In general, investor interest in smaller offerings with resulting less liquid trading markets has been for the most not as strong compared to larger offerings with more liquid trading markets. As shown in Table 4.2, there were no standard or second-step conversions competed during the past three months. Three mutual holding company offerings were completed during the past three months, which are considered to be more relevant for purposes of our analysis. All three of the MHC offerings were closed at the top of the super range. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled 78.6%. On average, the prices of the recent MHC offerings reflected price appreciation of 7.3% and 7.0% after the first week and first month of trading, respectively. As of June 16, 2006, the three recent MHC offerings reflected average price appreciation of 4.7%

C. <u>The Acquisition Market</u>

Also considered in the valuation was the potential impact on Citizens Community's stock price of recently completed and pending acquisitions of other savings institutions operating in Wisconsin. As shown in Exhibit IV-4, there were seven Wisconsin thrift acquisitions completed from the beginning of 2000 through year-to-date 2006, and there are currently no acquisitions pending for Wisconsin savings institutions. To the extent that speculation of an acquisition may impact the Bank's valuation, we have largely taken this into

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans		Insider Purchases	Initial	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:							
Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 6/16/06 ($)	% Change (%)
Standard Conversions																																
NONE																																
Second Step Conversions																																
NONE																																
Mutual Holding Company Conversions																																
Mutual Federal Bancorp, Inc.*	IL	4/6/06	MFDB-OTCBB	$ 65	28.10%	0.29%	80%	$ 10.9	30%	132%	6.7%	N.A.	N.A.	8.0%	6.5%	8.3%	0.00%	73.9%	45.9x	37.9%	0.7%	36.5%	1.8%	$10.00	$11.13	11.3%	$11.00	10.0%	$11.40	14.0%	$11.00	10.0%
Lake Shore Bancorp, Inc.*	NY	4/4/06	LSBK-NASDAQ	$ 334	8.39%	0.43%	85%	$ 29.8	45%	132%	5.1%	N.A.	N.A.	8.0%	4.4%	3.0%	0.00%	77.9%	23.3x	16.9%	0.7%	14.7%	4.6%	$10.00	$10.70	7.0%	$10.48	4.8%	$10.15	1.5%	$9.92	-0.8%
United Community Bancorp	IN	3/31/06	UCBA-NASDAQ	$ 323	9.40%	0.70%	144%	$ 36.5	43%	132%	3.5%	C/S	250K/1.9%	8.7%	4.4%	12.7%	0.00%	84.1%	33.2x	21.5%	0.7%	17.2%	3.8%	$10.00	$10.80	8.0%	$10.70	7.0%	$10.55	5.5%	$10.50	5.0%
Averages - Mutual Holding Company Conversions:				$ 240	15.30%	0.47%	103%	$ 25.7	39%	132%	5.1%	NA	NA	8.2%	5.1%	8.0%	0.00%	78.6%	34.1x	25.5%	0.7%	22.8%	3.4%	$10.00	$10.88	8.8%	$10.73	7.3%	$10.70	7.0%	$10.47	4.7%
Medians - Mutual Holding Company Conversions:				$ 323	9.40%	0.43%	85%	$ 29.8	43%	132%	5.1%	NA	NA	8.0%	4.4%	8.3%	0.00%	77.9%	33.2x	21.5%	0.7%	17.2%	3.8%	$10.00	$10.80	8.0%	$10.70	7.0%	$10.55	5.5%	$10.50	5.0%
Averages - All Conversions:				$ 240	15.30%	0.47%	103%	$25.7	39%	132%	5.1%	NA	NA	8.2%	5.1%	8.0%	0.00%	78.6%	34.1x	25.5%	0.7%	22.8%	3.4%	$10.00	$10.88	8.8%	$10.73	7.3%	$10.70	7.0%	$10.47	4.7%
Medians - All Conversions:				$ 323	9.40%	0.43%	85%	$29.8	43%	132%	5.1%	NA	NA	8.0%	4.4%	8.3%	0.00%	77.9%	33.2x	21.5%	0.7%	17.2%	3.8%	$10.00	$10.80	8.0%	$10.70	7.0%	$10.55	5.5%	$10.50	5.0%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

June 16, 2006

account in selecting companies which operate in the Midwestern region of the US. Accordingly, the Peer Group companies are considered to be subject to the same type of acquisition speculation that may influence Citizens Community's trading price. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Citizens Community's stock would tend to be less compared to the stocks of the Peer Group companies.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for thrift stocks and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. <u>Management</u>

Citizens Community's management team appears to have experience and expertise in all of the key areas of the Bank's operations. Exhibit IV-5 provides summary resumes of Citizens Community's Board of Directors and senior management. The Bank, given its asset size, has been effective in implementing an operating strategy that can be well managed by the Bank's present organizational structure as indicated by the financial characteristics of the Bank. Citizens Community currently does not have any executive management positions that are vacant.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. <u>Effect of Government Regulation and Regulatory Reform</u>

In summary, as a fully-converted OTS regulated institution, Citizens Community will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Table 4.3
Valuation Adjustments
Citizens Community Federal and the Peer Group Companies

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Citizens Community's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Citizens Community's prospectus for offering expenses, reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8).

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Company's and the Peer Group's operating strategies, earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for the Peer Group included certain non-recurring items, we also made adjustments to earnings to arrive at core earnings estimates for the Peer Group and resulting price/core earnings ratios.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a useful indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

- Trading of CZWI stock. Converting institutions generally do not have stock outstanding. Citizens Community, however, has public shares outstanding due to the mutual holding company form of ownership. Since Citizens Community is currently traded on the NASDAQ, it is an indicator of investor interest in the Company's conversion stock and therefore received some weight in our valuation. Based on the June 16, 2006 stock price of $17.65 per share and the 3,724,628 shares of Citizens Community stock outstanding, the Company's implied market value of $65.7 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of Citizens Community's stock was somewhat discounted herein but will become more important towards the closing of the offering.

The Bank will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that, as of June 16, 2006, the aggregate pro forma market value of Citizens Community's conversion stock was $53,811,100 at the midpoint, equal to 5,381,110 shares at $10.00 per share. The midpoint and resulting valuation range is based on the sale of a 74.3341% ownership interest to the public, which provides for a $40.0 million public offering at the midpoint value.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank's reported earnings equaled $717,000 for the 12 months ended March 31, 2006. Citizens Community did not report any net non-operating income or expense items, and therefore Citizens Community's core earnings were also equal to $717,000. We incorporated the after tax reinvestment of the $95,000 of MHC assets, which will be consolidated into the Company. In addition, Citizens Community has established a 2005 Stock Option Plan, and awarded shares to certain directors and officers. The required expense related to these options will be booked beginning October 1, 2006, the beginning of the Bank's fiscal year. Thus, we have applied the after-tax expense related to these options, using assumptions for the option value as shown in the Bank's audited financial statements for fiscal year 2005. Thus, for valuation purposes, Citizens Community's net income for the twelve months ended March 31, 2006 was an estimated

$653,200. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Based on the Company's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples at the $53.8 million midpoint value equaled 45.38 times, which provided for premiums of 113.9% and 90.4% relative to the Peer Group's average reported and core earnings multiples of 21.22 times and 23.84 times, respectively (see Table 4.4). The implied premiums reflected in the Bank's pro forma P/E and core P/E multiples take into consideration the Bank's pro forma P/B and P/A ratios.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, derived from the Peer Group's P/B ratio, to the Company's pro forma book value. The Company's pre-conversion book value was adjusted to include $95,000 of equity held at the MHC level which will be consolidated with the Company's capital as the result of the conversion. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $53.8 million midpoint valuation, Citizens Community's pro forma P/B and P/TB ratios equaled 83.03% and 93.81%, respectively. In comparison to the respective average P/B and P/TB ratios indicated for the Peer Group of 109.07% and 115.68%, the Company's ratios reflected discounts of 23.9% and 18.9%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable in light of the valuation adjustments referenced earlier, the comparatively lower pro forma return on equity and the resulting pricing ratios under the earnings and assets approaches.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the midpoint of the valuation range, Citizens Community's value equaled 18.46% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.4
Public Market Pricing
Citizens Comm of Eau Claire WI and the Comparables
As of June 16, 2006

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)			Reported		Core				
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)	MEMO: Exchange Ratio	2nd Step Proceeds ($Mil)	MEMO: Tang. E/A
Citizens Comm of Eau Claire WI																						
Superrange	$10.00	$71.17	$0.19	$10.72	52.16	93.28	23.49	103.37	52.16	$0.10	1.05	54.60	$303	25.18	0.37	0.45	1.79	0.45	1.79	1.91067	$52.900	22.72
Range Maximum	10.00	61.88	0.21	11.34	48.77	88.22	20.85	98.69	48.77	$0.12	1.20	58.71	297	23.63	0.37	0.43	1.81	0.43	1.81	1.66145	46.000	21.12
Range Midpoint	10.00	53.81	0.22	12.04	45.38	83.03	18.46	93.81	45.38	$0.14	1.38	62.82	292	22.23	0.38	0.41	1.83	0.41	1.83	1.44474	40.000	19.68
Range Minimum	10.00	45.74	0.24	13.00	41.48	76.92	15.98	87.93	41.48	$0.16	1.63	67.55	286	20.78	0.39	0.39	1.85	0.39	1.85	1.22803	34.000	18.18
All Public Companies(7)																						
Averages	19.45	408.65	0.94	13.18	19.79	153.98	17.00	173.36	20.98	0.43	2.20	34.18	2,868	11.10	0.48	0.70	7.33	0.67	6.88			
Medians	16.35	95.66	0.78	11.77	16.96	141.33	14.08	161.19	17.44	0.36	2.24	36.36	774	9.52	0.30	0.71	6.38	0.70	6.45			
All Non-MHC State of WI(7)																						
Averages	20.49	686.55	1.17	11.69	21.57	167.28	17.83	181.80	23.04	0.46	2.28	53.25	3,910	11.38	0.30	0.90	9.35	0.84	8.88			
Medians	20.49	686.55	1.17	11.69	21.57	167.28	17.83	181.80	23.04	0.46	2.28	16.78	3,910	11.38	0.30	0.90	9.35	0.84	8.88			
Comparable Group Averages																						
Averages	16.52	30.91	0.84	15.04	21.22	109.07	10.28	115.68	23.84	0.47	2.80	52.67	308	9.64	1.15	0.51	5.40	0.50	5.31			
Medians	16.90	30.06	0.66	14.92	21.00	107.69	10.42	115.60	24.91	0.48	2.59	28.07	295	9.22	1.03	0.48	4.82	0.49	4.76			
State of WI																						
ABCW Anchor BanCorp Wisconsin of WI	29.15	637.04	1.95	14.69	14.29	198.43	14.90	211.54	14.95	0.64	2.20	32.82	4,275	7.51	0.41	1.06	14.11	1.01	13.49			
BKMU Bank Mutual Corp of WI	11.83	736.05	0.38	8.69	28.85	136.13	20.76	152.06	31.13	0.28	2.37	73.68	3,545	15.25	0.19	0.73	4.60	0.68	4.26			
Comparable Group																						
ASBI Ameriana Bancorp of IN	13.84	44.45	0.46	11.08	29.45	124.91	10.03	128.03	30.09	0.64	4.62	NM	443	8.03	0.92	0.34	4.06	0.34	3.98			
FFDF FFD Financial Corp of Dover OH	18.08	21.55	0.82	15.14	16.14	119.42	13.84	119.42	22.05	0.48	2.65	58.54	156	11.59	NA	0.88	7.58	0.65	5.55			
FBTC First BancTrust Corp of IL	11.70	27.69	0.39	11.03	23.40	106.07	10.07	110.38	30.00	0.24	2.05	61.54	275	9.49	0.65	0.47	4.47	0.37	3.49			
FBEI First Bancorp of Indiana of IN	20.04	31.14	1.28	18.43	20.24	108.74	10.78	116.44	15.66	0.60	2.99	46.88	289	9.91	0.16	0.54	5.25	0.70	6.79			
FFNM First Fed of N. Michigan of MI	10.00	31.20	0.36	11.76	NM	85.03	10.86	96.34	27.78	0.20	2.00	55.56	287	12.77	1.57	0.18	1.49	0.40	3.35			
FFBI First Federal Bancshares of IL	18.05	22.42	0.50	16.99	29.11	106.24	6.41	114.60	36.10	0.48	2.66	NM	350	6.03	0.40	0.23	3.49	0.19	2.82			
FFHS First Franklin Corp. of OH	15.75	26.55	0.97	14.77	21.00	106.64	8.79	106.64	16.24	0.36	2.29	37.11	302	8.25	1.47	0.44	5.17	0.57	6.68			
LSBI LSB Fin. Corp. of Lafayette IN	27.00	41.58	2.08	21.63	12.22	124.83	11.18	124.83	12.98	0.68	2.52	32.69	372	8.96	2.83	0.92	10.51	0.87	9.89			
MCBF Monarch Community Bncrp of MI	12.60	33.57	0.40	15.07	24.71	83.61	11.89	114.75	31.50	0.24	1.90	60.00	282	14.23	1.31	0.49	3.39	0.38	2.66			
RIVR River Valley Bancorp of IN	18.10	28.98	1.13	14.46	14.72	125.17	8.98	125.35	16.02	0.78	4.31	69.03	323	7.17	1.03	0.63	8.58	0.57	7.88			

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

10.28%, which implies a premium of 79.6% has been applied to the Company's pro forma P/A ratio.

Comparison to Recent Conversions

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). There were no standard or second-step conversions completed within the past three months, and the three mutual holding company offerings are not considered relevant to this comparative analysis. The most recent second step conversion completed was New England Bancshares, Inc. of CT, which completed its second step conversion on December 29, 2005. New England Bancshares closed its offering at a fully-converted closing P/TB ratio of 99.3%. As of June 16, 2006, New England Bancshares, Inc. was trading at $11.49 per share, or a P/TB ratio of 100.4%. Citizens Community's P/TB ratio of 93.8% at the midpoint value reflected an implied discount of 6.5% relative to New England Bancshares, Inc.'s current P/TB ratio.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of June 16, 2006, the estimated aggregate pro forma market value of the Company, inclusive of the sale of the MHC's ownership interest to the public shareholders was $53,811,100 at the midpoint. Based on this valuation and the approximate 74.3341% ownership interest being sold in the public offering, the midpoint value of the Company's stock offering is $40,000,000, equal to 4,000,000 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum offering value of $34,000,000 and a maximum offering value of $46,000,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 3,400,000 shares at the minimum and 4,600,000 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $52,900,000 without requiring a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in an offering of 5,290,000 shares. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of Citizens Community stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in Citizens Community equal to 25.6659% as of March 31, 2006. The exchange ratio to be received by the existing minority shareholders of Citizens Community will be determined at the end of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon this calculation, and the valuation conclusion and offering range concluded above, the exchange ratio would be 1.22803 shares, 1.44474 shares, 1.66145 shares and 1.91067 shares of newly issued shares of Citizens Community stock for each share of stock held by the public shareholders at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Holding Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1
Citizens Community Federal
Map of Office Locations


Grand Forks
Fargo
Saint Cloud
Maple Grove
Burnsville
Eagan
Wausau
Appleton
Green Bay
La Crosse
Madison
Sioux Falls
Sioux City
Ames
Omaha
Bellevue
Waterloo
Dubuque
Moline
Chicago
Gary
Toledo
Detroit
Flint
Niagara Falls
Elyria
Canton
Newark
Kettering
Cincinnati
Warren
Topeka
Salina
Olathe
Wichita
Columbia
O'Fallon
Springfield
Joplin
Rogers
Tulsa
Enid
Cape Girardeau
Evansville
Bloomington
Normal
Quincy
Owensboro
Louisville
Clarksville
Nashville
Charleston
Roanoke
Danville
0
250 mi

Company display:

☑ ● Citizens Community Bancorp (MHC) (12 branches)

EXHIBIT I-2
Citizens Community Federal
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3
Citizens Community Federal
Key Operating Ratios

	For the Six Months Ended March 31,		At or For the Year Ended September 30,				
	2006	2005	2005	2004	2003	2002	2001
Performance Ratios[3]							
Return on assets (ratio of net income to average total assets)	0.20%	0.69%	0.56%	0.57%	0.49%	0.60%	0.54%
Return on assets, net of tax[2]	0.20%	0.69%	0.56%	0.57%	0.49%	0.37%	0.33%
Return on equity (ratio of net income to average equity)	1.68%	6.07%	4.87%	5.47%	5.59%	6.61%	5.92%
Return on equity, net of tax[2]	1.68%	6.07%	4.87%	5.47%	5.59%	4.15%	3.58%
Dividend payout ratio	1.42%	0.50%	0.57%	0.67%[4]	N/A[5]	N/A[5]	N/A[5]
Interest rate spread information							
Average during period	3.49%	4.29%	4.28%	4.50%	4.82%	4.30%	3.99%
End of period	3.53%	4.33%	3.92%	4.59%	4.80%	4.74%	3.88%
Net interest margin	3.73%	4.52%	4.19%	4.70%	4.90%	4.39%	4.14%
Ratio of operating expense to average total assets	3.77%	4.33%	4.12%	4.33%	4.59%	4.19%	4.05%
Ratio of average interest-bearing assets to average interest-bearing liabilities	1.09%	1.12%	1.11%	1.10%	1.05%	1.03%	1.03%
Quality Ratios							
Non-performing assets to total assets at end of period	0.43%	0.36%	0.29%	0.43%	0.43%	0.53%	0.37%
Allowance for loan losses to non- performing loans	72.66%	100.92%	118.26%	79.51%	82.92%	65.36%	75.74%
Allowance for loan losses to net loans	0.34%	0.38%	0.37%	0.36%	0.38%	0.34%	0.33%
Capital Ratios							
Equity to total assets at end of period	11.62%	10.83%	12.03%	12.10%	8.43%	9.02%	9.00%
Average equity to average assets	11.82%	11.44%	11.40%	10.46%	8.70%	9.01%	9.14%
Other Data							
Number of full-service offices	12	10	12	9	8	7	6

(1) Prior to March 29, 2004, Citizens Community Federal was a mutual institution whose equity was retained earnings.
(2) Until its conversion to a federally chartered mutual savings bank on December 10, 2001, Citizens Community Federal was a credit union, exempt from federal and state income taxes. Had Citizens Community Federal been subject to federal and state income taxes for the fiscal years ended September 30, 2002 and 2001, income tax expense would have been approximately $273,000 and $221,000, respectively, and net income would have been approximately $418,000, and $338,000, respectively.
(3) Performance ratios for the six month period ended March 31, 2006 and 2005 are annualized where appropriate.
(4) This reflects only the last two quarters of the fiscal year with earnings per share of $0.15 for the two quarters and dividends of $0.05 for each quarter. During the first two quarters of the fiscal year, CCB did not exist, and Citizens Community Federal was a mutual institution with no outstanding stock.
(5) Because the formation of CCB was completed on March 29, 2004, per share earnings for those years are not meaningful.

Source: Citizens Community Federal's prospectus.

EXHIBIT I-4
Citizens Community Federal
Investment Portfolio Composition

	At March 31,		At September 30,					
	2006		2005		2004		2003	
	Book Value	% of Total	Book Value	% of Total	Book Value	% of Total	Book Value	% of Total
	(Dollars in thousands)							
Investment securities:								
Federal Home Loan Bank stock	$ 1,826	37.90%	$ 2,095	37.24%	$ 828	100.00%	$ 671	100.00%
Interest-bearing deposits with banks	1,153	23.93	1,444	25.67	---	---	---	---
Mortgage-backed securities	848	17.60	946	16.81	---	---	---	---
Corporate notes	991	20.57	981	17.44	---	---	---	---
Mutual funds	---	---	160	2.84	---	---	---	---
	$ 4,818	100.00%	$ 5,626	100.00%	$ 828	100.00%	$ 671	100.00%

Source: Citizens Community Federal's prospectus.

EXHIBIT I-5
Citizens Community Federal
Yields and Costs

	At March 31, 2006	Six Months Ended March 31, 2006			Six Months Ended March 31, 2005			Year Ended September 30, 2005			Year Ended September 30, 2004		
	Average Yield/ Cost	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Interest-Earning Assets:													
Cash equivalents	3.75%	$ 7,514	$ 134	3.58%	$ 4,098	$ 17	0.83%	$ 5,489	$ 134	2.44%	$ 4,133	$ 30	0.73%
Loans receivable (1)	6.58	226,343	7,373	6.53	160,942	5,348	6.66	176,802	11,763	6.65	138,252	9,545	6.90
Other interest-bearing deposits	2.89	1,277	23	3.61	—	—	—	215	8	3.72	—	—	—
Securities available for sale	4.11	1,905	33	3.47	—	—	—	522	21	4.02	—	—	—
Federal Home Loan Bank stock	3.67	2,025	30	2.97	984	26	5.30	1,345	54	4.01	749	45	6.01
Total interest-earning assets	6.62	$ 239,065	7,593	6.37	$ 166,197	5,391	6.51	$ 184,373	11,980	6.50	$ 143,134	9,620	6.72
Interest-Bearing Liabilities:													
Savings accounts	0.66	$ 24,134	73	0.61	$ 13,550	53	0.78	$ 15,877	122	0.77	$ 14,020	115	0.82
Demand accounts(2)	0.13	19,517	14	0.14	11,938	15	0.25	13,346	30	0.22	11,003	31	0.28
Money market accounts	1.87	28,865	263	1.83	23,767	218	1.84	24,527	433	1.77	19,739	389	1.97
CDs	3.93	101,189	1,851	3.67	71,988	1,037	2.89	78,052	2,370	3.04	67,553	1,969	2.91
IRAs	3.45	10,561	167	3.17	8,981	133	2.97	9,316	308	3.31	9,156	302	3.30
Federal Home Loan Bank advances	4.94	34,414	773	4.50	18,667	193	2.07	25,140	729	2.90	8,600	83	0.97
Total interest-bearing liabilities	3.09	$ 218,680	3,141	2.88	$ 148,891	1,649	2.22	$ 166,258	3,992	2.40	$ 130,071	2,889	2.22
Net interest income			$ 4,452			$ 3,742			$ 7,988			$ 6,731	
Net interest rate spread	3.53			3.49%			4.29%			4.10%			4.50%
Net interest margin (3)				3.73%			4.52%			4.33%			4.70%
Average interest-earning assets to average interest-liabilities			1.09x			1.12x			1.11x			1.10x	

(1) Calculated net of loan fees ($(69) in March 2006 and $6 in march 2005; $(54) in 2005 and $(1) in 2004), loan discounts, loans in process and allowance for losses on loans.

(2) Includes $15.0 million and $6.9 million of non-interest-bearing demand deposits during the six months ended March 31, 2006 and 2005, respectively; includes $8.2 million, $5.9 million and $4.9 million of non-interest-bearing demand deposits during the years ended September 30, 2005, 2004 and 2003, respectively.

(3) Net interest income divided by interest-earning assets.

Source: Citizens Community Federal's prospectus.

EXHIBIT I-6
Citizens Community Federal
Loan Loss Allowance Activity

	Six Months Ended March 31, 2006	Year Ended September 30, 2005	2004	2003	2002	2001
	(Dollars in thousands)					
Balance at beginning of period	$ 803	$ 554	$ 467	$ 349	$ 306	$ 333
Charge-offs:						
One- to four-family	---	(24)	---	(16)	(2)	(13)
Consumer	(109)	(212)	(342)	(297)	(340)	(266)
Total charge-offs	(109)	(236)	(342)	(313)	(342)	(279)
Recoveries:						
Consumer	6	31	33	25	10	22
Total recoveries	6	31	33	25	10	22
Net charge-offs	(103)	(205)	(309)	(288)	(332)	(257)
Other - obtained through merger	---	40	---	---	---	---
Additions charged to operations	108	414	396	406	375	230
Balance at end of period	$ 808	$ 803	$ 554	$ 467	$ 349	$ 306
Ratio of allowance for loan losses to net loans outstanding at end of period	0.34%	0.37%	0.36%	0.38%	0.34%	0.33%
Ratio of net charge-offs during the period to average loans outstanding during the period	0.05%	0.12%	0.22%	0.25%	0.33%	0.27%
Ratio of net charge-offs during the period to average non-performing assets	11.40%	28.37%	49.05%	49.23%	65.61%	64.25%

Source: Citizens Community Federal's prospectus.

EXHIBIT I-7
Citizens Community Federal
Interest Rate Risk Analysis

Change in Interest Rates in Basis Points ("bp") (Rate Shock in Rates) [1]	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets	
	Amount	Change	Change	NPV Ratio	Change
	(Dollars in Thousands)				
+300 bp	$ 16,520	$ (6,405)	(28)%	6.83%	(227) bp
+200 bp	18,715	(4,220)	(18)	7.62	(147)
+100 bp	20,880	(2,055)	(9)	8.39	(71)
0 bp	22,935	---	---	9.10	---
-100 bp	24,605	1,670	7	9.65	55
-200 bp	25,468	2,533	11	9.90	81

(1) Assumes an instantaneous uniform change in interest rates at all maturities.

Source: Citizens Community Federal's prospectus.

EXHIBIT I-8
Citizens Community Federal
Fixed Rate and Adjustable Rate Loans

	At March 31,		At September 30,								
	2006		2005		2004		2003		2002		
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amou
						(Dollars in Thousands)					
Fixed Rate Loans											
Real estate											
One - to four-family first mortgages (1)	$ 137,685	58.6%	$ 128,300	58.7%	$ 89,841	58.8%	$ 71,108	57.5%	$ 54,505	52.2%	$ 43,(
Second mortgages	6,868	2.9	6,189	2.8	4,772	3.1	4,099	3.3	5,303	5.1	1,1
Multi-family and commercial	270	0.1	274	0.1	321	0.2	239	0.3	147	0.1	
Total fixed-rate real estate loans	144,823	61.6	134,763	61.6	94,934	62.1	75,446	61.1	59,955	57.4	44,1
Consumer loans	80,825	34.4	74,183	33.9	57,370	37.5	47,566	38.5	44,101	42.2	49,2
Total fixed rate loans	225,648	96.0	208,946	95.5	152,304	99.6	123,012	99.6	104,056	99.6	93,4
Adjustable Rate Loans											
Real estate											
One - to four-family first mortgages	8,392	3.6	8,347	3.8	—	—	—	—	—	—	
Second mortgages	1,092	0.4	1,441	0.7	626	0.4	562	0.4	384	0.4	4
Multi-family and commercial	—	—	—	—	—	—	—	—	—	—	
Total adjustable rate real estate loans	9,484	4.0	9,788	4.5	626	0.4	562	0.4	384	0.4	4
Consumer	—	—	—	—	—	—	—	—	—	—	
Total adjustable rate loans	9,484	4.0	9,788	4.5	626	0.4	562	0.4	384	0.4	4
Total loans	235,132	100.0%	218,734	100.0%	152,930	100.0%	123,574	100.0%	104,440	100.0%	93,9
Less:											
Allowance for loan losses	808		803		554		467		349		3
Total loans receivable, net	$ 234,324		$ 217,931		$ 152,376		$ 123,107		$ 104,091		$ 93,6

(1) Includes $111.7 million in March 2006, $102.9 million in 2005, $81.6 million in 2004, $66.4 million in 2003, $51.2 million in 2002 and $41.3 million in 2001 of loans with a payable on demand clause.

Source: Citizens Community Federal's prospectus.

EXHIBIT I-9
Citizens Community Federal
Loan Portfolio Composition

	At March 31,		At September 30,									
	2006		2005		2004		2003		2002		2001	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)											
Real Estate Loans:												
One - to four-family first mortgages	$146,077	62.1%	$136,647	62.5%	$ 89,841	58.8%	$ 71,108	57.5%	$ 54,505	52.2%	$43,026	45.8%
Second mortgages	7,960	3.4	7,630	3.5	5,398	3.5	4,661	3.8	5,687	5.4	1,638	1.7
Multi-family and commercial	270	0.1	274	0.1	321	0.2	239	0.3	147	0.1	—	—
Total real estate loans	154,307	65.6	144,551	66.1	95,560	62.5	76,008	61.6	60,339	57.7	44,664	47.5
Consumer Loans:												
Automobile (1)	25,223	10.7	25,980	11.9	25,808	16.9	26,905	21.7	29,882	28.6	26,403	28.1
Other secured personal loans (2)	51,162	21.8	43,460	19.8	27,607	18.0	17,028	13.8	10,615	10.2	18,738	20.0
Unsecured personal loans (3)	4,440	1.9	4,743	2.2	3,955	2.6	3,633	2.9	3,604	3.5	4,119	4.4
Total consumer loans	80,825	34.4	74,183	33.9	57,370	37.5	47,566	38.4	44,101	42.3	49,260	52.5
Total loans	235,132	100.0%	218,734	100.0%	152,930	100.0%	123,574	100.0%	104,440	100.0%	93,924	100.0%
Less:												
Allowance for loan losses	808		803		554		467		349		306	
Total loans receivable, net	$234,324		$217,931		$152,376		$123,107		$104,091		$93,618	

(1) Includes both direct and indirect lending activities.
(2) Includes both direct and indirect lending activities for personal items other than automobiles.
(3) Includes only direct lending.

Source: Citizens Community Federal's prospectus.

EXHIBIT I-10
Citizens Community Federal
Contractual Maturity By Loan Type

	Real Estate						Consumer				
	One- to Four-Family First Mortgage (1)		Second Mortgage		Multi-Family and Commercial		Automobile		Secured Personal		Un P
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amour
							(Dollars in thousands)				
2007[2]	$ 9,095	4.77%	$ 1,355	8.99%	$ 40	5.75%	$ 986	8.61%	$ 1,327	6.71%	$ 2,7
2008	169	6.40	411	8.05	138	7.25	2,941	8.29	1,763	8.22	5
2009	221	5.15	874	7.79	---	---	6,283	7.83	4,288	7.61	4
2010 - 2011	969	6.17	2,886	7.41	59	6.75	12,845	7.58	13,837	7.51	6
2012 - 2013	1,314	6.23	969	7.80	---	---	1,758	6.81	6,533	7.33	-
2014 - 2028	51,030	5.91	1,196	7.33	33	6.50	410	7.09	23,414	7.05	-
2029 and after	83,279	6.22	269	5.99	---	---	---	---	---	---	-
	$146,077	6.02	$ 7,960	7.74	$ 270	6.83	$ 25,223	7.70	$ 51,162	7.29	$ 4,4

(1) Includes $111.7 million of loans with a payable on demand clause.
(2) Includes home equity lines of credit, credit card loans, loans having no stated maturity and overdraft loans.

Source: Citizens Community Federal's prospectus.

EXHIBIT I-11
Citizens Community Federal
Loan Originations, Purchases and Sales

	Six Months Ended March 31,		Year Ended September 30,		
	2006	2005	2005	2004	2003
			(In thousands)		
Originations by type:					
Real estate[1]	$ 26,989	$ 29,228	$ 53,731	$ 43,604	$ 48,369
Non-real estate - consumer	31,042	25,892	55,010	46,044	38,995
Total loans originated	58,031	55,120	108,741	89,648	87,364
Loans obtained through merger	---	---	26,670	---	---
Repayments:					
Principal repayments	41,633	37,702	69,608	60,292	68,129
Loans transferred to other real estate	---	---	---	---	101
Net increase (decrease)	$ 16,398	$ 17,418	$ 65,803	$ 29,356	$ 19,134

(1) Real estate loans include loans with a payable on demand feature of $23.1 million for six months ended March 31, 2006, $23.2 million for the six months ended March 31, 2005, $45.0 million in fiscal 2005, $35.0 million in fiscal 2004 and $42.2 million in fiscal 2003. Real estate loans also include home equity lines of credit of $69,000 for the six months ended March 31, 2006, $126,000 for the six months ended March 31, 2005, $150,000 in fiscal 2005, $203,000 in fiscal 2004 and $163,000 in fiscal 2003.

Source: Citizens Community Federal's prospectus.

EXHIBIT I-12
Citizens Community Federal
Non-Performing Assets

	At March 31,	At September 30,				
	2006	2005	2004	2003	2002	2001
	(Dollars in thousands)					
Non-accruing loans:						
One- to four-family	$ 565	$ 207	$ 300	$ 162	$ 51	$ ---
Consumer[1]	498	462	397	400	483	404
Total	1,063	669	697	562	534	404
Foreclosed assets:						
One- to four-family	---	---	---	---	73	---
Consumer	49	32	---	---	---	---
Total	49	32	---	---	73	---
Total non-performing assets	$ 1,112	$ 701	$ 697	$ 562	$ 607	$ 404
Total as a percentage of total assets	0.43%	0.29%	0.43%	0.43%	0.53%	0.37%

(1) Includes credit card accounts.

Source: Citizens Community Federal's prospectus.

EXHIBIT I-13
Citizens Community Federal
Deposit Composition

	At March 31,				At September 30,					
	2006		2005		2005		2004		2003	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)									
Transaction Accounts and Savings Deposits:										
Demand accounts	$ 20,198	10.73%	$ 12,224	9.15%	$ 19,315	10.88%	$ 11,447	8.94%	$ 10,559	9.19%
Savings accounts	26,677	14.17	15,317	17.25	27,193	17.09	15,420	12.05	15,096	13.13
Money market accounts	27,513	14.61	23,044	11.46	30,323	15.33	23,629	18.46	15,849	13.79
Total non-certificates	74,388	39.51	50,585	37.86	76,831	43.30	50,496	39.46	41,504	36.11
Certificates:										
6-12 month	14,713	7.82	13,975	10.45	15,519	8.74	17,274	13.50	19,204	16.70
17-18 month	47,518	25.24	27,223	20.37	33,818	19.05	12,294	9.61	9,588	8.34
24-60 month	27,789	14.76	25,003	18.71	30,368	17.11	31,021	24.24	31,980	27.82
Anniversary	576	0.31	336	0.25	493	0.28	553	0.43	1,452	1.26
Institutional	14,404	7.65	8,939	6.69	12,415	7.00	8,908	6.96	2,794	2.43
Borrowers	---	---	1	0.01	1	0.01	28	0.02	8	0.01
IRA	8,872	4.71	7,563	5.66	8,024	4.51	7,402	5.78	8,433	7.33
Total certificates	113,910	60.49	83,040	62.14	100,638	56.70	77,480	60.54	73,459	63.89
Total Deposits	$ 188,298	100.00%	$ 133,625	100.00%	$ 177,469	100.00%	$ 127,976	100.00%	$ 114,963	100.00%

Source: Citizens Community Federal's prospectus.

EXHIBIT I-14
Citizens Community Federal
Time Deposit Rate/Maturity

	0.00-1.99%	2.00-3.99%	4.00-5.99%	6.00-7.99%	Total	Percent of Total
			(Dollars in thousands)			
Certificate accounts maturing during the twelve months ended:						
March 31, 2007	$ 2,467	$ 39,076	$ 19,482	$ ---	$ 61,025	53.5%
March 31, 2008	179	9,307	30,298	---	39,784	34.9
March 31, 2009	---	1,347	2,855	---	4,202	3.7
March 31, 2010	---	105	8,770	---	8,875	7.8
Thereafter	---	---	24	---	24	0.1
Total	$ 2,646	$ 49,835	$ 61,429	$ ---	$ 113,910	100.0%
Percent of total	2.3%	43.8%	53.9%	---%		

Source: Citizens Community Federal's prospectus.

EXHIBIT I-15
Citizens Community Federal
Borrowing Activity

	At March 31,		At September 30,		
	2006	2005	2005	2004	2003
	(Dollars in Thousands)				
FHLB advances	$ 36,200	$ 24,000	$ 36,200	$ 13,500	$ 3,700
Total borrowings	$ 36,200	$ 24,000	$ 36,200	$ 13,500	$ 3,700
Weighted average interest rate of FHLB advances	4.28%	2.30%	4.09%	2.21%	1.39%

Source: Citizens Community Federal's prospectus.

EXHIBIT II-1
Citizens Community Federal
Description of Office Facilities

Location	Owned or Leased	Lease Expiration Date	Net Book Value at March 31, 2006 (Dollars in Thousands)
ADMINISTRATIVE OFFICE 2174 EastRidge Center Eau Claire, WI 54701	Leased	April 30, 2009	N/A
414 Main Street Rochester Hills, MI 48306	Leased	July 31, 2006[1]	N/A
BRANCH OFFICES:			
Westside Branch 2125 Cameron Street Eau Claire, WI 54703	Owned	N/A	$305,800
Eastside Branch 1028 N. Hillcrest Parkway Altoona, WI 54720	Owned	N/A	$363,750
Fairfax Branch 219 Fairfax Street Altoona, WI 54720	Owned	N/A	$822,000
Mondovi Branch 695 E. Main Street Mondovi, WI 54755	Leased	June 30, 2007[2]	N/A
Rice Lake Branch 2462 S. Main Street Rice Lake, WI 54868	Leased	April 30, 2007	N/A
Chippewa Falls Branch 427 W. Prairie View Road Chippewa Falls, WI 54729	Owned	N/A	$262,000
Baraboo Branch S2423 Highway 12 Baraboo, WI 53913	Owned[3]	N/A	$ 1,000
Black River Falls Branch W9036 Highway 54 E. Black River Falls, WI 54615	Owned[3]	N/A	$ 31,000

EXHIBIT II-1
Citizens Community Federal
Description of Office Facilities

Mankato Branch 1410 Madison Avenue Mankato, MN 56001	Leased	October 30, 2010	N/A
Oakdale Branch 7035 10th Street North	Leased	September 30, 2009	N/A
Lake Orion Branch(4) 688 S. Lapeer Road Lake Orion, MI 48362	Leased	February 28, 2012	N/A
Rochester Hills Branch 310 West Tienken Road Rochester Hills, MI 48306	Owned	N/A	$608,000

(1) Lease converts to month-to-month status on August 1, 2006.
(2) Citizens Community Federal has a right to extend this lease beyond June 30, 2007.
(3) The building is owned and the land is leased.
(4) Citizens Community Federal has a right to cancel this lease on or after March 1, 2007, with the cancellation to take effect 90 days after it exercises the right to cancel.

Source: Citizens Community Federal's prospectus.

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
.s of June 16, 2006		8.00%	4.88%	5.18%	5.13%

(1) End of period data.

Sources: Federal Reserve.

EXHIBIT II-3
Citizens Community Federal
Demographic/Economic Data

Demographic Summary: US

	Base 2000	Current 2005	Projected 2010	% Change 2000 - 2005	% Change 2005 - 2010
Total Population (actual)	281,421,906	298,727,898	317,430,845	6.15	6.26
0-14 Age Group (%)	21.41	20.71	19.90	2.70	2.08
15-34 Age Group (%)	28.10	27.46	27.19	3.75	5.21
35-54 Age Group (%)	29.43	29.23	28.49	5.42	3.56
55+ Age Group (%)	21.06	22.59	24.42	13.87	14.88
Total Households (actual)	105,480,101	112,448,901	119,777,029	6.61	6.52
$0-24K Households (%)	28.69	23.78	19.82	(11.64)	(11.23)
$25-50K Households (%)	29.36	26.44	23.08	(3.97)	(7.03)
$50K+ Households (%)	42.01	49.77	57.10	26.31	22.19
Average Household Income ($)	56,644	68,694	84,333	21.27	22.77
Median Household Income ($)	42,164	49,747	58,384	17.98	17.36
Per Capita Income ($)	21,586	26,228	32,206	21.50	22.79

Demographic Summary: Wisconsin

	Base 2000	Current 2005	Projected 2010	% Change 2000 - 2005	% Change 2005 - 2010
Total Population (actual)	5,363,675	5,600,519	5,850,554	4.42	4.46
0-14 Age Group (%)	20.97	19.73	18.93	(1.78)	0.26
15-34 Age Group (%)	27.42	27.13	26.98	3.31	3.87
35-54 Age Group (%)	29.98	30.02	28.82	4.58	0.28
55+ Age Group (%)	21.63	23.12	25.27	11.58	14.18
Total Households (actual)	2,084,544	2,224,471	2,349,616	6.71	5.63
$0-24K Households (%)	25.68	21.23	17.90	(11.75)	(10.95)
$25-50K Households (%)	31.36	28.29	24.73	(3.75)	(7.65)
$50K+ Households (%)	43.05	50.48	57.37	25.14	20.04
Average Household Income ($)	53,863	63,265	75,688	17.46	19.64
Median Household Income ($)	43,849	50,407	57,584	14.96	14.24
Per Capita Income ($)	21,271	25,474	30,762	19.76	20.76

Source: ESRI

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600

Demographic Summary: Detroit-Warren-Livonia, MI

	Base 2000	Current 2005	Projected 2010	% Change 2000 - 2005	% Change 2005 - 2010
Total Population (actual)	4,452,557	4,592,457	4,765,890	3.14	3.78
0-14 Age Group (%)	22.37	21.79	20.65	0.46	(1.63)
15-34 Age Group (%)	26.81	25.39	24.84	(2.30)	1.53
35-54 Age Group (%)	30.44	30.65	30.42	3.83	3.01
55+ Age Group (%)	20.38	22.18	24.09	12.22	12.73
Total Households (actual)	1,696,943	1,768,521	1,847,580	4.22	4.47
$0-24K Households (%)	24.09	20.95	17.98	(9.37)	(10.32)
$25-50K Households (%)	26.14	23.73	21.45	(5.39)	(5.56)
$50K+ Households (%)	49.82	55.32	60.56	15.71	14.37
Average Household Income ($)	63,833	73,482	86,567	15.12	17.81
Median Household Income ($)	49,762	55,802	63,357	12.14	13.54
Per Capita Income ($)	24,547	28,462	33,734	15.95	18.52

Demographic Summary: Minneapolis-St.Paul-Bloomington, MN-WI

	Base 2000	Current 2005	Projected 2010	% Change 2000 - 2005	% Change 2005 - 2010
Total Population (actual)	2,968,806	3,225,575	3,511,473	8.65	8.86
0-14 Age Group (%)	22.36	21.76	21.14	5.73	5.76
15-34 Age Group (%)	28.99	27.80	27.33	4.18	7.03
35-54 Age Group (%)	31.45	31.49	30.89	8.80	6.77
55+ Age Group (%)	17.19	18.95	20.64	19.71	18.60
Total Households (actual)	1,136,615	1,244,462	1,358,924	9.49	9.20
$0-24K Households (%)	18.45	13.04	9.36	(22.58)	(21.65)
$25-50K Households (%)	26.80	20.68	15.16	(15.51)	(19.95)
$50K+ Households (%)	54.82	66.27	75.48	32.38	24.37
Average Household Income ($)	67,670	87,827	116,368	29.79	32.50
Median Household Income ($)	54,228	68,545	86,942	26.40	26.84
Per Capita Income ($)	26,219	34,140	45,293	30.21	32.67

Source: ESRI

Demographic Summary: Eau Claire, WI

	Base 2000	Current 2005	Projected 2010	% Change 2000 - 2005	% Change 2005 - 2010
Total Population (actual)	93,142	98,049	103,277	5.27	5.33
0-14 Age Group (%)	19.18	17.87	17.33	(1.91)	2.12
15-34 Age Group (%)	33.99	34.09	33.67	5.56	4.05
35-54 Age Group (%)	27.17	26.37	25.44	2.17	1.62
55+ Age Group (%)	19.66	21.67	23.56	16.04	14.51
Total Households (actual)	35,822	38,641	41,252	7.87	6.76
$0-24K Households (%)	29.31	24.32	20.59	(10.49)	(9.62)
$25-50K Households (%)	33.56	31.22	28.06	0.35	(4.04)
$50K+ Households (%)	37.27	44.46	51.35	28.67	23.29
Average Household Income ($)	49,037	58,286	69,956	18.86	20.02
Median Household Income ($)	39,281	45,197	51,209	15.06	13.30
Per Capita Income ($)	19,250	23,619	28,622	22.70	21.18

Demographic Summary: Oakland, MI

	Base 2000	Current 2005	Projected 2010	% Change 2000 - 2005	% Change 2005 - 2010
Total Population (actual)	1,194,156	1,248,576	1,316,191	4.56	5.42
0-14 Age Group (%)	21.12	20.77	19.90	2.84	1.01
15-34 Age Group (%)	26.05	24.33	23.66	(2.34)	2.51
35-54 Age Group (%)	32.73	32.30	32.02	3.16	4.52
55+ Age Group (%)	20.10	22.60	24.42	17.57	13.87
Total Households (actual)	471,115	497,954	528,741	5.70	6.18
$0-24K Households (%)	16.49	14.08	11.59	(9.74)	(12.57)
$25-50K Households (%)	22.92	20.18	17.52	(6.95)	(7.80)
$50K+ Households (%)	60.65	65.74	70.88	14.57	14.49
Average Household Income ($)	81,926	95,103	114,325	16.08	20.21
Median Household Income ($)	61,991	69,794	80,835	12.59	15.82
Per Capita Income ($)	32,534	38,069	46,073	17.01	21.02

Source: ESRI

Demographic Summary: Blue Earth, MN

	Base 2000	Current 2005	Projected 2010	% Change 2000 - 2005	% Change 2005 - 2010
Total Population (actual)	55,941	59,703	63,650	6.72	6.61
0-14 Age Group (%)	17.27	16.08	15.90	(0.62)	5.45
15-34 Age Group (%)	38.65	39.14	38.34	8.08	4.44
35-54 Age Group (%)	24.99	24.74	23.63	5.66	1.82
55+ Age Group (%)	19.10	20.04	22.13	12.02	17.70
Total Households (actual)	21,062	22,995	24,891	9.18	8.25
$0-24K Households (%)	29.79	22.87	18.28	(16.21)	(13.48)
$25-50K Households (%)	33.78	29.53	24.39	(4.55)	(10.59)
$50K+ Households (%)	36.73	47.60	57.33	41.48	30.37
Average Household Income ($)	47,920	60,715	78,061	26.70	28.57
Median Household Income ($)	38,900	47,642	56,945	22.47	19.53
Per Capita Income ($)	18,712	24,296	31,471	29.84	29.53

Demographic Summary: Buffalo, WI

	Base 2000	Current 2005	Projected 2010	% Change 2000 - 2005	% Change 2005 - 2010
Total Population (actual)	13,804	14,323	15,034	3.76	4.96
0-14 Age Group (%)	20.07	18.67	18.15	(3.50)	2.06
15-34 Age Group (%)	23.55	23.19	22.02	2.18	(0.33)
35-54 Age Group (%)	29.99	30.76	29.68	6.43	1.27
55+ Age Group (%)	26.38	27.38	30.15	7.66	15.58
Total Households (actual)	5,511	5,857	6,222	6.28	6.23
$0-24K Households (%)	31.01	26.43	23.10	(9.42)	(7.17)
$25-50K Households (%)	35.95	33.69	30.59	(0.40)	(3.55)
$50K+ Households (%)	33.22	39.88	46.32	27.58	23.37
Average Household Income ($)	44,932	51,918	60,927	15.55	17.35
Median Household Income ($)	37,302	41,873	46,562	12.25	11.20
Per Capita Income ($)	18,123	21,371	25,363	17.92	18.68

Source: ESRI

Demographic Summary: Chippewa, WI

	Base 2000	Current 2005	Projected 2010	% Change 2000 - 2005	% Change 2005 - 2010
Total Population (actual)	55,195	59,325	63,517	7.48	7.07
0-14 Age Group (%)	21.34	19.73	19.25	(0.65)	4.43
15-34 Age Group (%)	24.51	24.70	24.46	8.33	6.04
35-54 Age Group (%)	30.67	30.81	29.08	7.97	1.05
55+ Age Group (%)	23.48	24.76	27.21	13.34	17.67
Total Households (actual)	21,356	23,543	25,537	10.24	8.47
$0-24K Households (%)	28.39	24.08	20.90	(6.50)	(5.86)
$25-50K Households (%)	35.67	32.68	29.57	1.00	(1.83)
$50K+ Households (%)	36.18	43.24	49.52	31.75	24.23
Average Household Income ($)	46,481	53,467	61,748	15.03	15.49
Median Household Income ($)	39,580	44,413	49,539	12.21	11.54
Per Capita Income ($)	18,243	21,437	25,052	17.51	16.86

Demographic Summary: Barron, WI

	Base 2000	Current 2005	Projected 2010	% Change 2000 - 2005	% Change 2005 - 2010
Total Population (actual)	44,963	47,856	51,316	6.43	7.23
0-14 Age Group (%)	20.08	18.29	17.73	(3.05)	3.95
15-34 Age Group (%)	24.24	24.81	24.17	8.94	4.48
35-54 Age Group (%)	29.60	29.69	28.33	6.77	2.32
55+ Age Group (%)	26.09	27.21	29.77	11.02	17.30
Total Households (actual)	17,851	19,411	21,055	8.74	8.47
$0-24K Households (%)	31.80	27.43	23.98	(6.18)	(5.20)
$25-50K Households (%)	35.39	32.85	29.80	0.95	(1.60)
$50K+ Households (%)	32.62	39.71	46.22	32.39	26.24
Average Household Income ($)	45,006	51,941	60,735	15.41	16.93
Median Household Income ($)	37,208	41,713	46,665	12.11	11.87
Per Capita Income ($)	18,091	21,258	25,115	17.51	18.14

Source: ESRI

Demographic Summary: Washington, MN

	Base 2000	Current 2005	Projected 2010	% Change 2000 - 2005	% Change 2005 - 2010
Total Population (actual)	201,130	226,766	252,944	12.75	11.54
0-14 Age Group (%)	24.53	24.01	23.16	10.37	7.61
15-34 Age Group (%)	25.34	23.73	23.85	5.60	12.12
35-54 Age Group (%)	34.35	33.86	32.98	11.15	8.63
55+ Age Group (%)	15.79	18.40	20.00	31.38	21.30
Total Households (actual)	71,462	82,319	92,899	15.19	12.85
$0-24K Households (%)	11.09	7.45	5.01	(22.61)	(24.07)
$25-50K Households (%)	22.52	15.92	10.77	(18.56)	(23.69)
$50K+ Households (%)	66.44	76.63	84.22	32.86	24.03
Average Household Income ($)	78,694	101,274	131,523	28.69	29.87
Median Household Income ($)	65,562	81,432	103,184	24.21	26.71
Per Capita Income ($)	28,148	36,945	48,485	31.25	31.24

Demographic Summary: Jackson, WI

	Base 2000	Current 2005	Projected 2010	% Change 2000 - 2005	% Change 2005 - 2010
Total Population (actual)	19,100	19,970	20,888	4.55	4.60
0-14 Age Group (%)	19.75	18.23	17.80	(3.50)	2.11
15-34 Age Group (%)	26.34	26.31	25.03	4.45	(0.48)
35-54 Age Group (%)	29.36	29.78	29.47	6.06	3.50
55+ Age Group (%)	24.55	25.68	27.70	9.34	12.83
Total Households (actual)	7,070	7,560	8,006	6.93	5.90
$0-24K Households (%)	32.48	27.62	24.08	(9.06)	(7.66)
$25-50K Households (%)	35.90	33.44	30.35	(0.39)	(3.88)
$50K+ Households (%)	32.09	38.94	45.57	29.75	23.91
Average Household Income ($)	45,331	52,045	61,435	14.81	18.04
Median Household Income ($)	36,905	41,334	46,046	12.00	11.40
Per Capita Income ($)	17,604	20,613	24,508	17.09	18.90

Source: ESRI

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600

Demographic Summary: Sauk, WI

	Base 2000	Current 2005	Projected 2010	% Change 2000 - 2005	% Change 2005 - 2010
Total Population (actual)	55,225	60,127	65,591	8.88	9.09
0-14 Age Group (%)	21.42	19.86	19.40	0.96	6.57
15-34 Age Group (%)	24.90	24.84	23.99	8.61	5.36
35-54 Age Group (%)	30.24	30.58	29.55	10.09	5.41
55+ Age Group (%)	23.44	24.72	27.06	14.83	19.41
Total Households (actual)	21,644	24,053	26,511	11.13	10.22
$0-24K Households (%)	25.90	21.21	18.22	(8.99)	(5.33)
$25-50K Households (%)	34.83	31.75	27.51	1.31	(4.53)
$50K+ Households (%)	39.28	47.03	54.28	33.06	27.19
Average Household Income ($)	49,726	58,471	69,062	17.59	18.11
Median Household Income ($)	42,074	47,616	53,573	13.17	12.51
Per Capita Income ($)	19,695	23,575	28,100	19.70	19.19

Source: ESRI

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600

EXHIBIT II-4
Citizens Community Federal
Employment Sector Data

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Wisconsin state total (55000)

Item	2001	2002	2003
Employment by place of work			
Total employment	3,418,677	3,411,574	3,423,882
By type			
Wage and salary employment	2,898,594	2,875,978	2,873,816
Proprietors employment	520,083	535,596	550,066
Farm proprietors employment	78,426	79,676	79,149
Nonfarm proprietors employment 2/	441,657	455,920	470,917
By industry			
Farm employment	99,421	99,508	98,556
Nonfarm employment	3,319,256	3,312,066	3,325,326
Private employment	2,896,620	2,884,751	2,898,454
Forestry, fishing, related activities, and other 3/	15,749	16,820	17,256
Mining	4,052	3,770	3,681
Utilities	12,554	12,044	11,751
Construction	180,902	178,653	179,586
Manufacturing	573,370	541,726	522,830
Wholesale trade	126,002	124,600	122,887
Retail Trade	400,164	397,084	397,930
Transportation and warehousing	113,660	113,277	115,053
Information	60,119	56,699	55,206
Finance and insurance	158,656	161,532	165,070
Real estate and rental and leasing	78,879	80,390	82,530
Professional and technical services	141,969	143,456	145,444
Management of companies and enterprises	36,652	37,190	40,631
Administrative and waste services	143,847	145,989	146,286
Educational services	52,398	54,682	56,517
Health care and social assistance	343,906	352,958	361,910
Arts, entertainment, and recreation	56,980	59,293	61,105
Accommodation and food services	225,672	226,933	232,450
Other services, except public administration	171,089	177,655	180,331
Government and government enterprises	422,636	427,315	426,872
Federal, civilian	29,294	29,097	29,189
Military	19,714	19,452	19,312
State and local	373,628	378,766	378,371
State government	97,884	99,329	99,268
Local government	275,744	279,437	279,103

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Eau Claire, Wisconsin [55035]

Item	2001	2002	2003
Employment by place of work			
Total employment	66,403	66,844	67,480
By type			
Wage and salary employment	56,320	56,470	56,814
Proprietors employment	10,083	10,374	10,666
Farm proprietors employment	1,120	1,138	1,131
Nonfarm proprietors employment 2/	8,963	9,236	9,535
By industry			
Farm employment	1,297	1,305	1,295
Nonfarm employment	65,106	65,539	66,185
Private employment	56,618	56,948	57,705
Forestry, fishing, related activities, and other 3/	(D)	127	136
Mining	21	17	15
Utilities	(D)	(D)	(D)
Construction	3,418	3,165	3,218
Manufacturing	5,248	5,673	5,619
Wholesale trade	2,239	(D)	(D)
Retail Trade	10,934	9,166	9,106
Transportation and warehousing	(D)	2,424	2,404
Information	1,115	1,111	1,015
Finance and insurance	3,355	3,441	3,453
Real estate and rental and leasing	1,445	1,476	1,524
Professional and technical services	2,929	2,931	2,963
Management of companies and enterprises	1,562	1,554	1,584
Administrative and waste services	3,221	3,240	3,382
Educational services	1,314	1,278	1,409
Health care and social assistance	8,434	8,896	9,173
Arts, entertainment, and recreation	959	1,006	1,001
Accommodation and food services	5,194	5,418	5,575
Other services, except public administration	3,673	3,795	3,892
Government and government enterprises	8,488	8,591	8,480
Federal, civilian	395	382	393
Military	326	320	316
State and local	7,767	7,889	7,771
State government	3,151	3,184	3,200
Local government	4,616	4,705	4,571

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Oakland, Michigan [26125]

Item	2001	2002	2003
Employment by place of work			
Total employment	946,069	931,207	920,699
By type			
Wage and salary employment	818,143	799,021	784,204
Proprietors employment	127,926	132,186	136,495
Farm proprietors employment	565	577	577
Nonfarm proprietors employment 2/	127,361	131,609	135,918
By industry			
Farm employment	913	906	1,001
Nonfarm employment	945,156	930,301	919,698
Private employment	884,377	868,402	858,707
Forestry, fishing, related activities, and other 3/	485	(D)	472
Mining	1,220	(D)	958
Utilities	982	983	898
Construction	48,250	46,334	45,241
Manufacturing	104,389	97,182	91,114
Wholesale trade	49,203	47,357	46,676
Retail Trade	100,679	97,678	95,298
Transportation and warehousing	10,986	10,681	10,357
Information	25,830	23,683	20,494
Finance and insurance	57,082	59,479	60,950
Real estate and rental and leasing	40,972	41,503	42,057
Professional and technical services	126,656	124,691	119,677
Management of companies and enterprises	17,445	16,327	18,070
Administrative and waste services	87,921	80,363	82,405
Educational services	12,115	13,095	13,819
Health care and social assistance	90,840	94,426	96,139
Arts, entertainment, and recreation	17,484	17,893	18,124
Accommodation and food services	50,853	52,822	53,517
Other services, except public administration	40,985	42,430	42,441
Government and government enterprises	60,779	61,899	60,991
Federal, civilian	5,005	4,873	4,696
Military	2,468	2,499	2,456
State and local	53,306	54,527	53,839
State government	(D)	(D)	(D)
Local government	(D)	(D)	(D)

See footnotes at end of table.